As filed with the Securities and Exchange Commission on September 16, 2019

Registration No. 333-233443

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROSPERITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	74-2331986
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

David Zalman

Chairman and Chief Executive Officer

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche Executive Vice President and General Counsel 80 Sugar Creek Center Blvd. Sugar Land, Texas 77478 (281) 269-7205	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-1122	Scott Almy Executive Vice President, Chief Operating Officer, Chief Risk Officer and General Counsel 5851 Legacy Circle Plano, Texas 75024 (972) 578-5000	Christian Otteson Shapiro Bieging Barber Otteson LLP 7979 East Tufts Avenue, Suite 1600 Denver, Colorado 80237 (720) 488-0220

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Prosperity Bancshares, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and Prosperity Bancshares, Inc. is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 16, 2019

Proxy Statement and Prospectus of Prosperity Bancshares, Inc.	Proxy Statement of LegacyTexas Financial Group, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On June 16, 2019, LegacyTexas Financial Group, Inc., or “Legacy,” and Prosperity Bancshares, Inc., or “Prosperity,” entered into an Agreement and Plan of Reorganization (which, as it may be amended, supplemented or modified from time to time, we refer to as the “reorganization agreement”), pursuant to which Legacy will merge with and into Prosperity. Immediately following the completion of the merger, LegacyTexas Bank, a wholly owned bank subsidiary of Legacy, will merge with and into Prosperity Bank, Prosperity’s wholly owned bank subsidiary, with Prosperity Bank continuing as the surviving bank (which we refer to as the “bank merger”).

In the merger, each share of Legacy common stock will be converted into the right to receive (i) 0.5280 (which we refer to as the “exchange ratio”) shares of Prosperity common stock (which we refer to as the “per share stock consideration”) and (ii) $6.28 in cash (which we refer to as the “per share cash consideration” and, together with the per share stock consideration, the “merger consideration”). Based on Prosperity’s closing price of $67.24 per share on June 14, 2019, the last trading day before the announcement of the reorganization agreement, and the number of shares of Legacy common stock outstanding as of June 14, 2019, the merger consideration represented approximately $41.78 for each share of Legacy common stock and aggregate consideration of approximately $2.1 billion. Based on Prosperity’s closing price of $71.04 per share on September 13, 2019, the last practicable trading day before the date of the enclosed joint proxy statement/prospectus, and the number of shares of Legacy common stock outstanding as of such date, the merger consideration represented approximately $43.79 for each share of Legacy common stock and aggregate consideration of approximately $2.2 billion. We encourage you to obtain current market quotations for the common stock of Prosperity and Legacy before you vote. Prosperity common stock is currently quoted on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “PB.” Legacy common stock is currently quoted on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”) under the symbol “LTXB.”

The number of shares of Prosperity common stock to be delivered to holders of shares of Legacy common stock upon completion of the merger is approximately 26,253,406 shares, based on the number of shares of Legacy common stock, including shares expected to be issued in connection with outstanding options and performance share awards, outstanding as of September 16, 2019.

Prosperity and Legacy will each hold a special meeting of their respective shareholders in connection with the merger. Prosperity shareholders will be asked to vote to approve the reorganization agreement and related matters, as well as to approve the other matters to be considered at the special meeting, as described in the attached joint proxy statement/prospectus. Legacy stockholders will be asked to vote to approve the reorganization agreement and approve related matters, as described in the attached joint proxy statement/prospectus.

The special meeting of Prosperity shareholders will be held on October 29, 2019, at 10:30 a.m. Central Time, at 80 Sugar Creek Center Blvd., Sugar Land, Texas 77478. The special meeting of Legacy stockholders will be held on October 28, at 11:00 a.m. Central Time, at LegacyTexas Business Center, 5400 Independence Parkway, Suite 200, Plano, Texas 75023.

Your vote is important. We cannot complete the merger unless Prosperity’s shareholders and Legacy’s stockholders approve the reorganization agreement. Approval of the reorganization agreement requires (1) the affirmative vote of the holders of a majority of the outstanding shares of Prosperity common stock entitled to vote on the proposal and (2) the affirmative vote of the holders of a majority of the outstanding shares of Legacy common stock entitled to vote on the proposal. Regardless of whether or not you plan to attend your special meeting, please take the time to vote your shares in accordance with the instructions contained in the enclosed joint proxy statement/prospectus.

The Prosperity board of directors recommends that Prosperity shareholders vote “FOR” the approval of the reorganization agreement and “FOR” the other matters to be considered at the Prosperity special meeting.

The Legacy board of directors recommends that Legacy stockholders vote “FOR” the approval of the reorganization agreement and “FOR” the other matters to be considered at the Legacy special meeting.

The enclosed joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read the entire joint proxy statement/prospectus, including the “Risk Factors” section, beginning on page 42, for a discussion of the risks relating to the proposed merger. You also can obtain information about Prosperity and Legacy from documents that each has filed with the Securities and Exchange Commission.

If Prosperity shareholders have any questions or require assistance in voting their shares of Prosperity, they should call Alliance Advisors, Prosperity’s proxy solicitor for its special meeting, toll-free at (833) 786-6483.

If Legacy stockholders have any questions or require assistance in voting their shares of Legacy stock, they should call Alliance Advisors, Legacy’s proxy solicitor for its special meeting, toll-free at (833) 786-6483.

If you have any questions concerning the merger, Prosperity shareholders should write to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations or call (281) 269-7199, and Legacy stockholders should contact Legacy at LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024 Attn: Investor Relations or call (972) 578-5000. We look forward to seeing you at your respective meeting.

David Zalman Chairman of the Board Prosperity Bancshares, Inc.	Anthony J. LeVecchio Chairman of the Board LegacyTexas Financial Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities that Prosperity is offering through this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated September 17, 2019, and is first being mailed or otherwise delivered to Prosperity shareholders and Legacy stockholders on or about September 20, 2019.

LegacyTexas Financial Group, Inc.

5851 Legacy Circle, Suite 1200

Plano, Texas 75024

(972) 578-5000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of Legacy:

A special meeting of the stockholders of LegacyTexas Financial Group, Inc. (“Legacy”) will be held on October 28, 2019, at 11:00 a.m. Central Time, at LegacyTexas Business Center, 5400 Independence Parkway, Suite 200, Plano, Texas 75023, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of June 16, 2019, by and between Legacy and Prosperity Bancshares, Inc. (“Prosperity”), as it may be amended, supplemented or modified from time to time, pursuant to which Legacy will merge with and into Prosperity (the “merger”), as more fully described in the enclosed joint proxy statement/prospectus (which we refer to as the “Legacy merger proposal”);

2. To consider and vote upon a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Legacy may receive in connection with the merger pursuant to existing agreements or arrangements with Legacy (which we refer to as the “Legacy compensation proposal”); and

3. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if the board of directors of Legacy determines such an adjournment is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Legacy merger proposal (which we refer to as the “Legacy adjournment proposal”).

Legacy will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in the joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the reorganization agreement is attached as Appendix A to the joint proxy statement/prospectus.

The Legacy board of directors has set September 16, 2019 as the record date for the Legacy special meeting. Only holders of record of Legacy common stock at the close of business on September 16, 2019 will be entitled to notice of and to vote at the Legacy special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Legacy special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Legacy common stock.

Approval of the Legacy merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Legacy common stock entitled to vote at the Legacy special meeting. Approval of the Legacy compensation proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting. The Legacy adjournment proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting.

The board of directors of Legacy has approved the reorganization agreement and recommends that you vote “FOR” the Legacy merger proposal, “FOR” the Legacy compensation proposal and “FOR” the Legacy adjournment proposal.

Your vote is very important. We cannot complete the merger unless Legacy’s stockholders approve the Legacy merger proposal.

A proxy card is enclosed. Whether or not you plan to attend the Legacy special meeting, please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope or via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card. You may revoke your proxy in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the Legacy special meeting, you may vote in person if you desire, even if you have previously returned your proxy card or submitted your vote via the Internet or by telephone.

If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Legacy common stock, please contact Legacy at 5851 Legacy Circle, Plano, Texas 75024, Attn: Investor Relations or call (972) 578-5000 and ask for Kimberly Whitaker.

By Order of the Board of Directors,

Anthony J. LeVecchio

Chairman of the Board

Plano, Texas

September 17, 2019

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Prosperity:

A special meeting of shareholders of Prosperity Bancshares, Inc. (“Prosperity”) will be held on October 29, 2019, at 10:30 a.m. Central Time, at 80 Sugar Creek Center Blvd., Sugar Land, Texas 77478, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of June 16, 2019 (the “reorganization agreement”), by and between Prosperity and LegacyTexas Financial Group, Inc. (“Legacy”), as it may be amended, supplemented or modified from time to time, pursuant to which Legacy will merge with and into Prosperity (the “merger”), the transactions contemplated by the reorganization agreement, and the issuance of Prosperity common stock in connection with the merger, each as more fully described in the enclosed joint proxy statement/prospectus (which we refer to as the “Prosperity merger proposal”); and

2. To consider and vote upon any proposal to adjourn the special meeting to a later date or dates, if the board of directors of Prosperity determines such an adjournment is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Prosperity merger proposal (which we refer to as the “Prosperity adjournment proposal”).

Prosperity will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in the joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the reorganization agreement is attached as Appendix A to the joint proxy statement/prospectus.

The Prosperity board of directors has set September 16, 2019 as the record date for the Prosperity special meeting. Only holders of record of Prosperity common stock at the close of business on September 16, 2019 will be entitled to notice of and to vote at the Prosperity special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Prosperity special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Prosperity common stock.

Approval of the Prosperity merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Prosperity common stock entitled to vote at the Prosperity special meeting. The Prosperity adjournment proposal requires the affirmative vote of a majority of votes cast by the Prosperity shareholders entitled to vote on such proposal at the Prosperity special meeting.

The board of directors of Prosperity has approved the reorganization agreement and recommends that you vote “FOR” the Prosperity merger proposal and “FOR” the Prosperity adjournment proposal.

Your vote is very important. We cannot complete the merger unless Prosperity’s shareholders approve the Prosperity merger proposal.

A proxy card is enclosed. Whether or not you plan to attend the Prosperity special meeting, please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope or via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card. You may revoke your proxy in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the Prosperity special meeting, you may vote in person if you desire, even if you have previously returned your proxy card or submitted your vote via the Internet or by telephone.

If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Prosperity common stock, please contact Prosperity at Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations or call (281) 269-7199.

By Order of the Board of Directors,

David Zalman

Chairman of the Board

Houston, Texas

September 17, 2019

HOW TO OBTAIN ADDITIONAL INFORMATION

Certain important business and financial information about Prosperity and Legacy included in documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) has not been included in or incorporated by reference in this document. This information is described under “Where You Can Find More Information.”

With respect to Prosperity, you can obtain free copies of this information by writing or calling:

Prosperity Bancshares, Inc.

Attention: Investor Relations

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

With respect to Legacy, you can obtain free copies of this information by writing or calling:

LegacyTexas Financial Group, Inc.

Attention: Investor Relations

5851 Legacy Circle

Plano, Texas 75024

(972) 578-5000

In addition, if Prosperity shareholders have specific questions about the merger or the Prosperity special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation for the Prosperity special meeting, they may contact Alliance Advisors, the proxy solicitor for Prosperity, at the following address or by calling the following telephone number:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

If Legacy stockholders have specific questions about the merger or the Legacy special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation for the Legacy special meeting, they may contact Alliance Advisors, the proxy solicitor for Legacy, at the following address or by calling the following telephone number:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

To obtain timely delivery of any of the documents before the special meeting of shareholders of Prosperity or Legacy, you must request the information by no later than five business days prior to the Prosperity special meeting, or October 22, 2019, or five business days prior to the Legacy special meeting, or October 21, 2019.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This joint proxy statement/prospectus has been prepared as of September 17, 2019. There may be changes in the affairs of Legacy or Prosperity after that date that are not reflected in this document.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you may have regarding the Agreement and Plan of Reorganization, or the “reorganization agreement,” dated as of June 14, 2019, by and between Prosperity Bancshares, Inc., or “Prosperity,” and LegacyTexas Financial Group, Inc., or “Legacy,” pursuant to which Legacy will merge with and into Prosperity, with Prosperity being the surviving entity following the merger, which transaction is referred to herein as the “merger,” and the special meetings, and brief answers to those questions. Prosperity and Legacy advise you to read carefully the remainder of this joint proxy statement/prospectus because the information contained in this section does not provide all of the information that might be important to you with respect to the merger and the special meetings. Additional important information is also referred to under the caption “Where You Can Find More Information” beginning on page 152.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

In order to approve the reorganization agreement and related matters, Prosperity has called a special meeting of its shareholders. This document serves as a proxy statement for the Prosperity special meeting and describes the proposals to be presented at the Prosperity special meeting.

Legacy has also called a special meeting of its stockholders to approve the reorganization agreement and approve related matters. This document serves as a proxy statement for the Legacy special meeting and describes the proposals to be presented at the Legacy special meeting. Finally, this document is also a prospectus that is being delivered to Legacy stockholders because, in connection with the merger, Prosperity is offering shares of Prosperity common stock to Legacy stockholders.

This joint proxy statement/prospectus contains important information about the merger, the reorganization agreement and the other proposals being voted on at the Prosperity and Legacy special meetings and important information to consider in connection with an investment in Prosperity common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What are Legacy stockholders being asked to vote upon?

A:	Legacy is proposing to be acquired by Prosperity. As part of the overall transaction, the holders of Legacy common stock are being asked to consider and vote on the following proposals:

•

to approve the reorganization agreement, pursuant to which Legacy will merge with and into Prosperity (which we refer to as the “Legacy merger proposal”), as is further described in the section entitled “The Merger” beginning on page 61 and “The Reorganization Agreement” beginning on page 101;

•

to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Legacy may receive in connection with the merger pursuant to existing agreements or arrangements with Legacy (which we refer to as the “Legacy compensation proposal”), which is further described in the section entitled “Legacy Compensation Proposal” beginning on page 128; and

•

to approve the adjournment of the Legacy special meeting to a later date or dates if the board of directors of Legacy determines it is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Legacy merger proposal (which we refer to as the “Legacy adjournment proposal”), which is further described in the section entitled “Legacy Adjournment Proposal” beginning on page 129.

No other business may be conducted at the Legacy special meeting.

Q:	What are Prosperity shareholders being asked to vote upon?

A:	Prosperity is proposing to acquire Legacy through the merger. As part of the overall transaction, the shareholders of Prosperity are being asked to consider and vote on the following proposals:

•

to approve the reorganization agreement, pursuant to which Legacy will merge with and into Prosperity, the transactions contemplated thereby and the issuance of Prosperity common stock in connection with the merger (which we refer to as the “Prosperity merger proposal”), as is further described in the section entitled “The Merger” beginning on page 61 and “The Reorganization Agreement” beginning on page 101; and

•

to approve the adjournment of the Prosperity special meeting to a later date or dates, if the board of directors of Prosperity determines it is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Prosperity merger proposal (which we refer to as the “Prosperity adjournment proposal”), as is further described in the section entitled “Prosperity Adjournment Proposal” beginning on page 130.

No other business may be conducted at the Prosperity special meeting.

Q:	What will happen in the merger?

A:

In the merger, Legacy will be merged with and into Prosperity, with Prosperity being the surviving entity. At the effective time of the merger, Legacy will cease to exist. Upon the merger of Legacy with and into Prosperity, the then-outstanding shares of Legacy common stock will be converted into the right to receive the merger consideration described below. Immediately following the merger, LegacyTexas Bank (which we refer to as “Legacy Bank”) will be merged with and into Prosperity Bank, with Prosperity Bank being the surviving bank. The merger of Legacy Bank with and into Prosperity Bank is referred to in this joint proxy statement/prospectus as the “bank merger.” Legacy Bank will cease to exist after the bank merger occurs. Legacy Bank is a Texas banking association with its home office in Plano, Texas, and is a wholly owned subsidiary of Legacy. Prosperity Bank is a Texas banking association headquartered in El Campo, Texas, and is a wholly owned subsidiary of Prosperity.

Q:	What will Legacy stockholders receive in the merger?

A:

If the merger is completed, Legacy stockholders will receive 0.5280 (which we refer to as the “exchange ratio”) shares of Prosperity common stock (which we refer to as the “per share stock consideration”) and $6.28 in cash (which we refer to as the “per share cash consideration” and, together with the per share stock consideration, the “merger consideration”) for each share of Legacy common stock held immediately prior to the merger. No fractional shares of Prosperity common stock will be issued in the merger. In lieu of the issuance of any such fractional shares, Prosperity will pay to each former holder of Legacy shares otherwise entitled to receive such fractional shares an amount of cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing-sale price per Prosperity share on the NYSE for the five full trading days ending on the trading day preceding the closing date, as reported by The Wall Street Journal, by (ii) the fraction of a Prosperity share such holder would otherwise be entitled to receive pursuant to the reorganization agreement.

Q:	What consideration will holders of outstanding Legacy options receive in the merger?

A:

If the merger is completed, each outstanding and unexercised option granted by Legacy to purchase shares of Legacy common stock under the Legacy equity compensation plans will fully vest and be cancelled and converted into the right to receive the merger consideration with respect to a number of shares of Legacy common stock (rounded down to the nearest whole share) equal to the quotient of (x) the product of (A) the number of shares of Legacy common stock subject to such option multiplied by (B) the excess, if any, of (i) the sum of the per share stock consideration and the per share cash consideration over (ii) the exercise price per share of Legacy common stock under the option, divided by (y) the sum of the per share stock consideration and the per share cash consideration. See “The Reorganization Agreement—Treatment of Legacy Options” beginning on page 103 for additional information.

Q:	What consideration will holders of outstanding Legacy restricted stock awards and performance share awards receive in the merger?

A:

If the merger is completed, each outstanding and unvested Legacy restricted stock award and performance share award will vest and will be converted into the right to receive the merger consideration with respect to the number of shares of Legacy common stock subject to such restricted stock award or performance share award (which for any such awards subject to the satisfaction of performance criteria shall be calculated assuming satisfaction of such criteria at target performance levels). See “The Reorganization Agreement—Treatment of Legacy Restricted Stock Awards and Performance Share Awards” beginning on page 103 for additional information.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the effective time?

A:

Yes. Although the exchange ratio is fixed (except for customary anti-dilution adjustments in limited circumstances pursuant to the reorganization agreement), the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of shares of Prosperity common stock. Any fluctuation in the market price of Prosperity shares after the date of this joint proxy statement/prospectus will change the value of the shares of Prosperity common stock that Legacy stockholders will receive.

Q:	What are the U.S. federal income tax consequences of the merger to Legacy stockholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and it is a condition to the respective obligations of Prosperity and Legacy to complete the merger that each of Prosperity and Legacy receives a legal opinion to that effect. Consistent with such treatment, a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 125) of Legacy common stock will recognize gain, but will not be permitted to recognize loss, for U.S. federal income tax purposes on the exchange of shares of Legacy common stock for shares of Prosperity common stock in the merger in an amount equal to the lesser of (a) the cash consideration received (excluding cash received in lieu of a fractional share) and (b) gain realized. The amount of gain realized will be equal to the amount by which the cash plus the fair market value, at the effective time of the merger, of the Prosperity common stock received exceeds the U.S. holder’s adjusted tax basis in the Legacy common stock to be surrendered in exchange therefor.

For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Legacy common stock. The tax consequences to a holder of Legacy common stock will depend on his, her or its individual situation. Accordingly, we strongly urge holders of Legacy common stock to consult their tax advisors for a full understanding of the particular tax consequences of the merger to them.

Q:	Will Prosperity shareholders receive any consideration as a result of the merger?

A:

No. Whether or not the merger is completed, Prosperity shareholders will retain the shares of Prosperity common stock that they currently own. They will not receive any merger consideration, whether cash or any additional shares of Prosperity common stock in the merger. If the merger is consummated, the issuance of the shares of Prosperity common stock to the Legacy stockholders in the merger will result in the existing Prosperity shareholders’ ownership interest in and voting power with respect to Prosperity being diluted.

Q:	When do you expect the merger to be completed?

A:

We are working to complete the merger in the fourth quarter of 2019. However, neither Prosperity nor Legacy can assure you of when or if the merger will be completed. Prosperity must obtain the approval of Prosperity shareholders to approve the Prosperity merger proposal at its special meeting, and Legacy must obtain the approval of Legacy stockholders to approve the Legacy merger proposal at its special meeting. Prosperity and Legacy must also obtain required regulatory approvals in addition to satisfying certain other closing conditions under the terms of the reorganization agreement.

Q:	Are there any risks I should consider in deciding whether I will vote for the reorganization agreement and the other proposals to be considered at the Prosperity special meeting?

A:	Yes. Set forth under the heading of “Risk Factors,” beginning on page 42, are a number of risk factors that you should consider carefully.

Q:	When and where will the special shareholders’ meetings be held?

A:

Legacy stockholders: The Legacy special stockholders’ meeting is scheduled to take place at 11:00 a.m. Central Time, on October 28, 2019, at LegacyTexas Business Center, 5400 Independence Parkway, Suite 200, Plano, Texas 75023.

Prosperity shareholders: The Prosperity special shareholders’ meeting is scheduled to take place at 10:30 a.m. Central Time, on October 29, 2019, at 80 Sugar Creek Center Blvd., Sugar Land, Texas 77478.

Q:	Who is entitled to vote at the special meeting?

A:

Legacy stockholders: The holders of record of Legacy common stock at the close of business on September 16, 2019, which is the date that Legacy’s board of directors has fixed as the record date for the Legacy special meeting, are entitled to vote at the Legacy special meeting.

Prosperity shareholders: The holders of record of Prosperity common stock at the close of business on September 16, 2019, which is the date that Prosperity’s board of directors has fixed as the record date for the Prosperity special meeting, are entitled to vote at the Prosperity special meeting.

Q:	What are my choices when voting?

A:

With respect to each of the proposals, holders of common stock entitled to vote may vote for, against or abstain from voting on the proposals in question presented at either the Legacy special meeting or the Prosperity special meeting, as the case may be.

Q:	What constitutes a quorum at the Legacy special meeting and the Prosperity special meeting?

A:

Legacy stockholders: The presence at the Legacy special meeting, in person or by proxy, of holders of one-third of the outstanding shares of Legacy common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker nonvotes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

If a quorum is not present, Legacy may adjourn the Legacy special meeting.

Prosperity shareholders: The presence at the Prosperity special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Prosperity common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker nonvotes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

If a quorum is not present, Prosperity may adjourn the Prosperity special meeting.

Q:	What votes are required for approval of the reorganization agreement?

A:

Legacy stockholders: Approval of the Legacy merger proposal by Legacy stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Legacy common stock entitled to vote on such proposal at the Legacy special meeting (which we refer to as the “requisite Legacy stockholder approval”).

Prosperity shareholders: Approval of the Prosperity merger proposal by Prosperity shareholders requires the affirmative vote of the holders of a majority of the outstanding shares of Prosperity common stock entitled to vote on such proposal at the Prosperity special meeting (which we refer to as the “requisite Prosperity shareholder approval”).

Q:	What vote is required to approve, on an advisory (non-binding) basis, the Legacy compensation proposal?

A:

Approval of the Legacy compensation proposal by Legacy stockholders requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting.

Q:	What votes are required to approve the adjournment proposals?

A:

Legacy stockholders: Approval of the Legacy adjournment proposal by Legacy stockholders requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting.

Prosperity shareholders: Approval of the Prosperity adjournment proposal by Prosperity shareholders requires the affirmative vote of a majority of votes cast by the Prosperity shareholders entitled to vote on such proposal at the Prosperity special meeting.

Q:	How does the board of directors of Legacy recommend that Legacy stockholders vote at the special meeting?

A:

The board of directors of Legacy recommends that Legacy stockholders vote their shares “FOR” the Legacy merger proposal, “FOR” the Legacy compensation proposal and “FOR” the Legacy adjournment proposal.

Q:	How does the board of directors of Prosperity recommend that Prosperity shareholders vote at the Prosperity special meeting?

A:	The board of directors of Prosperity recommends that Prosperity shareholders vote their shares “FOR” the Prosperity merger proposal and “FOR” the Prosperity adjournment proposal.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:

Legacy stockholders: No. Under the Maryland General Corporation Law (which we refer to as the “MGCL”), holders of Legacy common stock are not entitled to dissenters’ or appraisal rights in connection with the merger.

Prosperity shareholders: No. Under the Texas Business Organizations Code (which we refer to as the “TBOC”), holders of shares of Prosperity common stock are not entitled to dissenters’ or appraisal rights in connection with the merger or the share issuance in connection with the merger.

Q:	What happens if I transfer my shares after the record date for the special meetings?

A:

Legacy stockholders: The record date for the Legacy special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Legacy common stock after the record date, but prior to the effective time of the merger, you will retain the right to vote at the Legacy special meeting, but the right to receive the merger consideration will transfer with the shares of Legacy common stock.

Prosperity shareholders: The record date for the Prosperity special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Prosperity common stock after the record date, but prior to the completion of the merger, you will retain the right to vote at the Prosperity special meeting but will no longer own such shares of the combined company upon completion of the merger.

Q:	What do I need to do now?

A:

Legacy stockholders: After you have thoroughly read and considered the information contained in this joint proxy statement/prospectus and have decided how you wish to vote your shares of Legacy common stock, please vote your shares promptly so that your shares are represented and voted at the Legacy special meeting. The process for voting your shares depends on how your shares are held. Generally, you may hold shares as a “record holder” (that is, in your own name) or in “street name” (that is, through a broker, bank, trustee or other nominee). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder on the record date for the Legacy special meeting, you may vote by proxy or you may attend the Legacy special meeting and vote in person. If you are a record holder on the record date for the Legacy special meeting and want to vote your shares by proxy, you have three ways to vote:

•

simply indicate on the proxy card(s) applicable to your Legacy common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible, but in any event no later than the time necessary for your proxy card to be actually received by Legacy immediately prior to the vote at the Legacy special meeting;

•	call 1-866-804-9616 using a touch-tone telephone and follow the instructions for telephone voting provided on the call; or

•	go to the website www.AALvote.com/LTXBSM and follow the instructions at that website.

Your proxy card must be received by Legacy no later than the time the polls close for voting at the Legacy special meeting for your vote to be counted at the meeting. Please note that telephone and Internet voting will close at 11:59 p.m. Central Time, on October 27, 2019. All references in this joint proxy statement/prospectus to a particular time of day refer to Central Time, to the extent such references relate to the Prosperity special meeting or the Legacy special meeting.

Voting your shares by proxy will enable your shares of Legacy common stock to be represented and voted at the Legacy special meeting if you do not attend the Legacy special meeting and vote your shares in person.

If you hold shares through the LegacyTexas 401(k) Employee Stock Ownership Plan, you will receive information and separate instructions from the plan’s trustee about how to direct the trustee to vote such shares. See “The Legacy Special Meeting—Participants in the LegacyTexas 401(k) Employee Stock Ownership Plan” beginning on page 54 for additional information.

Prosperity shareholders: After you have thoroughly read and considered the information contained in this joint proxy statement/prospectus and have decided how you wish to vote your shares of Prosperity common stock, please vote your shares promptly so that your shares are represented and voted at the Prosperity special meeting. The process for voting your shares depends on how your shares are held. Generally you may hold shares as a “record holder” (that is, in your own name) or in “street name” (that is, through a broker, bank, trustee or other nominee). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder on the record date for the Prosperity special meeting, you may vote by proxy or you may attend the Prosperity special meeting and vote in person. If you are a record holder on the record date for the Prosperity special meeting and want to vote your shares by proxy, you have three ways to vote:

•

simply indicate on the proxy card(s) applicable to your Prosperity common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible, but in any event no later than the time necessary for your proxy card(s) to be actually received by Prosperity prior to the vote at the Prosperity special meeting;

•	call 1-800-652-VOTE (8683) using a touch-tone telephone and follow the instructions for telephone voting provided on the call; or

•	go to the website www.investorvote.com/PB and follow the instructions at that website.

Your proxy card must be received by Prosperity no later than the time the polls close for voting at the Prosperity special meeting for your vote to be counted at the meeting. Please note that telephone and Internet voting will close at 11:59 p.m. Central Time, on October 28, 2019.

Voting your shares by proxy will enable your shares of Prosperity common stock to be represented and voted at the Prosperity special meeting if you do not attend the Prosperity special meeting and vote your shares in person.

If you hold shares through the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan, you will receive information and separate instructions about how to direct the voting of such shares. See “The Prosperity Special Meeting—Participants in the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan” beginning on page 59 for additional information.

Q:	If my shares of common stock are held in “street name” by my broker, bank, trustee or other nominee, will my broker, bank, trustee or other nominee vote my shares for me?

A:	No. Your broker, bank, trustee or other nominee cannot vote your shares without instructions from you.

If you hold your shares in “street name,” you should have received access to these proxy materials from your broker, bank, trustee or other nominee with instructions on how to instruct your broker, bank, trustee or other nominee to vote your shares on the proposals. Please follow the voting instructions provided by the broker, bank, trustee or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to Legacy or Prosperity, or by voting in person at the Legacy special meeting or the Prosperity special meeting, unless you provide a legal proxy, which you must obtain from your broker, bank, trustee or other nominee. Further, brokers, banks, trustees or nominees who hold shares of Legacy common stock or Prosperity common stock on behalf of their customers may not give a proxy to Legacy or Prosperity to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees or nominees do not have discretionary voting power on these matters.

If you do not provide instructions to your broker, bank, trustee or other nominee, your shares will not be voted, which will have the same effect as a vote against the proposal to approve the reorganization agreement.

Q:	How will my shares be voted if I return a signed and dated proxy card but do not specify how my shares will be voted?

A:	Legacy stockholders: The shares to which such proxy card relates will be voted FOR the Legacy merger proposal, FOR the Legacy compensation proposal and FOR the Legacy adjournment proposal.

Prosperity shareholders: The shares to which such proxy card relates will be voted FOR the Prosperity merger proposal and FOR the Prosperity adjournment proposal.

Q:	Can I attend the special meeting and vote in person?

A:

Legacy stockholders: Yes. All Legacy stockholders are invited to attend the Legacy special meeting. Stockholders of record of Legacy common stock on the record date for the Legacy special meeting can vote in person at the Legacy special meeting.

If your shares of Legacy are held in “street name,” then you are not the stockholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy, executed in your favor, from the broker, bank, trustee or other nominee that was the record holder of your shares held in “street name” as of the record date: (i) confirming that you were the beneficial owner of those shares as of the record date, (ii) stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank, trustee or other nominee, and (iii) appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Whether or not you intend to be present at the Legacy special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Legacy special meeting.

Prosperity shareholders: Yes. All Prosperity shareholders are invited to attend the Prosperity special meeting. Shareholders of record of Prosperity common stock on the record date for the Prosperity special meeting can vote in person at the Prosperity special meeting.

If your shares of Prosperity are held in “street name,” then you are not the shareholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy, executed in your favor, from the broker, bank, trustee or other nominee that was the record holder of your shares held in “street name” as of the record date: (i) confirming that you were the beneficial owner of those shares as of the record date, (ii) stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank, trustee or other nominee, and (iii) appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Whether or not you intend to be present at the Prosperity special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Prosperity special meeting.

Q:	May I change my vote after I have submitted my proxy card?

A:

Legacy stockholders: Yes. If you are a holder of record of shares of Legacy common stock, regardless of the method used to cast your vote, you may change your vote prior to the time the polls close for voting at the Legacy special meeting by:

•

delivering to Legacy prior to the Legacy special meeting a written notice of revocation addressed to: LegacyTexas Financial Group, Inc., Attention: Corporate Secretary, 5851 Legacy Circle, Plano, Texas 75024;

•

completing, signing and returning a new proxy card with a later date than the date on your original proxy card prior to the time the polls close for voting at the Legacy special meeting, in which case any earlier proxy will be revoked automatically;

•

logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 27, 2019; or

•

attending the Legacy special meeting and voting in person, in which case any earlier proxy will be revoked. However, simply attending the Legacy special meeting without voting on a proposal will not revoke your proxy previously provided as to that proposal.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Prosperity shareholders: Yes. If you are a holder of record of shares of Prosperity common stock, regardless of the method used to cast a vote, you may change your vote by:

•

delivering to Prosperity prior to the Prosperity special meeting a written notice of revocation addressed to: Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attention: Secretary;

•

completing, signing and returning a new proxy card with a later date than the date on your original proxy card prior to the time the polls close for voting at the Prosperity special meeting, in which case any earlier proxy will be revoked automatically;

•

logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 28, 2019; or

•

attending the Prosperity special meeting and voting in person, in which case any earlier proxy will be revoked. However, simply attending the Prosperity special meeting without voting on a proposal will not revoke your proxy previously provided as to that proposal.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Q:	What happens if I mark “ABSTAIN” on my proxy card, instruct my broker to vote “ABSTAIN,” or fail to instruct my broker to vote?

A:

Legacy stockholders: If you are a record holder of Legacy common stock and you mark “ABSTAIN” on your proxy card or if you hold your shares of Legacy common stock in “street name” and you instruct your broker, bank, trustee or other nominee to mark “ABSTAIN” or you fail to instruct your broker, bank, trustee or other nominee to vote your shares and the broker, bank, trustee or other nominee submits a proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of Legacy common stock will be counted towards a quorum at the Legacy special meeting, and such shares will have the same effect as a vote “AGAINST” the Legacy merger proposal.

Abstentions and broker nonvotes will have no effect on the Legacy compensation proposal or the Legacy adjournment proposal.

Prosperity shareholders: If you are a record holder of Prosperity common stock and you mark “ABSTAIN” on your proxy card or if you hold your shares of Prosperity common stock in “street name” and you instruct your broker, bank, trustee or other nominee to mark “ABSTAIN” or you fail to instruct your broker, bank, trustee or other nominee to vote your shares and the broker, bank, trustee or other nominee submits a proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of

Prosperity common stock will be counted towards a quorum at the Prosperity special meeting, and such shares will have the same effect as a vote “AGAINST” the Prosperity merger proposal.

Abstentions and broker nonvotes will have no effect on the Prosperity adjournment proposal.

Q:	What happens if I fail to submit a proxy card or vote in person at the special meeting?

A:

Legacy stockholders: If you fail to submit a proxy card or vote in person at the Legacy special meeting, then it will have the same effect as a vote “AGAINST” the Legacy merger proposal and it will have no effect on the Legacy compensation proposal or the Legacy adjournment proposal.

Prosperity shareholders: If you fail to submit a proxy card or vote in person at the Prosperity special meeting, then it will have the same effect as a vote “AGAINST” the Prosperity merger proposal, and it will have no effect on the Prosperity adjournment proposal.

Q:	Should Legacy stockholders send in their stock certificates now?

A:

No. As soon as practical after the effective time, and no later than 10 business days after the effective time, Prosperity will use commercially reasonable efforts to cause its exchange agent, Computershare Investor Services, Inc., to send the Legacy stockholders written instructions for exchanging their stock certificates. Legacy stockholders should not send any Legacy stock certificates with their proxy cards.

Q:	Who can help answer my questions?

A:

Legacy stockholders: If you have additional questions about the merger, you should contact Legacy Investor Relations at 5851 Legacy Circle, Plano, Texas 75024, telephone (303) 675-1194, or Alliance Advisors, Legacy’s proxy solicitor for its special meeting, at 200 Broadacres Drive, 3rd Fl., Bloomfield, New Jersey 07003 or toll-free at (833) 786-6483.

Prosperity shareholders: If you have additional questions about the merger, you should Prosperity Investor Relations at Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, telephone (281) 269-7199, or Alliance Advisors, Prosperity’s proxy solicitor for its special meeting, at 200 Broadacres Drive, 3rd Fl., Bloomfield, New Jersey 07003 or toll-free at (833) 786-6483.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you regarding the merger and related matters. Prosperity and Legacy urge you to carefully read this entire document and the other information that is referred to in this joint proxy statement/prospectus or contained in the reports and documents incorporated by reference in this joint proxy statement/prospectus. These documents will give you a more complete description of the items for consideration at the special meeting. For more information about Prosperity and Legacy, see “Where You Can Find More Information” on page 152. Prosperity and Legacy have included page references in this summary to direct you to other places in this joint proxy statement/prospectus where you can find a more complete description of the topics that Prosperity and Legacy have summarized.

The Companies (page 131)

Prosperity Bancshares, Inc.

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

www.prosperitybankusa.com

Prosperity Bancshares, Inc.® (“Prosperity”) was formed in 1983 as a vehicle to acquire the former Allied Bank in Edna, Texas, which was chartered in 1949 as The First National Bank of Edna and is now known as Prosperity Bank. Prosperity is a Texas corporation and registered financial holding company that derives substantially all of its revenues and income from the operation of its bank subsidiary, Prosperity Bank® (“Prosperity Bank”). Prosperity Bank provides a wide array of financial products and services to small and medium-sized businesses and consumers. As of June 30, 2019, Prosperity Bank operated 243 full service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area, including Corpus Christi and Victoria; 33 in the Dallas/Fort Worth area; 22 in the East Texas area; 29 in the Central Texas area, including Austin and San Antonio; 34 in the West Texas area, including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area; 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area. Prosperity’s common stock is traded on the NYSE under the symbol “PB.”

LegacyTexas Financial Group, Inc.

5851 Legacy Circle

Plano, Texas 75024

(972) 578-5000

www.legacytexas.com

LegacyTexas Financial Group, Inc. (“Legacy”) is a Maryland corporation and registered bank holding company. LegacyTexas Bank (“Legacy Bank”), a Texas banking association, is Legacy’s wholly owned principal operating subsidiary. The principal business of Legacy consists of attracting retail deposits from the general public and the business community and investing those funds, along with borrowed funds, in commercial real estate loans, secured and unsecured commercial and industrial loans, as well as permanent loans secured by first and second mortgages on one- to four-family residences and consumer loans. Additionally, Legacy Bank’s Warehouse Purchase Program allows mortgage banking company customers to close one- to four-family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors. Legacy’s operating revenues are derived principally from interest earned on interest-earning assets, including loans and investment securities, and service charges and fees on deposits and other account services. Legacy’s primary sources of funds are deposits, FHLB advances and other borrowings, and payments received on loans and securities. Legacy offers a variety of deposit accounts that provide a wide range of interest rates and terms, generally including savings, money market, certificate of deposit and demand accounts. At December 31, 2018, in addition to its executive offices, Legacy had three administrative offices, 42 full-service branches, one commercial loan production office located in Houston, Texas and a Warehouse Purchase Program office located in Littleton, Colorado. Legacy’s common stock is traded on the NASDAQ under the symbol “LTXB.”

Proposed Merger (page 101)

The reorganization agreement is attached to this joint proxy statement/prospectus as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

Terms of the Merger (page 61)

The reorganization agreement provides for the merger of Legacy with and into Prosperity, with Prosperity being the surviving corporation following the merger. Prosperity is the sole shareholder of Prosperity Bank, a Texas banking association, and Legacy is the sole shareholder of Legacy Bank, a Texas banking association. Pursuant to the reorganization agreement, immediately following the effectiveness of the merger, Legacy Bank will merge with and into Prosperity Bank, with Prosperity Bank being the surviving bank following the bank merger.

Merger Consideration (page 102)

At the effective time, each share of Legacy common stock (except for certain specified shares of Legacy common stock owned directly by Prosperity or Legacy, including shares of Legacy common stock held in the treasury of Legacy (other than shares of Legacy common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or that are held directly or indirectly by Prosperity or Legacy in respect of a debt previously contracted)) will be converted into the right to receive 0.5280 shares of Prosperity common stock and $6.28 in cash, without interest and with cash paid in lieu of fractional shares.

As a result of the foregoing, based on the number of shares of Prosperity common stock and the number of shares of Legacy common stock (including shares of Legacy common stock expected to be issued in connection with outstanding Legacy options and performance share awards) outstanding as of September 16, 2019, we expect that Legacy stockholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 27.7% of the issued and outstanding shares of Prosperity common stock immediately following the closing of the merger (without giving effect to any shares of Prosperity common stock that may have been held by any Legacy stockholders prior to the merger).

No fractional shares of Prosperity common stock will be issued in the merger. In lieu of the issuance of any such fractional shares, Prosperity will pay to each former holder of Legacy shares otherwise entitled to receive such fractional shares an amount of cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing-sale price per Prosperity share on the NYSE for the five full trading days ending on the trading day preceding the closing date, as reported by The Wall Street Journal, by (ii) the fraction of a Prosperity share such holder would otherwise be entitled to receive pursuant to the reorganization agreement.

The implied value of the merger consideration will fluctuate as the market price of Prosperity common stock fluctuates before the completion of the merger. This price will not be known at the time of the Legacy special meeting and may be more or less than the current price of Prosperity common stock or the price of Prosperity common stock at the time of the Legacy special meeting.

Set forth below is a table showing the hypothetical implied value of the merger consideration based on a range of market prices for Prosperity common stock. The hypothetical implied value of the merger consideration set forth in the table below includes both the per share stock consideration and the per share cash consideration. Unlike the value of the per share stock consideration, the value of the per share cash consideration is fixed (at $6.28 per share of Legacy common stock) and will not fluctuate based on the market price of Prosperity common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

Hypothetical Prosperity Common Stock Closing Prices		Fraction of Prosperity Share to be Exchanged for each Legacy Share	Hypothetical Implied Value(3)
$50.00		0.5280	$32.68
55.00		0.5280	35.32
60.00		0.5280	37.96
65.00		0.5280	40.60
67.24	(1)	0.5280	41.78
70.00		0.5280	43.24
75.00		0.5280	45.88
80.00		0.5280	48.52
71.04	(2)	0.5280	43.79

(1)	Based on the closing price for Prosperity common stock on June 14, 2019, the trading day immediately preceding the first public announcement of the reorganization agreement.
(2)	Based on the closing price for Prosperity common stock on September 13, 2019, the last practicable date before the date of this joint proxy statement/prospectus.
(3)	Includes the per share cash consideration of $6.28 per share of Legacy common stock.

The examples above are illustrative only. The value of the merger consideration that a Legacy stockholder actually receives will be based on the actual closing price on NYSE of Prosperity common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Legacy common stock at closing may not be shown in the above table.

Treatment of Legacy Options (page 102)

At the effective time, subject to the terms and conditions of the reorganization agreement, each option granted by Legacy to purchase shares of Legacy common stock under the Legacy equity compensation plans will fully vest and be cancelled and converted into the right to receive the merger consideration with respect to a number of shares of Legacy common stock (rounded down to the nearest whole share) equal to the quotient of (x) the product of (A) the number of shares of Legacy common stock subject to such option multiplied by (B) the excess, if any, of (i) the sum of the per share stock consideration and the per share cash consideration over (ii) the exercise price per share of Legacy common stock under the option, divided by (y) the sum of the per share stock consideration and the per share cash consideration.

Treatment of Legacy Restricted Stock Awards and Performance Share Awards (page 102)

At the effective time, subject to the terms and conditions of the reorganization agreement, each unvested Legacy restricted stock award and performance share award will vest and be converted into the right to receive the merger consideration (with any performance-based vesting conditions applicable to such awards immediately prior to the effective time deemed satisfied at target performance levels) with respect to the number of shares of Legacy common stock subject to such restricted stock award or performance share award.

Recommendation of the Legacy Board and Its Reasons for the Merger (page 67)

Based on the reasons discussed elsewhere in this joint proxy statement/prospectus, the board of directors of Legacy believes that the merger is in the best interests of Legacy and the stockholders of Legacy and recommends that Legacy stockholders vote FOR the Legacy merger proposal, FOR the Legacy compensation proposal and FOR the Legacy adjournment proposal. For a discussion of the circumstances surrounding the merger and the factors considered by Legacy’s board of directors in approving the reorganization agreement, see the discussion beginning on page 61.

Recommendation of the Prosperity Board and Its Reasons for the Merger (page 69)

Based on the reasons discussed elsewhere in this joint proxy statement/prospectus, the board of directors of Prosperity believes that the merger is in the best interests of Prosperity and the shareholders of Prosperity and recommends that Prosperity shareholders vote FOR the Prosperity merger proposal and FOR the Prosperity adjournment proposal. For a discussion of the circumstances surrounding the merger and the factors considered by Prosperity’s board of directors in approving the reorganization agreement, see the discussion beginning on page 61.

Opinion of Legacy’s Financial Advisor (page 71; Appendix B)

At the meeting of the Legacy board of directors on June 14, 2019, Legacy’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), rendered its oral opinion to the Legacy board of directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Legacy common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Legacy’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Legacy board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of Legacy common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Legacy or as to the underlying decision by Legacy to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Legacy as to how such stockholder should vote with respect to the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Legacy’s Financial Advisor” beginning on page 71 of this joint proxy statement/prospectus and the copy of the J.P. Morgan opinion included in this joint proxy statement/prospectus as Appendix B.

Opinion of Prosperity’s Financial Advisor (page 78; Appendix C)

In connection with the merger, Prosperity’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated June 14, 2019, to the Prosperity board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Prosperity of the aggregate merger consideration in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix C to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Prosperity board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Prosperity to engage in the merger or enter into the reorganization agreement or constitute a recommendation to the Prosperity board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Prosperity common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Prosperity’s Financial Advisor” beginning on page 78 of this joint proxy statement/prospectus and the copy of the KBW opinion included in this joint proxy statement/prospectus as Appendix C.

Financial Interests of Directors and Officers of Legacy in the Merger (page 93)

Legacy’s executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of Legacy’s stockholders generally. Such interests include payments in connection with existing employment agreements and change in control severance plans with certain executive officers, Prosperity Bank and Legacy Bank entering into new employment agreements with Legacy Bank’s executive officers, and the right to indemnification and insurance coverage following the consummation of the merger. The members of the Legacy board of directors were aware of and considered these interests, among other matters, when they approved the reorganization agreement and recommended that Legacy stockholders approve the Legacy merger proposal. These interests are described in more detail under the section entitled “The Merger—Financial Interests of Directors and Officers of Legacy in the Merger” beginning on page 93.

The Prosperity Board of Directors After the Merger (page 98)

Effective immediately after the effective time, Prosperity will appoint Kevin Hanigan, Legacy’s current President and Chief Executive Officer, George Fisk, Legacy’s current vice chairman and Bruce Hunt, a current Legacy board member, to the Prosperity board of directors, each for a term expiring at the next annual meeting of the shareholders of Prosperity following the effective time and, in the case of each Mr. Fisk and Mr. Hunt, subject to his qualifying as an independent director. Prosperity will also nominate, and recommend that the Prosperity shareholders elect Messrs. Hanigan, Fisk and Hunt to the Prosperity board of directors at the first annual meeting of the shareholders of Prosperity following the effective time. Also effective immediately after the effective time, Prosperity Bank will appoint J. Mays Davenport, Legacy’s current Executive Vice President and Chief Financial Officer, to the board of directors of Prosperity Bank.

Prosperity Plans to Continue Payment of Quarterly Dividends (page 98)

As approved by Prosperity’s board of directors, Prosperity declared and paid a $0.34 per share dividend to holders of Prosperity common stock for the first three fiscal quarters of 2017 and a $0.36 per share dividend for the fourth fiscal quarter of 2017 and the first three fiscal quarters of 2018. Prosperity declared and paid a $0.41 per share dividend for the last fiscal quarter of 2018 and the first two fiscal quarters of 2019. On July 16, 2019, Prosperity declared a $0.41 per share dividend for the third fiscal quarter of 2019 with a record date of September 16, 2019.

Prosperity intends to continue to pay regular quarterly cash dividends on its common stock in the fourth fiscal quarter of 2019 and following the merger, when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions.

Issued Prosperity Shares Will Be Eligible for Trading (page 99)

Prosperity shares are listed for trading on the NYSE under the symbol “PB” and Legacy common stock is listed for trading on the NASDAQ under the symbol “LTXB.” Upon completion of the merger, Legacy common stock will no longer be listed for trading.

Under the reorganization agreement, Prosperity has agreed to file all documents required to be filed to have the shares of Prosperity common stock to be issued approved for listing on the NYSE prior to closing and to use its commercially reasonable efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been approved for listing on the NYSE and such approval having not been withdrawn or revoked.

Market Prices of Prosperity and Legacy Common Stock (page 134)

On June 14, 2019, the last trading day before the reorganization agreement was announced, Prosperity common stock closed at $67.24 per share. On September 13, 2019, the last practicable date before the date of this joint proxy statement/prospectus, Prosperity common stock closed at $71.04 per share.

On June 14, 2019, the last trading day before the merger was announced, Legacy common stock closed at $38.22 per share. On September 13, 2019, the last practicable date before the date of this joint proxy statement/prospectus, Legacy common stock closed at $43.61 per share.

The market price of Prosperity common stock and Legacy common stock will fluctuate prior to the merger. You should obtain the most recent closing price for Prosperity common stock and Legacy common stock on the NYSE and the NASDAQ, respectively, prior to deciding how to vote.

Dissenters’ Rights (page 99)

Under the MGCL, holders of Legacy common stock are not entitled to dissenters’ or appraisal rights in connection with the merger. Under the TBOC, holders of shares of Prosperity common stock are not entitled to dissenters’ or appraisal rights in connection with the merger or the share issuance.

Regulatory Approvals Required for the Merger (page 99)

The acquisition of Legacy and Legacy Bank by Prosperity requires the approval of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”), unless the requirement for such approval is waived by the Federal Reserve. On July 26, 2019, Prosperity filed the required documentation with the Federal Reserve Bank of Dallas to request a waiver of its approval, which was granted on August 13, 2019.

The merger of Legacy Bank with and into Prosperity Bank requires the approval of the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”) and the Texas Department of Banking (which we refer to as the “TDB”). On July 15, 2019, Prosperity Bank and Legacy Bank filed the required applications with the FDIC and TDB.

Exchange Procedures (page 103)

After the effective time of the merger, the Legacy stockholders will receive a letter of transmittal and instructions from Computershare Investor Services, Inc., acting as Prosperity’s exchange and transfer agent, or the “exchange agent,” describing the procedures for surrendering their certificate or certificates representing shares of Legacy common stock (which we refer to as a “Legacy certificate,” which is deemed to include reference to book-entry accounts relating to the ownership of shares of Legacy common stock).

When you properly surrender your Legacy certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, the exchange agent will promptly cancel the surrendered stock certificates and deliver to you a notice specifying, among other things, the number of shares of Prosperity common stock, which will be solely in uncertificated book-entry form credited to the account of the holder of record as established in the Direct Registration System, and cash for fractional shares, if any, to which you are entitled under the reorganization agreement. No Prosperity stock certificates will be issued with respect to the Prosperity common stock to be issued under the reorganization agreement.

Please do not send Legacy or Prosperity any of your Legacy stock certificates until you receive these instructions, which will be as soon as practicable after the effective time.

Effective Time of the Merger (page 104)

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of Texas and the certificate of merger to be filed with the Secretary of State of Maryland, which, unless otherwise agreed by Prosperity and Legacy, is expected to be 12:01 a.m. on the first day of the calendar month immediately following the calendar month in which all conditions are satisfied or (subject to applicable law) waived (other than conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) or, if the foregoing occurs during the month of December 2019, 11:59 p.m. on December 31, 2019. It is anticipated that the bank merger will be effective immediately thereafter. If the stockholders of Legacy and shareholders of Prosperity approve the reorganization agreement at their respective special meetings, it is currently anticipated that the completion of the merger will occur in the fourth quarter of 2019, but completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger.

Prosperity and Legacy cannot assure you that the necessary stockholder and shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied. See “Risk Factors—Risks Related to the Merger—The merger of Prosperity and Legacy may not be completed, may take longer than expected or may be subject to conditions imposed by government entities that are not presently anticipated or cannot be met.”

Conditions to Completion of the Merger (page 104)

The reorganization agreement contains a number of customary conditions to the obligations of Prosperity and Legacy to complete the merger that must be satisfied as of the closing date, including the approval of the reorganization agreement by the requisite Prosperity shareholder vote and the requisite Legacy stockholder vote, as well as the receipt of all required regulatory approvals.

Any condition to the completion of the merger may, to the extent permitted by law, be waived in writing by the party or parties to the reorganization agreement entitled to the benefit of such condition.

No Negotiation with Others (page 111)

Legacy agreed that it will not, and that it will cause each Legacy subsidiary and the respective employees, directors, officers, financial advisors, agents and other representatives of Legacy and each Legacy subsidiary (which we collectively refer to as the “Legacy representatives”) not to: (i) solicit, knowingly encourage or facilitate, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of the non-solicitation provisions of the reorganization agreement) regarding an acquisition proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, properties, books or records of Legacy or any Legacy subsidiary in connection with any acquisition proposal; or (iii) cooperate with any third party to make any acquisition proposal. Promptly upon receipt of any unsolicited offer, Legacy will communicate to Prosperity the terms of any proposal or request for information and the identity of the parties involved.

Provided that it has complied with the foregoing provisions, if at any time after the date of the reorganization agreement and before the receipt of the requisite Legacy stockholder approval, Legacy and the Legacy representatives receive a bona fide, unsolicited written acquisition proposal, Legacy and the Legacy representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to Prosperity or is made available to Prosperity before or concurrently with the time such information or access is made available to such person) to, any person making such acquisition proposal if, and only if, the Legacy board of directors determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal constitutes or is reasonably likely to become a superior proposal and (ii) the failure of the Legacy board of directors to furnish such information or access or enter into such discussions or negotiations would be inconsistent with its fiduciary duties under applicable law; but before furnishing any such information, Legacy has received from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the confidentiality agreement entered into with Prosperity, which confidentiality agreement may not prohibit Legacy from complying with the terms of the reorganization agreement.

Termination of the Reorganization Agreement (page 121)

Prosperity and Legacy can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Prosperity or Legacy may terminate the reorganization agreement as follows:

•

if the closing has not occurred on or before June 16, 2020 (which we refer to as the “closing date deadline”) (except that this right to terminate will not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constitutes a material breach of the reorganization agreement);

•

if (i) any regulatory approval required to be obtained has been denied by the relevant governmental authority and such denial has become final and nonappealable or if any such regulatory approval includes, or will not be issued without, the imposition of a burdensome condition or (ii) any governmental authority of competent jurisdiction has issued an order, injunction, decree or ruling or taken any other action permanently restraining, enjoining, invalidating or otherwise prohibiting the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby and such order, injunction, decree, ruling or other action is final and nonappealable;

•

if (i) the requisite Legacy stockholder approval has not been obtained at the Legacy special meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on the reorganization agreement is taken, or (ii) the requisite Prosperity shareholder approval has not been obtained at the Prosperity special meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on the reorganization agreement is taken (except that this right to terminate will not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the requisite Legacy stockholder approval or the requisite Prosperity shareholder approval, as applicable, to be obtained and such action or failure to act constitutes a material breach of the reorganization agreement); or

•

if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the reorganization agreement, which breach or failure, if continuing on the closing date, would, individually or together with all other such uncured breaches or failures by such party, constitute grounds for the conditions relating to accuracy of the representations and warranties and performance of the obligations of such party not to be satisfied on the closing date, and such breach or failure has not been cured within a period of 30 calendar days after written notice from the non-breaching party (or such fewer days as remain prior to the closing date deadline).

In addition, Legacy may terminate the reorganization agreement if Prosperity or the Prosperity board of directors has failed to comply in any material respect with its obligations described under “—Prosperity Shareholder Meeting and Recommendation of the Prosperity Board of Directors.”

In addition, Prosperity may terminate the reorganization agreement if Legacy or the Legacy board of directors has made a change in recommendation or failed to comply in any material respect with its obligations described under “—Legacy Stockholder Meeting and Recommendation of Legacy Board of Directors” or “—No Negotiation with Others.”

Termination Fee (page 122)

Legacy will pay Prosperity an $82 million termination fee if the reorganization agreement is terminated in the following circumstances:

•

if (i) after the date of the reorganization agreement and prior to the termination of the reorganization agreement, a bona fide acquisition proposal has been made known to senior management or the board of directors of Legacy or has been made directly to its stockholders generally, or any person has publicly announced an acquisition proposal, (ii) thereafter the reorganization agreement is terminated (A) by Legacy or Prosperity because the closing has not occurred on or prior to the closing date deadline (if the requisite Legacy stockholder approval has not theretofore been obtained), (B) by Prosperity as a result of a material and continuing breach of or failure to perform under the reorganization agreement by Legacy, or (C) by Legacy or Prosperity if the requisite Legacy stockholder approval is not obtained and (iii) prior to the date that is 12 months after the date of such termination, Legacy consummates a transaction included within the definition of “acquisition proposal” or enters into a definitive agreement with respect to an acquisition proposal, in each case, whether or not relating to the same acquisition proposal as that referenced in clause (i); provided that, for purposes of this provision, all references in the definition of acquisition proposal to “20%” will instead refer to “50%”; or

•

if the reorganization agreement is terminated by Prosperity because Legacy or the Legacy board of directors made a change in recommendation or failed to comply in any material respect with its obligations described under “The Reorganization Agreement—Legacy Stockholder Meeting and Recommendation of Legacy Board of Directors” or “—No Negotiation with Others.”

Amendment or Waiver of the Reorganization Agreement (page 123)

Prosperity and Legacy may amend the reorganization agreement and each party may waive its right to require the other party to adhere to any term or satisfy any condition of the reorganization agreement in accordance with the terms of the reorganization agreement. However, after approval of the reorganization agreement by the Legacy stockholders or the Prosperity shareholders, there may not be any amendment that requires further approval of such stockholders or shareholders under applicable law without obtaining such approval.

Material U.S. Federal Income Tax Consequences of the Merger (page 125)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of Prosperity and Legacy to complete the merger that each of Prosperity and Legacy receives a legal opinion to that effect. Consistent with such treatment, a U.S. holder (as defined in the section titled “—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 125) of Legacy common stock will recognize any gain, but will not be permitted to recognize loss, for U.S. federal income tax purposes on the exchange of shares of Legacy common stock for shares of Prosperity common stock in the merger, in an amount equal to the lesser of (a) the cash consideration received (excluding cash received in lieu of a fractional share) and (b) the gain realized. The amount of gain realized by a U.S. holder will be equal to the amount by which the cash plus the fair market value, at the effective time of the merger, of the Prosperity common stock received exceeds the holder’s adjusted tax basis in the Legacy common stock to be surrendered in exchange therefor. The tax consequences to a U.S. holder of Legacy common stock will depend on his, her or its individual situation. Accordingly, we strongly urge holders of Legacy common stock to consult their tax advisors for a full understanding of the particular tax consequences of the merger to them.

Accounting Treatment (page 124)

The merger will be accounted for as an acquisition of Legacy and Legacy Bank by Prosperity and Prosperity Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, Business Combinations.

The Legacy Special Meeting (page 51)

The special meeting of stockholders of Legacy will be held on October 28, 2019, at 11:00 a.m. Central Time, at 5851 Legacy Circle, Plano, Texas 75024. At the Legacy special meeting, Legacy’s stockholders will be asked to consider and vote on the following:

•	Legacy merger proposal: to approve the reorganization agreement and the transactions contemplated thereby, including the merger;

•

Legacy compensation proposal: a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Legacy may receive in connection with the merger pursuant to existing agreements or arrangements with Legacy; and

•

Legacy adjournment proposal: to approve the adjournment of the Legacy special meeting to a later date or dates if the board of directors of Legacy determines it is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Legacy merger proposal.

You may vote on the proposals to come before the special meeting of Legacy stockholders if you owned shares of Legacy common stock of record as of the record date. You can cast one vote for each share of Legacy common stock that you owned of record at that time; provided, however, that Legacy’s articles of incorporation generally prohibit any stockholder who beneficially owns more than 10% of the outstanding shares of Legacy common stock from voting shares in excess of that amount. As of the record date, there were 49,156,231 shares of Legacy common stock outstanding.

At the close of business on the record date for the Legacy special meeting, Legacy directors and executive officers and their respective affiliates were entitled to vote approximately 973,397 shares of Legacy common stock, or approximately 2.0% of the shares of Legacy common stock outstanding on that date.

Legacy Proposals: Required Vote and Treatment of Abstentions and Failure to Vote (page 52)

The Legacy merger proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast at the Legacy special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

The Legacy compensation proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting. Failures to vote, abstentions and broker nonvotes will have no effect on the proposal.

The Legacy adjournment proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting. Failures to vote, abstentions and broker nonvotes will have no effect on the proposal.

A holder of Legacy common stock may vote his or her shares of Legacy common stock by attending the special meeting and voting in person, by completing and mailing the enclosed proxy card, or by following the instructions to vote via the Internet or by telephone as indicated on the proxy card and elsewhere in this joint proxy statement/prospectus. If you are the record holder of such shares, you can revoke your proxy at any time before the vote is taken at the Legacy special meeting by sending a written notice revoking the proxy or submitting a later-dated proxy to the Corporate Secretary of Legacy; completing, signing and returning a new proxy card with a later date than the date on your original proxy card, in which case any earlier proxy will be revoked automatically; or by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 27, 2019. You may also revoke your proxy by voting in person at the Legacy special meeting. If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted. See “The Legacy Special Meeting—Voting of Proxies by Holders of Record,” “—Attending the Meeting; Voting in Person” and “—Revocation of Proxies.”

The Prosperity Special Meeting (page 56)

The special meeting of shareholders of Prosperity will be held on October 29, 2019, at 10:30 a.m. Central Time, at 80 Sugar Creek Center Blvd., Sugar Land, Texas 77478. At the Prosperity special meeting, Prosperity’s shareholders will be asked to consider and vote on the following:

•	Prosperity merger proposal: a proposal to approve the reorganization agreement, the transactions contemplated thereby and the issuance of Prosperity common stock in connection with the merger; and

•

Prosperity adjournment: a proposal to adjourn the Prosperity special meeting to a later date or dates if the board of directors of Prosperity determines such adjournment is necessary or appropriate, including adjournment to permit solicitation of additional proxies in favor of the Prosperity merger proposal.

You may vote at the special meeting of Prosperity shareholders if you owned Prosperity common stock of record as of the record date. You can cast one vote for each share of Prosperity common stock you owned of record at that time. As of the record date, there were 68,396,778 shares of Prosperity common stock outstanding.

At the close of business on the record date for the Prosperity special meeting, Prosperity directors and executive officers and their respective affiliates were entitled to vote approximately 3,662,278 shares of Prosperity common stock, or approximately 5.4% of the shares of Prosperity common stock outstanding on that date.

Prosperity Proposals: Required Vote and Treatment of Abstentions and Failure to Vote (page 57)

The required votes to approve the Prosperity proposals are as follows:

The Prosperity merger proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Prosperity common stock entitled to vote at the Prosperity special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

The Prosperity adjournment proposal requires the affirmative vote of a majority of votes cast by the Prosperity shareholders entitled to vote on such proposal at the Prosperity special meeting. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for the proposal.

You may vote your shares of Prosperity common stock by attending the special meeting and voting in person, by completing and mailing the enclosed proxy card or by following the instructions to vote via the Internet or by telephone as indicated on the proxy card and elsewhere in this joint proxy statement/prospectus. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the Prosperity special meeting by sending a written notice revoking the proxy or submitting a later dated proxy to the Corporate Secretary of Prosperity, which must be received no later than immediately prior to the vote at the Prosperity special meeting, or by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 28, 2019. You may also revoke your proxy by voting in person at the Prosperity special meeting. If your shares of Prosperity common stock are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted. See “The Prosperity Special Meeting—Voting of Proxies by Holders of Record,” “—Attending the Meeting; Voting in Person” and “—Revocation of Proxies.”

Comparison of Rights of Stockholders of Legacy and Shareholders of Prosperity (page 137)

Legacy is a Maryland corporation that is a registered bank holding company, and the rights of stockholders of Legacy are governed by Maryland law and Legacy’s articles of incorporation and bylaws. Prosperity is a Texas corporation that is a registered financial holding company, and the rights of Prosperity’s shareholders are governed by Texas law and Prosperity’s articles of incorporation and bylaws. Upon completion of the merger, Legacy stockholders will become shareholders of Prosperity and their rights as shareholders of Prosperity will be governed by Prosperity’s articles of incorporation and bylaws, in addition to Texas law. Prosperity’s articles of incorporation and bylaws will not be amended in the merger, but could be later restated, amended or, with respect to the bylaws, repealed.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF PROSPERITY

The following selected historical consolidated financial information of Prosperity as of and for the six months ended June 30, 2019 and 2018 has been derived from Prosperity’s unaudited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus and, in the opinion of Prosperity’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods. The following selected consolidated financial information of Prosperity as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 has been derived from Prosperity’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014, has been derived from Prosperity’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.

You should read the following financial information relating to Prosperity in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of Prosperity and related accompanying notes appearing in Prosperity’s Annual Report on Form 10-K most recently filed with the SEC and in the Quarterly Reports on Form 10-Q of Prosperity filed with the SEC after that Annual Report on Form 10-K was filed, and in any Current Report on Form 8-K of Prosperity containing consolidated financial statements of Prosperity that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. Prosperity’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and Prosperity’s historical results for the six months ended June 30, 2019 are not necessarily indicative of its results to be expected for all of 2019. Prosperity has consummated several acquisitions during certain of the fiscal periods below. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for such prior periods are not comparable in all respects. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of Legacy for any period or as of any date.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016(1)	2015	2014(1)
	(dollars in thousands except per share data)
Income Statement Data
Interest income	$373,902	$355,339	$727,209	$677,355	$675,779	$669,701	$714,795
Interest expense	64,153	40,313	97,616	60,492	43,159	39,191	43,641

Net interest income	309,749	315,026	629,593	616,863	632,620	630,510	671,154
Provision for credit losses	1,500	13,000	16,350	14,325	24,000	7,560	18,275

Net interest income after provision for credit losses	308,249	302,026	613,243	602,538	608,620	622,950	652,879
Noninterest income	58,102	56,309	116,012	116,633	118,425	120,781	120,832
Noninterest expense	159,392	163,656	326,220	313,101	318,387	313,536	327,962

Income before taxes	206,959	194,679	403,035	406,070	408,658	430,195	445,749
Provision for income taxes	42,299	38,721	81,223	133,905	134,192	143,549	148,308

Net income	$164,660	$155,958	$321,812	$272,165	$274,466	$286,646	$297,441

Per Share Data
Basic earnings per share	$2.36	$2.23	$4.61	$3.92	$3.94	$4.09	$4.32
Diluted earnings per share	2.36	2.23	4.61	3.92	3.94	4.09	4.32
Cash dividends	0.82	0.72	1.4900	1.3800	1.2400	1.1175	0.9925
Book value	59.60	56.35	58.02	55.03	52.41	49.45	46.50
Dividend payout ratio	34.79%	32.24%	32.33%	35.23%	31.42%	27.30%	22.99%
Weighted average shares outstanding (basic)	69,832	69,803	69,821	69,484	69,674	70,033	68,855
Weighted average shares outstanding (diluted)	69,832	69,803	69,821	69,484	69,680	70,049	68,911
Shares outstanding at end of period	69,261	69,838	69,847	69,491	69,491	70,022	69,780

	As of and for the Six Months Ended June 30,			As of and for the Years Ended December 31,
	2019	2018		2018		2017		2016(1)		2015		2014(1)
	(dollars in thousands except per share data)
Period End Balance Sheet Data
Total assets	$22,375,221	$22,570,740		$22,693,402		$22,587,292		$22,331,072		$22,037,216		$21,507,733
Securities	8,951,940	9,620,614		9,408,966		9,672,116		9,726,086		9,502,427		9,045,776
Loans	10,587,375	10,146,565		10,370,313		10,020,773		9,622,060		9,438,589		9,244,183
Allowance for credit losses	87,006	84,964		86,440		84,041		85,326		81,384		80,762
Total goodwill and intangibles	1,931,144	1,936,618		1,933,728		1,939,687		1,946,629		1,918,244		1,933,138
Other real estate owned	2,005	10,316		1,805		11,152		15,463		2,963		3,237
Total deposits	16,887,629	16,978,604		17,256,558		17,821,460		17,307,302		17,681,119		17,693,158
Federal funds purchased and other borrowings	940,874	1,254,849		1,031,126		505,223		990,781		491,399		8,724
Junior subordinated debentures	—	—		—		—		—		—		167,531
Total shareholders’ equity	4,127,895	3,935,452		4,052,824		3,824,154		3,642,311		3,462,910		3,244,826

Average Balance Sheet Data
Total assets	$22,534,224	$22,588,368		$22,632,745		$22,340,201		$21,880,762		$21,618,604		$20,596,929
Securities	9,242,605	9,756,861		9,664,404		9,681,763		9,401,669		9,541,443		8,723,011
Loans	10,456,684	10,017,340		10,141,625		9,822,225		9,629,714		9,200,765		8,988,069
Allowance for credit losses	86,332	83,140		84,511		84,410		84,189		80,894		72,714
Total goodwill and intangibles	1,932,429	1,938,148		1,936,639		1,942,999		1,947,979		1,934,099		1,853,350
Total deposits	17,167,518	17,300,515		17,106,500		17,015,372		17,348,387		17,157,864		16,690,344
Junior subordinated debentures	—	—		—		—		2,081		29,443		154,902
Total shareholders’ equity	4,124,082	3,892,594		3,947,833		3,750,727		3,566,931		3,368,788		3,080,324

Selected Performance Ratios
Return on average assets	1.46%	1.38%		1.42%		1.22%		1.25%		1.33%		1.44%
Return on average common equity	7.99	8.01		8.15		7.26		7.69		8.51		9.66
Net interest margin (tax equivalent)	3.18	3.22		3.18		3.19		3.35		3.38		3.80
Efficiency ratio(2)	43.34	44.07		43.71		42.76		42.50		41.87		41.81

Asset Quality Ratios(3)
Nonperforming assets to total loans and other real estate	0.39%	0.31%		0.18%		0.37%		0.50%		0.46%		0.40%
Allowance for credit losses to nonperforming loans(4)	223.8	399.5		504.0		319.9		261.8		201.8		240.3
Allowance for credit losses to total loans	0.82	0.84		0.83		0.84		0.89		0.86		0.87
Net charge-offs to average loans	0.02	0.24		0.14		0.16		0.21		0.08		0.05

Capital Ratios(3)
Leverage Ratio	10.67%	9.68	%(6)	10.23	%(6)	9.31	%(6)	8.68	%(6)	7.97	%(6)	7.69%
Average shareholders’ equity to average total assets	18.30	17.23		17.44		16.79		16.30		15.58		14.96
CET1 capital ratio(5)	16.59	15.65	(6)	16.32	(6)	15.08	(6)	14.48	(6)	13.55	(6)	N/A
Tier 1 risk-based capital ratio	16.59	15.65	(6)	16.32	(6)	15.08	(6)	14.48	(6)	13.55	(6)	13.80
Total risk-based capital ratio	17.25	16.32		16.99		15.74		15.20		14.25		14.56

(1)	Prosperity completed one acquisition during each of the twelve-month periods ended December 31, 2016 and 2014.
(2)

Represents a non-GAAP financial measure. Calculated by dividing total noninterest expense, excluding credit loss provision, by net interest income plus noninterest income, excluding net gains and losses on the sale of securities and assets. Additionally, taxes are not part of this calculation. See “Management’s Discussion and Analysis of Financial Consolidation and Results of Operations—Results of Operations—Efficiency Ratio” on page 36 of Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference in this joint proxy statement/prospectus, for calculation methodology and details.

(3)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which are for periods ended at such dates.
(4)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and any other loan management deems to be nonperforming.
(5)	CET1 capital ratio is required under the Basel III Capital Rules effective January 1, 2015.
(6)	Calculated pursuant to the phase-in provisions of the Basel III Capital Rules.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF LEGACY

The following selected historical consolidated financial information of Legacy as of and for the six months ended June 30, 2019 and 2018 has been derived from Legacy’s unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and 2018 incorporated by reference in this joint proxy statement/prospectus and, in the opinion of Legacy’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods. The following selected consolidated financial information of Legacy as of and for the years ended December 31, 2018, 2017 and 2016 has been derived from Legacy’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from Legacy’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.

You should read the following financial information relating to Legacy in conjunction with other information contained in this joint proxy statement/prospectus or incorporated by reference, including the consolidated financial statements of Legacy and related accompanying notes appearing in Legacy’s Annual Report on Form 10-K most recently filed with the SEC and in the Quarterly Reports on Form 10-Q of Legacy filed with the SEC after that Annual Report on Form 10-K was filed, and in any Current Report on Form 8-K of Legacy containing consolidated financial statements of Legacy that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. Legacy’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and Legacy’s historical results for the six months ended June 30, 2019 are not necessarily indicative of its results to be expected for all of 2019. The results and other financial information of any acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects.

Please see the section entitled “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past years indicate results for any future period.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(dollars in thousands except per share data)
Selected Financial Condition Data
Total assets	$9,935,934	$9,249,086	$9,051,142	$9,086,196	$8,362,255	$7,691,940	$4,164,114
Warehouse Purchase Program loans	1,542,684	1,291,129	960,404	1,320,846	1,151,145	1,043,719	786,416
Loans receivable, excluding Warehouse Purchase Program loans, net	6,999,607	6,615,818	6,733,692	6,418,271	5,902,792	5,017,554	2,605,204
Loans held for sale	46,571	33,548	23,193	16,707	21,279	22,535	—
Securities available for sale, at fair value	459,749	445,613	471,746	419,717	354,515	311,708	199,699
Securities held to maturity, at amortized cost	127,836	155,252	146,046	173,509	210,387	240,433	241,920
FHLB stock and other restricted securities, at cost	79,195	66,061	56,226	64,790	43,266	63,075	44,084
Bank-owned life insurance	59,724	58,345	59,036	57,684	56,477	55,231	36,193
Deposits	7,055,790	6,881,348	6,841,715	6,767,683	6,365,476	5,226,711	2,657,809
Borrowings	1,572,436	1,242,038	1,010,761	1,262,361	1,054,405	1,608,165	887,907
Shareholders’ equity	1,142,645	1,001,450	1,094,367	959,874	885,365	804,076	568,223

Selected Operations Data
Total interest income	$220,181	$199,657	$414,982	$366,857	$317,352	$262,692	$149,647
Total interest expense	53,463	37,115	82,474	55,426	35,083	21,615	16,640

Net interest income	166,718	162,542	332,508	311,431	282,269	241,077	133,007
Provision for credit losses	25,900	33,141	35,797	39,456	26,900	25,465	6,721

Net interest income after provision for credit losses	140,818	129,401	296,711	271,975	255,369	215,612	126,286

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(dollars in thousands except per share data)
Service charges and other fees	17,137	16,771	35,320	35,742	36,690	30,936	19,382
Net gain on sale of mortgage loans held for sale	4,404	3,477	6,573	7,322	8,225	8,036	—
Net gain (loss) on securities transactions	6	(128)	(138)	(39)	56	203	—
Other noninterest income	(396)	644	7,486	557	6,960	5,640	1,361

Total noninterest income	22,126	23,750	49,241	43,582	51,931	44,815	20,743
Total noninterest expense	91,833	86,070	171,130	160,344	156,377	151,555	98,092

Income before income tax expense	71,111	67,081	174,822	155,213	150,923	108,872	48,937
Income tax expense	15,048	13,482	20,633	65,719	53,102	37,956	17,659

Net income	$56,063	$53,599	$154,189	$89,494	$97,821	$70,916	$31,278

Per Share Data
Basic earnings per share	$1.18	$1.14	$3.27	$1.91	$2.11	$1.54	$0.82
Diluted earnings per share	1.17	1.12	3.23	1.89	2.09	1.53	0.81
Cash dividends	0.50	0.32	0.70	0.61	0.58	0.54	0.48

Selected Financial Ratios and Other Data
Performance Ratios
Return on assets (ratio of net income to average total assets)	1.22%	1.21%	1.73%	1.04%	1.24%	1.10%	0.85%
Return on equity (ratio of net income to average equity)	10.00	10.89	15.22	9.62	11.52	9.12	5.60
Interest rate spread:
Average during period	3.32	3.55	3.53	3.58	3.65	3.88	3.63
End of period	3.07	3.37	3.47	3.38	3.43	3.24	3.21
Net interest margin	3.83	3.89	3.91	3.81	3.79	4.00	3.78
Noninterest income to operating revenue	9.13	10.63	10.61	10.62	14.06	14.57	12.17
Operating expense to average total assets	1.99	1.95	1.92	1.86	1.98	2.35	2.65
Average interest-earning assets to average interest-bearing liabilities	141.65	137.73	139.64	133.65	130.42	133.36	133.50
Dividend payout ratio	43.38	28.79	21.95	32.71	28.29	36.31	61.34

Asset Quality Ratios
Nonperforming assets to total assets at end of period	0.63%	0.29%	0.26%	1.13%	1.46%	0.58%	0.58%
Non-performing loans to total loans held for investment, excluding Warehouse Purchase Program loans	0.88	0.29	0.33	1.46	1.87	0.75	0.89
Non-performing loans to total loans held for investment	0.72	0.25	0.29	1.21	1.56	0.63	0.69
Allowance for loan losses to non-performing loans	148.61	328.63	300.74	75.53	57.97	123.23	108.69
Allowance for loan losses to total loans held for investment, excluding Warehouse Purchase Program loans	1.30	0.97	0.99	1.10	1.08	0.93	0.97
Allowance for loan losses to total loans held for investment	1.07	0.81	0.87	0.91	0.91	0.77	0.75

Capital Ratios
Equity to total assets at end of period	11.50%	10.83%	12.09%	10.56%	10.59%	10.45%	13.65%
Average equity to average assets	12.16	11.13	11.35	10.80	10.77	12.07	15.10

Other Data
Number of branches	42	43	42	44	45	47	31
Number of loan production offices	1	1	1	1	1	1	1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Prosperity has prepared the unaudited pro forma condensed combined statements of income appearing below to present on a pro forma basis the consolidated statements of income of Prosperity assuming that the merger with Legacy was consummated on January 1, 2018, and to provide information with respect to the pro forma consolidated results of operations that Prosperity would have had for the year ended December 31, 2018, and the six months ended June 30, 2019. Prosperity has prepared the unaudited pro forma condensed combined balance sheet appearing below to present on a pro forma basis the consolidated financial position of Prosperity assuming that the merger with Legacy was consummated on June 30, 2019. The merger of Prosperity and Legacy will be accounted for as an acquisition of Legacy and Legacy Bank by Prosperity and Prosperity Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial statements of Prosperity and the other pro forma combined financial information appearing below have been prepared using the acquisition method of accounting.

Prosperity has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of Legacy. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Certain reclassifications have been made to the historical financial statements of Legacy to conform to the presentation in Prosperity’s financial statements. Accordingly, the unaudited pro forma condensed combined financial statements and other unaudited pro forma condensed combined financial information are presented for illustrative purposes only and are not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2018, for statement of income purposes, and on June 30, 2019, for balance sheet purposes. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and historical results for the six months ended June 30, 2019, are not necessarily indicative of results to be expected for all of 2019. A final determination of the merger consideration and fair values of Legacy’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Legacy that exist as of the date of completion of the merger. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of Prosperity and Legacy following the completion of the merger, Prosperity anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, could be incurred. Prosperity is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the results of operations of Prosperity and Legacy, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined financial statements were prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. Direct merger-related expenses estimated at $40.4 million are not included in the unaudited pro forma condensed combined statements of income.

In addition, future results may differ materially from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42 and appearing under the caption “Risk Factors” in Prosperity’s and Legacy’s most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference in this joint proxy statement/prospectus, and the factors discussed under the caption “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this joint proxy statement/prospectus. Among other factors, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	changes in the trading price for Prosperity’s common stock;

•	net cash used or generated in Legacy’s operations between the signing of the reorganization agreement and the completion of the merger;

•

the timing of the completion of the merger, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in Legacy’s net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

•	changes in the financial results of the combined company.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

Prosperity’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2018, included in Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2018;

•

Prosperity’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2019, included in Prosperity’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019;

•

Legacy’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2018, included in Legacy’s Annual Report on Form 10-K for the year ended December 31, 2018;

•

Legacy’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2019, included in Legacy’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019; and

•

other information pertaining to Prosperity and Legacy contained in or incorporated by reference into this joint proxy statement/prospectus. See “—Selected Historical Consolidated Financial Information of Prosperity” and “—Selected Historical Consolidated Financial Information of Legacy” included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statements of income for the year ended December 31, 2018 and for the six months ended June 30, 2019 present the consolidated results of operations giving pro forma effect to the following as if they had occurred as of January 1, 2018:

•	the full-year impact of Legacy’s statements of income, including pro forma amortization and accretion of purchase accounting adjustments on securities, loans and intangible assets; and

•

the issuance of Prosperity common stock, applying the 0.5280 exchange ratio to the shares outstanding of Legacy in determining earnings per share, and the payment of the per share cash consideration of $6.28.

The unaudited pro forma condensed combined balance sheet as of June 30, 2019 presents the consolidated financial position giving pro forma effect to the following as if they had occurred as of June 30, 2019:

•

the completion of the merger, including the issuance of 26,114,000 shares of Prosperity common stock, and the payment of the per share cash consideration of $6.28 (based on the number of shares outstanding of Legacy common stock and other Legacy equity interests as of June 30, 2019 and the exchange ratio of 0.5280); and

•	$40.4 million in estimated direct transaction costs related to the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2019

(in thousands)

	Prosperity (as reported)	Legacy (as reported)	Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$302,069	$56,949	$(351,012)	(a)	$8,006
Federal funds sold & other interest earning assets	555	206,894			207,449

Total cash and cash equivalents	302,624	263,843	(351,012)		215,455
Available for sale securities, at fair value	306,777	459,749			766,526
Held to maturity securities, at cost	8,645,163	127,836	239	(b)	8,773,238
Total loans	10,587,375	8,681,081	(175,000)	(c)	19,093,456
Less allowance for credit losses	(87,006)	(92,219)	92,219	(d)	(87,006)

Loans, net	10,500,369	8,588,862	(82,781)		19,006,450
Bank premises and equipment, net	262,479	106,313	(34,441)	(e)	334,351
Accrued interest receivable	57,382	32,525			89,907
Goodwill	1,900,845	178,559	844,189	(f)	2,923,593
Core deposit intangibles	30,299	193	102,407	(g)	132,899
Other real estate owned	2,005	584			2,589
Bank Owned Life Insurance (BOLI), net	261,372	59,724			321,096
Other assets	105,906	117,746	34,441	(e)	258,093

Total assets	$22,375,221	$9,935,934	$513,042		$32,824,197

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$5,691,236	$1,847,229			$7,538,465
Interest-bearing	11,196,393	5,208,561			16,404,954

Total deposits	16,887,629	7,055,790			23,943,419
Other borrowings	940,874	1,384,765			2,325,639
Securities sold under repurchase agreements	313,825	52,414			366,239
Other liabilities	104,998	165,063			270,061
Subordinated debentures	—	135,257			135,257

Total liabilities	18,247,326	8,793,289			27,040,615
Shareholders’ equity:
Total Prosperity equity	4,127,895		1,655,687	(h)	5,783,582
Total Legacy equity		1,142,645	(1,142,645)	(h)	—

Total shareholders’ equity	4,127,895	1,142,645	513,042	(h)	5,783,582

Total liabilities and shareholders’ equity	$22,375,221	$9,935,934	$513,042		$32,824,197

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(in thousands, except per share data)

	Prosperity (as reported)	Legacy (as reported)	Adjustments		Pro Forma Combined
Interest income:
Loans, including fees	$263,590	$208,455	$(491)	(i)	$471,554
Securities	109,592	7,815			117,407
Federal funds sold and other temporary investments	720	3,911			4,631

Total interest income	373,902	220,181	(491)		593,592

Interest expense:
Deposits	51,690	38,659	(21)	(j)	90,328
Federal funds purchased, other borrowings and securities sold under repurchase agreements	12,463	10,782	—		23,245
Subordinated debentures	—	4,022	—		4,022

Total interest expense	64,153	53,463	(21)		117,595

Net interest income	309,749	166,718	(470)		475,997
Provision for credit losses	1,500	25,900			27,400

Net interest income after provision for credit losses	308,249	140,818	(470)		448,597

Noninterest income:					—
Customer service fees	38,227	17,137	(280)	(k)	55,084
Trust income	5,153	—			5,153
Mortgage income	1,712	4,404			6,116
Brokerage income	1,214	—			1,214
Net gain on sale of assets	60	4	(40)	(l)	24
Gain on sale of securities	—	6	—		6
Other	11,736	575	280	(k)	12,591

Total noninterest income	58,102	22,126	(40)		80,188

Noninterest expense:
Salaries and employee benefits	104,014	53,457	—		157,471
Net occupancy and equipment	17,173	7,849	1,145	(m)	26,167
Core deposit intangibles amortization	2,584	52	5,078	(n)	7,714
Other	35,621	30,475	(1,185)	(l)(m)	64,911

Total noninterest expense	159,392	91,833	5,038		256,263

Income before federal income taxes	206,959	71,111	(5,548)		272,522
Provision for federal income taxes	42,299	15,048	(1,165)	(o)	56,182

Net income	$164,660	$56,063	$(4,383)		$216,340

Basic earnings per share:
Earnings per share	$2.36	$1.18			$2.25
Weighted average shares outstanding	69,832	47,315			95,946

Diluted earnings per share:
Earnings per share	$2.36	$1.17			$2.25
Weighted average shares outstanding	69,832	47,877			95,946

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands, except per share data)

	Prosperity (as reported)	Legacy (as reported)	Adjustments		Pro Forma Combined
Interest income:
Loans, including fees	$503,963	$392,499	$(1,836)	(i)	$894,626
Securities	221,909	15,285			237,194
Federal funds sold and other temporary investments	1,337	7,198			8,535

Total interest income	727,209	414,982	(1,836)		1,140,355
Interest expense:
Deposits	71,384	57,475	(118)	(j)	128,741
Federal funds purchased, other borrowings and securities sold under repurchase agreements	26,232	17,031	—		43,263
Subordinated debentures	—	7,968	—		7,968

Total interest expense	97,616	82,474	(118)		179,972

Net interest income	629,593	332,508	(1,718)		960,383
Provision for credit losses	16,350	35,797			52,147

Net interest income after provision for credit losses	613,243	296,711	(1,718)		908,236

Noninterest income:
Customer service fees	78,861	35,320	(566)	(k)	113,615
Trust income	10,178	—			10,178
Mortgage income	3,355	6,573			9,928
Brokerage income	2,617				2,617
Net (loss) gain on sale of assets	(755)	2,981	(1,232)	(l)	994
Net loss on sale of securities	(13)	(138)			(151)
Other	21,769	4,505	566	(k)	26,840

Total noninterest income	116,012	49,241	(1,232)		164,021

Noninterest expense:
Salaries and employee benefits	207,517	100,170			307,687
Net occupancy and equipment	35,125	15,643	2,233	(m)	53,001
Core deposit intangibles amortization	5,959	157	10,103	(n)	16,219
Other	77,619	55,160	(3,465)	(l)(m)	129,314

Total noninterest expense	326,220	171,130	8,871		506,221

Income before federal income taxes	403,035	174,822	(11,821)		566,036
Provision for federal income taxes	81,223	20,633	(2,482)	(o)	99,374

Net income	$321,812	$154,189	$(9,339)		$466,662

Basic earnings per share:
Earnings per share	$4.61	$3.27			$4.86
Weighted average shares outstanding	69,821	47,035			95,935

Diluted earnings per share:
Earnings per share	$4.61	$3.23			$4.86
Weighted average shares outstanding	69,821	47,654			95,935

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2019 and for the year ended December 31, 2018 combine the historical consolidated statements of income of Prosperity and Legacy giving effect to the merger as if it had been completed on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines the historical consolidated balance sheets of Prosperity and Legacy giving effect to the merger as if it had been completed on June 30, 2019.

Prosperity’s and Legacy’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 4 and Note 5, certain reclassifications were made to align Prosperity’s and Legacy’s financial statement presentation. Prosperity has not identified all adjustments necessary to conform Legacy’s accounting policies to Prosperity’s accounting policies. Upon completion of the merger, or as more information becomes available, Prosperity will perform a more detailed review of Legacy’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with Prosperity considered the acquirer of Legacy. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the merger consideration has been allocated to the assets acquired and liabilities assumed of Legacy based upon management’s preliminary estimate of their fair values as of June 30, 2019. Prosperity has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Legacy’s assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and held-to-maturity securities. Accordingly, apart from the aforementioned, certain Legacy assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the merger consideration and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.

All dollar amounts presented within these Notes to Unaudited Pro Forma Condensed Combined Financial Statements are in thousands, except per share data. Share amounts are in thousands.

Note 2. Estimated Operational Cost Savings

Prosperity anticipates operational cost savings in connection with the acquisition of Legacy. Prosperity anticipates that these savings will occur through the combination of back office operations and elimination of duplicate general operations, administrative and salary and benefits expense. Estimated cost savings are not presented as part of the pro forma adjustments and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note 3. Anticipated Reduction in Fee Income

Prosperity anticipates loss of income related to reduced NSF fee income and debit and ATM card income. The combined company will be subject to the Durbin Act which imposes limits on debit and ATM card income. Previously, Legacy was not subject to the Durbin Amendment. Such amounts are not presented as part of the pro forma adjustments.

Note 4. Preliminary Purchase Price Allocation

The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities assumed in the merger:

Prosperity shares issued (at exchange ratio of 0.5280)(a)
Prosperity shares issued in exchange for outstanding Legacy common stock (48,833 shares as of June 30, 2019)	25,784
Prosperity shares issued in exchange for Legacy options	294
Prosperity shares issued in exchange for Legacy performance share awards	36

Total Prosperity shares issued	26,114

Pro forma purchase price—Stock(b)	$1,696,104

Cash paid ($6.28 per Legacy share)(a)
Cash paid in exchange for Legacy common stock	$306,673
Cash paid in exchange for Legacy options	3,499
Cash paid in exchange for Legacy performance share awards	423

Pro forma purchase price—Cash	$310,595

Total pro forma purchase price	$2,006,699

(a)

Under the terms of the reorganization agreement, holders of Legacy common stock, options and performance share awards will receive 0.5280 shares of Prosperity common stock and $6.28 cash for each share of Legacy common stock (or its equivalent), subject to certain conditions.

(b)	Based upon Prosperity closing price of $64.95 on August 16, 2019.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of Legacy based on their preliminary estimated fair values. As mentioned above in Note 1, Prosperity has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Legacy assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and held-to-maturity securities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which Prosperity believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Legacy using Legacy’s unaudited consolidated balance sheet as of June 30, 2019:

	June 30, 2019
Preliminary fair value of estimated total merger consideration		$2,006,699
Assets Acquired:
Total cash and cash equivalents	$263,843
Available for sale securities, at fair value	459,749
Held to maturity securities, at fair value	128,075
Loans held for sale	46,571
Loans held for investment	8,459,510
Bank premises and equipment, net	106,313
Accrued interest receivable	32,525
Core deposit intangibles	102,600
Other real estate owned	584
Bank Owned Life Insurance (BOLI), net	59,724
Other assets	117,746

Total Assets Acquired	$9,777,240
Liabilities Assumed:
Deposits	$7,055,790
Other borrowings	1,384,765
Securities sold under repurchase agreements	52,414
Other liabilities	165,063
Subordinated debentures	135,257

Total Liabilities Assumed	$8,793,289

Net Assets Acquired		$983,951

Preliminary pro forma goodwill		$1,022,748

Purchase Price Sensitivity

The total pro forma purchase price as shown in the first table of this Note 4 is a preliminary estimate based upon the Prosperity closing price on August 16, 2019 and the number of shares of Legacy common stock (or the equivalent) outstanding as of June 30, 2019. While the per share stock consideration has a fixed exchange ratio of 0.5280 and the per share cash consideration is fixed at $6.28, the aggregate merger consideration will increase or decrease depending on whether the number of shares of Legacy common stock issuable to holders of Legacy options increases or decreases, respectively, relative to the amounts shown in the first table of this Note 4 due to fluctuations in the market value of Prosperity common stock. Additionally, the market value of the stock consideration will fluctuate based on fluctuations in the market price of Prosperity common stock. Assuming a 10% change in the market value per share of Prosperity common stock compared to the Prosperity closing price on August 16, 2019 as shown in the first table of this Note 4, the estimated fair value of the merger consideration transferred would change as shown below.

In thousands	10% increase in Prosperity share price	10% decrease in Prosperity share price
Cash portion of estimated purchase price	$311,136	$309,955
Stock portion of estimated purchase price	1,868,943	1,523,330

Total estimated purchase price	$2,180,079	$1,833,285

Note 5. Pro forma Adjustments and Assumptions

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(a) This adjustment represents the estimated cash consideration for Legacy and estimated direct transaction costs calculated as follows:

Cash paid in exchange for Legacy common stock	$306,673
Cash paid in exchange for Legacy options	3,499
Cash paid in exchange for Legacy performance share awards	423

Total cash consideration ($6.28/share)	$310,595

Estimated cash paid for direct transaction costs	$40,417

Pro forma net adjustment to cash and due from bank	$351,012

(b) Estimated fair market value adjustment on securities held to maturity.

(c) Adjustment to total loans to reflect preliminary estimated fair value adjustments on Legacy’s acquired loans for credit quality.

(d) Adjustment to eliminate Legacy allowance for loan losses.

(e) Adjustment to reflect the reclassification of Legacy right-of-use asset from bank premises to other assets to conform with Prosperity’s financial statement presentation.

(f) Adjustment to goodwill based on the preliminary purchase price allocation as follows:

Fair value of merger consideration in excess of the preliminary fair value of net assets acquired (from Note 4 above)	$1,022,748
Removal of Legacy historical goodwill	(178,559)

Pro forma net adjustment to goodwill	$844,189

(g) Adjustment to core deposit intangible (“CDI”) based on the preliminary purchase price allocation as follows:

Estimated CDI (2% of non-time deposits)	$102,600
Removal of Legacy historical CDI	(193)

Pro forma net adjustment to CDI	$102,407

(h) Adjustment to Prosperity and Legacy shareholders’ equity based upon the following:

Fair value of equity consideration issued to Legacy stockholders (from Note 4 above)	$1,696,104
Removal of Legacy historical shareholders’ equity	(1,142,645)
Estimated cash paid for direct transaction costs	(40,417)

Pro forma net adjustment to shareholders’ equity	$513,042

(i) Adjustment to interest income for accretion on Legacy previously acquired loans.

(j) Adjustment to interest expense for amortization on Legacy previously acquired time deposits.

(k) Adjustment to reflect the reclassification of safe deposit box income from customer service fees to other noninterest income to conform with Prosperity financial statement presentation.

(l) Adjustment to reflect the reclassification of Legacy’s gain/loss on sale of ORE from noninterest income to noninterest expense to conform with Prosperity financial statement presentation.

(m) Adjustment to reflect the reclassification of Legacy equipment and depreciation expense (on FF&E and data processing equipment) from other noninterest expense to net occupancy and equipment expense to conform with Prosperity financial statement presentation.

(n) Estimated core deposit intangible at 2.0% of the acquired non-time deposits based upon 10 year life using straight line amortization method, net of Legacy historical CDI.

(o) Adjustment to reflect the net federal income tax effect of the pro forma statement of income adjustments using Prosperity statutory tax rate of 21.0%.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following table presents: (1) historical per share information for Prosperity; (2) historical per share information for Legacy; (3) pro forma per share information of the combined company after giving effect to the merger; and (4) equivalent pro forma per share information for Legacy.

The combined company pro forma per share information was derived by combining information from the historical financial information presented above under “—Selected Historical Consolidated Financial Information of Prosperity,” “—Selected Historical Consolidated Financial Information of Legacy” and “—Unaudited Pro Forma Condensed Combined Financial Information.” You should read this table together with the financial information discussed under those headings and the consolidated financial statements of Prosperity and the consolidated financial statements of Legacy incorporated by reference in this joint proxy statement/prospectus. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger been effective on January 1, 2018, for purposes of net income per share data, or June 30, 2019, for purposes of book value per share data.

The information appearing in the column captioned “Combined Pro Forma” in the table below was prepared assuming that 26,114,000 shares of Prosperity common stock were issued and that the merger was completed as of January 1, 2018, for purposes of net income per share data, and June 30, 2019, for purposes of book value per share data. The information appearing in the column captioned “Per Equivalent Legacy Share” was obtained by multiplying the pro forma amounts by 0.5280, the exchange ratio in the merger.

(unaudited)	Prosperity (historical)	Legacy (historical)	Combined Pro Forma			Per Equivalent Legacy Share
Book value per share
As of December 31, 2018	$58.02	$22.56	$	N/A		$	N/A
As of June 30, 2019	$59.60	$23.40		$60.64			$32.02

Cash dividends
For the year ended December 31, 2018	$1.49	$0.70	$	N/A	(1)	$	N/A	(1)
For the six months ended June 30, 2019	$0.82	$0.50	$	N/A	(1)	$	N/A	(1)

Earnings per share from continuing operations—basic
For the year ended December 31, 2018	$4.61	$3.27		$4.86			$2.57
For the six months ended June 30, 2019	$2.36	$1.18		$2.25			$1.19

Earnings per share from continuing operations—diluted
For the year ended December 31, 2018	$4.61	$3.23		$4.86			$2.57
For the six months ended June 30, 2019	$2.36	$1.17		$2.25			$1.19

(1)

Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the Prosperity board of directors following completion of the merger.

Historical Consolidated Financial Statements of Prosperity and Legacy

Prosperity’s consolidated financial statements as of and for each of the years in the period ended December 31, 2018, the related accompanying notes thereto, the report of Deloitte & Touche LLP, Prosperity’s registered public accounting firm, with respect to their audit of those consolidated financial statements, and its management’s discussion and analysis of financial condition and results of operations relating to such consolidated financial statements appear in Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2018. Prosperity’s consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, the related accompanying notes thereto and its management’s discussion and analysis of financial condition and results of operations relating to such consolidated financial statements are included in Prosperity’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019. You may review those reports, which are incorporated by reference in this joint proxy statement/prospectus as described under “Incorporation of Certain Documents by Reference,” and obtain copies of those reports as described below in “Where You Can Find More Information.”

Legacy’s consolidated financial statements as of and for each of the years in the period ended December 31, 2018, the related accompanying notes thereto, the report of Ernst & Young LLP, Legacy’s registered public accounting firm, with respect to their audit of those consolidated financial statements, and its management’s discussion and analysis of financial condition and results of operations relating to such consolidated financial statements appear in Legacy’s Annual Report on Form 10-K for the year ended December 31, 2018. Legacy’s consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, the related accompanying notes thereto and its management’s discussion and analysis of financial condition and results of operations relating to such consolidated financial statements are included in Legacy’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019. You may review those reports, which are incorporated by reference in this joint proxy statement/prospectus as described under “Incorporation of Certain Documents by Reference,” and obtain copies of those reports as described below in “Where You Can Find More Information.”

We urge you to review the historical financial statements, the related accompanying notes thereto and the related management’s discussions and analyses of financial condition and results of operations described above and incorporated by reference into this joint proxy statement/prospectus, as well as the selected financial information and unaudited pro forma condensed combined financial statements appearing above, when considering how to vote on each proposal on which you are asked to vote as a shareholder of Legacy or Prosperity.

Comparative Stock Prices

The following table shows (1) the market values of Prosperity common stock and Legacy common stock at the close of business on June 14, 2019, the last trading day prior to the announcement of the proposed merger, and as of the most recent practicable date preceding the date of this joint proxy statement/prospectus and (2) the equivalent pro forma value of a share of Legacy common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. The equivalent price per Legacy share is a hypothetical implied value of the merger consideration, which includes both the per share stock consideration and the per share cash consideration. Unlike the value of the per share stock consideration, the value of the per share cash consideration is fixed (at $6.28 per share of Legacy common stock, without interest) and will not fluctuate based on the market price of Prosperity common stock. The table below does not reflect the fact that cash will be paid instead of fractional shares.

	Prosperity Common Stock(1)	Legacy Common Stock(2)	Equivalent Price per Legacy Share(3)
June 14, 2019	$67.24	$38.22	$41.78
September 13, 2019	$71.04	$43.61	$43.79

(1)	Represents the closing price of Prosperity common stock on the NYSE on the date indicated.
(2)	Represents the closing price of Legacy common stock on the NASDAQ on the date indicated.
(3)

Equivalent price per share of Legacy common stock represents the closing price of Prosperity common stock on the NYSE on the date indicated, multiplied by the exchange ratio of 0.5280 shares of Prosperity common stock for each share of Legacy common stock, plus $6.28, without interest, per share of Legacy common stock.

Dividends

Dividend Payments

As approved by Prosperity’s board of directors, Prosperity declared and paid a $0.34 per share dividend to holders of Prosperity common stock for the first three fiscal quarters of 2017 and a $0.36 per share dividend for the fourth fiscal quarter of 2017 and the first three fiscal quarters of 2018. Prosperity declared and paid a $0.41 per share dividend for the last fiscal quarter of 2018 and the first two fiscal quarters of 2019. On July 16, 2019, Prosperity declared a $0.41 per share dividend for the third fiscal quarter of 2019 with a record date of September 16, 2019.

Prosperity intends to continue to pay regular quarterly cash dividends on its common stock in the fourth fiscal quarter of 2019 and following the merger, when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions. Except as described herein, no dividends payable in the future have been declared by Prosperity’s board of directors.

Prosperity’s dividend policy may change with respect to the payment of dividends as a return on investment, and Prosperity’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Prosperity’s shareholders. There can be no assurance that Prosperity will continue to pay dividends in the future. Future dividends on Prosperity’s common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity.

Dividend Restrictions; Source of Strength

Prosperity is regarded as a legal entity separate and distinct from Prosperity Bank. The principal source of Prosperity’s revenues is dividends received from Prosperity Bank. Federal and state law places limitations on the amount that banks may pay in dividends, which Prosperity Bank must adhere to when paying dividends to Prosperity. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if the prospective rate of earnings retention is consistent with the organization’s expected capital needs and financial condition. The Federal Reserve’s policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. The Federal Reserve is authorized to limit or prohibit the payment of dividends if, in the Federal Reserve’s opinion, the payment of dividends would constitute an unsafe or unsound practice in light of a bank holding company’s financial condition. In addition, the Federal Reserve has indicated that each bank holding company should carefully review its dividend policy, and has discouraged payment ratios that are at maximum allowable levels, which is the maximum dividend amount that may be issued and allow the company to still maintain its target Tier 1 capital ratio, unless both asset quality and capital are very strong.

Accordingly, Prosperity should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its financial strength, including by borrowing money to pay dividends. Regulatory authorities could impose administratively stricter limitations on the ability of Prosperity Bank to pay dividends to Prosperity if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Under Federal Reserve policy, a bank holding company has historically been required to act as a source of financial strength to each of its banking subsidiaries, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” codified this policy as a statutory requirement. Under this requirement, Prosperity is expected to commit resources to support Prosperity Bank, including support at times when Prosperity may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. A bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. Dividends paid by Prosperity Bank have provided a substantial part of Prosperity’s operating funds, and for the foreseeable future, it is anticipated that dividends paid by Prosperity Bank to Prosperity will continue to be Prosperity’s principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by Prosperity Bank. Under federal law, Prosperity Bank cannot pay a dividend if, after paying the dividend, it would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though Prosperity Bank would continue to meet its capital requirements after payment of the dividend.

RISK FACTORS

An investment by Legacy’s stockholders in Prosperity common stock as a result of the exchange of shares of Legacy common stock for shares of Prosperity common stock as part of the consideration in the merger involves certain risks. Similarly, a decision on the part of Prosperity shareholders to approve the reorganization agreement and the transactions contemplated thereby also involves risks for the shareholders of Prosperity, who will continue to hold their shares of Prosperity common stock after the merger. Certain material risks and uncertainties connected with the merger and ownership of Prosperity common stock are discussed below. In addition, each of Prosperity and Legacy discuss certain other material risks connected with the ownership of Prosperity common stock and with Prosperity’s business, and with the ownership of Legacy common stock and with Legacy’s business, respectively, under the caption “Risk Factors” appearing in its respective Annual Report on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed since January 1, 2019 or will file with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.

Holders of Legacy common stock and holders of Prosperity common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may vote at the special meeting of the Legacy stockholders or the special meeting of the Prosperity shareholders described herein. If any of the risks described in this joint proxy statement/prospectus or those documents incorporated by reference herein result in effects on Prosperity or Prosperity Bank, the value of Prosperity common stock that you, as an existing Prosperity shareholder, currently hold or that you, as an existing Legacy stockholder, would hold upon consummation of the merger could decline significantly, and the current holders of Prosperity common stock and/or the holders of Legacy common stock could lose all or part of their respective investments in the Prosperity common stock.

The value of the shares of Prosperity common stock to be received by the Legacy stockholders in the merger is dependent upon the market price of Prosperity’s common stock, which is subject to fluctuation and may decline over time and reduce the economic benefits to be received by holders of Legacy common stock upon completion of the merger.

In instances in this joint proxy statement/prospectus, Prosperity has valued the Prosperity common stock to be issued in the merger to the holders of Legacy common stock based on the closing price of Prosperity’s common stock on June 14, 2019, the last trading day before the merger was announced, of $67.24 per share, or on September 13, 2019, the last practicable date before the date of this joint proxy statement/prospectus, of $71.04 per share. However, the value of each share of Prosperity common stock is subject to fluctuations in the marketplace, resulting in the possibility that its value could decrease between the date of this joint proxy statement/prospectus and the date of the Legacy special meeting when holders of Legacy common stock will be asked to approve the reorganization agreement, as well as between the date of that special meeting and the date of the closing of the merger. If the reorganization agreement is approved at the Legacy special meeting, there is the possibility that the value of the Prosperity common stock could decline materially prior to the issuance of the Prosperity common stock to the holders of Legacy common stock upon the completion of the merger and thereafter.

The merger of Prosperity and Legacy may not be completed, may take longer than expected or may be subject to conditions imposed by government entities that are not presently anticipated or cannot be met.

Completion of the merger of Prosperity and Legacy is subject to regulatory approval or waiver of the applications and notices filed with the Federal Reserve, the FDIC and the TDB. On July 26, 2019, Prosperity filed the required documentation with the Federal Reserve Bank of Dallas to request a waiver of its approval, which was granted on August 13, 2019. On July 15, 2019, Prosperity Bank and Legacy Bank filed the required applications with the FDIC and TDB. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger” on page 99. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. If Prosperity is not successful in obtaining the required regulatory approval, the merger will not be completed. Even if such regulatory approval is received, the timing of that regulatory approval could result in certain closing conditions of the merger not being satisfied or in a delay in the consummation of the merger. Furthermore, these regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger” on page 99.

The consummation of the merger is also subject to other conditions precedent as set forth in the reorganization agreement. Those conditions precedent include, among others, the approval of the merger by Prosperity’s shareholders and Legacy’s stockholders, there being no material adverse change with respect to Legacy, on the one hand, or Prosperity, on the other hand, and various other closing conditions. If a condition to either party’s obligation to consummate the merger is not satisfied or waived, the transaction would not be consummated or its consummation could be delayed. See “The Reorganization Agreement—Conditions to Completion of the Merger” on page 104 for a discussion of the conditions to the completion of the merger.

Legacy and Legacy Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Legacy and Legacy Bank and, consequently, on Prosperity and Prosperity Bank. Uncertainties surrounding the merger may impair the ability of one or more of Prosperity, Prosperity Bank, Legacy and Legacy Bank to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with either of the banks to seek to change their existing business relationships with such bank. In addition, the reorganization agreement restricts Legacy and Legacy Bank from taking specified actions until the merger occurs without Prosperity’s consent. These restrictions may prevent Legacy or Legacy Bank from pursuing attractive business opportunities that may arise prior to the merger’s completion.

Integrating Legacy Bank into Prosperity Bank’s operations may be more difficult, costly or time-consuming than Prosperity expects.

Prosperity Bank and Legacy Bank have operated and, until the merger is completed, will continue to operate, independently. Accordingly, the process of integrating Legacy Bank’s operations into Prosperity Bank’s operations could result in the disruption of operations, the loss of Legacy Bank customers and employees and make it more difficult to achieve the intended benefits of the merger. Inconsistencies between the standards, controls, procedures and policies of Prosperity Bank and those of Legacy Bank could adversely affect Prosperity Bank’s ability to maintain relationships with current customers and employees of Legacy Bank if and when the merger is completed.

As with any merger of banking institutions, business disruptions may occur that may cause Prosperity Bank to lose customers or may cause Legacy Bank’s customers to withdraw their deposits from Legacy Bank prior to the merger’s consummation and from Prosperity Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on Prosperity’s ability to integrate Legacy Bank’s operations into Prosperity Bank’s operations, and to address differences in business models and cultures. If Prosperity is unable to integrate the operations of Legacy and Legacy Bank into Prosperity’s and Prosperity Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the merger may not be realized. Difficulties encountered with respect to such matters could result in an adverse effect on the financial condition, results of operations, capital, liquidity or cash flows of Prosperity Bank and Prosperity.

Prosperity may fail to realize the cost savings anticipated from the merger.

Although Prosperity anticipates that it would realize certain cost savings as to the operations of Legacy and Legacy Bank and otherwise from the merger if and when the operations of Legacy and Legacy Bank are fully integrated into Prosperity’s and Prosperity Bank’s operations, it is possible that Prosperity may not realize all of the cost savings that Prosperity has estimated it can realize from the merger. For example, for a variety of reasons, Prosperity may be required to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced as a result of the merger. Prosperity’s realization of the estimated cost savings also will depend on Prosperity’s ability to combine the operations of Prosperity and Prosperity Bank with the operations of Legacy and Legacy Bank in a manner that permits those cost savings to be realized. If Prosperity is not able to integrate the operations of Legacy and Legacy Bank into Prosperity’s and Prosperity Bank’s operations successfully and to reduce the combined costs of conducting the integration operations of the two banks, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected. Prosperity’s failure to realize those cost savings could materially adversely affect Prosperity’s financial condition, results of operations, capital, liquidity or cash flows.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only, include assumptions and preliminary estimates that may not be accurate, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Prosperity’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Legacy identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Legacy as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” on page 27.

The completion of Prosperity’s merger with Legacy would result in the immediate dilution of Prosperity’s existing shareholders’ ownership percentages in Prosperity’s common stock and their voting power, which could adversely affect the market for Prosperity’s common stock.

The merger of Legacy with and into Prosperity would result in the issuance of a substantial number of additional shares of Prosperity’s common stock. That issuance would result in the immediate dilution of the percentage ownership and voting power of the existing holders of Prosperity’s common stock. As a result, Prosperity shareholders will have less influence on the management and policies of Prosperity than they now have. Factors associated with the consummation of the merger of Legacy with and into Prosperity, such as those discussed above, could adversely affect the market for Prosperity’s common stock.

The fairness opinion of J.P. Morgan, Legacy’s financial advisor, delivered to the Legacy board of directors and the fairness opinion of KBW, Prosperity’s financial advisor, delivered to the Prosperity board of directors prior to the parties’ entry into the reorganization agreement will not reflect any changes in circumstances subsequent to the date of the fairness opinions.

J.P. Morgan, Legacy’s financial advisor in connection with the proposed merger, and KBW, Prosperity’s financial advisor in connection with the proposed merger, delivered to the boards of directors of Legacy and Prosperity, respectively, their opinions on, and dated, June 14, 2019. Events occurring after the date of the opinions such as changes in the operations and prospects of Prosperity and Legacy, economic, market, regulatory and other conditions and other factors beyond the control of Prosperity or Legacy may materially alter or affect the relative values of Prosperity and Legacy or the prices of shares of Prosperity common stock or Legacy common stock by the time the merger is completed. The opinions of J.P. Morgan and KBW do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. See “The Merger–Opinion of Prosperity’s Financial Advisor” beginning on page 78 and “The Merger–Opinion of Legacy’s Financial Advisor” beginning on page 71.

Termination of the reorganization agreement could negatively impact Legacy or Prosperity.

There may be various negative consequences if the reorganization agreement is terminated. For example, Legacy’s or Prosperity’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the reorganization agreement is terminated, the market price of Legacy’s and/or Prosperity’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the reorganization agreement is terminated under certain circumstances, Legacy would be required to pay to Prosperity a termination fee of $82 million.

Some of the directors and officers of Legacy have interests and arrangements that may have influenced their decisions to support or recommend that you approve the reorganization agreement.

The interests of some of the directors and officers of Legacy are different from those of Legacy stockholders. Certain of the directors and certain officers of Legacy are or will be participants in arrangements relating to, or that are affected by the merger that are different from, or in addition to, those of Legacy stockholders. These interests are described in more detail in the section of this joint proxy statement/prospectus entitled “The Merger—Financial Interests of Directors and Officers of Legacy in the Merger” beginning on page 93.

If the merger is not completed, Prosperity and Legacy will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Prosperity and Legacy has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the reorganization agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and fees to other regulators in connection with the merger. If the merger is not completed, Prosperity and Legacy would have to recognize these and other expenses without realizing the expected benefits of the merger.

The reorganization agreement limits Legacy’s ability to pursue alternative acquisition proposals and requires it to pay a termination fee of $82 million under certain circumstances.

The reorganization agreement prohibits Legacy from soliciting, knowingly encouraging or facilitating, initiating or participating in negotiations or discussions with respect to certain alternative acquisition proposals with any third party, subject to exceptions set forth in the reorganization agreement. See “The Reorganization

Agreement—No Negotiation with Others” on page 111. The reorganization agreement also provides that Legacy must pay to Prosperity a termination fee in the amount of $82 million in the event that the reorganization agreement is terminated for certain reasons, including circumstances involving a change in recommendation by the Legacy board of directors. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Legacy from considering or proposing such an acquisition. See “The Reorganization Agreement—Termination Fee and Effect of Termination” on page 122.

The market price of Prosperity common stock after the merger may be affected by factors different from those affecting the shares of Legacy or Prosperity currently.

Upon completion of the merger, holders of Legacy common stock will become holders of Prosperity common stock. Prosperity’s business differs in important respects from that of Legacy, and, accordingly, the results of operations of the combined company and the market price of Prosperity common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Legacy and Prosperity.

Legacy stockholders will have a reduced ownership and voting interest in Prosperity after the merger than they now have in Legacy and will exercise less influence over Prosperity’s management than they now exercise over Legacy’s management.

Legacy’s stockholders currently have the right to vote in the election of the board of directors of Legacy and on other matters affecting Legacy. The merger will transfer control of the operations of Legacy to Prosperity and to the shareholders of Prosperity. When the merger occurs, each Legacy stockholder will become a shareholder of Prosperity with a percentage ownership of Prosperity smaller than such shareholder’s percentage ownership of Legacy immediately prior to the merger. As a result, Legacy stockholders will have less influence on the management and policies of Prosperity than they now have on the management and policies of Legacy.

The shares of Prosperity common stock to be received by Legacy stockholders as a result of the merger will have different rights than the shares of Legacy common stock and in some cases may be less favorable.

The rights associated with Legacy common stock are different from the rights associated with Prosperity common stock. In some cases, the rights associated with the Prosperity common stock may be less favorable to shareholders than those associated with the Legacy common stock. For example, holders of Legacy common stock currently elect each member of their board of directors at each annual meeting of the Legacy stockholders. Upon consummation of the merger, the holders of Legacy common stock will hold Prosperity common stock that provides that the members of only one of three classes of directors are elected at each annual meeting of Prosperity shareholders, which could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change in control of Prosperity. See “Comparison of Rights of Stockholders of Legacy and Shareholders of Prosperity” on page 137 for a more detailed description of the shareholder rights of each of Prosperity and Legacy.

Legacy stockholders will not be entitled to dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the MGCL, dissenters’ rights are not available for shares that are listed on a national securities exchange. Because Legacy common stock is traded on the NASDAQ, a national securities exchange, Legacy stockholders will not be entitled to dissenters’ or appraisal rights in the merger under the MGCL.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this joint proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 (as amended, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). These forward-looking statements include information about possible or assumed future results of operations of Prosperity or Legacy before or after the merger is completed as well as information about the merger, including Prosperity’s or Legacy’s future revenues, income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, Prosperity’s or Legacy’s future capital expenditures and dividends, Prosperity’s or Legacy’s future financial condition and changes therein, including changes in Prosperity’s or Legacy’s loan portfolio and allowance for loan losses, Prosperity’s or Legacy’s future capital structure or changes therein, the plan and objectives of management for future operations, Prosperity’s future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s operations, results of operations and financial condition, Prosperity’s or Legacy’s future economic performance, statements about the benefits of the proposed transaction, and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that Prosperity and Legacy make are based on Prosperity’s and Legacy’s current expectations and assumptions regarding Prosperity’s and Legacy’s businesses, the economy and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect the future financial results and performance of each of Prosperity and Legacy before the merger or Prosperity after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	Prosperity’s or Legacy’s ability to sustain its current internal growth rate and total growth rate;

•

changes in geopolitical, business and economic events, occurrences and conditions, including changes in rates of inflation or deflation, nationally, regionally and in Prosperity’s or Legacy’s target markets, particularly in Texas;

•

worsening business and economic conditions nationally, regionally and in Prosperity’s or Legacy’s target markets, particularly in Texas, and the geographic areas in Texas in which Prosperity or Legacy operates;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the reorganization agreement;

•	the outcome of any legal proceedings that may be instituted against Prosperity or Legacy;

•	delays in completing the merger;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and stockholder or shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all;

•

the possibility that the anticipated benefits of the merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Prosperity and Legacy do business;

•

the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger, and Prosperity’s ability to complete the acquisition and integration of Legacy successfully;

•	the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction;

•	Prosperity’s revenues after the Legacy acquisition may be less than expected;

•	Prosperity’s or Legacy’s dependence on its management team and its ability to attract, motivate and retain qualified personnel;

•	the concentration of Prosperity’s or Legacy’s business within its geographic areas of operation in Texas;

•	changes in asset quality, including increases in default rates and loans and higher levels of nonperforming loans and loan charge-offs;

•

concentration of the loan portfolio of Prosperity Bank or Legacy Bank in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•

the ability of Prosperity Bank or Legacy Bank to make loans with acceptable interest rates and levels of risk of repayment and to otherwise invest in assets at acceptable yields and presenting acceptable investment risks;

•	inaccuracy of the assumptions and estimates that the managements of Prosperity or Legacy make in establishing reserves for probable loan losses and other estimates;

•	lack of liquidity, including as a result of a reduction in the amount of sources of liquidity, that Prosperity or Legacy currently has;

•	material increases or decreases in the amount of deposits held by Prosperity Bank or Legacy Bank and the cost of those deposits;

•	access to the debt and equity markets and the overall cost of funding operations;

•	regulatory requirements to maintain minimum capital levels or maintenance of capital at levels sufficient to support Prosperity’s anticipated growth;

•	changes in market interest rates that affect the pricing of the loans and deposits of each of Prosperity Bank and Legacy Bank, and the net interest income of each of Prosperity Bank and Legacy Bank;

•	fluctuations in the market value and liquidity of the securities Prosperity or Legacy holds for sale, including as a result of changes in market interest rates;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	changes in economic and market conditions that affect the amount and value of the assets of Prosperity Bank and Legacy Bank;

•

the institution and outcome of, and costs associated with, litigation and other legal proceedings against one or more of Prosperity, Prosperity Bank, Legacy and Legacy Bank, or to which any of such entities is subject;

•	the occurrence of market conditions adversely affecting the financial industry generally;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Prosperity’s regulators, such as the

Dodd-Frank Act, including the Dodd-Frank Act stress testing and other requirements, and changes in federal government policies;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board, as the case may be;

•	governmental monetary and fiscal policies, including the policies of the Federal Reserve;

•	changes in the scope and cost of FDIC insurance and other coverage;

•

the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes, hurricanes and flooding, that may affect general economic conditions;

•	the impact of investments that Prosperity or Prosperity Bank may have made or may make and the changes in the value of those investments;

•

Prosperity’s ability to continue to identify acquisition targets and successfully acquire desirable financial institutions to sustain its growth, to expand its presence in its markets and to enter new markets;

•	general business and economic conditions in Prosperity’s or Legacy’s markets may change or may be less favorable than expected;

•	changes may occur in business conditions and inflation;

•	an increase in the rate of personal or commercial customers’ bankruptcies;

•	technology-related changes may be harder to make or may be more expensive than expected;

•

attacks on the security of, and breaches of, Prosperity’s, Prosperity Bank’s, Legacy’s, or Legacy Bank’s digital information systems, the costs Prosperity, Prosperity Bank, Legacy, or Legacy Bank incur to provide security against such attacks and any costs and liability Prosperity, Prosperity Bank, Legacy or Legacy Bank may incur in connection with any breach of those systems; and

•	the potential impact of technology and “FinTech” entities on the banking industry generally.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this joint proxy statement/prospectus, and the “Risk Factors” sections of Prosperity’s and Legacy’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and subsequent Quarterly Reports on Form 10-Q, each of which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Prosperity and Legacy urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made in this joint proxy statement/prospectus. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this joint proxy statement/prospectus or made by Prosperity or Legacy in any report, filing, document or information incorporated by reference in this joint proxy statement/prospectus, speaks only as of the date on which it is made. Neither Prosperity nor Legacy undertakes any obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, we caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, we caution you not to place undue reliance on the forward-looking statements contained in this joint proxy statement/prospectus or incorporated by reference herein.

GENERAL INFORMATION

This document constitutes a joint proxy statement/prospectus of Legacy and Prosperity and is being furnished to all record holders of Legacy common stock on the record date for the Legacy special meeting and all record holders of Prosperity common stock on the record date for the Prosperity special meeting in connection with the solicitation of proxies by the boards of directors of Legacy and Prosperity to be used at the special meetings of stockholders of Legacy and shareholders of Prosperity to be held on October 28, 2019 and October 29, 2019, respectively.

The purpose of the special meetings is to consider and vote to approve the reorganization agreement, which provides for, among other things, the merger of Legacy with and into Prosperity, with Prosperity being the surviving entity, followed by the merger of Legacy Bank with and into Prosperity Bank, with Prosperity Bank being the surviving bank. This document also constitutes a prospectus relating to the offer and sale of Prosperity common stock to be issued in connection with the merger to holders of Legacy common stock.

Prosperity has supplied all of the information contained herein relating to Prosperity and Prosperity Bank, and Legacy has supplied all of the information contained herein relating to Legacy and Legacy Bank.

THE LEGACY SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the holders of Legacy common stock as part of a solicitation of proxies by the Legacy board of directors for use at the Legacy special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides the holders of Legacy common stock with information they need to know to be able to vote or instruct their vote to be cast at the Legacy special meeting.

Date, Time and Place

The special meeting of holders of Legacy common stock will be held on October 28, 2019 at 11:00 a.m. Central Time, at 5851 Legacy Circle, Plano, Texas 75024.

Purpose of the Legacy Special Meeting

At the Legacy special meeting, the holders of shares of Legacy common stock will be asked to consider and vote on the following:

Legacy merger proposal: to approve the reorganization agreement and the transactions contemplated thereby, including the merger;

Legacy compensation proposal: to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Legacy may receive in connection with the merger pursuant to existing agreements or arrangements with Legacy; and

Legacy adjournment proposal: to approve the adjournment of the Legacy special meeting to a later date or dates if the board of directors of Legacy determines it is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Legacy merger proposal.

Completion of the merger is conditioned on, among other things, the approval of the reorganization agreement by the requisite Legacy stockholder vote, as well as the receipt of all required regulatory approvals.

Recommendation of the Legacy Board of Directors

On June 14, 2019, the Legacy board of directors determined that the merger and the other transactions contemplated by the reorganization agreement are in the best interests of Legacy and its stockholders.

Accordingly, the Legacy board of directors recommends that Legacy stockholders vote as follows:

“FOR” the Legacy merger proposal;

“FOR” the Legacy compensation proposal; and

“FOR” the Legacy adjournment proposal.

Holders of Legacy common stock should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Appendices in their entirety for more detailed information concerning the merger and the transactions contemplated by the reorganization agreement.

Legacy Record Date; Stockholders Entitled to Vote

The record date for the Legacy special meeting is September 16, 2019, or the “Legacy record date.” Only record holders of shares of Legacy common stock at the close of business on the Legacy record date are entitled to notice of, and to vote at, the Legacy special meeting or any adjournment or postponement thereof. At the close of business on the Legacy record date, the only outstanding voting securities of Legacy were shares of common stock, and 49,156,231 shares of Legacy common stock were issued and outstanding.

Each share of Legacy common stock outstanding on the Legacy record date is entitled to one vote on each proposal.

Voting by Legacy’s Directors and Executive Officers

At the close of business on the record date for the Legacy special meeting, Legacy directors and executive officers and their affiliates were entitled to vote approximately 973,397 shares of Legacy common stock, or approximately 2.0% of the shares of Legacy common stock outstanding on that date.

We currently expect that Legacy directors and executive officers and their affiliates will vote their shares in favor of all of the Legacy proposals, although they are under no obligation to do so.

Quorum and Adjournment

No business may be transacted at the Legacy special meeting unless a quorum is present. Stockholders who hold shares representing at least one-third of the shares of Legacy capital stock outstanding and entitled to vote at the Legacy special meeting must be present in person or represented by proxy to constitute a quorum.

If a quorum is not present, then the Legacy special meeting may be adjourned to allow for the solicitation of additional proxies. The Legacy special meeting may be adjourned by the holders of a majority in number of the shares of stock present in person or represented by proxy and entitled to vote, or by the chairman of the meeting without a vote of the stockholders.

No notice of an adjourned Legacy special meeting need be given unless the adjournment is for more than 120 days or, after the adjournment, a new record date is fixed for the adjourned Legacy special meeting, in which case a notice of the adjourned Legacy special meeting shall be given to each Legacy stockholder of record entitled to vote at the Legacy special meeting. At any adjourned Legacy special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Legacy special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned Legacy special meeting.

All shares of Legacy common stock represented at the Legacy special meeting, including shares of Legacy common stock that are represented but that vote to abstain and broker nonvotes, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the Legacy proposals are as follows:

The Legacy merger proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast at the Legacy special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

The Legacy compensation proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting. Failure to vote, abstentions and broker nonvotes will have no effect on the proposal.

The Legacy adjournment proposal requires the affirmative vote of a majority of votes cast by the Legacy stockholders entitled to vote on such proposal at the Legacy special meeting. Failure to vote, abstentions and broker nonvotes will have no effect on the proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Legacy common stock at the close of business on the Legacy record date, a proxy card is enclosed for your use. Legacy requests that you vote your shares as promptly as possible by doing one of the following:

•

simply indicate on the proxy card(s) applicable to your Legacy common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible, but in any event no later than the time necessary for your proxy card to be actually received by Legacy immediately prior to the vote at the Legacy special meeting;

•	call 1-866-804-9616 using a touch-tone telephone and follow the instructions for telephone voting provided on the call; or

•	go to the website www.AALvote.com/LTXBSM and follow the instructions at that website.

Your proxy card must be received by Legacy by no later than the time the polls close for voting at the Legacy special meeting for your vote to be counted at the meeting. Please note that telephone and Internet voting will close at 11:59 p.m. Central Time, on October 27, 2019.

When the accompanying proxy card is properly executed, dated and returned, the shares of Legacy common stock represented by it will be voted at the Legacy special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy card is returned without an indication as to how the shares of Legacy common stock represented by it are to be voted with regard to a particular proposal, the shares of Legacy common stock represented by the proxy will be voted in accordance with the recommendation of the Legacy board of directors and, therefore, such shares will be voted:

“FOR” the Legacy merger proposal;

“FOR” the Legacy compensation proposal; and

“FOR” the Legacy adjournment proposal.

As of the date hereof, the Legacy board of directors has no knowledge of any business that will be presented for consideration at the Legacy special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in the Legacy Notice of Special Meeting of Stockholders.

No other matter can be brought up or voted upon at the Legacy special meeting.

Your vote is important. Accordingly, if you were a record holder of Legacy common stock at the close of business on the record date of the Legacy special meeting, please sign and return the enclosed proxy card or vote via the Internet or telephone whether or not you plan to attend the Legacy special meeting in person. Proxies submitted through the specified Internet website or by phone must be received by 11:59 p.m. Central Time, on October 27, 2019.

Attending the Meeting; Voting in Person

Only record holders of Legacy common stock as of the record date, or their duly appointed proxies, may attend the Legacy special meeting.

If your shares of Legacy are held in “street name,” then you are not the stockholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy, executed in your favor, from the broker, bank, trustee or other nominee that was the record holder of your shares held in “street name” as of the record date, (i) confirming that you were the beneficial owner of those shares as of the record date, (ii) stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank, trustee or other nominee, and (iii) appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of shares of Legacy common stock who desires to attend the Legacy special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Legacy stockholder of record, and proof of the signing stockholder’s record ownership of shares of Legacy common stock as of the record date.

Whether or not you intend to be present at the Legacy special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Legacy special meeting.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room.

Revocation of Proxies

Regardless of the method used to cast a vote, you may revoke a previously provided proxy by:

•

delivering to Legacy prior to the Legacy special meeting a written notice of revocation addressed to: LegacyTexas Financial Group, Inc., Attention: Corporate Secretary, 5851 Legacy Circle, Plano, Texas 75024;

•

completing, signing and returning a new proxy card with a later date than the date on your original proxy card prior to the time the polls close for voting at the Legacy special meeting, in which case any earlier proxy will be revoked automatically;

•

logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 27, 2019; or

•

attending the Legacy special meeting and voting in person, in which case any earlier proxy will be revoked. However, simply attending the Legacy special meeting without voting on a proposal will not revoke your proxy previously provided as to that proposal.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Tabulation of Votes

Legacy will appoint one or more employees of Legacy to serve as the Inspector of Election for the Legacy special meeting. Alliance Advisors will independently tabulate affirmative votes, negative votes and abstentions.

Participants in the LegacyTexas 401(k) Employee Stock Ownership Plan

Each participant in the LegacyTexas 401(k) Employee Stock Ownership Plan, or the “ESOP,” is entitled to direct the trustee of the plan on how to vote the shares of Legacy common stock allocated to his or her account under the ESOP. If a participant properly executes the voting instruction card distributed by the trustee of the ESOP, the trustee will vote the participant’s shares in accordance with the instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the special meeting, or in the event a participant fails to give timely voting instructions to the trustee with respect to the voting of the common stock that is allocated to his or her ESOP account, the trustee will vote the shares as directed by the administrator of the ESOP. The trustee will vote the shares of Legacy common stock held in the Legacy ESOP but not allocated to any participant’s account in the same proportion as directed by the participants who directed the trustee as to the manner of voting their allocated shares in the ESOP with respect to each proposal.

Solicitation of Proxies

The Legacy board of directors is soliciting proxies for the Legacy special meeting from holders of shares of Legacy common stock entitled to vote at such special meeting. In accordance with the reorganization agreement, Legacy will pay its own cost of soliciting proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Legacy’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication. Legacy has engaged Alliance Advisors to assist in the solicitation of proxies for the Legacy special meeting and will pay a minimum fee of $7,500.

Legacy will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Legacy common stock. Legacy may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Abstentions and shares of Legacy common stock held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the Legacy special meeting. Brokers that are members of the NYSE or NASDAQ, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The Legacy merger proposal is a nonroutine matter. Accordingly, if a holder of shares of Legacy common stock holds such shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of NYSE or NASDAQ, those shares will not be voted on that proposal at the Legacy special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker. Abstentions and broker nonvotes have the same effect as votes against the Legacy merger proposal, but will have no effect on the Legacy compensation proposal or the Legacy adjournment proposal.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Legacy special meeting, please contact:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

or

LegacyTexas Financial Group, Inc.

Attention: Investor Relations

5851 Legacy Circle

Plano, Texas 75024

Telephone: (972) 578-5000

THE PROSPERITY SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Prosperity shareholders as part of a solicitation of proxies by the Prosperity board of directors for use at the Prosperity special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Prosperity shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Prosperity special meeting.

Date, Time and Place

The special meeting of Prosperity shareholders will be held on October 29, 2019, at 10:30 a.m. Central Time, at 80 Sugar Creek Center Blvd., Sugar Land, Texas 77478.

Purpose of the Prosperity Special Meeting

At the Prosperity special meeting, Prosperity shareholders will be asked to consider and vote on the following:

Prosperity merger proposal: to approve the reorganization agreement, the transactions contemplated thereby, and the issuance of Prosperity common stock in connection with the merger; and

Prosperity adjournment proposal: to approve the adjournment of the Prosperity special meeting to a later date or dates, if the board of directors of Prosperity determines it is necessary or appropriate, including adjournments to permit solicitation of additional proxies in favor of the Prosperity merger proposal.

Completion of the merger is conditioned on, among other things, the approval of the reorganization agreement and the issuance of Prosperity common stock in connection with the merger by the requisite Prosperity shareholder vote, as well as the receipt of all required regulatory approvals.

Recommendation of the Prosperity Board of Directors

At a special meeting held on June 14, 2019, the Prosperity board of directors determined that the merger and the other transactions contemplated by the reorganization agreement, including the issuance of shares of Prosperity common stock to Legacy stockholders in connection with the merger, are in the best interests of Prosperity and its shareholders.

Accordingly, the Prosperity board of directors recommends that Prosperity shareholders vote as follows:

“FOR” the Prosperity merger proposal; and

“FOR” the Prosperity adjournment proposal.

Prosperity shareholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Appendices in their entirety, for more detailed information concerning the merger and the transactions contemplated by the reorganization agreement.

Prosperity Record Date; Shareholders Entitled to Vote

The record date for the Prosperity special meeting is September 16, 2019, or the “Prosperity record date.” Only record holders of shares of Prosperity common stock at the close of business on the Prosperity record date are entitled to notice of, and to vote at, the Prosperity special meeting or any adjournment or postponement thereof. At the close of business on the Prosperity record date, the only outstanding voting securities of Prosperity were shares of common stock, and 68,396,778 shares of Prosperity common stock were issued and outstanding.

Each share of Prosperity common stock outstanding on the Prosperity record date is entitled to one vote on each proposal.

Voting by Prosperity’s Directors and Executive Officers

At the close of business on the record date for the Prosperity special meeting, Prosperity directors and executive officers and their respective affiliates were entitled to vote approximately 3,662,278 shares of Prosperity common stock, or approximately 5.4% of the shares of Prosperity common stock outstanding on that date.

We currently expect that Prosperity executive officers and their affiliates will vote their shares in favor of all of the Prosperity proposals, although they are under no obligation to do so.

Quorum and Adjournment

No business may be transacted at the Prosperity special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of the shares outstanding and entitled to vote at the Prosperity special meeting must be present in person or represented by proxy to constitute a quorum.

If a quorum is not present, then the Prosperity special meeting may be adjourned to allow for the solicitation of additional proxies. The Prosperity special meeting may be adjourned by the holders of a majority of the votes entitled to be cast by the shareholders present in person or represented by proxy.

Other than announcement at the meeting of the time and place to which the meeting is adjourned, no notice of an adjourned Prosperity special meeting need be given unless the adjournment is for more than 30 days or, after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each Prosperity shareholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned Prosperity special meeting.

All shares of Prosperity common stock represented at the Prosperity special meeting, including shares that are represented but that vote to abstain and broker nonvotes, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the Prosperity proposals are as follows:

The Prosperity merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Prosperity common stock entitled to vote at the Prosperity special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

The Prosperity adjournment proposal requires the affirmative vote of a majority of votes cast by the Prosperity shareholders entitled to vote on such proposal at the Prosperity special meeting. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for this proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Prosperity common stock at the close of business on the record date of the Prosperity special meeting, a proxy card is enclosed for your use. Prosperity requests that you vote your shares as promptly as possible by doing one of the following:

•	simply indicate on the proxy card(s) applicable to your Prosperity common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible, but in any event no later than the time necessary for your proxy card to be actually received by Prosperity immediately prior to the vote at the Prosperity special meeting;

•	call 1-800-652-VOTE (8683) using a touch-tone telephone and follow the instructions for telephone voting provided on the call; or

•	go to the website www.investorvote.com/PB and follow the instructions at that website.

Your proxy card must be received by Prosperity by no later than the time the polls close for voting at the Prosperity special meeting for your vote to be counted at the meeting. Please note that telephone and Internet voting will close at 11:59 p.m. Central Time, on October 28, 2019.

When the accompanying proxy card is properly executed, dated and returned, the shares of Prosperity common stock represented by it will be voted at the Prosperity special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy card is returned without an indication as to how the shares of Prosperity common stock represented by it are to be voted with regard to a particular proposal, the shares of Prosperity common stock represented by the proxy will be voted in accordance with the recommendation of the Prosperity board of directors and, therefore, such shares will be voted:

“FOR” the Prosperity merger proposal; and

“FOR” the Prosperity adjournment proposal.

As of the date hereof, the Prosperity board of directors has no knowledge of any business that will be presented for consideration at the Prosperity special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Prosperity’s Notice of Special Meeting of Shareholders.

No other matters can be brought up or voted on at the Prosperity special meeting.

Your vote is important. Accordingly, if you were a record holder of Prosperity common stock at the close of business on the record date of the Prosperity special meeting, please sign and return the enclosed proxy card or vote via the Internet or telephone whether or not you plan to attend the Prosperity special meeting in person. Proxies submitted through the specified Internet website or by phone must be received by 11:59 p.m. Central Time, on October 28, 2019.

Attending the Meeting; Voting in Person

Only record holders of Prosperity common stock on the record date, their duly appointed proxies and invited guests may attend the Prosperity special meeting.

If your shares of Prosperity are held in “street name,” then you are not the shareholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy, executed in your favor, from the broker, bank, trustee or other nominee that was the record holder of your shares held in “street name” as of the record date, (i) confirming that you were the beneficial owner of those shares as of the record date, (ii) stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank, trustee or other nominee, and (iii) appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of shares of Prosperity common stock who desires to attend the Prosperity special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Prosperity shareholder of record, and proof of the signing shareholder’s record ownership of shares of Prosperity common stock as of the record date.

Whether or not you intend to be present at the Prosperity special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Prosperity special meeting.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room.

Revocation of Proxies

Regardless of the method used to cast a vote, you may revoke a previously provided proxy by:

•	delivering to Prosperity prior to the Prosperity special meeting a written notice of revocation addressed to: Secretary, Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027;

•

completing, signing and returning a new proxy card with a later date than the date on your original proxy card prior to the time the polls close for voting at the Prosperity special meeting, in which case any earlier proxy will be revoked automatically;

•

logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions indicated on the proxy card prior to 11:59 p.m. Central Time, on October 28, 2019; or

•

attending the Prosperity special meeting and voting in person, in which case any earlier proxy will be revoked. However, simply attending the Prosperity special meeting without voting on a proposal will not revoke your proxy previously provided as to that proposal.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank, trustee or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Participants in the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

If you hold Prosperity common stock through the Amended and Restated Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan, you will receive information and separate instructions about how to direct the voting of such shares. Under the terms of the Amended and Restated Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan, all shares held by the plans are voted by the trustee, but each participant may direct the trustee on how to vote the shares of Prosperity common stock allocated to his or her account. Shares for which no timely voting instructions are received, or which are not allocated to any participant’s account, will be voted by the trustee on each proposal in the same proportion as shares for which it has received timely voting instructions.

Tabulation of Votes

Prosperity will appoint one or more employees of Prosperity to serve as the Inspector of Election for the Prosperity special meeting. Computershare Investor Services, Inc. will independently tabulate affirmative votes, negative votes and abstentions.

Solicitation of Proxies

Prosperity’s board of directors is soliciting proxies for the Prosperity special meeting from the Prosperity shareholders. Prosperity will pay the costs it incurs in soliciting proxies from its shareholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Prosperity’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication. Prosperity has engaged Alliance Advisors to assist in the solicitation of proxies for the Prosperity special meeting and will pay a minimum fee of $7,500.

Prosperity will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Prosperity common stock. Prosperity may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Abstentions and shares of Prosperity common stock held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the special meeting. Brokers that are members of the NYSE or NASDAQ, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The Prosperity merger proposal is a nonroutine matter. Accordingly, if a shareholder holds shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of the NYSE or NASDAQ, those shares will not be voted on that proposal at the Prosperity special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker. Abstentions and broker nonvotes have the same effect as votes against the Prosperity merger proposal, but will have no effect on the Prosperity adjournment proposal.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Prosperity special meeting, please contact:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

or

Prosperity Bancshares, Inc.

Attention: Investor Relations

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

PROSPERITY AND LEGACY MERGER PROPOSALS

The shareholders of Prosperity and stockholders of Legacy will each be voting upon a proposal to approve the reorganization agreement. Information about the merger and the reorganization agreement is presented below under “The Merger,” “The Reorganization Agreement” and elsewhere in this joint proxy statement/prospectus.

THE MERGER

The following information describes the material aspects of the merger. A copy of the reorganization agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the material aspects of the merger appearing below is qualified in its entirety by the terms of the reorganization agreement. You are urged to read each of the Appendices to this joint proxy statement/prospectus in its entirety.

Terms of the Merger

The reorganization agreement provides for the merger of Legacy with and into Prosperity, with Prosperity being the surviving corporation following the merger. Prosperity is the sole shareholder of Prosperity Bank and Legacy is the sole shareholder of Legacy Bank. Following the effectiveness of the merger, Legacy Bank will merge with and into Prosperity Bank, with Prosperity Bank being the surviving bank following the bank merger.

Background of the Merger

Each of Legacy’s and Prosperity’s respective board of directors and management regularly reviews its business strategies, opportunities and challenges as part of its consideration and evaluation of its long-term prospects, with the goal of enhancing value for its stockholders and shareholders, respectively. The strategic considerations have focused on, among other things, the business and regulatory environment facing financial institutions generally and Legacy and Prosperity in particular, as well as competitive conditions and ongoing consolidation in the financial services industry. Each of Legacy’s and Prosperity’s respective board of directors regularly evaluates business combination opportunities generally in furtherance of its strategic objectives.

On August 10, 2017, Legacy’s board of directors and management discussed Legacy’s potential corporate development and strategic options, taking into account Legacy’s current and projected credit quality, the deposit gathering climate in banking, and other factors. J.P. Morgan participated in that discussion and provided its perspective, reflecting discussions with management, on potential acquisition targets, potential merger candidates and potential acquirers (which we refer to individually as “Basket 1,” “Basket 2” and “Basket 3,” respectively, and collectively as the “Corporate Development Baskets”). Legacy’s board of directors authorized Kevin Hanigan, Legacy’s President and Chief Executive Officer, to explore preliminary discussions with banks in each category selected based on their likely level of interest in, and ability to, successfully execute a transaction. That month, Mr. Hanigan engaged in informal discussions with two large Basket 3 banks about potential transactions (which we refer to as “Party A” and “Party B”), and with a smaller Basket 1 bank (which we refer to “Party C”). Neither Party A nor Party B determined to move beyond exploratory discussions. On August 25, 2017, Mr. Hanigan met with a representative of a Basket 2 bank (which we refer to as “Party D”) to discuss the possibility of a merger of equals with Legacy. On October 2, 2017, Mr. Hanigan and David Zalman, Prosperity’s Chairman of the Board and Chief Executive Officer, engaged in exploratory conversations, which culminated in determinations on October 6, 2017 by both Messrs. Hanigan and Zalman not to recommend to their respective boards of directors a potential transaction. Following several preliminary discussions with Party D, on October 24, 2017, Party D informed Legacy that it was not in a position to move forward with discussions regarding a transaction.

On October 20, 2017, as a result of preliminary conversations, Legacy and Party C entered into a non-disclosure agreement in order to permit the sharing of confidential information between the parties. The non-

disclosure agreement did not obligate either party to engage in a transaction. Likewise, the non-disclosure agreement did not prohibit either party from engaging in discussions with other parties or from considering alternative transactions. Legacy and Party C also entered into a term sheet providing for a non-binding indication of interest for Legacy to acquire Party C, subject to Legacy’s completion of due diligence. Legacy and Party C commenced cross-diligence on that date, which continued until December 21, 2017. On that date, Legacy and Party C mutually determined not to proceed with a transaction.

On February 27, 2018, within the scope of authority previously granted to him, Mr. Hanigan met with Mr. Zalman in Dallas to resume discussions concerning a potential merger between Prosperity and Legacy, with Messrs. Hanigan and Zalman believing that a proposed combination would yield benefits to Prosperity’s shareholders and to Legacy’s stockholders while addressing Prosperity’s desire to grow through acquisition and Legacy’s desire to strengthen its source of deposits. Discussion subjects included potential terms of a transaction and governance matters relating to executive responsibilities and representation on the combined company’s board of directors.

On March 2, 2018, Mr. Hanigan had a follow-up phone call with Mr. Zalman during which they further discussed potential terms of a transaction. Mr. Zalman also discussed Mr. Hanigan’s potential role in a combined company, which would be a senior executive role. Messrs. Zalman and Hanigan determined to continue exploratory discussions. On March 8, 2018, Mr. Hanigan provided a summary of his discussions with Mr. Zalman to the executive committee of Legacy’s board of directors. On March 26, 2018, Mr. Hanigan reviewed the status of his discussions with Mr. Zalman with the Legacy board, following which the board determined to end communications due to the lack of clarity on the transaction, the premium that Prosperity would pay for Legacy’s stock and post-transaction matters relating to executive leadership and strategy. Over the following months Legacy continued internal discussions regarding a potential merger with Prosperity and continued to execute its business plan.

On August 9, 2018, Legacy’s board and management discussed Legacy’s potential corporate development and strategic options with J.P. Morgan again participating and providing its perspectives, reflecting discussions with management, on potential acquisition targets, potential merger candidates and potential acquirers. Legacy’s board of directors again directed Mr. Hanigan, with the assistance of J.P. Morgan, to explore preliminary discussions with banks in each of the Corporate Development Baskets, as appropriate. Over the following months Legacy continued internal discussions regarding a potential merger with Prosperity and continued to execute its business plan.

On February 7, 2019, in light of merger and acquisition developments in the financial services industry, Mr. Hanigan contacted Mr. Zalman and Messrs. Zalman and Hanigan discussed the prospect of re-starting discussions concerning a merger of Prosperity and Legacy. This resulted in Mr. Zalman agreeing to conduct further analysis on a potential transaction. Within the scope of authority granted by the Legacy board, on February 21, 2019, at the direction of Mr. Hanigan, representatives of J.P. Morgan met with Mr. Zalman to discuss the aforementioned analysis and the possible merits of a merger of Prosperity and Legacy.

On February 25, 2019, Legacy’s board of directors met to consider the status of the discussions with Prosperity. Mr. Hanigan led a discussion on corporate development, reflecting upon various industry trends including a recently announced large bank combination and market perception of the combination. He summarized management’s view of the current state of the national economy and operating risks associated with trends as seen by both management and industry observers, particularly in relation to increased competition for deposits. The board of directors considered information concerning Prosperity and its business. Mr. Hanigan reflected upon Legacy’s standalone operations and financial performance and initiatives already employed by management to combat Legacy’s liquidity and funding risks and the initiatives’ impact on net interest margin. Management advocated continued consideration of a transaction with Prosperity, in view of Legacy’s continuing deposit gathering challenges and credit quality concerns. The board of directors felt that it was important to the success of the potential combined company that Mr. Hanigan and other members of Legacy’s management team have key roles at the combined company. J.P. Morgan provided its preliminary financial perspectives on a potential transaction with Prosperity. Following that discussion, the board of directors authorized Mr. Hanigan to further evaluate a proposed transaction with Prosperity, noting that discussions with Parties A, B, C and D had yielded no probable transaction opportunity. The board of directors further directed that its executive committee be authorized to hear interim reports on any transaction, and appointed Tony LeVecchio, George Fisk and Bruce Hunt to serve as members of a merger and acquisition committee to evaluate potential transactions.

On March 18, 2019, Prosperity’s executive committee met and discussed several transaction opportunities, including a potential transaction with Legacy. Prosperity’s executive committee determined that it would obtain more information about Legacy and a potential transaction.

On March 19, 2019, Mr. Hanigan provided Legacy’s board of directors with an update on his discussions with Prosperity’s management. Mr. Hanigan noted that Legacy continued to operate from a position of relative financial and operational strength but that Legacy’s liquidity and credit risks were increasing and were expected to continue to increase during the second quarter. He expressed the view that available information confirmed that potentially significant operational and financial synergies would result from a combination of Legacy with Prosperity, and that he expected that Legacy’s stockholders would likely own a significant percentage of the combined entity following any such transaction. The Legacy board of directors affirmed, through inquiry of Mr. Hanigan, that there existed no other likely alternative transaction at that time.

On March 20, 2019, within the scope of authority granted to him, Mr. Hanigan met with Mr. Zalman in Houston, during which meeting Mr. Zalman offered proposed terms for a merger of Legacy and Prosperity that included a fixed exchange ratio premium of 10% along with two seats on the combined company’s board of directors, the position of President and Chief Operating Officer of the combined company for Mr. Hanigan and consideration of J. Mays Davenport, Legacy’s Executive Vice President and Chief Financial Officer, for an executive position in the combined company.

On March 21, 2019, Mr. Hanigan updated Legacy’s board of directors on the status of his conversations with Mr. Zalman, following which the board directed Mr. Hanigan to work with J.P. Morgan in an attempt to improve the premium payable to Legacy’s stockholders, to increase the number of seats that Legacy representatives would have on Prosperity’s board of directors and to ensure that a sufficient complement of Legacy’s executive management team was offered positions at the combined company in order to facilitate the transition and combination of the companies.

On March 25, 2019, at the invitation of Legacy’s board of directors, J.P. Morgan discussed with the Legacy directors certain financial aspects of a potential business combination of Legacy and Prosperity and certain other financial metrics relating to a potential transaction with Prosperity. Mr. Hanigan and the representatives of J.P. Morgan discussed other potential strategic alternatives available to Legacy and the general mergers and acquisitions landscape and reflected upon the previous efforts of Mr. Hanigan to initiate meaningful conversations with prospective counterparties in all three Corporate Development Baskets. Following discussion, the board determined that the Prosperity transaction opportunity was likely the only transaction alternative presently available to Legacy and that the Prosperity transaction provided a greater opportunity to deliver value to shareholders than continuing as a standalone entity. The board directed Legacy’s executive team to work with J.P. Morgan to further explore the parameters of a potential transaction with Prosperity.

On March 25, 2019, Prosperity and Legacy entered into a non-disclosure agreement in order to permit the sharing of confidential information between the parties. The non-disclosure agreement did not obligate either party to engage in a transaction. Likewise, the non-disclosure agreement did not prohibit either party from engaging in discussions with other parties or from considering alternative transactions. Legacy and Prosperity commenced cross-diligence on that date.

On March 29, 2019, members of Prosperity’s and Legacy’s senior management teams met in Houston during which time they provided information to each other concerning the potential merits of a combination of the two companies and explored approaches for the post-merger integration.

On April 1, 2019, Mr. Hanigan provided Legacy’s board of directors with a report on the status of negotiations with Prosperity. Discussion included a review of filing and approval timelines, should the parties proceed with a transaction, and updated credit quality and liquidity reports from management. He noted that the proposed transaction presented some of the same opportunities, and more, that were successfully realized in connection with Legacy’s previous acquisitions, including the Highlands Bank / ViewPoint Bank merger and the ViewPoint Bank / LegacyTexas Bank merger. The board also considered the potential risks of a Prosperity transaction, including required regulatory approvals.

On April 3, 2019, Mr. Hanigan and Edward Safady, President of Prosperity, met to discuss various aspects of each company, including organizational strategies, operating principles, credit and culture.

On April 8, 2019, Legacy’s management updated Legacy’s board of directors on the status of management’s due diligence review of Prosperity, which covered legal, operational, compliance, financial, regulatory and internal control considerations and which had confirmed management’s expectations regarding the viability of integrating the businesses of Legacy and Prosperity, as well as operational and financial synergies that could be achieved by the merger of the two companies. The board of directors confirmed its view that it was important that Mr. Hanigan and other members of Legacy’s management team have key roles at the combined company.

On April 15, 2019, Mr. Hanigan provided Legacy’s board of directors with an update on management’s due diligence review of Prosperity and on Prosperity’s due diligence review of Legacy, as well as on the status of key transaction documents that were to be drafted by Prosperity. At the meeting the board of directors also discussed possible pricing models and valuation approaches with respect to the proposed transaction and the increasingly competitive market and uncertain economic conditions. The board of directors requested that Mr. Hanigan obtain from Mr. Zalman additional information relative to pricing considerations and that he include either the board of directors or the merger and acquisition committee in those discussions as appropriate.

On April 16, 2019, Mr. Zalman updated Prosperity’s board of directors on the discussions with Legacy, the status of management’s due diligence review of Legacy and the potential terms of a transaction, after which the board directed Mr. Zalman to continue discussions with Legacy. Subsequent to this meeting and prior to the special meeting of the Prosperity board of directors on June 14, 2019, Mr. Zalman provided members of the board of directors with interim updates with respect to discussions with Legacy representatives, management’s due diligence review of Legacy and the timing and terms of a transaction.

On April 22, 2019, Legacy’s board of directors again met and discussed industry trends, including recently announced large bank combinations and the market’s reception of those combinations. Mr. Hanigan updated the board of directors on the status of management’s due diligence review of Prosperity and how a merger with Prosperity would address risks facing Legacy’s business, including Legacy’s need for deposits.

On May 1, 2019, members of Prosperity’s and Legacy’s senior management teams met in Dallas to review the results of Prosperity’s initial due diligence review and discuss certain aspects of Legacy’s business.

Legacy’s board of directors next met on May 6, 2019. At the meeting Mr. Hanigan summarized conversations that had occurred between Legacy’s and Prosperity’s respective management teams which addressed, among other matters, the business practices of the respective banks. He also reviewed conversations regarding certain valuation-related matters that he had with J.P. Morgan and the deal terms that management wanted to receive from Prosperity. The board of directors noted the risks associated with remaining an independent company, including increasing liquidity and credit risk, and Mr. Hanigan emphasized the need for Legacy to add liquidity. Following discussion, the board of directors directed J.P. Morgan to engage in discussions regarding valuation matters with Prosperity.

Over the following weeks in May, representatives of J.P. Morgan, on several occasions, discussed certain valuation-related matters with representatives of Prosperity, and J.P. Morgan kept Mr. Hanigan and other members of Legacy management informed of its discussions with Prosperity’s representatives.

On May 13, 2019, Legacy’s board of directors met and Mr. Hanigan updated the board on management’s due diligence review of Prosperity and matters that could affect the timing and likelihood of a transaction with Prosperity. Mr. Hanigan confirmed that the proposed transaction would be beneficial to Legacy and to its stockholders, particularly in regard to addressing the increasing liquidity and credit risk faced by Legacy. He also discussed the likely material terms of a potential merger of Legacy and Prosperity that he had summarized with the assistance of J.P. Morgan. The board of directors discussed risks relating to continuing to operate Legacy as an independent entity.

Legacy’s board of directors next met on May 20, 2019 and discussed, among other matters, the continued flattening of the yield curve, Legacy Bank’s loan-to-deposit ratio and other risks that might be mitigated by the operational and financial synergies that could be achieved by the combined company. As a result of these risks, the board of directors believed it important that Legacy pursue a transaction with Prosperity or, alternatively, another third party and directed Mr. Hanigan to continue discussions with Prosperity and to develop contingency operating plans designed to address credit and liquidity risks should negotiations with Prosperity not be successful.

On May 28, 2019, Prosperity submitted a revised proposal to Legacy, which included a consideration mix of 80% stock and 20% cash, a 12.5% premium to Legacy’s then current stock price, and proposed senior management positions at Prosperity or Prosperity Bank for the members of Legacy’s executive management team.

On May 29, 2019, at the direction of Legacy’s board of directors, a representative of J.P. Morgan spoke with Mr. Zalman and informed him that the consideration mix for a transaction between Prosperity and Legacy should be 90% stock and 10% cash. Mr. Zalman expressed concern that Prosperity’s board of directors would not agree to the proposed consideration mix because the board wanted to use a sizeable portion of Prosperity’s excess capital in a merger transaction and the 10% cash proposal was much lower than the percentage of cash the board had previously reviewed and discussed.

On May 30, 2019, Legacy’s board of directors, along with representatives of J.P. Morgan and Shapiro Bieging Barber Otteson LLP, Legacy’s outside counsel, met and Mr. Hanigan and the representatives of J.P. Morgan informed the board that, following discussions among representatives of Legacy management, J.P. Morgan and Prosperity, Prosperity provided Legacy with an update of its May 28, 2019 proposal. Mr. Hannigan summarized the material terms of the updated proposal, which included a consideration mix of 80% stock and 20% cash, yielding an implied valuation of Legacy’s stock of $41.84 and representing a 12.5% premium to Legacy’s then-current stock price based on the Prosperity and Legacy stock prices as of May 28, 2019. In addition, Legacy would receive three seats on Prosperity’s board of directors and certain members of Legacy management would serve in key positions at Prosperity or Prosperity Bank. The proposal assumed that additional definitive terms would be addressed during negotiation of a definitive agreement with respect to the proposed transaction. The board of directors discussed certain preliminary financial information that had been previously provided to the board and included, among other information, an analysis of the financial terms of the proposed transaction prepared by J.P. Morgan. The board also considered the benefits of a merger with Prosperity, including the ability of Legacy’s stockholders to own a significant percentage of the combined company and the other reasons set forth under “—Recommendation of the Legacy Board and Its Reasons for the Merger.” At the conclusion of the meeting the board of directors directed Mr. Hanigan, with the assistance of J.P. Morgan, to continue negotiations with Prosperity with the objective of further improving the terms of Prosperity’s offer.

On May 31, 2019, Mr. Zalman and Cullen Zalman, Prosperity Bank’s Vice President of Corporate and Banking Activities, met with Messrs. Hanigan and Davenport in Dallas to review and discuss updated transaction terms of other transactions and terms of a potential transaction between Legacy and Prosperity and certain social aspects of the transaction, including executive and management positions in the combined company. Following that meeting, and on the same day, Mr. Hanigan presented the aforementioned information to Legacy’s merger and acquisition committee, which confirmed general aspects of the terms summarized during the earlier meeting.

Legacy’s board of directors next met on May 31, 2019. Mr. Hanigan updated the board with respect to the ongoing negotiations with Prosperity. After discussing the terms of the proposed transaction, the board of directors directed J.P. Morgan to request that any consideration to be paid by Prosperity be 85% stock and 15% cash and that key executives from Legacy have key roles at Prosperity on a going-forward basis. After further discussions between J.P. Morgan and Prosperity’s representatives, Legacy and Prosperity proposed a final consideration mix of 0.5280 shares of Prosperity common stock and $6.28 in cash for each share of Legacy common stock.

On June 5, 2019, representatives of Bracewell LLP, outside counsel to Prosperity, provided representatives of Shapiro Bieging Barber Otteson LLP with a first draft of the reorganization agreement. Between June 5, 2019 and June 14, 2019, representatives of Legacy and Prosperity, together with representatives of Shapiro Bieging Barber Otteson LLP and Bracewell LLP, negotiated the specific terms of the reorganization agreement and the related ancillary documents. Also on June 5, 2019, members of Legacy management traveled to Houston to continue their due diligence review of Prosperity.

On June 10, 2019, Prosperity management met with federal and state banking regulatory agencies to review the general terms of the proposed transaction.

Legacy’s board of directors met on June 14, 2019 to review the proposed definitive reorganization agreement and related ancillary documents. Representatives of Shapiro Bieging Barber Otteson LLP also attended the meeting and reviewed with the board its fiduciary duties and reviewed in detail the terms of the proposed definitive reorganization agreement and ancillary documents, copies of which had been delivered to the directors in advance of the meeting. At this meeting, J.P. Morgan reviewed and discussed with the Legacy board of directors, among other matters, certain financial aspects of the proposed transaction based on, and its financial analyses regarding, the 0.5280 exchange ratio plus the $6.28 per share cash consideration. Following discussion, the representatives of J.P. Morgan rendered its oral opinion to Legacy’s board of directors, subsequently confirmed in writing, that, as of June 14, 2019 and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s opinion, the merger consideration to be paid to the holders of Legacy common stock in the merger was fair, from a financial point of view, to such holders. See “—Opinion of Legacy’s Financial Advisor” beginning on page 71. After considering the proposed terms of the reorganization agreement and the various presentations of its advisors, and taking into consideration the matters discussed during the meeting, including those set forth under “—Recommendation of the Legacy Board and Its Reasons for the Merger,” the members of Legacy’s board of directors other than Mr. Hanigan, who recused himself, then unanimously determined that the reorganization agreement and the merger were in the best interests of Legacy and its stockholders, authorized and approved the reorganization agreement and the merger, and resolved to recommend to Legacy’s stockholders that they approve the reorganization agreement.

Also on June 14, 2019, the Prosperity board of directors held a special meeting to review the proposed definitive reorganization agreement and related ancillary documents. Representatives of Bracewell LLP, together with Charlotte Rasche, Prosperity’s general counsel, reviewed with the board its fiduciary duties and reviewed in detail the terms of the proposed definitive reorganization agreement and ancillary documents, copies of which had been delivered to the directors in advance of the meeting. Mr. Zalman and other senior members of management of Prosperity summarized the results of management’s due diligence review of Legacy. Prosperity’s financial advisor, KBW, reviewed the financial aspects of the proposed transaction and rendered to the Prosperity board of directors an opinion (initially rendered verbally and confirmed by a written opinion, dated June 14, 2019) to the effect that, as of June 14, 2019, based upon and subject to certain matters stated in the opinion, the aggregate merger consideration in the merger was fair, from a financial point of view, to Prosperity. See

“—Opinion of Prosperity’s Financial Advisor” beginning on page 78. After further deliberation, and taking into consideration the matters discussed during the meeting, including factors described under “—Recommendation of the Prosperity Board and Its Reasons for the Merger,” the Prosperity board of directors unanimously determined that the reorganization agreement and the merger were in the best interests of Prosperity and its shareholders, authorized and approved the reorganization agreement and the merger unanimously, and resolved to recommend to Prosperity’s shareholders that they approve the reorganization agreement.

On June 16, 2019, the parties executed the reorganization agreement and the related ancillary agreements, including the support agreements entered into between Prosperity and the non-employee directors of Legacy and Legacy Bank, and the employment agreements entered into among Prosperity Bank, Legacy Bank and certain officers and employees of Legacy, and the transaction was announced on June 17, 2019 in a joint press release issued by Prosperity and Legacy.

Recommendation of the Legacy Board and Its Reasons for the Merger

After careful consideration, at a meeting held on June 14, 2019, the non-recused members of Legacy’s board of directors unanimously determined that the reorganization agreement and the merger were advisable and in the best interests of Legacy and its stockholders. Accordingly, the Legacy board of directors approved the reorganization agreement and resolved to recommend that Legacy stockholders vote “FOR” the approval of the reorganization agreement. In reaching its decision to approve the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement, and to recommend that its stockholders approve the reorganization agreement, the Legacy board of directors evaluated the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement in consultation with Legacy management, as well as Legacy’s financial and legal advisors, and considered many factors, including but not limited to the following:

•	the ability of Legacy’s stockholders to own a significant percentage of the combined company on a going-forward basis;

•	the expectation that Legacy stockholders would have the opportunity to participate in future growth of the combined company;

•	the potential for Legacy stockholders for stock appreciation in the combined company;

•	the increased liquidity of Prosperity’s common stock as compared to the public market for Legacy common stock;

•

Prosperity’s low loan-to-deposit ratio and the expectation that Prosperity’s strong source of deposits would provide enhanced funding capability during a period of increasingly high competition for deposits;

•	the ability to become part of a larger institution with a higher legal lending limit, helping to further service Legacy’s customer base;

•	the geographic fit of the combined company, providing a broad geographic footprint in the state of Texas for the combined entity;

•

each of Legacy’s, Prosperity’s and the combined company’s business, operations, management, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Legacy board of directors considered its view that Prosperity’s business and operations complement those of Legacy;

•	the reputation of Prosperity’s executive management;

•	the potential for members of Legacy’s executive management team to have key roles at the combined company;

•	the ability to retain Legacy’s culture in the combined company;

•	Prosperity’s historical cash dividend payments;

•

the board’s understanding of the current and prospective environment in which Legacy and Prosperity operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, continued consolidation in the industry, the competitive environment for financial institutions generally, and the likely effect of these factors on Legacy and its ability to continue to operate independently;

•

the financial and other terms of the reorganization agreement, including the price to be paid for the shares of Legacy common stock, the exchange ratio of Prosperity’s stock to Legacy’s stock and the form of consideration to be received by Legacy stockholders;

•	the expected earnings per share accretion and tangible book value per share earnback by Prosperity;

•	the compensation payable with respect to transactions similar to the merger, including as a multiple of tangible book value and earnings;

•

the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the merger, and potential for Legacy’s stockholders, as future Prosperity shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger and the anticipated pro forma impact of the merger;

•	the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•

the oral opinion of J.P. Morgan to the Legacy board of directors, which was subsequently confirmed in writing, that, as of June 14, 2019 and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Legacy common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below under “—Opinion of Legacy’s Financial Advisor”;

•

the execution risk relating to the merger, including the regulatory and other approvals required in connection with the merger and the expectation that those regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the diversion of management attention and resources from the operation of Legacy’s business and toward completion of the merger;

•

the restrictions in the reorganization agreement regarding the operation of Legacy’s business through completion of the merger that may prevent or delay Legacy from undertaking business opportunities that may arise prior to completion of the merger;

•

the fact that, because the merger consideration is a fixed exchange ratio of 0.5280 shares of Prosperity common stock for each share of Legacy common stock, Legacy stockholders could be adversely affected by a decrease in the trading price of Prosperity common stock prior to the completion of the merger;

•	the possibility that Prosperity may encounter difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the fact that the reorganization agreement prohibits Legacy from soliciting alternative proposals; and

•	that Prosperity has a right to an $82 million termination fee if the reorganization agreement is terminated under certain circumstances.

While the Legacy board of directors considered the foregoing potentially positive and potentially negative factors, the Legacy board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the non-recused members of Legacy’s board of directors then unanimously determined the reorganization agreement to be fair, advisable and in the best interests of Legacy and its stockholders, as well as Legacy’s other constituencies.

The foregoing discussion of the information and factors considered by the Legacy board of directors is not intended to be exhaustive, but includes the material factors considered by the Legacy board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the Legacy board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Legacy board of directors may have given different weight to different factors. The Legacy board of directors considered all these factors as a whole and considered the factors overall to be favorable to, and to support, its determination.

Certain of Legacy’s directors and executive officers may have financial interests in the merger that are different from, or in addition to, those of Legacy’s stockholders generally. The Legacy board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Legacy stockholders. For a discussion of these interests, see “—Financial Interests of Directors and Officers of Legacy in the Merger.”

The foregoing explanation of the Legacy board of directors’ reasoning and all other information presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed in “Cautionary Note Regarding Forward-Looking Statements.”

LEGACY’S BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF LEGACY COMMON STOCK VOTE FOR THE APPROVAL OF THE REORGANIZATION AGREEMENT.

Recommendation of the Prosperity Board and Its Reasons for the Merger

After careful consideration, at a meeting held on June 14, 2019, the members of Prosperity’s board of directors unanimously determined that the reorganization agreement and the merger were advisable and in the best interests of Prosperity and its shareholders. Accordingly, the Prosperity board of directors approved the reorganization agreement and resolved to recommend that Prosperity shareholders vote “FOR” the approval of the reorganization agreement. In reaching its decision to approve the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement, and to recommend that its shareholders approve the reorganization agreement, the Prosperity board of directors evaluated the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement in consultation with Prosperity management, as well as Prosperity’s financial and legal advisors, and considered many factors, including but not limited to the following:

•	information regarding the financial condition, operations, competitive position and future prospects of Legacy;

•	information regarding Legacy’s markets, including local economic conditions and prospects, as well as the competitive environment and the position of Legacy in those markets;

•	the results of management’s due diligence review of Legacy and Legacy Bank;

•

the anticipated impact of the proposed acquisition on Prosperity’s financial condition, capital, results of operations, cash flows and liquidity and that the proposed acquisition is anticipated to be accretive to Prosperity’s earnings per share;

•	the terms of the proposed acquisition, including the amount and form of the merger consideration;

•	its review with its outside legal advisor, Bracewell LLP, of the terms of the reorganization agreement, including the tax treatment, deal protection and termination provisions;

•	the benefit to the Prosperity board of directors of the inclusion of the three named Legacy directors to be appointed to the Prosperity board of directors upon completion of the merger;

•	the ability to retain key members of the Legacy Bank management team through the execution of employment agreements;

•	the compatibility of Legacy Bank’s management with Prosperity Bank’s management;

•	the opportunities for future growth in the north Texas market;

•	the potential to realize cost savings through the integration of the operations of Legacy;

•	Prosperity’s track record of assimilating the operations of acquired banks and the strength of Prosperity’s management and infrastructure to successfully complete the integration process;

•	the anticipated financial and other effects that the merger would have on Prosperity’s shareholders;

•

the financial presentation, dated June 14, 2019, of KBW to the Prosperity board of directors and the opinion, dated June 14, 2019, of KBW to the Prosperity board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Prosperity of the aggregate merger consideration in the proposed merger, as more fully described below under “—Opinion of Prosperity’s Financial Advisor”;

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Legacy’s business, operations and workforce with those of Prosperity;

•	certain anticipated merger-related costs;

•	the diversion of management attention and resources from the operation of Prosperity’s business and toward the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

While the Prosperity board of directors considered the foregoing potentially positive and potentially negative factors, the Prosperity board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the members of Prosperity board of directors then unanimously determined the reorganization agreement to be fair, advisable and in the best interests of Prosperity and its shareholders, as well as Prosperity’s other constituencies.

The foregoing discussion of the information and factors considered by the Prosperity board of directors is not intended to be exhaustive, but includes the material factors considered by the Prosperity board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the Prosperity board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Prosperity board of directors may have given different weight to different factors. The Prosperity board of directors considered all these factors as a whole and considered the factors overall to be favorable to, and to support, its determination.

The foregoing explanation of the Prosperity board of directors’ reasoning and all other information presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed in “Cautionary Note Regarding Forward-Looking Statements.”

PROSPERITY’S BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF PROSPERITY COMMON STOCK VOTE FOR THE APPROVAL OF THE REORGANIZATION AGREEMENT.

Opinion of Legacy’s Financial Advisor

Pursuant to an engagement letter dated June 11, 2019, Legacy retained J.P. Morgan as its financial advisor in connection with the merger.

At the meeting of the Legacy board of directors on June 14, 2019, J.P. Morgan rendered its oral opinion to the Legacy board of directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Legacy common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Legacy’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Legacy board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of Legacy common stock in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Legacy or as to the underlying decision by Legacy to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Legacy as to how such shareholder should vote with respect to the merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated June 11, 2019 of the reorganization agreement;

•	reviewed certain publicly available business and financial information concerning Legacy and Prosperity and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Legacy and Prosperity with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Legacy common stock and Prosperity common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of Legacy relating to the businesses of each of Legacy and Prosperity, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (which we refer to as the “synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Legacy and Prosperity with respect to certain aspects of the merger, and the past and current business operations of Legacy and Prosperity, the financial condition and future prospects and operations of Legacy and Prosperity, the effects of the merger on the financial condition and future prospects of Legacy and Prosperity, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Legacy and Prosperity or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Legacy or Prosperity under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan is not an expert in evaluating the adequacy of allowances for loan and lease losses of Legacy and Prosperity with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Legacy and Prosperity and J.P. Morgan assumed, with Legacy’s consent, that the respective allowances for loan and lease losses for both Legacy and Prosperity, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom (including the synergies), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of Legacy as to the expected future results of operations and financial condition of Legacy and Prosperity to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the reorganization will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the reorganization agreement, and that the definitive reorganization agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Legacy and Prosperity in the reorganization agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Legacy with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Legacy or Prosperity or on the contemplated benefits of the merger.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. The J.P. Morgan opinion noted that subsequent developments may affect the J.P. Morgan opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Legacy common stock in the merger and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Legacy to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of Legacy common stock in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Legacy common stock or Prosperity common stock will trade at any future time.

The terms of the reorganization, including the merger consideration, were determined through arm’s length negotiations between Legacy and Prosperity, and the decision to enter into the reorganization agreement was solely that of Legacy’s board of directors and Prosperity’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Legacy’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Legacy’s board of directors or management with respect to the merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to Legacy’s board of directors on June 14, 2019 and contained in the presentation delivered to Legacy’s board of directors on such date in connection with the rendering of such opinion and the presentation does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Legacy Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Legacy with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Legacy’s business, including the following selected companies (which we refer to as the “Legacy selected regional banks”):

•	Enterprise Financial Services Corp

•	Independent Bank Group, Inc.

•	Texas Capital Bancshares, Inc.

•	Veritex Holdings, Inc.

Multiples were based on closing stock prices on June 12, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Legacy selected regional banks were based on the Legacy selected regional banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Legacy selected regional banks were based on the most recent publicly available information as of June 12, 2019.

None of the Legacy selected regional banks reviewed is identical to Legacy. Certain of these companies may have characteristics that are materially different from those of Legacy. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Legacy. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Legacy.

For Legacy and each Legacy selected regional bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Legacy and the Legacy selected regional banks, the information J.P. Morgan presented included:

•	multiple of price to estimated 2020 earnings per share (which we refer to as “P / CY 2020E EPS”); and

•

a regression analysis to review the relationship between (i) the multiple of price to tangible book value (which we refer to as “P / TBV”) and (ii) the estimated 2020 return on average tangible common equity (which we refer to as “CY 2020E ROATCE”) based on available estimates obtained from public filings and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Legacy as follows:

Range
P / CY 2020E EPS	9.0x – 10.8x
P / TBV	1.7x – 1.8x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 9.0x to 10.8x for P / CY 2020E EPS to Legacy management’s estimate of Legacy’s earnings per share for the fiscal year 2020 of $3.48. J.P. Morgan also applied a multiple reference range of 1.7x to 1.8x for P / TBV, which it derived from Legacy’s management estimate of Legacy’s 2020 ROATCE of 15.3%, to Legacy’s tangible book value per share of $19.35 as of March 31, 2019.

After applying these ranges to Legacy’s estimated 2020 earnings per share and Legacy’s tangible book value per share as of March 31, 2019, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Legacy common stock, rounded to the nearest $0.01 per share of Legacy common stock, as compared to the implied value of the merger consideration of $42.02 per share of Legacy common stock (which we refer to as the “assumed consideration”), which was calculated based on the sum of (x) the cash portion of the merger consideration of $6.28 per share and (y) the product of the fixed exchange ratio provided in the reorganization agreement of 0.5280 and the closing stock price of Prosperity’s common stock on June 12, 2019 of $67.70:

	Implied Equity Value Per Share
	Low	High
P / CY 2020E EPS	$31.32	$37.58
P / TBV	$32.33	$34.63

Legacy Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Legacy common stock by discounting to present value estimates of Legacy’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Legacy management:

•	earnings and asset assumptions for Legacy based on Legacy management’s forecast for the period of 2019 through 2024 (which we refer to as the “Legacy internal forecast”);

•	a March 31, 2019 valuation date;

•

a terminal value based on estimated 2024 net income (which was based on the Legacy internal forecast), multiplied by a next twelve months price to earnings ratio (which we refer to as “NTM P/E”) multiple range of 9.5x to 11.5x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•

discount rates from 9.0% to 11.0% representing Legacy’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, Legacy’s capital structure and other appropriate factors based on its experience and judgment;

•	a target tangible common equity to tangible assets ratio of 9.5% (and with capital in excess of this target paid as dividends), as provided by Legacy management;

•	a cost of excess capital of 2.50% (pre-tax), as provided by Legacy management; and

•	a marginal tax rate of 21.0%, as provided by Legacy management.

Based on the Legacy internal forecast and using a range of discount rates from 9.0% to 11.0%, reflecting estimates of Legacy’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Legacy for the period of 2019 through 2024 and the range of terminal values to derive present values, as of March 31, 2019, of Legacy.

This analysis implied an equity value per share of $34.28 to $41.98 per share of Legacy common stock as of March 31, 2019, as compared to the assumed consideration of $42.02 per share of Legacy common stock.

Prosperity Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Prosperity with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Prosperity’s business, including the following selected companies (which we refer to as the “Prosperity selected regional banks”):

•	BancFirst Corporation

•	Cullen/Frost Bankers, Inc.

•	Southside Bancshares, Inc.

•	UMB Financial Corporation

Multiples were based on closing stock prices on June 12, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Prosperity selected regional banks were based on the Prosperity selected regional banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Prosperity selected regional banks were based on the most recent publicly available information as of June 12, 2019.

None of the Prosperity selected regional banks reviewed is identical to Prosperity. Certain of these companies may have characteristics that are materially different from those of Prosperity. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Prosperity. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Prosperity.

For Prosperity and each Prosperity selected regional bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Prosperity and the Prosperity selected regional banks, the information J.P. Morgan presented included:

•	P / CY 2020E EPS; and

•	a regression analysis to review the relationship between (i) P / TBV and (ii) CY 2020E ROATCE based on available estimates obtained from public filings and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Prosperity as follows:

Range
P / CY 2020E EPS	13.0x – 14.3x
P / TBV	2.1x – 2.2x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 13.0x to 14.3x for P / CY 2020E EPS to Legacy management’s estimate of Prosperity’s earnings per share for the fiscal year 2020 of $5.05. J.P. Morgan also applied a multiple reference range of 2.1x to 2.2x for P / TBV, which it derived from Legacy’s management estimate of Prosperity’s 2020 ROATCE of 14.5%, to Prosperity’s tangible book value per share of $31.17 as of March 31, 2019.

After applying these ranges to Prosperity’s estimated 2020 earnings per share and Prosperity’s tangible book value per share as of March 31, 2019, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Prosperity common stock, rounded to the nearest $0.01 per share of Prosperity common stock, as compared to the closing stock price of Prosperity’s common stock on June 12, 2019 of $67.70:

	Implied Equity Value Per Share
	Low	High
P / CY 2020E EPS	$65.65	$72.22
P / TBV	$64.95	$69.97

Prosperity Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Prosperity common stock by discounting to present value estimates of Prosperity’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Legacy management:

•	earnings and asset assumptions for Prosperity based on Legacy management’s forecast for the period of 2019 through 2024 (which we refer to as the “Prosperity internal forecast”);

•	a March 31, 2019 valuation date;

•

a terminal value based on estimated 2024 net income (which was based on the Prosperity internal forecast), multiplied by a NTM P/E multiple range of 12.5x to 14.5x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•

discount rates from 8.0% to 10.0% representing Prosperity’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, Prosperity’s capital structure and other appropriate factors based on its experience and judgment;

•	a target tangible common equity to tangible assets ratio of 9.5% (and with capital in excess of this target paid as dividends), as provided by Legacy management;

•	a cost of excess capital of 2.50% (pre-tax), as provided by Legacy management; and

•	a marginal tax rate of 21.0%, as provided by Legacy management.

Based on the Prosperity internal forecast and using a range of discount rates from 8.0% to 10.0%, reflecting estimates of Prosperity’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Prosperity for the period of 2019 through 2024 and the range of terminal values to derive present values, as of March 31, 2019, of Prosperity.

This analysis implied an equity value per share of $63.87 to $76.24 per share of Prosperity common stock as of March 31, 2019, as compared to the closing stock price of Prosperity’s common stock on June 12, 2019 of $67.70.

Relative Value Analysis

Based upon the implied valuations for each of Legacy and Prosperity calculated pursuant to the trading multiples analyses and standalone dividend discount analyses described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Prosperity common stock to a share of Legacy common stock, adjusted for the cash portion of the merger consideration of $6.28 per share, and then compared that range of implied exchange ratios to the exchange ratio in the merger of 0.5280 shares of Prosperity common stock per share of Legacy common stock.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of Legacy, adjusted for the cash portion of the merger consideration of $6.28 per share, by the high end of each implied equity value of Prosperity. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Legacy, adjusted for the cash portion of the merger consideration of $6.28 per share, by the low end of each implied equity value of Prosperity.

This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 0.5280 shares of Prosperity common stock per share of Legacy common stock:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis
2020E P/E	0.3468 – 0.4769
P / TBV	0.3724 – 0.4366
Dividend Discount Analysis	0.3673 – 0.5590

Value Creation Analysis

J.P. Morgan prepared a value creation analysis that compared the equity value of Legacy (implied by the dividend discount analysis) to the equity value of holders of Legacy common stock in the pro forma combined company. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the implied equity value of Legacy using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—Legacy Dividend Discount Analysis”, (ii) the implied equity value of Prosperity using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—Prosperity Dividend Discount Analysis” and (iii) the estimated present value of expected cost synergies, net of restructuring charges, and then subtracting the aggregate cash portion of the merger consideration. The value creation analysis at the exchange ratio of 0.5280x provided for in the merger and taking into account the aggregate cash portion of the merger consideration of $6.28 per share yielded value creation to the holders of Legacy common stock of 15.6%. There can be no assurance that the synergies and transaction-related expenses will not be substantially greater or less than the Legacy estimate described above.

Certain Other Information

J.P. Morgan also reviewed, solely for reference purposes, the implied historical exchange ratios during the period beginning on November 8, 2016 (the date of the most recent U.S. presidential election) and ending on June 12, 2019, which were calculated by dividing the daily closing price per share of Legacy common stock, adjusted for the cash portion of the merger consideration of $6.28 per share, by that of Prosperity common stock, noting that the range of exchange ratios during such period was 0.5146x to 0.6484x, as compared to the exchange ratio in the merger of 0.5280x.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Legacy or Prosperity. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the Legacy selected regional banks or Prosperity selected regional banks reviewed as described in the above summary is identical to Legacy or Prosperity. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Legacy and Prosperity. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Legacy and Prosperity.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Legacy with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Legacy and Prosperity and the industries in which they operate.

For financial advisory services rendered in connection with the merger, Legacy has agreed to pay J.P. Morgan an estimated fee of approximately $20 million, of which $2 million became payable at the time Legacy and Prosperity entered into the reorganization agreement and J.P. Morgan delivered its opinion. In addition, Legacy has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of the J.P. Morgan opinion, neither J.P. Morgan nor any of its affiliates have had any other material commercial or investment banking relationships with Legacy or Prosperity.

During the two year period preceding the date of the J.P. Morgan opinion, the aggregate fees recognized by J.P. Morgan from each of Legacy and Prosperity were less than $50,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Legacy and Prosperity. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) of Legacy or Prosperity for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Prosperity’s Financial Advisor

Prosperity engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Prosperity, including an opinion to the Prosperity board of directors (the “Prosperity board”) as to the fairness, from a financial point of view, to Prosperity of the aggregate merger consideration in the proposed merger. Prosperity selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Prosperity board held on June 14, 2019 at which the Prosperity board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Prosperity. The Prosperity board approved the reorganization agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Prosperity board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, to Prosperity of the aggregate merger consideration in the merger. It did not address the underlying business decision of Prosperity to engage in the merger or enter into the reorganization agreement or constitute a recommendation to the Prosperity board in connection with the merger, and it does not constitute a recommendation to any holder of Prosperity common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Prosperity and Legacy and bearing upon the merger, including, among other things:

•	a draft of the reorganization agreement, dated June 11, 2019 (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Prosperity;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of Prosperity;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Legacy;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of Legacy;

•

certain regulatory filings of Prosperity and Legacy and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2018 as well as the quarter ended March 31, 2019;

•	certain other interim reports and other communications of Prosperity and Legacy to their respective shareholders and stockholders; and

•

other financial information concerning the respective businesses and operations of Prosperity and Legacy that were furnished to KBW by Prosperity and Legacy or that KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Prosperity and Legacy;

•	the assets and liabilities of Prosperity and Legacy;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Prosperity and Legacy with similar information for certain other companies, the securities of which were publicly traded;

•

publicly-available consensus Wall Street research estimates, or “street estimates,” of Legacy (giving effect to certain adjustments thereto provided to and discussed with KBW by Legacy management), as well as assumed Legacy long-term growth rates provided to KBW by Prosperity management, all of which information was discussed with KBW by Prosperity management and used and relied upon by KBW at the direction of such management and with the consent of the Prosperity board;

•

publicly available consensus “street estimates” of Prosperity, as well as assumed Prosperity long-term growth rates provided to KBW by Prosperity management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Prosperity board; and

•

estimates regarding certain pro forma financial effects of the merger on Prosperity (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by Prosperity management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Prosperity board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of Prosperity and Legacy regarding the past and current business operations, regulatory relations, financial condition and future prospects of Prosperity and Legacy and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Prosperity as to the reasonableness and achievability of the publicly available consensus “street estimates” of Legacy and Prosperity (in the case of Legacy as adjusted as referred to above), the assumed Legacy and Prosperity long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Prosperity (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above, and the assumptions and bases for all such information, and KBW assumed, at the direction of Prosperity, that all of the foregoing information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Prosperity management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Prosperity and Legacy that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Legacy and Prosperity referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of Prosperity and with the consent of the Prosperity board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Prosperity or Legacy since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Prosperity’s consent, that the aggregate allowances for loan and lease losses for each of Prosperity and Legacy are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Prosperity or Legacy, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Prosperity or Legacy under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•

the merger and any related transactions (including the subsidiary bank merger) would be completed substantially in accordance with the terms set forth in the reorganization agreement (the final terms of which KBW assumed would not differ, in any respect material to its analyses, from the draft version of the reorganization agreement reviewed by KBW), with no adjustments to the aggregate merger consideration (including the stock or cash components thereof) and with no additional consideration or payments in respect of Legacy common stock;

•	the representations and warranties of each party in the reorganization agreement and in all related documents and instruments referred to in the reorganization agreement were true and correct;

•	that each party to the reorganization agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the reorganization agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Prosperity, Legacy or the pro forma entity, or the contemplated benefits and effects of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Prosperity that Prosperity relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Prosperity, Legacy, the merger and any related transaction and the reorganization agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, to Prosperity of the aggregate merger consideration in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction, including without limitation, the form or structure of the merger (including the form of aggregate merger consideration or the allocation thereof between stock and cash) or any such related transaction, any consequences of the merger or any such related transaction to Prosperity, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, non-compete, consulting, voting, support, cooperation, shareholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Prosperity to engage in the merger or enter into the reorganization agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Prosperity or the Prosperity board;

•

any business, operational or other plans with respect to Legacy or the pro forma entity that might be then contemplated by Prosperity or the Prosperity board or that might be implemented by Prosperity or the Prosperity board subsequent to the closing of the merger;

•

the fairness of the amount or nature of any compensation to any of Prosperity’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Prosperity common stock or relative to the aggregate merger consideration;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Prosperity, Legacy or any other party to any transaction contemplated by the reorganization agreement;

•	whether Prosperity has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration at the closing of the merger;

•	the actual value of Prosperity common stock to be issued in connection with the merger;

•

the prices, trading range or volume at which Prosperity common stock or Legacy common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Prosperity common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the reorganization agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Prosperity, Legacy, any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the merger or any other related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Prosperity and Legacy. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Prosperity board in making its determination to approve the reorganization agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Prosperity board with respect to the fairness of the aggregate merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Prosperity and Legacy and the decision of Prosperity to enter into the reorganization agreement was solely that of the Prosperity board.

The following is a summary of the material financial analyses presented by KBW to the Prosperity board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Prosperity board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $2,074.9 million in the aggregate (inclusive of the implied value of in-the-money Legacy stock options), or $42.03 per share of Legacy common stock, consisting of the sum of (i) the implied value of the stock consideration of 0.5280 of a share of Prosperity common stock, based on the closing price of Prosperity common stock on June 12, 2019, and (ii) the cash consideration of $6.28. In addition to the financial analyses described below, KBW reviewed with the Prosperity board for informational purposes, among other things, the implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $42.03 per share of Legacy common stock) of 14.1x Legacy’s estimated 2019 earnings per share (“EPS”) using the publicly available 2019 EPS consensus “street estimate” for Legacy (giving effect to certain adjustments thereto provided to and discussed with KBW by Legacy management).

Prosperity Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Prosperity to six selected major exchange-traded banks that are headquartered in Texas, Oklahoma, Kansas or Missouri with total assets between $5 billion and $40 billion and a loan to deposit ratio of 80% or less. Companies for which “consensus street estimates” were not publicly available were excluded from the selected companies.

The selected companies were as follows:

Cullen/Frost Bankers, Inc.

Commerce Bancshares, Inc.

UMB Financial Corporation

First Financial Bankshares, Inc.

BancFirst Corporation

Southside Bancshares, Inc.

To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) or most recent completed fiscal quarter (“MRQ”) available (which in the case of Prosperity was the period ended March 31, 2019) or as of the end of such period and market price information as of June 12, 2019. KBW also used 2019 and 2020 EPS estimates taken from publicly available consensus “street estimates” for Prosperity and the selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Prosperity’s historical financial statements, or the data used by J.P. Morgan and presented under the section “The Merger—Opinion of Legacy’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Prosperity and the selected companies:

		Selected Companies
	Prosperity	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.48%	1.30%	1.53%	1.51%	1.67%
MRQ Core Return on Average Tangible Common Equity(1)	15.44%	14.66%	15.43%	15.29%	17.03%
MRQ Net Interest Margin	3.20%	3.28%	3.66%	3.57%	3.84%
MRQ Fee Income / Revenue(2)	15.4%	26.5%	30.3%	30.3%	36.1%
MRQ Efficiency Ratio	42.1%	57.8%	55.6%	56.7%	54.2%

(1)

Core earnings excluded realized gain on sale of securities, nonrecurring revenue and expenses, goodwill impairment and amortization of intangibles, and extraordinary items. Assumed 21% tax rate on adjustments.

(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Prosperity and the selected companies:

		Selected Companies
	Prosperity	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	10.66%	9.06%	10.08%	10.21%	11.03%
Total Capital Ratio	17.42%	15.01%	16.16%	16.80%	18.38%
Loans / Deposits	60.4%	71.9%	67.7%	66.8%	63.3%
Loan Loss Reserves / Loans	0.83%	0.86%	1.00%	1.00%	1.11%
Nonperforming Assets / Loans + OREO	0.39%	0.78%	0.71%	0.71%	0.62%
Net Charge-offs / Average Loans	0.04%	0.31%	0.21%	0.21%	0.09%

In addition, KBW’s analysis showed the following concerning the market performance of Prosperity and the selected companies:

		Selected Companies
	Prosperity	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	(7.7)%	(15.0)%	(5.8)%	(7.2)%	(4.9)%
One-Year Total Return	(5.6)%	(13.4)%	(4.1)%	(5.2)%	(1.9)%
Year-To-Date Stock Price Change	8.7%	4.3%	4.4%	6.0%	5.3%
Price / Tangible Book Value per Share	2.17x	2.07x	2.17x	2.42x	2.34x
Price / LTM Core EPS(1)	14.1x	14.2x	14.9x	16.3x	15.6x
Price / 2019E EPS	14.1x	13.7x	14.7x	16.2x	15.7x
Price / 2020E EPS	13.4x	13.3x	14.2x	15.7x	15.2x
Dividend Yield	2.4%	1.9%	2.6%	2.6%	3.2%
LTM Dividend Payout Ratio	32.6%	29.2%	33.4%	35.6%	37.7%

(1)

Core earnings excluded realized gain on sale of securities, nonrecurring revenue and expenses, goodwill impairment and amortization of intangibles, and extraordinary items. Assumed 21% tax rate on adjustments.

No company used as a comparison in the above selected companies analysis is identical to Prosperity. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Legacy Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Legacy to six selected major exchange-traded banks that are headquartered in Texas, Oklahoma, Kansas or Missouri with total assets between $5 billion and $30 billion and a loan to deposit ratio of 80% or more. Companies for which “street estimates” were not publicly available were excluded from the selected companies.

The selected companies were as follows:

Texas Capital Bancshares, Inc.

Cadence Bancorporation

Independent Bank Group, Inc.

Hilltop Holdings, Inc.

Veritex Holdings, Inc.

Enterprise Financial Services Corp

To perform this analysis, KBW used profitability and other financial information for the latest 12 months or most recent completed fiscal quarter available (which in the case of Legacy was the period ended March 31, 2019) or as of the end of such period and market price information as of June 12, 2019. KBW also used 2019 and 2020 EPS estimates taken from publicly available consensus “street estimates” for Legacy and the selected companies (as adjusted downward in 2019 by Legacy management in the case of Legacy). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Legacy’s historical financial statements, or the data used by J.P. Morgan and presented under the section “The Merger—Opinion of Legacy’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Legacy and the selected companies:

		Selected Companies
	Legacy	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.31%	1.27%	1.54%	1.50%	1.73%
MRQ Core Return on Average Tangible Common Equity(1)	12.53%	13.48%	16.47%	15.35%	17.77%
MRQ Net Interest Margin	3.91%	3.77%	3.98%	3.96%	4.15%
MRQ Fee Income / Revenue(2)	10.9%	11.4%	13.3%	21.8%	15.2%
MRQ Efficiency Ratio	48.5%	53.2%	48.6%	53.2%	43.4%

(1)

Core earnings excluded realized gain on sale of securities, nonrecurring revenue and expenses, goodwill impairment and amortization of intangibles, and extraordinary items. Assumed 21% tax rate on adjustments.

(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Legacy and the selected companies:

		Selected Companies
	Legacy	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	10.28%	8.55%	9.30%	9.69%	10.07%
Total Capital Ratio	13.39%	11.92%	12.21%	13.03%	12.76%
Loans / Deposits	113.8%	97.0%	93.9%	95.5%	90.9%
Loan Loss Reserves / Loans	0.96%	0.50%	0.74%	0.66%	0.81%
Nonperforming Assets / Loans + OREO	0.78%	0.64%	0.44%	0.45%	0.33%
Net Charge-offs / Average Loans	(0.01)%	0.14%	0.08%	0.10%	0.06%

In addition, KBW’s analysis showed the following concerning the market performance of Legacy and the selected companies:

		Selected Companies
	Legacy	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	(11.7)%	(33.2)%	(27.6)%	(27.4)%	(21.3)%
One-Year Stock Total Return	(9.8)%	(31.4)%	(26.7)%	(26.5)%	(20.5)%
Year-To-Date Stock Price Change	17.4%	13.4%	15.8%	15.1%	16.9%
Price / Tangible Book Value per Share	1.95x	1.30x	1.69x	1.62x	1.93x
Price / LTM Core EPS(1)	12.6x (2)	9.9x	10.4x	10.5x	11.4x
Price / 2019E EPS	12.7x (3)	9.4x	10.6x	10.6x	11.5x
Price / 2020E EPS	11.0x (4)	9.1x	9.5x	9.5x	9.6x
Dividend Yield	2.7%	1.5%	1.7%	1.7%	1.9%
LTM Dividend Payout Ratio	24.0%	10.6%	15.0%	15.0%	19.1%

(1)

Core earnings excluded realized gain on sale of securities, nonrecurring revenue and expenses, goodwill impairment and amortization of intangibles, and extraordinary items. Assumed 21% tax rate on adjustments.

No company used as a comparison in the above selected companies analysis is identical to Legacy. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 10 selected U.S. bank transactions announced since December 31, 2015 with announced transaction values between $1 billion and $5 billion. All-cash transactions, transactions with non-bank buyers, transactions with undisclosed deal values, terminated transactions, transactions where the target was a thrift, and merger-of-equals transactions, as classified by S&P Global, were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company

Synovus Financial Corp.	FCB Financial Holdings, Inc.
Independent Bank Group, Inc.	Guaranty Bancorp
Fifth Third Bancorp	MB Financial, Inc.
Cadence Bancorporation	State Bank Financial Corporation
First Financial Bancorp.	MainSource Financial Group, Inc.
First Horizon National Corporation	Capital Bank Financial Corp.
IBERIABANK Corporation	Sabadell United Bank, N.A.
Pinnacle Financial Partners, Inc.	BNC Bancorp
F.N.B. Corporation	Yadkin Financial Corporation
Huntington Bancshares Incorporated	FirstMerit Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent then publicly available, EPS consensus “street estimates” for the acquired company prior to the announcement of the respective transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•

Price per common share to the estimated EPS of the acquired company in the first full calendar year following the announcement of the transaction (“forward EPS”) in the case of the nine selected transactions in which consensus “street estimates” for the acquired company were then available; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $250,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company in the nine selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one month prior to the announcement of the acquisition (expressed as a percentage and referred to as the “one-month market premium”). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $42.03 per outstanding share of Legacy common stock and using historical financial information for Prosperity as of or for the 12-month period ended March 31, 2019, the publicly available EPS consensus “street estimate” of Legacy for 2020 and the closing price of Legacy common stock on June 12, 2019.

The results of the analysis are set forth in the following table:

		Selected Transactions
	Prosperity / Legacy	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	2.17x	2.09x	2.49x	2.42x	2.70x
Price / LTM EPS	14.1x (1)	20.8x	22.4x	22.1x	23.8x
Price / Forward EPS	12.2x	14.3x	16.3x	15.7x	17.0x
Core Deposit Premium	19.4%	15.0%	22.1%	19.1%	23.2%
One-Month Market Premium	5.6%	2.3%	11.6%	11.6%	21.0%

(1)	Legacy/Prosperity metric is shown on a core basis, as reported in Legacy’s public filings. On a stated basis, price / LTM EPS was 12.7x.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Legacy or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Prosperity and Legacy to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or synergies. To perform this analysis, KBW used (i) balance sheet data for Prosperity and Legacy as of March 31, 2019, and (ii) publicly available consensus “street estimates”

relating to the 2019 and 2020 net income of Prosperity and Legacy (as adjusted downward in 2019 by Legacy management in the case of Legacy). The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Prosperity and Legacy shareholders and stockholders in the combined company based on the 0.5280x exchange ratio provided for in the reorganization agreement and also hypothetically assuming 100% stock consideration in the proposed merger for illustrative purposes:

	Prosperity % of Total	Legacy % of Total
Ownership:
Based on 0.5280x exchange ratio	72.8%	27.2%
Assuming 100% stock consideration	69.5%	30.5%
Balance Sheet:
Total Assets	70.5%	29.5%
Gross Loans Held for Investment	56.6%	43.4%
Total Deposits	70.8%	29.2%
Tangible Common Equity	69.8%	30.2%
Income Statement:
2019 GAAP Net Income	70.2%	29.8%
2020 GAAP Net Income	68.2%	31.8%

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Prosperity and Legacy. Using (i) closing balance sheet estimates as of December 31, 2019 for Prosperity and Legacy, taken from publicly available consensus “street estimates,” (ii) publicly available EPS consensus “street estimates” for Prosperity and Legacy (as adjusted downward in 2019 by Legacy management in the case of Legacy), (iii) assumed long-term growth rates for Prosperity and Legacy provided by Prosperity management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments assumed with respect thereto) provided by Prosperity management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Prosperity. This analysis indicated the merger could be accretive to Prosperity’s estimated 2020 EPS and estimated 2021 EPS and dilutive to Prosperity’s estimated tangible book value per share as of December 31, 2019. Furthermore, the analysis indicated that, pro forma for the merger, each of Prosperity’s tangible common equity to tangible assets ratio, Common Equity Tier 1 Ratio, Tier 1 Leverage Ratio and Total Risk Based Capital Ratio as of December 31, 2019 could be lower. For all of the above analysis, the actual results achieved by Prosperity and Legacy following the merger may vary from the projected results, and the variations may be material.

Prosperity Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Prosperity to estimate a range for the implied equity value of Prosperity. In this analysis, KBW used publicly available consensus “street estimates” for Prosperity and assumed long-term growth rates for Prosperity provided by Prosperity and assumed discount rates ranging from 7.50% to 11.50%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Prosperity could generate over the period from March 31, 2019 to December 31, 2025 as a standalone company, and (ii) the present value of Prosperity’s implied terminal value at the end of such period. KBW assumed that Prosperity would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Prosperity, KBW applied a range of 12.0x to 16.0x to Prosperity’s estimated 2025 net income. This discounted cash flow analysis resulted in a range of implied values per share of Prosperity common stock of $65.62 per share to $91.86 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of Prosperity or the pro forma combined company.

Legacy Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Legacy to estimate a range for the implied equity value of Legacy, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto. In this analysis, KBW used publicly available consensus “street estimates” for Legacy (as adjusted in 2019 by Legacy management), assumed long-term growth rates for Legacy provided by Prosperity management and estimated cost savings and related expenses and accounting adjustments provided by Prosperity management, and KBW assumed discount rates ranging from 8.75% to 12.75%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Legacy could generate over the period from December 31, 2019 to December 31, 2025 as a standalone company and (ii) the present value of Legacy’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments. KBW assumed that Legacy would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Legacy, KBW applied a range of 9.0x to 13.0x to Legacy’s estimated 2025 net income. This discounted cash flow analysis resulted in a range of implied values per share of Legacy common stock of $41.85 per share to $61.07 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analysis did not purport to be indicative of the actual values or expected values of Legacy.

Miscellaneous. KBW acted as financial advisor to Prosperity in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships of a KBW broker-dealer affiliate with Prosperity and Legacy, and otherwise in the ordinary course of KBW’s and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Prosperity and Legacy. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Prosperity or Legacy for its and their own accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Prosperity common stock. As Prosperity was previously informed by KBW, such positions included an individual position in shares of Prosperity common stock held by a senior member of the KBW advisory team providing services to Prosperity in connection with the proposed merger.

Pursuant to the KBW engagement agreement, Prosperity has agreed to pay KBW a total cash fee of $4,000,000, $100,000 of which became payable upon the execution of KBW’s engagement agreement with Prosperity, $500,000 of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Prosperity also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Prosperity. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Legacy. KBW may in the future provide investment banking and financial advisory services to Prosperity or Legacy and receive compensation for such services.

Certain Prosperity and Legacy Unaudited Prospective Financial Information

Prosperity and Legacy do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. Prosperity and Legacy have included in this joint proxy statement/prospectus certain limited unaudited prospective financial information for Prosperity and Legacy (which we refer to as the “projections”) to give Prosperity shareholders and Legacy stockholders access to certain information provided to Prosperity and Legacy and their boards of directors, respectively, and the parties’ respective financial advisors in connection with the merger.

The projections were not prepared with a view toward public disclosure. As a result, the inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that Prosperity, Legacy or any other recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that they should be construed as financial guidance, and they should not be relied on as such. This information was prepared solely for internal use (other than publicly available consensus Wall Street research estimates, or “street estimates”) and is subjective in many respects. While presented with numeric specificity, the projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Prosperity’s business and Legacy’s business, all of which are difficult to predict and many of which are beyond Prosperity’s and Legacy’s control. In addition, because the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year.

The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Prosperity’s performance, Legacy’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Prosperity’s and Legacy’s respective reports filed with the SEC. For other factors that could cause the actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.

The projections were not prepared with a view toward complying with GAAP, the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. None of Deloitte & Touche LLP, which serves as Prosperity’s current independent registered public accounting firm, Ernst & Young LLP, which serves as Legacy’s current independent registered public accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the reorganization agreement or the possible financial and other effects on Prosperity or Legacy of the merger (other than with respect to certain projections related to the combined company set forth under “—Pro Forma Financial Analysis” below), and do not attempt to predict or suggest future results of the surviving corporation of the merger or give effect to the merger, including the impact of negotiating or executing the reorganization agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Prosperity as a result of the merger, the effect on Prosperity or Legacy of any business or strategic decision or action that has been or will be taken as a result of the reorganization agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the reorganization agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Neither Prosperity nor Legacy can give any assurance that, had the projections been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Further, the projections do not take into account the effect of any possible failure of the merger to occur. None of Prosperity, Legacy, KBW, J.P. Morgan, nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by Prosperity or Legacy that they are viewed by Prosperity or Legacy as material information of Prosperity or Legacy, respectively, particularly in light of the inherent risks and uncertainties associated with such projections. None of Prosperity, KBW, Legacy, J.P. Morgan or their respective representatives has made, makes or is authorized in the future to make any representation to any shareholder of Prosperity or stockholder of Legacy or other person regarding Prosperity’s or Legacy’s ultimate performance compared to the information contained in the projections or that the forecasted results will be achieved. The projections included below are being provided because they were made available to and considered by KBW and J.P. Morgan and Legacy and Prosperity and their respective boards of directors in connection with the merger.

In light of the foregoing, and considering that the Prosperity and Legacy special meetings will be held several months after the projections were prepared, as well as the uncertainties inherent in any forecasted information, Prosperity shareholders and Legacy stockholders are cautioned not to place unwarranted reliance on such information, and Prosperity shareholders and Legacy stockholders are urged to review Prosperity’s most recent SEC filings for a description of Prosperity’s reported financial results and the financial statements of Prosperity included in this joint proxy statement/prospectus and Legacy’s most recent SEC filings for a description of Legacy’s reported financial results and the financial statements of Legacy included in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Certain Projections Regarding Legacy

Legacy management provided Prosperity and J.P. Morgan with Legacy management’s estimates of certain income metrics for Legacy as well as estimated long-term earnings and balance sheet growth rates and certain other assumptions to be used to extrapolate Legacy’s financial results thereafter. Legacy and Prosperity directed J.P. Morgan and KBW, respectively, to use an estimated EPS (prior to anticipated cost savings) for Legacy of $2.97 for full fiscal year 2019, based on publicly available consensus “street estimates” (with net income adjusted downward by Legacy management by $8 million), and $3.48 and $3.44, respectively, for the fiscal year 2020, based on publicly available consensus “street estimates.” Legacy and Prosperity also directed their respective financial advisors to use annual net income growth rate assumptions for Legacy of 7% for fiscal year 2021 (with a downward adjustment to net income for 2021 of $2 million, reflecting the impact of lost interchange income caused by the Durbin Amendment), 7% for fiscal years 2022 and 2023, 5% for fiscal year 2024 and, in the case of Prosperity’s financial advisor, 4% in fiscal year 2025 (in each case, with a downward adjustment to net income of $4 million for 2022 through 2025, reflecting the impact of lost interchange income caused by the Durbin Amendment). In addition, Legacy and Prosperity directed their respective financial advisors to use publicly available consensus “street estimates” of total assets of Legacy as of December 31, 2019 and December 31, 2020 of approximately $9.8 billion and $10.4 billion, respectively. Legacy and Prosperity directed J.P. Morgan and KBW, respectively, to use annual asset growth rate assumptions for Legacy’s total assets of approximately 5% for fiscal years 2021, 2022 and 2023, and 4% and 3%, respectively, for fiscal year 2024.

Certain Projections Regarding Prosperity

Prosperity management provided Legacy and KBW with Prosperity management’s estimates of certain income metrics for Prosperity as well as estimated long-term earnings and balance sheet growth rates and certain other assumptions to be used to extrapolate Prosperity’s financial results thereafter. Prosperity and Legacy directed KBW and J.P. Morgan, respectively, to use publicly available consensus “street estimates” of EPS for Prosperity of $4.81 and $4.80, respectively, for the full fiscal year 2019 and $5.05 for fiscal year 2020, and publicly available consensus “street estimates” of total assets of Prosperity of approximately $22.9 billion as of

December 31, 2019 and approximately $23.8 billion and $23.7 billion, respectively, as of December 31, 2020. Prosperity also provided Legacy and KBW with annual net income growth rate assumptions for Prosperity of 5% for fiscal years 2021, 2022 and 2023, 4% for fiscal year 2024 and 3% for fiscal year 2025, and an annual asset growth rate assumption for Prosperity of approximately 3%. Legacy directed J.P. Morgan to use annual net income growth rate assumptions for Prosperity of 4% for fiscal years 2021, 2022 and 2023 and 3% for fiscal year 2024, and annual asset growth rate assumptions for Prosperity of approximately 3.5% for fiscal years 2021, 2022 and 2023 and 3% for fiscal year 2024.

Pro Forma Financial Analysis Assumptions

Senior management of each of Prosperity and Legacy provided to KBW and J.P. Morgan, respectively, certain assumptions that had been jointly developed by Prosperity and Legacy, with respect to estimated cost savings and expenses expected to result or be derived from the proposed merger. For purposes of the Forecasted Pro Forma Financial Impact Analysis and Legacy Discounted Cash Flow Analysis performed by KBW in connection with KBW’s opinion, senior management of Prosperity provided to KBW certain purchase accounting assumptions with respect to the proposed merger that had been jointly developed by Prosperity and Legacy. Certain of the assumptions used in the foregoing analyses performed by KBW are set forth below.

Purchase Accounting Adjustment Assumptions:

•	Mark of approximately $97 million on Legacy gross loans in excess of the Legacy reserve

Pro Forma Capital Assumptions:

•	Tangible-common-equity-to-tangible-assets ratio of approximately 9.6%

•	Common equity tier 1 ratio of approximately 13.1%

•	Leverage ratio of approximately 9.8%

•	Total risk based capital ratio of approximately 14.1%

Pre-Tax Cost Savings (Synergies) Assumptions:

•	25% of Legacy’s expected noninterest expense for 2020 (50% realized in 2020, 100% thereafter)

Other Assumptions:

•	Includes the full impact of lost interchange revenue caused by the Durbin Amendment

•	Core deposit intangible estimate of 2.00% of all non-time deposits (straight line amortization over 10 years)

•	$60 million of pre-tax merger, integration and restructuring costs

Financial Interests of Directors and Officers of Legacy in the Merger

In considering the recommendation of the Legacy board of directors that Legacy stockholders vote “FOR” the Legacy merger proposal, Legacy stockholders should be aware that Legacy’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Legacy stockholders generally. Legacy’s board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the reorganization agreement, in reaching its decision to approve the reorganization agreement and the transactions contemplated by the reorganization agreement (including the merger), and in recommending to Legacy stockholders that the reorganization agreement be approved. These interests include those described below.

For purposes of this compensation-related disclosure, Legacy’s executive officers are Kevin Hanigan, J. Mays Davenport, Scott A. Almy, Charles D. Eikenberg and Thomas S. Swiley (referred to herein as the “officers”).

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits to officers and non-employee directors described in this section, the following assumptions were used:

•

The effective time of the merger is July 31, 2019, which is the last practicable date prior to the date of this joint proxy statement/prospectus and is the assumed date of the effective time solely for purposes of this merger-related compensation disclosure;

•

The relevant price per share of Prosperity common stock is $63.64, the average closing price per share over the first five business days following the first public announcement of the reorganization agreement;

•

Each officer and non-employee director is terminated by Legacy without “cause” (as defined in the relevant plans and agreements) immediately following the effective time or their respective employment agreements are terminated and liquidated as described below; and

•

Quantification of outstanding options, restricted stock awards and performance share awards granted by Legacy is calculated based on the outstanding Legacy options, restricted stock awards and performance share awards held by each director or officer as of July 31, 2019, which is the last practicable date prior to the date of this joint proxy statement/prospectus, which assumes no additional options, restricted stock awards and performance share awards are granted between the date of this joint proxy statement/prospectus and the effective time.

Treatment of Outstanding Legacy Options

At the effective time, any then-outstanding and unexercised Legacy option, including those granted to officers and non-employee directors, will be treated as described under “The Reorganization Agreement—Treatment of Legacy Options” beginning on page 103 of this joint proxy statement/prospectus. As a result, at the effective time and subject to the terms of the reorganization agreement, these options vest and the holders thereof will be entitled to receive the merger consideration in respect of each vested share of Legacy common stock (rounded down to the nearest whole share) equal to the quotient of (x) the product of (A) the number of shares of Legacy common stock subject to such option multiplied by (B) the excess, if any, of (i) the sum of the per share stock consideration and the per share cash consideration over (ii) the exercise price per share of Legacy common stock under the option, divided by (y) the sum of the per share stock consideration and the per share cash consideration.

Treatment of Outstanding Legacy Restricted Stock Awards and Performance Share Awards

At the effective time, any then-outstanding Legacy restricted stock awards and performance share awards granted by Legacy, including those granted to officers and non-employee directors, will be treated as described under “The Reorganization Agreement—Treatment of Legacy Restricted Stock Awards and Performance Share Awards” beginning on page 103 of this joint proxy statement/prospectus. As a result, at the effective time and subject to the terms of the reorganization agreement, these restricted stock awards and performance share awards will vest and the holders thereof will be entitled to receive the merger consideration in respect of each vested share of Legacy common stock subject to each such restricted stock award or performance share award, as the case may be, less applicable withholding taxes.

For an estimate of the value of the payments and benefits described above that may become payable to each of the named executive officers of Legacy in connection with the merger, please see “—Quantification of Potential Payments to Legacy Named Executive Officers in Connection with the Merger” below. Based on the assumptions described above under “Certain Assumptions,” the estimated aggregate amount that may become payable in connection with the merger to Legacy’s non-employee directors is approximately $3.2 million.

Kevin Hanigan’s Employment Agreement with Prosperity Bank and Change in Control Agreement with Legacy Bank

In connection with the reorganization agreement, Prosperity Bank and Legacy Bank entered into an employment agreement with Mr. Hanigan (the “Hanigan employment agreement”), Legacy’s President and Chief Executive Officer, pursuant to which he will serve as Prosperity Bank’s President effective upon, and subject to the occurrence of, the effective time. It is also expected that Mr. Hanigan will serve as Prosperity’s President and Chief Operating Officer effective upon the effective time.

Under the Hanigan employment agreement, Mr. Hanigan’s compensation will consist of an annual base salary of $970,806, an annual bonus of up to 175% of base salary based on Prosperity’s financial performance and an opportunity to participate in Prosperity’s stock-based incentive compensation programs. At the effective time, Mr. Hanigan will also be granted an award by Prosperity of 20,000 shares of restricted stock to vest three years from the grant date and paid a one-time cash signing bonus of $1,275,000. For a more detailed description of Prosperity’s stock-based incentive compensation programs, please see the Prosperity Annual Proxy Statement filed with the SEC on March 14, 2019, which is incorporated by reference into this joint proxy statement/prospectus.

The Hanigan employment agreement also provides that, within 30 days prior to the effective time, each of Legacy Bank and Mr. Hanigan will take action to terminate and fully liquidate Mr. Hanigan’s existing executive employment agreement with Legacy Bank (the “existing Hanigan employment agreement”), which provides for Mr. Hanigan to receive a lump sum cash payment in the event he terminates his employment for good reason or Legacy Bank terminates his employment for a reason other than cause within six months preceding or 12 months following a change in control of Legacy Bank. In circumstances where the Legacy board of directors determines in good faith that Legacy and Legacy Bank are adequately capitalized, the lump sum cash payment will equal three times his highest annual base salary for the three-year period ending on the date of termination plus an amount equal to three times the greater of the average annual bonus paid for the three fiscal years immediately preceding the date of termination, or the target bonus for the fiscal year in which the date of termination occurs (the “change of control cash payment”). In connection with the termination and full liquidation of the existing Hanigan employment agreement, Legacy Bank is expected to pay Mr. Hanigan the change of control cash payment, reduced as necessary to prevent imposition of the golden parachute tax under Section 4999 of the Code. For a more detailed description of the existing Hanigan employment agreement and the benefits payable thereunder, please see the Legacy Annual Proxy Statement filed with the SEC on April 12, 2019, which is incorporated by reference into this joint proxy statement/prospectus.

The foregoing summary of the Hanigan employment agreement is not complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated by reference into this joint proxy statement/prospectus.

There are no arrangements or understandings between Mr. Hanigan and any other persons pursuant to which he was selected to serve as Prosperity’s President and Chief Operating Officer effective upon the effective time, other than as set forth in the reorganization agreement. There are no family relationships between Mr. Hanigan and any previous or current officers or directors of Prosperity or Prosperity Bank, and there are no related party transactions reportable under Item 404(a) of Regulation S-K.

Other Executive Employment Agreements with Prosperity Bank and Change in Control Agreements with Legacy Bank

Also in connection with the reorganization agreement, Prosperity Bank and Legacy Bank entered into employment agreements with each of J. Mays Davenport (the “Davenport employment agreement”), Legacy’s Executive Vice President and Chief Financial Officer, pursuant to which he will serve as Prosperity Bank’s Senior Executive Vice President & Director of Corporate Strategy, Scott A. Almy (the “Almy employment agreement”), Legacy’s Executive Vice President, Chief Operating Officer, Chief Risk Officer and General Counsel, pursuant to which he will serve as Prosperity Bank’s Executive Vice President, Operations, Charles D. Eikenberg (the “Eikenberg employment agreement”), Legacy’s Executive Vice President, Community Banking, pursuant to which he will serve as Prosperity Bank’s Executive Vice President, Community Banking, and Thomas S. Swiley (the “Swiley employment agreement” and, together with the Davenport employment agreement, the Almy employment agreement and the Eikenberg employment agreement, the “employment agreements”), Legacy’s Executive Vice President and Chief Lending Officer, pursuant to which he will serve as Prosperity Bank’s Executive Vice President, Lending, in each case, upon the effective time. It is expected that Mr. Davenport will also serve as Prosperity’s Executive Vice President & Director of Corporate Strategy.

Under their respective employment agreements, Messrs. Davenport’s, Almy’s, Eikenberg’s and Swiley’s compensation will include annual base salaries of $415,000, $405,000, $381,000 and $381,000, respectively. Mr. Davenport’s compensation will include an annual bonus of up to 100% of base salary based on Prosperity’s financial performance, Mr. Almy will be eligible for an annual bonus of $150,000 and Messrs. Eikenberg and Swiley will be eligible for an annual bonus in accordance with Prosperity Bank’s policies and procedures regarding annual bonuses. After the effective time, each of Messrs. Davenport, Almy, Eikenberg and Swiley will also have an opportunity to participate in Prosperity’s stock-based incentive compensation programs. At the effective time, Mr. Davenport will be granted an award by Prosperity of 10,000 shares of restricted stock and paid a one-time cash signing bonus of $225,000, and Messrs. Almy, Eikenberg and Swiley will be granted an award by Prosperity of 5,000, 3,000 and 3,000 shares of restricted stock, respectively. For a more detailed description of Prosperity’s stock-based incentive compensation programs, please see the Prosperity Annual Proxy Statement filed with the SEC on March 14, 2019, which is incorporated by reference into this joint proxy statement/prospectus.

Each employment agreement also provides that, within 30 days prior to the effective time, each of Legacy Bank and the respective employee will take action to terminate and fully liquidate the respective employee’s existing change in control and severance benefits agreement with Legacy Bank (each, an “existing severance agreement”), which provides for the employee to receive a lump sum cash payment in the event he terminates his employment for good reason or Legacy Bank terminates his employment for a reason other than cause within six months preceding or 12 months following a change in control of Legacy Bank. The lump sum cash payment will equal two times his highest annual base salary for the three-year period ending on the date of termination plus an amount equal to two times the greater of the average annual bonus paid for the three full fiscal years immediately preceding the date of termination, or the target bonus for the fiscal year in which the date of termination occurs (each, a “change of control cash payment”). In connection with the termination and full liquidation of the existing severance agreements, Legacy Bank is expected to pay each of Messrs. Davenport, Almy, Eikenberg and Swiley a change of control cash payment, reduced as necessary to prevent imposition of the golden parachute tax under Section 4999 of the Internal Revenue Code. For a more detailed description of the existing severance agreements and the benefits payable thereunder, please see the Legacy Annual Proxy Statement filed with the SEC on April 12, 2019, which is incorporated by reference into this joint proxy statement/prospectus.

The foregoing summary of the employment agreements is not complete and is qualified in its entirety by reference to the complete text of such agreements, which are included incorporated by reference into this joint proxy statement/prospectus.

There are no arrangements or understandings among any of Messrs. Davenport, Almy, Eikenberg and Swiley and any other persons pursuant to which any of them was selected to serve as an executive officer of Prosperity effective upon the effective time, other than as set forth in the reorganization agreement. There are no family relationships among any of Messrs. Davenport, Almy, Eikenberg and Swiley and any previous or current officers or directors of Prosperity or Prosperity Bank, and there are no related party transactions reportable under Item 404(a) of Regulation S-K.

For the quantification of each named executive officer’s severance benefits in connection with the merger, see “—Quantification of Potential Payments to Legacy Named Executive Officers in Connection with the Merger” below.

Continuing Board Service

Effective immediately after the effective time, Prosperity will appoint Kevin Hanigan, Legacy’s current President and Chief Executive Officer, George Fisk, Legacy’s current vice chairman and Bruce Hunt, a current Legacy board member to the Prosperity board of directors, each for a term expiring at the next annual meeting of the shareholders of Prosperity following the effective time, and in the case of each of Mr. Fisk and Mr. Hunt, subject to his qualifying as an independent director. Prosperity will nominate, and recommend that the Prosperity shareholders elect, Messrs. Hanigan, Fisk and Hunt to the Prosperity board of directors at the first annual meeting of the shareholders of Prosperity following the effective time subject, in the case of each of Mr. Fisk and Mr. Hunt, to his qualifying as an independent director. Also effective immediately after the effective time, Prosperity will appoint J. Mays Davenport, Legacy’s current Executive Vice President and Chief Financial Officer, to the board of directors of Prosperity Bank.

Director and Officer Indemnification

Directors and officers of Legacy have rights to indemnification that will survive completion of the merger. Further, contemporaneously with the closing, Legacy will purchase an extended reporting period for six years under Legacy’s existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the effective time of the merger, on terms approved by Prosperity and subject to certain cost limitations.

Other Matters

Under the Hanigan employment agreement, the other employment agreements and the existing change in control agreements, if an officer’s merger-related payments and benefits are subject to the 20% excise tax under Section 4999 of the Code, then the officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply. Ultimately, the payments made to the officer will be determined by whichever approach yields the best after-tax outcome for the officer.

Agreements with Prosperity

Messrs. Hanigan, Davenport, Almy, Eikenberg and Swiley, who have already entered into employment agreements as described above, are the only executive officers of Legacy. As of the date of this joint proxy statement/prospectus, except as described herein, none of Messrs. Hanigan, Davenport, Almy, Eikenberg and Swiley have finalized or entered into any further agreements, arrangements or understandings with Prosperity or its affiliates regarding their employment with Prosperity or its affiliates following the effective time. In connection with the reorganization agreement, Prosperity Bank and Legacy Bank also entered into employment agreements with Aaron Shelby and certain other non-executive officers of Legacy, pursuant to which they will be employed by Prosperity Bank effective upon, and subject to the occurrence of, the effective time.

Quantification of Potential Payments to Legacy Named Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of Legacy’s five named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the merger and that will or may become payable to the named executive officer either immediately at completion of the merger or on a qualifying termination of employment following the merger.

Legacy stockholders are being asked to approve, on an advisory (non-binding) basis, the compensation for these named executive officers specified in the table below (see “Legacy Compensation Proposal” beginning on page 128 of this joint proxy statement/prospectus). Because the vote to approve such compensation is advisory only, it will not be binding on either Legacy or Independent. Accordingly, if the reorganization agreement is approved and adopted by Legacy’s stockholders and the merger is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described below and above under “Financial Interests of Directors and Officers of Legacy in the Merger” beginning on page 93 of this joint proxy statement/prospectus.

As described under the caption “—Financial Interests of Directors and Officers of Legacy in the Merger” above, Prosperity and Prosperity Bank have entered into new employment arrangements with Mr. Hanigan and the other executive officers named therein that would become effective upon the closing of the merger. The merger-related compensation described below for Legacy’s named executive officers, including Mr. Hanigan, is based on the named executive officers’ existing employment arrangements with Legacy. Except with respect to signing bonuses payable to Messrs. Hanigan and Davenport in connection with the closing of the merger, it does not include amounts payable to Mr. Hanigan or the other named executive officers under their new employment arrangements with Prosperity and Prosperity Bank following the closing of the merger. For additional details regarding the terms of the payments described below, as well as the new employment arrangements among Prosperity, Prosperity Bank and Mr. Hanigan and the other named executive officers, see the discussion under the caption “—Financial Interests of Directors and Officers of Legacy in the Merger” above.

The amounts indicated below are based on multiple assumptions that may not actually occur, including the assumptions described above under “—Financial Interests of Directors and Officers of Legacy in the Merger—Certain Assumptions” and elsewhere in this joint proxy statement/prospectus. Certain information is not currently available and thus is not included in the table below, such as the assumed completion date of the merger, and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash		Equity(4)	Pension / NQDC(5)	Perquisites/ Benefits(6)	Tax Reimbursement	Total
Kevin J. Hanigan	$5,151,581	(1)	$3,956,755	$245,473	$59,978	$0	$9,413,787
J. Mays Davenport	1,419,364	(2)	613,551	220,454	84,978	0	2,338,347
Scott A. Almy	1,381,874	(3)	1,561,135	166,849	84,537	0	3,194,395
Charles D. Eikenberg	1,318,378	(3)	1,081,062	205,201	65,009	0	2,669,650
Thomas S. Swiley	1,318,378	(3)	1,556,788	167,169	27,459	0	3,069,794

(1)

Represents a lump sum payment to Mr. Hanigan equal to the sum of (a) 36 months of annual base salary (estimated to be $2,433,000), (b) three times the average annual cash incentive paid to him for the three fiscal years immediately preceding the date of termination (estimated to be $2,236,778), (c) a $1,275,000 signing bonus payable under his new employment agreement, (d) a bonus for the 2019 calendar year consistent with Legacy Bank’s bonus program in effect as of the date of the reorganization agreement and Legacy Bank’s past practice (estimated to be $482,072), and (e) a reduction of $1,275,269, which is a preliminary estimate of the cutback required pursuant to Section 280G of the Internal Revenue Code.

(2)

Represents a lump sum payment to Mr. Davenport equal to the sum of (a) 24 months of average annual base salary for the three year period ending on the date of termination (estimated to be $784,167), (b) two times the average annual cash incentive paid to him for the three fiscal years immediately preceding the date of termination (estimated to be $480,764), (c) a $225,000 signing bonus payable under his new employment agreement, (d) a bonus for the 2019 calendar year consistent with Legacy Bank’s bonus program in effect as of the date of the reorganization agreement and Legacy Bank’s past practice, and (e) a reduction of $224,744, which is preliminary estimate of the cutback required pursuant to Section 280G of the Internal Revenue Code.

(3)

With respect to Messrs. Almy, Eikenberg and Swiley, represents a lump sum payment equal to (a) 24 months of the executive’s average annual base salary for the three year period ending on the date of termination (estimated to be $763,967, $727,667 and $727,667, respectively), (b) two times the average annual cash incentive paid to the executive for the three fiscal years immediately preceding the date of termination (estimated to be $467,445, $449,167 and $449,167, respectively), and (c) a bonus for the 2019 calendar year consistent with Legacy Bank’s bonus program in effect as of the date of the reorganization agreement and Legacy Bank’s past practice (estimated to be $150,462, $141,545 and $141,545, respectively).

(4)

Represents the value of unvested options, restricted stock awards and performance share awards. Please see “Treatment of Outstanding Legacy Options” and “Treatment of Outstanding Legacy Restricted Stock Awards and Performance Share Awards” on page 93.

(5)

Represents the estimated value of future allocations of shares under Legacy’s 401(k) Employee Stock Ownership Plan which allocations will be accelerated in connection with the merger, as well as an immaterial amount related to non-qualified deferred compensation for Messrs. Hanigan and Davenport. These amounts are estimates and the exact amounts will not be known until the issuance of a determination letter by the Internal Revenue Service following the effective time.

(6)

Amount represents the estimated cost of outplacement services and the hospitalization, medical, dental, prescription drug and other health benefits required to be provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time, that will be provided to the named executive officer for up to 24 months of hospitalization, medical, dental, prescription drug and other health benefits.

The Prosperity Board of Directors After the Merger

Effective immediately after the effective time, Prosperity will appoint Kevin Hanigan, Legacy’s current President and Chief Executive Officer, George Fisk, Legacy’s current vice chairman and Bruce Hunt, a current Legacy board member, to the Prosperity board of directors, each for a term expiring at the next annual meeting of the shareholders of Prosperity following the effective time, and in the case of each of Mr. Fisk and Mr. Hunt, subject to his qualifying as an independent director. Prosperity will nominate, and recommend that the Prosperity shareholders elect, Messrs. Hanigan, Fisk and Hunt to the Prosperity board of directors at the first annual meeting of the shareholders of Prosperity following the effective time subject, in the case of each of Mr. Fisk and Mr. Hunt, to his qualifying as an independent director. Also effective immediately after the effective time, Prosperity will appoint J. Mays Davenport, Legacy’s current Executive Vice President and Chief Financial Officer, to the board of directors of Prosperity Bank.

Prosperity’s Dividend Policy

Prosperity is regarded as a legal entity separate and distinct from Prosperity Bank. The principal source of Prosperity’s revenues is dividends received from Prosperity Bank. Federal and state law places limitations on the amount that state banks may pay in dividends, which Prosperity Bank must adhere to when paying dividends to Prosperity.

As approved by Prosperity’s board of directors, Prosperity declared and paid a $0.34 per share dividend to holders of Prosperity common stock for the first three fiscal quarters of 2017 and a $0.36 per share dividend for the fourth fiscal quarter of 2017 and the first three fiscal quarters of 2018. Prosperity declared and paid a $0.41 per share dividend for the last fiscal quarter of 2018 and the first two fiscal quarters of 2019. On July 16, 2019, Prosperity declared a $0.41 per share dividend for the third fiscal quarter of 2019 with a record date of September 16, 2019.

Prosperity intends to continue to pay regular quarterly cash dividends on its common stock in the fourth fiscal quarter of 2019 and following the merger, when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions. Except as described herein, no dividends payable in the future have been declared by Prosperity’s board of directors.

Prosperity’s dividend policy may change with respect to the payment of dividends as a return on investment, and Prosperity’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Prosperity’s shareholders. There can be no assurance that Prosperity will continue to pay dividends in the future. Future dividends on Prosperity common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Prosperity’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity. For further information, see “Certain Financial Information Regarding Prosperity and Legacy—Comparative Historical and Unaudited Pro Forma Per Share Financial Data.”

Public Trading Markets

Prosperity shares are listed for trading on the NYSE under the symbol “PB” and Legacy common stock is listed for trading on the NASDAQ under the symbol “LTXB.” Upon completion of the merger, Legacy common stock will no longer be listed for trading.

Under the reorganization agreement, Prosperity has agreed to file all documents required to be filed to have the shares of Prosperity common stock to be issued in the merger approved for listing on the NYSE prior to closing and to use its commercially reasonable efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been approved for listing on the NYSE and such approval having not been withdrawn or revoked.

Dissenters’ Rights

Under the MGCL, holders of Legacy common stock are not entitled to dissenters’ or appraisal rights in connection with the merger. Under the TBOC, the holders of shares of Prosperity common stock are not entitled to dissenters’ or appraisal rights in connection with the merger or the share issuance in connection with the merger.

Regulatory Approvals Required for the Merger

The merger must be approved by the Federal Reserve, unless such approval is waived by the Federal Reserve. On July 26, 2019, Prosperity filed the required documentation with the Federal Reserve Bank of Dallas to request a waiver of its approval, which was granted on August 13, 2019.

The merger of Legacy Bank with and into Prosperity Bank requires the approval of the FDIC and the TDB. On July 15, 2019, Prosperity Bank and Legacy Bank filed the required applications with the FDIC and TDB. Although neither Prosperity nor Legacy knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Prosperity nor Legacy cannot be certain when or if they will be obtained.

The U.S. Department of Justice has between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While Prosperity and Legacy do not know of any reason that the U.S. Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

You should note that the approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders or stockholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Prosperity and Legacy believe that the proposed merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals, although we cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them.

Prosperity and Legacy are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger.

Litigation Related to the Merger

On August 26, 2019, a purported Legacy stockholder filed a lawsuit against Legacy and each member of the Legacy board of directors in the U.S. District Court for the District of Maryland captioned Shiva Stein v. LegacyTexas Financial Group, Inc., et al., 1:19-cv-02460-JKB (the “Stein Action”). On September 4, 2019, a purported Legacy stockholder filed a putative class action lawsuit against Legacy, Prosperity and each member of the Legacy board of directors in the U.S. District Court for the District of Maryland captioned Paul Parshall et al. v. LegacyTexas Financial Group, Inc. et al., 1:19-cv-02549-ELH (the “Parshall Action”). Also on September 4, 2019, a purported Legacy stockholder filed a putative class action lawsuit against Legacy and each member of the Legacy board of directors in the U.S. District Court for the Eastern District of Texas captioned Richard Tijerina et al. v. LegacyTexas Financial Group, Inc. et al., 4:19-cv-00640 (together with the Stein Action and the Parshall Action, the “Actions”). Each of the Actions alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder based on various alleged misstatements or omissions of material information relating to the merger in the registration statement, of which this joint proxy statement/prospectus forms a part. Among other relief, the Actions generally seek an injunction against consummation of the merger, rescission or rescissory damages in the event that the merger is consummated, attorneys’ and experts’ fees, and a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The defendants believe that the Actions are without merit.

THE REORGANIZATION AGREEMENT

The following information describes the material aspects of the merger. A copy of the reorganization agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the material aspects of the merger appearing below is qualified in its entirety by the terms of the reorganization agreement. You are urged to read each of the Appendices to this joint proxy statement/prospectus in its entirety.

Explanatory Note Regarding the Reorganization Agreement

The reorganization agreement and this summary of terms are included to provide you with information regarding the terms of the reorganization agreement. Factual disclosures about Prosperity and Legacy contained in this joint proxy statement/prospectus or in the public reports of Prosperity or Legacy filed with the SEC may supplement, update or modify the factual disclosures about Prosperity and Legacy contained in the reorganization agreement. The reorganization agreement contains representations and warranties by Prosperity, on the one hand, and by Legacy, on the other hand. The representations, warranties and covenants made in the reorganization agreement by Prosperity and Legacy were qualified and subject to important limitations agreed to by Prosperity and Legacy in connection with negotiating the terms of the reorganization agreement. In particular, in your review of the representations and warranties contained in the reorganization agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the reorganization agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the reorganization agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Prosperity and Legacy each delivered in connection with the reorganization agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the reorganization agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Prosperity or Legacy or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.” Prosperity and Legacy will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the reorganization agreement and will update such disclosure as required by federal securities laws.

Structure of the Merger

Each of the Prosperity board of directors and the Legacy board of directors has approved the reorganization agreement. The reorganization agreement provides for the merger of Legacy with and into Prosperity, with Prosperity continuing as the surviving entity in the merger. Immediately following the merger, Legacy Bank, a wholly owned bank subsidiary of Legacy, will merge with and into Prosperity’s wholly owned bank subsidiary, Prosperity Bank, with Prosperity Bank continuing as the surviving bank.

Merger Consideration

At the effective time of the merger, each share of Legacy common stock (except for certain specified shares of Legacy common stock owned directly by Prosperity or Legacy, including shares of Legacy common stock held in the treasury of Legacy (other than shares of Legacy common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or that are held directly or indirectly by Prosperity or Legacy in respect of a debt previously contracted) (we refer to such shares as “cancelled shares”)) will be converted into the right to receive (i) 0.5280 (which we refer to as the “exchange ratio”) shares of Prosperity common stock (subject to customary anti-dilution adjustments in limited circumstances pursuant to the reorganization agreement), without interest and with cash paid in lieu of fractional shares as discussed below under “—Cash in Lieu of Fractional Shares” (which we refer to as the “per share stock consideration”) and (ii) $6.28 in cash, without interest (which we refer to as the “per share cash consideration”) (we refer to the consideration described in the foregoing clauses (i) and (ii) collectively as the “merger consideration”).

As a result of the foregoing, based on the number of shares of Prosperity common stock and shares of Legacy common stock outstanding as of September 16, 2019, the record date for the Prosperity special meeting and the Legacy special meeting, we expect that holders of Legacy common stock, performance share awards and options as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 27.7% of the issued and outstanding shares of Prosperity common stock immediately following the closing of the merger (without giving effect to any shares of Prosperity common stock held by Legacy stockholders prior to the merger).

The implied value of the merger consideration will fluctuate as the market price of Prosperity common stock fluctuates before the completion of the merger. This price will not be known at the time of the Legacy special meeting and may be more or less than the current price of Prosperity common stock or the price of Prosperity common stock at the time of the Legacy special meeting.

Set forth below is a table showing the hypothetical implied value of the merger consideration based on a range of market prices for Prosperity common stock. The hypothetical implied value of the merger consideration set forth in the table below includes both the per share stock consideration and the per share cash consideration. Unlike the value of the per share stock consideration, the value of the per share cash consideration is fixed (at $6.28 per share of Legacy common stock) and will not fluctuate based on the market price of Prosperity common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

Hypothetical Prosperity Common Stock Closing Prices		Fraction of Prosperity Share to be Exchanged for each Legacy Share	Hypothetical Implied Value(3)
$50.00		0.5280	$32.68
55.00		0.5280	35.32
60.00		0.5280	37.96
65.00		0.5280	40.60
67.24	(1)	0.5280	41.78
70.00		0.5280	43.24
75.00		0.5280	45.88
80.00		0.5280	48.52
71.04	(2)	0.5280	43.79

(1)	Based on the closing price for Prosperity common stock on June 14, 2019, the last trading day before the first public announcement of the reorganization agreement.
(2)	Based on the closing price for Prosperity common stock on September 13, 2019, the last practicable date before the date of this joint proxy statement/prospectus.
(3)	Includes the per share cash consideration of $6.28 per share of Legacy common stock.

The examples above are illustrative only. The value of the merger consideration that a Legacy stockholder actually receives will be based on the actual closing price on the NYSE of Prosperity common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Legacy common stock at closing may not be shown in the above table.

Cash in Lieu of Fractional Shares

No fractional shares of Prosperity common stock will be issued in the merger. In lieu of the issuance of any such fractional shares, Prosperity will pay to each former holder of Legacy shares otherwise entitled to receive such fractional shares an amount of cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing-sale price per Prosperity share on the NYSE for the five full trading days ending on the trading day preceding the closing date, as reported by The Wall Street Journal, by (ii) the fraction (rounded to the nearest thousandths when expressed in decimal form) of a Prosperity share such holder would otherwise be entitled to receive pursuant to the reorganization agreement.

Treatment of Legacy Options

At the effective time, subject to the terms and conditions of the reorganization agreement, each outstanding and unexercised option granted by Legacy to purchase shares of Legacy common stock under the Legacy equity compensation plans will fully vest and be cancelled and converted into the right to receive the merger consideration with respect to a number of shares of Legacy common stock (rounded down to the nearest whole share) equal to the quotient of (x) the product of (A) the number of shares of Legacy common stock subject to such option multiplied by (B) the excess, if any, of (i) the sum of the per share stock consideration and the per share cash consideration over (ii) the exercise price per share of Legacy common stock under the option, divided by (y) the sum of the per share stock consideration and the per share cash consideration.

Treatment of Legacy Restricted Stock Awards and Performance Share Awards

At the effective time, subject to the terms and conditions of the reorganization agreement, each Legacy restricted stock award and performance share award will vest and be converted into the right to receive the merger consideration with respect to the number of shares of Legacy common stock subject to such restricted stock award or performance share award (which for any such awards subject to the satisfaction of performance criteria shall be calculated assuming satisfaction of such criteria at target performance levels).

Treatment of Shares of Prosperity Common Stock

Each Prosperity share outstanding immediately prior to the effective time will, on and after the effective time, remain issued and outstanding as one share of common stock of Prosperity as the surviving corporation in the merger.

Exchange Procedures

If you are a holder of Legacy common stock, as soon as practicable after the effective time, but in no event more than ten days after the effective time, Prosperity will use commercially reasonable efforts to cause Computershare Investor Services, Inc. or another bank or trust company (which we refer to as the “exchange agent”) to mail to each record holder of an outstanding certificate or certificates representing shares of Legacy common stock (which is deemed to include reference to book-entry accounts relating to the ownership of shares of Legacy common stock), a form of letter of transmittal and instructions to you for use in surrendering your Legacy certificates.

When you properly surrender your Legacy certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, the exchange agent will promptly cancel the surrendered stock certificates and deliver to you a notice specifying, among other things, the number of shares of Prosperity common stock, which will be solely in uncertificated book-entry form credited to the account of the holder of record as established in the Direct Registration System, and cash for fractional shares, if any, to which you are entitled under the reorganization agreement. No Prosperity stock certificates will be issued with respect to the Prosperity common stock to be issued under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions, which will be mailed as soon as practicable after the effective time.

Until surrendered as described above, each Legacy certificate (other than Legacy certificates representing cancelled shares) will, from and after the effective time, represent for all purposes only the right to receive the merger consideration without any interest thereon.

With respect to any Legacy certificate that has been lost, stolen or destroyed, upon making of an affidavit of that fact by the person claiming such Legacy certificate to be lost, stolen or destroyed, and, if required by Prosperity or the exchange agent, the posting by such person of a bond as indemnity against any claim that may be made with respect to such Legacy certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed Legacy certificate the merger consideration deliverable in respect thereof.

After the effective time, Legacy’s transfer books will be closed and there will be no transfers of the shares of Legacy common stock outstanding immediately prior to the effective time.

Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the reorganization agreement are either satisfied or waived. Please see “—Conditions to Completion of the Merger.”

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of Texas and the certificate of merger to be filed with the Secretary of State of Maryland, which, unless otherwise agreed by Prosperity and Legacy, is expected to be 12:01 a.m. on the first day of the calendar month immediately following the calendar month in which all conditions are satisfied or (subject to applicable law) waived (other than conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) or, if the foregoing occurs during the month of December 2019, 11:59 p.m. on December 31, 2019. It is anticipated that the bank merger will be effective immediately thereafter. If the stockholders of Legacy and shareholders of Prosperity approve the reorganization agreement at their respective special meetings, it is currently anticipated that the completion of the merger will occur in the fourth quarter of 2019, but completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger.

Prosperity and Legacy cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied. If the merger is not completed on or before June 16, 2020, either Prosperity or Legacy may terminate the reorganization agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the reorganization agreement to comply with certain provisions of the reorganization agreement. See “—Termination of the Reorganization Agreement” below.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Prosperity and Legacy to complete the merger that must be satisfied as of the closing date, including, but not limited to, the following:

•

the accuracy of the representations and warranties of each other party in the reorganization agreement as of the date of the reorganization agreement and as of the closing date as though made at and as of the closing date, subject to the materiality standards and other limitations provided in the reorganization agreement;

•

performance or compliance with, in all material respects, all agreements, terms, covenants and obligations required to be performed or complied with by the other party at or prior to the effective time;

•	receipt of all documents required to be delivered pursuant to the reorganization agreement in form and substance reasonably satisfactory to the other party;

•

all regulatory approvals required to consummate the transactions contemplated by the reorganization agreement, including the merger and the bank merger, will have been obtained and remain in full force and effect, or in the case of waiting periods, will have expired or been terminated, and no such regulatory approval may contain or have resulted in, or would reasonably be expected to result in, the imposition of any requirement to take any action, or commitment to take any action, or any condition or restriction, involving Prosperity, Legacy or any of their respective subsidiaries in connection with obtaining any permits, consents, approvals or authorizations that would reasonably be expected to be materially burdensome on Prosperity, Legacy, the surviving corporation, Prosperity Bank or Legacy Bank or require a material modification of, or imposition of any material limitation or restriction on, the activities, governance, legal structure, capital structure, compensation or fee arrangements of Prosperity, Legacy, the surviving corporation, Prosperity Bank or Legacy Bank;

•

absence of an order, injunction, decree or judgment issued by any court or governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or the other transactions contemplated by the reorganization agreement and no law having been enacted, entered, promulgated or enforced by any governmental authority that prohibits or makes illegal the consummation of the merger, the bank merger or the other transactions contemplated by the reorganization agreement;

•	absence of a material adverse change with respect to either party since the date of the reorganization agreement;

•	receipt of each of the requisite Legacy stockholder approval and the requisite Prosperity shareholder approval;

•

effectiveness of the registration statement, of which this joint proxy statement/prospectus constitutes a part, under the Securities Act and the absence of a stop order suspending such effectiveness, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness having been initiated, continuing, or threatened that remains unresolved; and

•	approval for listing of the shares of Prosperity common stock to be issued in the merger by the NYSE and such approval having not been withdrawn or revoked.

In addition to the conditions listed above, Legacy’s obligation to complete the merger is subject to the satisfaction of the following condition:

•	the employment agreements with Kevin J. Hanigan and Mays Davenport have not been terminated by Prosperity and remain in full force and effect; and

•

receipt of an opinion (reasonably acceptable in form and substance to Legacy) from Shapiro Bieging Barber Otteson LLP, dated as of the closing date, to the effect that for federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition to the conditions listed above, Prosperity’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•

a material number of employment agreements with certain Legacy and Legacy Bank personnel and director support agreements with certain non-employee directors of Legacy and Legacy Bank have not been terminated and remain in full force and effect;

•	the Legacy Nonqualified Deferred Compensation Plan has been terminated and liquidated; and

•

receipt of an opinion (reasonably acceptable in form and substance to Prosperity) from Bracewell LLP, dated as of the closing date, to the effect that for federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Any condition to the completion of the merger may, to the extent permitted by law, be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Conduct of Business Pending Effective Time

Except as otherwise expressly permitted or required by the reorganization agreement or as required by applicable law, subject to certain specified exceptions, during the pendency of the reorganization agreement, Legacy has agreed to and has agreed to cause each of the Legacy subsidiaries to:

•	maintain its corporate existence in good standing;

•	use commercially reasonable efforts to maintain the general character of its business and conduct its business in its ordinary and usual manner consistent with past practices;

•	extend credit only in material compliance with lending policies and practices existing on the date of the reorganization agreement;

•

use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•

maintain all offices, machinery, equipment, materials, supplies, inventories and properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

•

timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

•

continue to identify, monitor, classify and treat all assets in substantially the same manner as it has in the past and in accordance with applicable law and its policies, procedures and practices existing on the date of the reorganization agreement;

•	account for all transactions in accordance with GAAP;

•

perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as it may in good faith reasonably dispute;

•

maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

•	timely file all reports required to be filed with governmental authorities which shall conform, in all material respects, to applicable law.

Except as otherwise expressly permitted or required by the reorganization agreement or as required by applicable law, subject to certain specified exceptions, during the pendency of the reorganization agreement, without the prior written consent of Prosperity, which consent shall not be unreasonably withheld or delayed, Legacy will not, and Legacy will cause each of the Legacy subsidiaries not to:

•	introduce any new material method of management or operation;

•

intentionally take any action that would reasonably be anticipated to result in a material adverse change or prevent or materially delay the ability of the parties to consummate the transactions contemplated by the reorganization agreement;

•	take or fail to take any action that would reasonably be expected to cause Legacy’s representations and warranties to be inaccurate in any material respect at closing;

•

declare, set aside, set a record date for or pay any dividend or other distribution with respect to its capital stock or other equity securities, other than (i) the payment of dividends from Legacy Bank to Legacy (or from another direct or indirect wholly-owned subsidiary of Legacy to Legacy or another direct or indirect wholly-owned subsidiary of Legacy), (ii) the payment of regular quarterly dividends by Legacy to the Legacy stockholders at a rate not in excess of $0.25 per share of Legacy common stock per quarter and (iii) the payment of dividends required in order to satisfy the obligations associated with its outstanding trust preferred securities and subordinated debt obligations as of the date of the reorganization agreement;

•

enter into, alter, amend, renew, terminate or extend certain material contracts, except for loans and extensions of credit in the ordinary course of business, and normal renewals in the ordinary course of business consistent with past practices;

•

mortgage, pledge or subject to lien, other than certain permitted encumbrances, any of its properties, business or assets, tangible or intangible, except in the ordinary course of business and consistent with past practices;

•

cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount, scope and insurer) to that in effect as of the date of the reorganization agreement;

•

incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt, Federal Home Loan Bank borrowings with maturities of six months or less, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, in each case in the ordinary course of business;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

•

issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its or its subsidiaries’ capital stock or other securities or subscriptions, options, warrants, equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Legacy or any of its subsidiaries), restricted stock, restricted stock units, stock appreciation rights, convertible securities, calls, rights or commitments of any kind relating to the issuance thereto;

•	amend or otherwise change its articles of incorporation, articles of association or bylaws or similar governing documents;

•

sell, transfer, lease to others or otherwise dispose of any material amount of its assets or properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices;

•	merge or consolidate with any other person or restructure, reorganize or completely or partially liquidate or dissolve;

•

except with respect to the collection of checks and other negotiable instruments or otherwise in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

•

sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with past practices, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•

except as required under applicable law or the terms of any employee plan in effect as of the date of the reorganization agreement, (i) increase or agree to increase the compensation or benefits of or payable to any current or former employee, officer, director or independent contractor of Legacy or any Legacy subsidiary, other than to hire or promote any employee, or engage any independent contractor, of Legacy or any of its subsidiaries who has (or, with respect to hiring, engaging or promoting, will have) an annual target compensation opportunity of $100,000 or more, (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any additional bonus or extra compensation, (iii) pay, agree to, or orally promise to pay, conditionally or otherwise, any pension, severance or vacation pay or auto allowances, club dues or other fringe benefits, to or for the benefit of any of its stockholders, directors, officers or employees, except for such payments made in the ordinary course of business consistent with past practices, (iv) enter into any employment, change of control, termination, severance, retention or consulting agreement (other than as contemplated by the reorganization agreement) or other agreement with any director, officer or employee or establish, adopt, enter into or amend any employee plan or arrangement that would be an employee plan if in effect on the date of the reorganization agreement, (v) enter into any change of control, termination, severance retention or similar agreement with an independent contractor, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (vii) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other compensation or benefits under any employee plan;

•	engage in any transaction with any affiliate, except in the ordinary course of business consistent with past practices;

•

acquire any capital stock or other equity securities or acquire any equity or ownership interest in or material assets or businesses of any person, including any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•	permit any damage, destruction or loss which, in any case or in the aggregate, would reasonably be expected to result in a material adverse change;

•

dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or proprietary right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

•

make any capital expenditures, capital additions or improvements in amounts in excess of $250,000 individually or $500,000 in the aggregate, except in the ordinary course of business consistent with past practices;

•

(i) hire or promote any employee, or engage any independent contractor, of Legacy or any of its subsidiaries who has (or, with respect to hiring, engaging or promoting, will have) an annual target compensation opportunity of $100,000 or more, or (ii) terminate the employment of any employee, or service of any independent contractor, of Legacy or any of its subsidiaries whose annual target compensation opportunity is $150,000 or more (other than a termination of employment or service for cause in the ordinary course of business consistent with past practices);

•

make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by GAAP, including making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Legacy;

•

change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing, hedging and other material banking and operating policies or practices;

•

enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law or policies imposed by any governmental authority;

•

except pursuant to existing commitments entered into prior to the date of the reorganization agreement, make or acquire, renew or extend any loans that, (i) with respect to loans to existing customers, increase the aggregate outstanding commitments to any such existing customer by more than $5,000,000, or (ii) with respect to loans to new customers, result in an aggregate commitment to any such new customer in excess of $10,000,000, in each case, without first notifying and, if requested by Prosperity within one business day of receipt of such notice, consulting with Prosperity;

•

renew, extend the maturity of, or alter any of the material terms of any loan classified as “substandard” or “doubtful,” except extensions or alterations in the ordinary course of business consistent with past practices;

•

sell investment securities or purchase investment securities, in each case other than U.S. treasuries, U.S. government bonds and U.S. government agency securities with an average duration of seven years or less;

•	redeem, purchase or otherwise acquire, directly or indirectly, or adjust, split, combine or reclassify, any of its capital stock or other securities;

•

settle any litigation, claim, action or proceeding other than settlements in the ordinary course of business consistent with past practices involving solely money damages not in excess of $250,000 individually or $500,000 in the aggregate that does not involve or create an adverse precedent and that would not impose any material restriction on the business of either party (including the surviving corporation) or its subsidiaries;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•

make, change or revoke any material tax election, file any material amended tax return, enter into a closing agreement with respect to taxes, settle or compromise any material tax claim or other assessment, extend or waive any statute of limitations for any tax, or change its method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign law);

•	enter into a collective bargaining or other agreement with a union or labor organization; or

•	agree to, or make any commitment to, take or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing actions.

During the pendency of the reorganization agreement, except as expressly required by the reorganization agreement or as required by law, Prosperity will, and will cause its subsidiaries to, conduct its and their businesses in the ordinary course consistent with past practices and use commercially reasonable efforts to maintain and preserve intact their business organizations, employees and business relationships.

Except as otherwise expressly permitted or required by the reorganization agreement or as required by applicable law, subject to certain specified exceptions, during the pendency of the reorganization agreement, without the prior written consent of Legacy, which consent shall not be unreasonably withheld or delayed, Prosperity will not, and Prosperity will cause its subsidiaries not to:

•

intentionally take any action that would reasonably be anticipated to result in a material adverse change or prevent or materially delay the ability of the parties to consummate the transactions contemplated by the reorganization agreement;

•

amend or otherwise change Prosperity’s articles of incorporation or bylaws in a manner that would adversely affect the holders of shares of Legacy common stock relative to the holders of shares of Prosperity common stock;

•	take or fail to take any action that would reasonably be expected to cause Prosperity’s representations and warranties to be inaccurate in any material respect at closing;

•

declare, set aside, set a record date for or pay any extraordinary dividend or other extraordinary distribution with respect to the shares of Prosperity common stock that has a record date prior to the effective time;

•

incur any indebtedness that would reasonably be expected to prevent Prosperity, as the surviving corporation, or its subsidiaries from assuming Legacy’s or its subsidiaries’ outstanding indebtedness pursuant to the merger or the bank merger, or as required by the reorganization agreement;

•

merge or consolidate with any other person or restructure, reorganize or completely or partially liquidate or dissolve, in each case if such transaction would reasonably be expected to prevent or materially delay the ability of the parties to consummate the transactions contemplated by the reorganization agreement;

•

acquire any capital stock or other equity securities or acquire any equity or ownership interest in or material assets or businesses of any person, including any bank, corporation, partnership or other entity, in each case if such transaction would reasonably be expected to prevent or materially delay the ability of the parties to consummate the transactions contemplated by the reorganization agreement; or

•	agree to, or make any commitment to, take or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing actions.

Legacy Stockholder Meeting and Recommendation of the Legacy Board of Directors

Legacy has agreed to duly call, give notice of, and cause to be held, a meeting of Legacy’s stockholders and direct that the reorganization agreement and the transactions contemplated thereby be submitted to a vote at the Legacy special meeting, specifically presenting for the consideration of the Legacy stockholders a proposal to approve the merger pursuant to the terms of the reorganization agreement.

The Legacy board of directors will (i) cause proper notice of the Legacy special meeting to be given to the Legacy stockholders in compliance with applicable law and regulations, (ii) cause to be delivered to the Legacy stockholders the joint proxy statement/prospectus, and (iii) recommend by the unanimous affirmative vote of the Legacy board of directors a vote in favor of approval of the proposals (which we refer to as the “Legacy board recommendation”) and use reasonable best efforts to obtain the requisite Legacy stockholder approval, and will prepare and deliver (at its expense) the joint proxy statement/prospectus to its stockholders as promptly as practicable after the date that the joint proxy statement/prospectus is declared effective and a final prospectus and proxy statement is on file with the SEC before such mailing, and hold the Legacy special meeting as promptly as practicable thereafter and in any event on or before the 60th day after the date that the joint proxy statement/prospectus is declared effective.

Subject to certain exceptions discussed in “—Change in Legacy Recommendation,” neither Legacy nor the Legacy board of directors nor any committee thereof will (i) withhold, withdraw or modify in any manner adverse to Prosperity or propose publicly to withhold, withdraw or modify in any manner adverse to Prosperity, the Legacy board recommendation or approval, recommendation or declaration of advisability by Legacy, the Legacy board of directors or any such committee thereof with respect to the reorganization agreement or the transactions contemplated thereby, (ii) approve or recommend to its stockholders, or resolve to or publicly propose or announce its intention to approve or recommend to its stockholders, an acquisition proposal or (iii) fail to publicly, finally and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the Legacy board recommendation, in each case, within 10 business days after such acquisition proposal is made public or any request by Prosperity to do so (any of the foregoing being a “change in recommendation”).

Prosperity Shareholder Meeting and Recommendation of the Prosperity Board of Directors

Prosperity has agreed to duly call, give notice of, and cause to be held, a meeting of the Prosperity shareholders and direct that the reorganization agreement and the transactions contemplated thereby be submitted to a vote at the Prosperity special meeting, specifically presenting for consideration of the Prosperity shareholders a proposal to approve the reorganization agreement and the issuance of Prosperity common stock in connection with the merger.

The Prosperity board of directors will (i) cause proper notice of the Prosperity special meeting to be given to the Prosperity shareholders in compliance with applicable law, (ii) distribute to the Prosperity shareholders the joint proxy statement/prospectus, and (iii) recommend by the affirmative vote of the Prosperity board of directors a vote in favor of approval of the proposals (which we refer to as the “Prosperity board recommendation”) and use reasonable best efforts to obtain the requisite Prosperity shareholder approval, and to prepare and deliver (at its expense) the joint proxy statement/prospectus to its shareholders as promptly as practicable after the date that the joint proxy statement/prospectus is declared effective and a final prospectus and proxy statement is on file with the SEC before such mailing, and hold the Prosperity special meeting as promptly as practicable thereafter and in any event on or before the 60th day after the date that the joint proxy statement/prospectus is declared effective.

Neither Prosperity nor the Prosperity board of directors nor any committee thereof will withhold, withdraw or modify in any manner adverse to Legacy or propose publicly to withhold, withdraw or modify in any manner adverse to Legacy, the Prosperity board recommendation or approval, recommendation or declaration of advisability by Prosperity, the Prosperity board of directors or any such committee thereof with respect to the reorganization agreement or the transactions contemplated thereby.

No Negotiation with Others

Legacy agreed that it will not, and that it will cause each Legacy subsidiary and the respective employees, directors, officers, financial advisors, agents and other representatives of Legacy and each Legacy subsidiary (which we collectively refer to as the “Legacy representatives”) not to:

•

solicit, knowingly encourage or facilitate, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of the non-solicitation provisions of the reorganization agreement) regarding an acquisition proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise;

•	disclose to any third party any information concerning the business, properties, books or records of Legacy or any Legacy subsidiary in connection with any acquisition proposal; or

•	cooperate with any third party to make any acquisition proposal.

Promptly upon receipt of any unsolicited offer, Legacy will communicate to Prosperity the terms of any proposal or request for information and the identity of the parties involved.

If at any time after the date of the reorganization agreement and before the receipt of the requisite Legacy stockholder approval, Legacy and the Legacy representatives, having each theretofore complied with the applicable terms of the reorganization agreement, receives a bona fide, unsolicited written acquisition proposal, Legacy and the Legacy representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to Prosperity or is made available to Prosperity before or concurrently with the time such information or access is made available to such person) to, any person making such acquisition proposal if, and only if, the Legacy board of directors determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal constitutes or is reasonably likely to become a superior proposal and (ii) the failure of the Legacy board of directors to furnish such information or access or enter into such discussions or negotiations would be inconsistent with its fiduciary duties under applicable law; but before furnishing any such information, Legacy has received from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the confidentiality agreement entered into with Prosperity, which confidentiality agreement may not prohibit Legacy from complying with the terms of the reorganization agreement. Legacy will promptly, and in any event within 24 hours:

•

notify Prosperity in writing of the receipt of such acquisition proposal or any request for information relating to Legacy or for access to the properties, books or records of Legacy by any person that has made, or to the best knowledge of Legacy may be considering making, an acquisition proposal; and

•

communicate the material terms of such acquisition proposal to Prosperity, including as they may change upon any modification or amendment to the terms thereof, and including the identity of the person making the acquisition proposal and a copy thereof if in writing and any related documentation or correspondence.

Legacy is required to keep Prosperity reasonably apprised of the status of and other matters relating to any such acquisition proposal on a timely basis, including providing a copy of all further related documentation or correspondence.

In addition, Legacy has agreed that it (i) will, and will cause the Legacy subsidiaries and Legacy representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any acquisition proposal or similar transaction and (ii) will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any acquisition proposal or similar transaction, and will enforce the terms thereof and will promptly request from such third parties the return or destruction of any confidential information of Legacy provided thereunder.

An “acquisition proposal” means any offer, inquiry, indication of interest or proposal from a party other than Prosperity regarding any of the following (other than the transactions contemplated by the reorganization agreement) involving Legacy or any Legacy subsidiary: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving Legacy or any Legacy subsidiary or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of Legacy or any Legacy subsidiary, in a single transaction or series of related transactions; or (ii) any acquisition by any party or group of parties (including the shareholders or equity holders thereof), directly or indirectly, including by any tender offer or exchange offer, of 20% or more of the outstanding shares of Legacy common stock or of the total voting power of Legacy or any Legacy subsidiary. A “superior proposal” means an unsolicited bona fide written acquisition proposal made by a party other than Prosperity to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar transaction, all or substantially all of the consolidated assets of Legacy or all of the shares of Legacy common stock and that the Legacy board of directors determines in its good faith judgment, after consultation with its outside legal and financial advisors (i) is or would result in a transaction that if consummated would be more favorable to Legacy’s stockholders from a financial point of view than the merger, taking into account all of the terms and conditions of such proposal and of the reorganization agreement

(including any proposal by Prosperity to amend the terms of the reorganization agreement) and (ii) is capable of being, and is reasonably likely to be, consummated on a timely basis on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Change in Recommendation

Prior to the receipt of the requisite Legacy stockholder approval, Legacy and the Legacy board of directors are permitted to make a change in recommendation if and only to the extent that:

•	Legacy, the Legacy subsidiaries and the Legacy representatives have complied in all material respects with the non-solicitation and related obligations described under “—No Negotiation with Others”;

•

an unsolicited bona fide written acquisition proposal (that did not result from a breach of the non-solicitation and related obligations described under “—No Negotiation with Others”) is made to Legacy by a third party, and such acquisition proposal is not withdrawn;

•

the Legacy board of directors, after consultation with its outside counsel and financial advisor, has determined in good faith, after giving effect to all of the adjustments which may be offered by Prosperity, that failure to make a change in recommendation would reasonably be expected to be inconsistent with the Legacy board of directors’ fiduciary duties under applicable law; and

•

(i) the Legacy board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by Prosperity, that such acquisition proposal constitutes a superior proposal, (ii) Legacy has notified Prosperity, at least five business days in advance, of its intention to make a change in recommendation in response to such superior proposal (including the identity of the party making such superior proposal) and furnished to Prosperity a written description of the material terms of such superior proposal, and (iii) before making such a change in recommendation, Legacy has, and has caused its financial and legal advisors to, during the period after Legacy’s delivery of the notice referred to in subclause (ii) above, negotiated with Prosperity in good faith for a period of up to five business days (to the extent Prosperity desires to negotiate) to make such adjustments in the terms and conditions of the reorganization agreement so that such acquisition proposal ceases to constitute a superior proposal. Any change to the material terms of a superior proposal will require a new notice of Legacy’s intention to make a change in recommendation.

Nothing contained in the reorganization agreement will prevent (i) Legacy or the Legacy board of directors from responding to an unsolicited bona fide acquisition proposal for the sole purpose of clarifying the terms and conditions of the proposal, or informing any person who submits an unsolicited bona fide acquisition proposal of Legacy’s obligations pursuant to the reorganization agreement, or (ii) either party, in consultation with outside counsel, from complying with its disclosure obligations under federal or state law including in connection with a change in recommendation by Legacy (but any change in recommendation by Legacy will be subject to the provisions described above and will have the effects set forth in the reorganization agreement).

Other Agreements

In addition to the agreements described above, each party agreed in the reorganization agreement to take certain other actions or agreed to certain other terms, including but not limited to the following:

•	to use commercially reasonable efforts to cause the consummation of the transactions contemplated by the reorganization agreement in accordance with its terms and conditions;

•

that none of the information supplied or to be supplied by such party for inclusion or incorporation by reference in (i) the registration statement of which this joint proxy statement/prospectus is a part, at the time the registration statement and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, (ii) this joint proxy statement/prospectus and any amendment or supplement hereto, at the date(s) of filing and mailing to shareholders and at the time of the respective shareholder meetings and (iii) any other filings made under applicable federal or state banking or securities or other laws, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and if a party becomes aware of any information that would cause any of the statements in the registration statement or this joint proxy statement/prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the registration statement or this joint proxy statement/prospectus;

•

to promptly notify the other party in writing of certain litigation, claims, controversies or contingent liabilities that individually, or taken together with other facts, events and circumstances, is reasonably expected to become the subject of litigation against Prosperity or Prosperity Bank, or Legacy or Legacy Bank, as the case may be, or affecting any of their respective properties, and any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the best knowledge of such party, threatened against Prosperity or Prosperity Bank, or Legacy or Legacy Bank, as the case may be, that (A) questions or would reasonably be expected to question the validity of the reorganization agreement or the agreements contemplated thereby or any actions taken or to be taken by such party with respect thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated thereby;

•

to promptly notify the other party in writing if any change has occurred or, to the best knowledge of such party, has been threatened (or any development has occurred or, to the best knowledge of such party, been threatened involving a prospective change) in the business, financial condition, or operations of such party or its applicable subsidiaries that has resulted in or may reasonably be expected to result in a material adverse change or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by the reorganization agreement;

•

to take all such reasonable actions as may be necessary or appropriate pursuant to Rule 16b-3 under the Exchange Act to exempt the conversion of shares of Legacy common stock and Legacy equity awards pursuant to the terms of the reorganization agreement by officers and directors of Legacy subject to the reporting requirements of Section 16(a) of the Exchange Act or by officers or directors of Legacy who may become an officer or director of the surviving corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, including adopting certain specified resolutions;

•

to coordinate with the other party with respect to the declaration of any dividends in respect of shares of Prosperity common stock and shares of Legacy common stock and the record dates and payment dates relating thereto, so that holders of shares of Legacy common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Legacy common stock and any shares of Prosperity common stock any such holder receives in exchange therefor in the merger;

•

not to take any action that would cause the reorganization agreement, the merger or any of the other transactions contemplated by the reorganization agreement to be subject to requirements imposed by any takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (which we refer to collectively as “takeover statutes”), and each party will take all necessary steps within its control to exempt (or ensure the continued exemption of) the merger and the other transactions contemplated by the reorganization agreement from, or, if necessary, challenge the validity or applicability of, any applicable takeover statute;

•

to give prompt notice if a party becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by such party to the other party, any confidential schedule to the reorganization agreement or any representation or warranty made by such party in the reorganization agreement or that results in such party’s failure to comply with any covenant, condition or agreement contained in the reorganization agreement;

•

to give prompt notice of any litigation against Prosperity or Legacy, as the case may be, and/or their respective directors relating to the merger and the other transactions contemplated by the reorganization agreement and give the other party the opportunity to participate, at the other party’s cost, in the defense or settlement of any such litigation, and no such settlement will be agreed to without the prior written consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed;

•

that it will not make, issue or release, or cause to be made, issued or released, any announcement, public statement, press release, or other public disclosure of the existence, terms, conditions or status of the reorganization agreement or the transactions contemplated thereby without the prior written consent of the other party, subject to certain exceptions; and

•

that any written communications to the employees, officers or directors of Legacy or any of its subsidiaries pertaining to compensation or benefit matters after the closing or otherwise relating to the transactions contemplated by the reorganization agreement, will be in the form of mutually agreeable communications, prepared in prior consultation with Prosperity, it being agreed that Prosperity and Legacy will cooperate, including by providing Prosperity a reasonable period of time to review any such communication, in providing mutually agreeable communications.

Legacy agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

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to prepare and furnish to Prosperity such information relating to Legacy and its directors, officers and stockholders as may be reasonably required to comply with SEC rules and regulations in connection with the registration statement of which this joint proxy statement/prospectus is a part and to reasonably cooperate with Prosperity and Prosperity’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other required actions in connection with the registration statement and this joint proxy statement/prospectus;

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to use its commercially reasonable efforts to promptly furnish Prosperity with all information concerning Legacy or Legacy Bank that is requested in writing by Prosperity and is required for inclusion in any application, statement or document to be made or filed by Prosperity or its subsidiaries with any third party or governmental authority in connection with the transactions contemplated by the reorganization agreement during the pendency of the reorganization agreement;

•

to, upon reasonable notice, afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of Prosperity full access during regular business hours to all of the properties, books, contracts, commitments, personnel and records of Legacy and each Legacy subsidiary, and furnish to Prosperity during such period all such information concerning Legacy and each Legacy subsidiary and their affairs as Prosperity may reasonably request, so that Prosperity may have full opportunity to make such reasonable investigation as it desires to make of the affairs of Legacy and each Legacy subsidiary, including access sufficient to verify the value of the assets and the liabilities of Legacy and each Legacy subsidiary and the satisfaction of the conditions precedent to Prosperity’s obligations to consummate the merger;

•

to furnish to Prosperity as soon as practicable, any additional information that Prosperity may reasonably request, and specifically provide to Prosperity a weekly written report of all loans made, renewed or modified by Legacy Bank;

•	to cause Legacy Bank to maintain its allowance for loan and lease losses at a level consistent with Legacy Bank’s historical methodology and in compliance with GAAP;

•	to use commercially reasonable efforts to obtain all consents and approvals from third parties necessary or advisable in connection with the transactions contemplated by the reorganization agreement;

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if requested by Prosperity in writing delivered to Legacy by the earlier of 20 business days before the closing date or 10 business days prior to the commencement of any notice period required to effectuate the termination of such employee plan, Legacy or its appropriate subsidiary will execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any employee plan on terms reasonably satisfactory to Prosperity and in accordance with applicable law and effective no later than the closing date;

•

to execute and deliver the bank reorganization and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the merger and the bank merger, and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms of the reorganization agreement;

•

if requested in writing by Prosperity, consistent with GAAP and applicable banking laws immediately before closing, to make such accounting entries as Legacy may reasonably request in order to conform the accounting records of Legacy to the accounting policies and practices of Prosperity;

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to, contemporaneously with the closing, purchase an extended reporting period for six years under Legacy’s existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the effective time, on terms approved by Prosperity and subject to certain cost limitations;

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at Prosperity’s request and in consultation with Prosperity, to use commercially reasonable efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that the contracts relating to data processing services, ATM, and other information technology services and contracts related to the provision of any other electronic banking services, if the merger occurs, be terminated after the consummation of the merger on a date to be mutually agreed upon by Prosperity and Legacy, in accordance with the terms of such contracts, and use reasonable efforts and cooperate with Prosperity to facilitate a smooth conversion of data processing, item processing, network and related hardware and software, telephone systems, telecommunications, data communications and other technologies, including participating in conversion planning, design, mapping and testing activities before the closing date;

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to reasonably cooperate with Prosperity to permit Prosperity, as the surviving corporation, upon completion of the merger, to assume expressly the obligations of Legacy to the extent required under the Amended and Restated Declaration of Trust, the Floating Rate Junior Subordinated Debentures and any related guaranties, and the parties will cooperate and execute one or more supplemental indentures, guarantees and other instruments, including any related certificates, opinions or other documentation, reasonably required in connection with the reorganization agreement; and

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to reasonably cooperate with Prosperity to permit Prosperity, as the surviving corporation, upon completion of the merger, to assume expressly the obligations of Legacy under indentures governing debt securities issued by Legacy and any related guaranties, and the parties shall cooperate and execute one or more supplemental indentures, guarantees and other instruments, including any related certificates, opinions or other documentation, reasonably required in connection with the reorganization agreement.

Prosperity agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

•

to prepare the registration statement of which this joint proxy statement/prospectus is a part and to provide Legacy and its legal, financial and accounting advisors, the right to review, provide comments upon and approve (not to be unreasonably withheld) the registration statement in advance of it being filed with the SEC and all amendments and supplements to the registration statement and all responses to requests for additional information and replies to comments relating to the registration statement before filing or submission to the SEC, and to consider in good faith all comments from Legacy and its legal, financial and accounting advisors to the registration statement, all amendments and supplements thereto and all responses to requests for additional information, and to use commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof, and to use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the reorganization agreement;

•

to file all documents, take all actions reasonably necessary and otherwise use commercially reasonable efforts to list, before the closing date, on the NYSE the shares of Prosperity common stock to be issued to the Legacy stockholders in connection with the merger;

•

with the reasonable cooperation of Legacy, to use commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of (i) all third parties and (ii) all governmental authorities necessary to consummate the merger, the bank merger and the other transactions contemplated by the reorganization agreement, including the applications for the prior approval of the merger and the bank merger by the FDIC, the TDB and the Federal Reserve (or appropriate Federal Reserve Bank acting on delegated authority) (which we refer to collectively as the “regulatory approvals”); except that Prosperity is not required to (and Legacy is not permitted to, without Prosperity’s prior written consent) take any action, or commit to take any action, or agree to any condition or restriction, involving Prosperity, Legacy or any of their respective subsidiaries in connection with obtaining any permits, consents, approvals or authorizations that would reasonably be expected to be materially burdensome on Prosperity, Legacy, the surviving corporation, Prosperity Bank or Legacy Bank or require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, capital structure, compensation or fee arrangements of Prosperity, Legacy, the surviving corporation, Prosperity Bank or Legacy Bank (we refer to any of the foregoing as a “burdensome condition”);

•

to execute and deliver the bank reorganization and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the merger and the bank merger and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms of the reorganization agreement;

•

to, upon reasonable notice and to the extent permitted by applicable law, afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Legacy reasonable access to the properties, books and records of Prosperity and its subsidiaries during regular business hours in order that Legacy may have the opportunity to make such reasonable investigation as it desires to make of the affairs of Prosperity and its subsidiaries, and furnish Legacy with such additional financial and operating data and other information as to the business and properties of Prosperity as Legacy may, from time to time, reasonably request;

•

to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer and employee of Legacy or any Legacy subsidiary against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Legacy or any of its subsidiaries or is or was serving at the request of Legacy or any of its subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time (including matters, actions or omissions related to the negotiation, execution, approval and performance of the reorganization agreement or consummation of the merger), including advancement of expenses; and

•

to adopt resolutions and take such other action as necessary to appoint Kevin J. Hanigan, George A. Fisk and Bruce W. Hunt (whom we refer to as the “Legacy nominees”) to the surviving corporation’s board of directors, each for a term expiring at the next annual meeting of the shareholders of the surviving corporation following the effective time, and the surviving corporation will nominate, and recommend that the surviving corporation shareholders elect, each of the Legacy nominees to the surviving corporation board of directors at the first annual meeting of the shareholders of the surviving corporation following the effective time, subject to such Legacy nominee’s compliance with the surviving corporation’s governance and ethics policies in place from time to time and such Legacy nominee (other than Kevin J. Hanigan) qualifying as an independent director under applicable NYSE and SEC rules, in each case, as reasonably determined by the surviving corporation’s Nominating and Corporate Governance Committee.

Representations and Warranties of Legacy and Prosperity

In the reorganization agreement, Legacy has made customary representations and warranties to Prosperity, and Prosperity has made customary representations and warranties to Legacy relating to their respective businesses, including the following:

•	corporate organization and ownership;

•	power and authority relating to execution and delivery of the reorganization agreement and other agreements contemplated thereby;

•	capitalization;

•	corporate organization, ownership and capitalization of Legacy Bank or Prosperity Bank, as the case may be;

•	absence of violation of governing documents and applicable laws, and absence of violation or conflict with the provisions of certain material contracts;

•	compliance with laws and permits;

•	timely filing of SEC reports and compliance as to form of such reports, including the financial statements included in such reports, and existence of a system of internal controls;

•	litigation;

•	absence of required approvals or consents or filings with any governmental authority, other than certain exceptions, in connection with the reorganization agreement;

•	absence of undisclosed liabilities;

•	conduct of business in the ordinary course materially consistent with past practices;

•	taxes and tax returns;

•	insurance;

•	absence of a material adverse change;

•	regulatory compliance;

•	employee benefit plans;

•	compliance with the Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act;

•	compliance with the Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act;

•	compliance with consumer compliance laws;

•	exemption from takeover statutes;

•	opinion of financial advisor;

•	investment securities;

•	information security; and

•	broker’s fees.

Legacy also has made additional representations and warranties to Prosperity including the following:

•	title to real property;

•	certain material contracts;

•	proprietary rights;

•	transactions with certain related persons and entities;

•	evidences of indebtedness;

•	employee relationships;

•	condition of assets;

•	environmental compliance;

•	absence of certain business practices;

•	fiduciary responsibilities;

•	guaranties;

•	risk management instruments;

•	indemnification;

•	data processing agreements;

•	compliance with zoning and related laws;

•	trust preferred securities;

•	absence of an investment advisor subsidiary;

•	absence of a broker-dealer subsidiary; and

•	certain matters with respect to its title insurance or escrow company subsidiary.

Certain representations and warranties of Prosperity and Legacy are qualified as to “materiality” or “material adverse change.” For purposes of the reorganization agreement, a “material adverse change,” when used in reference to Legacy or Prosperity, means any event, circumstance, development, change, occurrence or effect that, individually or in the aggregate:

•

has resulted in, or would reasonably be expected to result in, a material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), business or results of operations of such party and its subsidiaries, taken as a whole, other than any event, circumstance, development, change, occurrence or effect to the extent resulting from:

•

any change occurring after the date of the reorganization agreement in any federal or state law, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions,

•

changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions,

•

general changes in credit markets or general downgrades in credit markets unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions,

•

changes after the date of the reorganization agreement in GAAP that affect financial institutions generally, unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions,

•

a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of shares of Legacy common stock or shares of Prosperity common stock (as applicable), in and of itself, but not including any underlying causes thereof,

•	changes resulting from acts of terrorism or war unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions,

•

actions of a party or its subsidiaries taken at the express written request, or with the express prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby, or

•	the public disclosure of the reorganization agreement; or

•	prevents, or would reasonably be expected to prevent, such party from consummating the closing (including the merger and the bank merger).

For detailed information concerning these representations and warranties, reference is made to the reorganization agreement included as Appendix A to this joint proxy statement/prospectus.

As discussed in “—Explanatory Note Regarding the Reorganization Agreement,” the representations and warranties or any descriptions of those provisions should not be read alone or construed as characterizations of the actual state of facts or condition of Prosperity or Legacy or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Employee Matters

To the extent that an employee of Legacy and its subsidiaries immediately prior to the effective time (whom we refer to as a “Legacy employee”) becomes eligible to participate in an employee benefit plan maintained by the surviving corporation or any of its subsidiaries (other than Legacy subsidiaries) following the effective time, the surviving corporation will use commercially reasonable efforts to cause such employee benefit plan to recognize the service of such Legacy employee with Legacy or its subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of the surviving corporation or any of its subsidiaries (other than vesting under any stock incentive plan), to the same extent that such service was recognized immediately prior to the effective time under a similar employee plan in which such Legacy employee was eligible to participate immediately prior to the effective time; provided that, such recognition of service will not operate to duplicate any benefits of a Legacy employee with respect to the same period of service.

With respect to any health care, dental or vision plan of the surviving corporation or any of its subsidiaries (other than Legacy and its subsidiaries) in which any Legacy employee is eligible to participate, for the plan year in which such Legacy employee is first eligible to participate, the surviving corporation will (i) use commercially reasonable efforts to cause any preexisting condition limitations or eligibility waiting periods under such surviving corporation or subsidiary plan (excluding any Legacy employee plan) to be waived with respect to such Legacy employee to the extent that such limitation would have been waived or satisfied under the similar employee plan in which such Legacy employee participated immediately prior to the effective time, to the extent permitted under applicable law and the applicable surviving corporation or subsidiary plan, and (ii) use commercially reasonable efforts to cause any health care, dental and vision expenses incurred by such Legacy employee in the year that includes the closing (or, if later, the year in which such Legacy employee is first eligible to participate) to be recognized for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of the surviving corporation or any of its subsidiaries (excluding any Legacy employee plan), to the extent that any such amount was recognized for a similar purpose under the employee plans in which such Legacy employee participated immediately prior to the effective time, to the extent permitted under applicable law and the applicable surviving corporation or subsidiary plan.

Termination of the Reorganization Agreement

Prosperity and Legacy can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Prosperity or Legacy may terminate the reorganization agreement as follows:

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if the closing has not occurred on or before June 16, 2020 (which we refer to as the “closing date deadline”) (except that this right to terminate will not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constitutes a material breach of the reorganization agreement);

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if (i) any regulatory approval required to be obtained has been denied by the relevant governmental authority and such denial has become final and nonappealable or if any such regulatory approval includes, or will not be issued without, the imposition of a burdensome condition or (ii) any governmental authority of competent jurisdiction has issued an order, injunction, decree or ruling or taken any other action permanently restraining, enjoining, invalidating or otherwise prohibiting the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby and such order, injunction, decree, ruling or other action is final and nonappealable; or

•

if (i) the requisite Legacy stockholder approval has not been obtained at the Legacy special meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on the reorganization agreement is taken, or (ii) the requisite Prosperity shareholder approval has not been obtained at the Prosperity special meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on the reorganization agreement is taken (except that this right to terminate will not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the requisite Legacy stockholder approval or the requisite Prosperity shareholder approval, as applicable, to be obtained and such action or failure to act constitutes a material breach of the reorganization agreement).

In addition, Legacy may terminate the reorganization agreement:

•

if Prosperity has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the reorganization agreement, which breach or failure, if continuing on the closing date, would, individually or together with all other such uncured breaches or failures by Prosperity, constitute grounds for the conditions relating to accuracy of the representations and warranties and performance of the obligations of Prosperity not to be satisfied on the closing date, and such breach or failure has not been cured within a period of 30 calendar days after written notice from Legacy (or such fewer days as remain prior to the closing date deadline); or

•

if Prosperity or the Prosperity board of directors has failed to comply in any material respect with its obligations described under “—Prosperity Shareholder Meeting and Recommendation of the Prosperity Board of Directors.”

In addition, Prosperity may terminate the reorganization agreement:

•

if Legacy has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the reorganization agreement which breach or failure, if continuing on the closing date, would, individually or together with all other such uncured breaches or failures by Legacy, constitute grounds for the conditions relating to accuracy of the representations and warranties and performance of the obligations of Legacy not to be satisfied on the closing date, and such breach or failure has not been cured within a period of 30 calendar days after written notice from Prosperity (or such fewer days as remain prior to the closing date deadline); or

•

if Legacy or the Legacy board of directors has made a change in recommendation or failed to comply in any material respect with its obligations described under “—Legacy Stockholder Meeting and Recommendation of Legacy Board of Directors” or “—No Negotiation with Others.”

Termination Fee and Effect of Termination

Legacy will pay Prosperity an $82 million termination fee if the reorganization agreement is terminated in the following circumstances:

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if (i) after the date of the reorganization agreement and prior to the termination of the reorganization agreement, a bona fide acquisition proposal has been made known to senior management or the board of directors of Legacy or has been made directly to its stockholders generally, or any person has publicly announced an acquisition proposal, (ii) thereafter the reorganization agreement is terminated (A) by Legacy or Prosperity because the closing has not occurred on or prior to the closing date deadline (if the requisite Legacy stockholder approval has not theretofore been obtained), (B) by Prosperity as a result of a material and continuing breach of or failure to perform under the reorganization agreement by Legacy, or (C) by Legacy or Prosperity if the requisite Legacy stockholder approval is not obtained and (iii) prior to the date that is 12 months after the date of such termination, Legacy consummates a transaction included within the definition of “acquisition proposal” or enters into a definitive agreement with respect to an acquisition proposal, in each case, whether or not relating to the same acquisition proposal as that referenced in clause (i); provided that, for purposes of this provision, all references in the definition of acquisition proposal to “20%” will instead refer to “50%”; or

•

if the reorganization agreement is terminated by Prosperity because Legacy or the Legacy board of directors made a change in recommendation or failed to comply in any material respect with its obligations described under “—Legacy Stockholder Meeting and Recommendation of Legacy Board of Directors” or “—No Negotiation with Others.”

If Legacy fails to promptly pay the termination fee when payable and, in order to obtain such payment, Prosperity commences a suit which results in a judgment against Legacy for the termination fee or any portion thereof, Legacy shall pay to Prosperity its fees and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, Legacy will pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date such payment was required to be made plus 200 basis points for the period commencing as of the date that such overdue amount was originally required to be paid. Such amounts constitute liquidated damages and not a penalty, and, except in the case of fraud or willful breach of the reorganization agreement, will be the sole monetary remedy of Prosperity in the event of a termination of the reorganization agreement specified in this section.

In the event of the termination of the reorganization agreement and abandonment of the merger pursuant to the termination provisions of the reorganization agreement, no party to the reorganization agreement will have any further liability or obligation in respect of the reorganization agreement, except that certain provisions will survive termination, and neither Prosperity nor Legacy will be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of the reorganization agreement.

Amendment or Waiver of the Reorganization Agreement

The reorganization agreement may be amended by a written instrument signed by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the reorganization agreement by the Legacy stockholders or the Prosperity shareholders; but after the approval of the reorganization agreement by the Legacy stockholders or the Prosperity shareholders, there may not be, without the further approval of such stockholders or shareholders, as applicable, any amendment of the agreement that requires such further approval under applicable law.

The parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant to the reorganization agreement or (iii) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to the reorganization agreement will by any act (except by a written instrument given pursuant to the reorganization agreement) be deemed to have waived any right or remedy thereunder or to have acquiesced in any breach of any of the terms and conditions thereof. No failure to exercise, nor any delay in exercising any right, power or privilege thereunder by any party will operate as a waiver thereof. No single or partial exercise of any right, power or privilege under the reorganization agreement will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have thereunder.

Director Support Agreements

The non-employee directors of Legacy, including George A. Fisk and Bruce W. Hunt, and the non-employee directors of Legacy Bank, each entered into a director support agreement with Prosperity, Legacy and Legacy Bank, in connection with Prosperity’s and Legacy’s entry into the reorganization agreement. Pursuant to the director support agreements, the non-employee directors have agreed, among other things, and subject to certain exceptions, not to disclose or use confidential information of Legacy or Prosperity, and from and after the effective time for a period of two years, not to solicit customers of Legacy or Prosperity on behalf of a third party, not to solicit certain Legacy or Prosperity employees and not to compete with Prosperity. The director support agreements become effective upon the effective time; provided that if the reorganization agreement is terminated, the director support agreements will not become effective.

The foregoing summary of the director support agreements is not complete and is qualified in its entirety by reference to the complete text of the form of such agreements, which is incorporated by reference into this joint proxy statement/prospectus.

ACCOUNTING TREATMENT

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, Legacy’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for Legacy and the fair value of the identifiable net assets acquired (including intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, Business Combinations, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Prosperity in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Prosperity issued after the merger will reflect the results attributable to the acquired operations of Legacy beginning on the date of completion of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion describes the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Legacy common stock that exchange such stock for Prosperity common stock in the merger. The following discussion is based upon the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax, including without limitation under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The following discussion applies only to U.S. holders who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold Legacy common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired Legacy common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or holders who actually or constructively own more than 5% of Legacy common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Legacy common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Legacy common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Legacy common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

None of the opinions described below will be binding on the Internal Revenue Service (the “IRS”), or any court. Prosperity and Legacy have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, this discussion of the material U.S. federal income tax consequences of the merger could be inaccurate. Determining the actual tax consequences of the merger to an individual holder may be complex and will depend on such holder’s specific situation. Each holder should consult his, her or its own independent tax advisor as to the specific tax consequences of the merger in such holder’s particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

In connection with the filing with the SEC of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, Bracewell LLP has rendered its tax opinion to Prosperity and Shapiro Bieging Barber Otteson LLP has rendered its tax opinion to Legacy, respectively, addressing the U.S. federal income tax consequences of the merger as described below. In addition, it is a condition to the obligation of each of Prosperity and Legacy to complete the merger that each of Prosperity and Legacy receive an opinion from Bracewell LLP, and Shapiro Bieging Barber Otteson LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the reorganization agreement and the registration statement. In rendering their tax opinions and approving this description of the U.S. federal income tax consequences of the merger, each counsel relied, and will rely, upon representations and covenants, including those contained in certificates of officers of Prosperity and Legacy, reasonably satisfactory in form and substance to each such counsel, and will assume that such representations are true, correct and complete without regard to any knowledge limitation, and that the parties will comply with such covenants. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, such opinions and this description could be inaccurate. The opinions and this description represent each counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. In addition, neither Prosperity nor Legacy has requested or intends to request a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurances that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions. The following discussion assumes that the merger will be consummated as described in the reorganization agreement and this joint proxy statement/prospectus and that Prosperity and Legacy will not waive the closing opinion condition described above in this paragraph.

U.S. Holders—Treatment of Merger Consideration

On the basis that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging its Legacy common stock for Prosperity common stock and cash, a U.S. holder may recognize gain (in the manner described immediately herein), but will not be permitted to recognize loss, on the difference between such holder’s adjusted tax basis in the Legacy common stock surrendered and the sum of the fair market value of the shares of Prosperity common stock and the amount of cash received (other than cash received in lieu of a fractional share of Prosperity common stock). Any gain generally will be recognized in an amount equal to the lesser of (i) the sum of the amount of cash (other than cash received in lieu of a fractional share of Prosperity common stock) and the fair market value of the Prosperity common stock received, minus the adjusted tax basis of the Legacy shares surrendered in exchange therefor, and (ii) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional share of Prosperity common stock). If a U.S. holder of Legacy shares acquired different blocks of Legacy shares at different times or different prices, it is recommended that such holder consult his, her or its tax advisor regarding the manner in which gain or loss should be determined for each identifiable block. Except to the extent any cash received is treated as a dividend as discussed below, any recognized gain generally will be capital gain and will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the Legacy shares surrendered exceeds one year.

In general, in order for any gain recognized as described above to be treated as capital gain, it must not have the effect of the distribution of a dividend under the tests described in Section 302 of the Code. Otherwise, such gain will be treated as dividend income to the extent of such U.S. holder’s ratable share of Prosperity’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). Under these tests, the cash will not be treated as a dividend if the holder experiences a “meaningful reduction” in the equity of Prosperity, tested as if the U.S. holder received solely shares of Prosperity common stock in the merger and then had a portion of such shares redeemed for the cash consideration. Depending on a U.S. holder’s particular circumstances, even a small reduction in stock ownership interest may satisfy this test. In particular, based on a published ruling of the IRS, any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (e.g., an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” To the extent that U.S. holders that are corporations might be treated as not having a meaningful reduction, in particular because of the application of certain constructive ownership rules, it is recommended that such holders consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

The aggregate tax basis of the Prosperity common stock received by a U.S. holder that exchanges its Legacy common stock for a combination of Prosperity common stock and cash as a result of the merger (including any fractional share deemed received and redeemed for cash as described below) will be the same as the aggregate adjusted tax basis in the Legacy shares surrendered in exchange therefor, reduced by the amount of cash received on the exchange (excluding cash received in lieu of a fractional share of Prosperity common stock) plus the amount of any gain or dividend income recognized upon the exchange (excluding any gain recognized as a result of any cash received in lieu of a fractional share of Prosperity common stock). A U.S. holder’s holding period for the Prosperity common stock received in the merger (including any fractional share deemed received and redeemed for cash as described below) will include the holding period of the Legacy shares surrendered. In general, the Prosperity common stock received by a U.S. holder that acquired different blocks of Legacy common stock at different times or at different prices generally will be allocated pro rata to each block of Legacy common stock, and the basis and holding period of each block of Prosperity common stock received will be determined on a block-for-block basis by reference to the blocks of Legacy common stock exchanged therefor. We recommend that U.S. holders consult their own tax advisors regarding the manner in which cash and Prosperity common stock should be allocated among their shares of Legacy common stock and the manner in which the above rules would apply in their particular circumstance.

Cash In Lieu of Fractional Shares

If a U.S. holder receives cash instead of a fractional share of Prosperity common stock, such holder will be treated as having received such fractional share of Prosperity common stock pursuant to the merger and then as having sold such fractional share of Prosperity common stock for cash. As a result, the U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the holder’s basis in its fractional share of Prosperity common stock as set forth above. Such gain or loss generally will be capital gain or loss (subject to the rules above regarding dividend treatment) and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of Legacy common stock surrendered in exchange therefor) exceeds one year. Long-term capital gains of individuals generally are eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Non-corporate U.S. holders may be subject, under certain circumstances, to information reporting and backup withholding on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such holder (i) furnishes a correct taxpayer identification number, certifying that it is not subject to backup withholding and that such holder otherwise complies with all the applicable requirements of the backup withholding rules; or (ii) provides proof that it otherwise is exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the U.S. holder timely furnishes the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Legacy stockholders are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

LEGACY COMPENSATION PROPOSAL

In accordance with Section 14A of the Exchange Act, the Legacy board of directors is providing stockholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of Legacy in connection with the merger. This proposal gives Legacy stockholders the opportunity to express their views on the compensation that Legacy’s named executive officers will be entitled to receive in connection with the proposed merger. This compensation is summarized in the table in the section titled “The Merger—Financial Interests of Directors and Officers of Legacy in the Merger—Quantification of Potential Payments to Legacy Named Executive Officers in Connection with the Merger,” including the footnotes to the table.

As required by Section 14A of the Exchange Act, Legacy is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Legacy’s named executive officers in connection with the merger, as disclosed in the section titled “The Merger—Financial Interests of Directors and Officers of Legacy in the Merger—Quantification of Potential Payments to Legacy Named Executive Officers in Connection with the Merger,” including the table, associated footnotes and narrative discussion related thereto, is hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the vote to approve and adopt the reorganization agreement. You may vote for the Legacy compensation proposal and against the Legacy merger proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Legacy or Prosperity. Accordingly, because Legacy or Prosperity, as applicable, is contractually obligated to pay the compensation, if the merger is completed, the compensation will be payable, subject to the conditions applicable thereto, regardless of the outcome of the advisory vote.

The Legacy board of directors recommends that the stockholders of Legacy vote “FOR” the Legacy compensation proposal.

LEGACY ADJOURNMENT PROPOSAL

The Legacy special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Legacy merger proposal.

If, at the Legacy special meeting, the number of shares of Legacy common stock present or represented and voting in favor of the Legacy merger proposal is insufficient to approve such proposal, Legacy intends to move to adjourn the Legacy special meeting in order to solicit additional proxies for the approval of the Legacy merger proposal.

In this proposal, Legacy is asking its stockholders to authorize the holder of any proxy solicited by the Legacy board of directors on a discretionary basis to vote in favor of adjourning the Legacy special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Legacy stockholders who have previously voted.

The Legacy board of directors recommends that the stockholders of Legacy vote “FOR” the Legacy adjournment proposal.

PROSPERITY ADJOURNMENT PROPOSAL

The Prosperity special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Prosperity merger proposal.

If, at the Prosperity special meeting, the number of shares of Prosperity common stock present or represented and voting in favor of the Prosperity merger proposal is insufficient to approve such proposal, Prosperity intends to move to adjourn the Prosperity special meeting in order to solicit additional proxies for the approval of the Prosperity merger proposal.

In this proposal, Prosperity is asking its shareholders to authorize the holder of any proxy solicited by the Prosperity board of directors on a discretionary basis to vote in favor of adjourning the Prosperity special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Prosperity shareholders who have previously voted.

The Prosperity board of directors recommends that Prosperity shareholders vote “FOR” the Prosperity adjournment proposal.

BUSINESS OF PROSPERITY

Prosperity was formed in 1983 as a vehicle to acquire the former Allied Bank in Edna, Texas, which was chartered in 1949 as The First National Bank of Edna and is now known as Prosperity Bank. Prosperity is a registered financial holding company that derives substantially all of its revenues and income from the operation of its bank subsidiary, Prosperity Bank. Prosperity Bank provides a wide array of financial products and services to small and medium-sized businesses and consumers. As of June 30, 2019, Prosperity Bank operated 243 full service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area, including Corpus Christi and Victoria; 33 in the Dallas/Fort Worth area; 22 in the East Texas area; 29 in the Central Texas area, including Austin and San Antonio; 34 in the West Texas area, including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area; 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area.

As of June 30, 2019, on a consolidated basis, Prosperity had total assets of approximately $22.4 billion, total gross loans of approximately $10.6 billion, total deposits of approximately $16.9 billion and total shareholders’ equity of approximately $4.1 billion.

Prosperity’s market consists of the communities served by its banking centers. The diverse nature of the economies in each local market served by Prosperity provides Prosperity with a varied customer base and allows Prosperity to spread its lending risk throughout a number of different industries including professional service firms and their principals, manufacturing, tourism, recreation, petrochemicals, farming and ranching. Prosperity’s market areas outside of Houston, Dallas, Corpus Christi, San Antonio, Lubbock, Austin, Tulsa and Oklahoma City are dominated by either small community banks or branches of larger regional banks. Management believes that Prosperity, through its responsive customer service and community banking philosophy, combined with the sophistication of a larger regional bank holding company, has a competitive advantage in its market areas and excellent growth opportunities through acquisitions, new banking center locations and additional business development.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience while maintaining its prudent approach to lending and sound asset quality. Prosperity has grown through a combination of internal growth, the acquisition of community banks and branches of banks and the opening of new banking centers. As a result of its stable customer relationships, Prosperity is able to maintain a low cost of funds. Utilizing that and employing stringent cost controls, Prosperity has been profitable in every year of its existence, including the periods of adverse economic conditions in Texas and Oklahoma.

Prosperity’s common stock is traded on the NYSE under the symbol “PB.”

Please see Prosperity’s Annual Report on Form 10-K for more information regarding Prosperity’s business.

SUPPLEMENTAL MANAGEMENT, EXECUTIVE COMPENSATION AND OTHER INFORMATION

As previously reported by Prosperity, the board of directors of Prosperity appointed Asylbek Osmonov to serve as Chief Financial Officer of Prosperity, and on June 16, 2019, the board of directors of Prosperity Bank appointed Mr. Osmonov to serve as Chief Financial Officer of Prosperity Bank, effective June 17, 2019.

Mr. Osmonov, 39, was Prosperity’s Interim Chief Financial Officer from April 1, 2019 until his appointment as Chief Financial Officer on June 17, 2019. Prior to that, Mr. Osmonov was Prosperity Bank’s Chief Accounting Officer since September 2013. Prior to joining Prosperity, Mr. Osmonov was an audit senior manager at Deloitte LLP, where he worked from 2004 to 2013. While at Deloitte, he focused on the financial services and oil and gas industries. Mr. Osmonov is a Certified Public Accountant. Mr. Osmonov received his Bachelor of Accountancy from the University of Mississippi and Masters of Professional Accounting from the University of Texas.

In connection with his appointment as Chief Financial Officer of Prosperity, Mr. Osmonov was granted an award of 5,000 restricted shares of Prosperity common stock on July 16, 2019 pursuant to Prosperity’s 2012 Stock Incentive Plan. All of the foregoing restricted shares will vest on July 16, 2022; provided, that in the event of a change in control (as defined in Prosperity’s 2012 Stock Incentive Plan), Mr. Osmonov’s restricted shares will immediately become vested. In connection with his appointment as Chief Financial Officer, Mr. Osmonov’s annual base salary was increased to $300,000.

There are no arrangements or understandings between Mr. Osmonov and any other persons pursuant to which he was selected as Chief Financial Officer of Prosperity. There are no family relationships between Mr. Osmonov and any previous or current officers or directors of Prosperity or Prosperity Bank, and there are no related party transactions reportable under Item 404(a) of Regulation S-K.

BUSINESS OF LEGACY

Legacy is a Maryland corporation and Legacy Bank is its wholly owned principal operating subsidiary. Legacy is headquartered in Plano, Texas, and currently operates 42 banking offices in the Dallas/Fort Worth Metroplex and surrounding counties. Based on the most recent branch deposit data provided by the FDIC (as of June 2018), Legacy ranked first in deposit share in Collin County, with 18.11% of total deposits, and sixth in the Dallas/Fort Worth Metropolitan Statistical Area, with 2.49% of total deposits. Legacy’s principal objective is to be an independent, commercially-oriented, customer-focused financial services company, providing outstanding service and innovative products in its primary market area of North Texas. The board of directors of Legacy adopted a strategy designed to maintain growth and profitability, a strong capital position and high asset quality.

As of June 30, 2019, on a consolidated basis, Legacy had total assets of approximately $9.9 billion, total gross loans of approximately $8.7 billion, total deposits of approximately $7.1 billion and total shareholders’ equity of approximately $1.1 billion.

Legacy’s principal business consists of attracting retail deposits from the general public and the business community and investing those funds, along with borrowed funds, in commercial real estate loans, secured and unsecured commercial and industrial loans, as well as permanent loans secured by first and second mortgages on one- to four-family residences and consumer loans. Additionally, the Warehouse Purchase Program allows mortgage banking company customers to close one- to four-family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors.

Legacy’s common stock is traded on the NASDAQ under the symbol “LTXB.”

Please see Legacy’s Annual Report on Form 10-K for more information regarding Legacy’s business.

MARKET PRICE AND DIVIDEND INFORMATION

Prosperity

Prosperity common stock is traded on the NYSE under the symbol “PB”. As of September 16, 2019, the record date for the Prosperity special meeting, there were approximately 3,025 record holders of Prosperity common stock.

Stockholders are advised to obtain the current stock quotation for Prosperity common stock. The market price of Prosperity common stock will fluctuate from the date of this joint proxy statement/prospectus through the closing of the transaction.

The principal source of Prosperity’s revenues is dividends received from Prosperity Bank. There are numerous laws and banking regulations that limit Prosperity Bank’s ability to pay dividends to Prosperity.

Prosperity intends to continue to pay regular quarterly cash dividends on its common stock in the fourth fiscal quarter of 2019 and following the merger, when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions. Except as described herein, no dividends payable in the future have been declared by Prosperity’s board of directors. Prosperity’s dividend policy may change with respect to the payment of dividends as a return on investment, and Prosperity’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Prosperity’s shareholders. There can be no assurance that Prosperity will continue to pay dividends in the future. Future dividends on Prosperity common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Prosperity’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity.

Legacy

Legacy’s common stock is traded on the NASDAQ under the symbol “LTXB”. As of September 16, 2019, the record date for the Legacy special meeting, there were approximately 1,685 record holders of Legacy common stock.

On an ongoing basis, Legacy’s major source of funds consists of dividends or capital distributions from Legacy Bank. There are numerous laws and banking regulations that limit Legacy Bank’s ability to pay dividends to Legacy. The ability of a subsidiary bank to pay dividends depends on its earnings and capital levels and may be limited by its regulators’ directives or orders. A Federal Reserve member bank, such as Legacy, generally must obtain regulatory approval of a dividend if the total dividends declared during the current year, including the proposed dividend, exceed net income for the current year and retained net income for the prior two years. It has been Legacy Bank’s policy to maintain a strong capital position, so in times of financial or economic distress Legacy Bank will be less likely to pay dividends to Legacy.

The ability of Legacy to pay dividends to its stockholders is dependent on the receipt of dividends from Legacy Bank. Under Maryland law, Legacy cannot pay cash dividends if it would render Legacy unable to pay its debts (unless they are paid from recent earnings) or become insolvent.

DESCRIPTION OF PROSPERITY CAPITAL STOCK

General

The following description summarizes some of the important rights of Prosperity shareholders, but does not purport to be a complete description of these rights. These rights can be determined in full only by reference to the federal and state banking laws and regulations, the TBOC and Prosperity’s articles of incorporation and bylaws, and this description is qualified in its entirety by reference to the foregoing. Prosperity has authorized two classes of stock: (a) 200,000,000 authorized shares of common stock, par value $1.00 per share, 68,396,778 shares of which were outstanding as of September 16, 2019; and (b) 20,000,000 authorized shares of preferred stock, par value $1.00 per share, none of which have been issued.

Prosperity Common Stock

The holders of Prosperity common stock are entitled to one vote for each share of Prosperity common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Prosperity board, all voting power is in Prosperity common stock. Holders of Prosperity common stock may not cumulate their votes for the election of directors. Holders of Prosperity common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Prosperity, or securities of Prosperity convertible into or carrying a right to subscribe to or acquire additional shares of Prosperity.

Holders of Prosperity common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Prosperity board. However, the Prosperity board may not declare or pay cash dividends on Prosperity common stock, and no Prosperity common stock may be purchased by Prosperity, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

In the event of liquidation of Prosperity, the holders of Prosperity common stock are entitled to share pro rata in any distribution of the assets of Prosperity, after the holders of shares of preferred stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Prosperity has been retired.

Prosperity Preferred Stock

The Prosperity preferred stock is available for issuance from time to time for various purposes as determined by the Prosperity board, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Prosperity articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Prosperity board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Prosperity.

Moreover, except as otherwise limited by the Prosperity articles of incorporation or applicable laws, rules or regulations, the Prosperity board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. The Prosperity articles require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

The Prosperity board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange. Under Texas law, shareholder approval prior to the issuance of shares of Prosperity common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Prosperity board that the delay necessary for shareholder approval of a specific issuance could be to the detriment of Prosperity and its shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Prosperity’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Prosperity’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of Prosperity common stock could include:

•	reduction of the amount otherwise available for payments of dividends on Prosperity common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on Prosperity common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of Prosperity common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of Prosperity common stock if the series of preferred stock is convertible, and is converted, into Prosperity common stock; and

•

restrictions on the rights of holders of Prosperity common stock to share in Prosperity’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for Prosperity’s common stock is Computershare Investor Services, Inc. at P.O. Box 505000, Louisville, Kentucky 40233-5000.

Listing

Prosperity’s common stock is listed on the NYSE under the symbol “PB.”

COMPARISON OF RIGHTS OF STOCKHOLDERS OF LEGACY AND SHAREHOLDERS OF PROSPERITY

The rights of stockholders of Legacy under the articles of incorporation and bylaws of Legacy and Maryland law will differ in some respects from the rights that stockholders of Legacy will have as shareholders of Prosperity under the articles of incorporation and bylaws of Prosperity and Texas law. Copies of Prosperity’s articles of incorporation and bylaws and Legacy’s articles of incorporation and bylaws have been previously filed with the SEC.

Certain differences between the provisions contained in the articles of incorporation and bylaws of Prosperity and Texas law and the articles of incorporation and bylaws of Legacy and Maryland law, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Maryland law and Texas law, as appropriate, and the articles of incorporation and bylaws of Legacy and the articles of incorporation and bylaws of Prosperity previously filed with the SEC.

LEGACY	PROSPERITY
Capitalization

The articles of incorporation of Legacy authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.01 per share and up to 10,000,000 shares of preferred stock, par value $0.01 per share.

As of the record date for the Legacy special meeting, there were 49,156,231 shares of Legacy common stock outstanding, and no shares of Legacy preferred stock outstanding.

The board of directors is authorized to provide for the issuance of preferred stock in series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights related thereto.

The articles of incorporation of Prosperity authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, and up to 20,000,000 shares of preferred stock, par value $1.00 per share.

As of the record date for the Prosperity special meeting, there were 68,396,778 shares of Prosperity common stock outstanding, and no shares of Prosperity preferred stock outstanding.

The board of directors is authorized to establish series of preferred stock by fixing and determining the relative rights and preferences of the shares of any such series, and to increase or decrease the number of shares within each such series.

Corporate Governance

Holders of Legacy capital stock are entitled to all the rights and obligations provided to stockholders under the Maryland General Corporation Law (the “MGCL”) and Legacy’s articles of incorporation and bylaws.	The rights of Prosperity shareholders are governed by Texas law and the articles of incorporation and bylaws of Prosperity.
Convertibility of Stock

Legacy common stock is not convertible into any other securities of Legacy.	Prosperity common stock is not convertible into any other securities of Prosperity.
Preemptive Rights

The articles of incorporation and bylaws of Legacy do not provide for preemptive rights.	The articles of incorporation and bylaws of Prosperity do not provide for preemptive rights.
Size of Board of Directors

The number of directors constituting Legacy’s board of directors shall initially be eight, which number may be	The number of directors constituting Prosperity’s board of directors shall initially be three and shall be

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increased or decreased in the manner provided in the bylaws of Legacy; provided, however, that such number shall never be less than the minimum number of directors required by the MGCL now or hereafter in force.

Each director shall hold office for a term ending at the next succeeding annual meeting of stockholders beginning with the annual meeting.

Legacy currently has eight directors on its board of directors.

determined from time to time by the board of directors as provided in the bylaws of Prosperity (but shall not be less than three); provided that no decrease in the number of directors which would have the effect of shortening the term of an incumbent director may be made by the board of directors.

Each director shall hold office for the term for which such director is elected, and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

Prosperity currently has eleven directors on its board of directors.

Election of Directors

In all elections for directors at meetings of stockholders, other than Contested Elections (as defined below), each director shall be elected by a majority of the votes cast with respect to such director, meaning that in order to be elected, the number of votes cast “for” a director nominee’s election must exceed the number of votes cast “against” such director nominee’s election.

In the case of any Contested Election, directors shall be elected by a plurality of the votes cast.

An election for directors at a meeting of stockholders shall be deemed a “Contested Election” if, in connection with such meeting, (i) Legacy shall have received one or more notices that a stockholder has nominated or intends to nominate a person or persons for election as a director, which notice(s) purports to be in compliance with the requirements of Article I, Section 6(b) of Legacy’s bylaws or the requirements of applicable rules of the SEC then in effect, irrespective of whether Legacy has determined that any such notice is in compliance with such requirements, and (ii) as of the tenth day prior to the date on which Legacy files its definitive proxy statement for such meeting with the SEC (regardless of whether such proxy statement thereafter is revised or supplemented), such nomination(s) or proposed nomination(s) have not been withdrawn by such stockholder and, as a result, the number of nominees or proposed nominees for election at such meeting exceed the number of directors to be elected at such meeting.

Directors of Prosperity are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. In an uncontested election, any nominee for election who receives a greater number of “withhold” votes than votes “for” election will promptly tender to the board his or her offer of resignation. If such an event were to occur, the Nominating and Corporate Governance Committee will consider the resignation offer and make a recommendation to the board whether to accept or reject the resignation offer based on all factors it deems relevant, including the various factors set forth in the bylaws. The board will act on the Nominating and Corporate Governance Committee’s recommendation within 90 days following certification of the shareholder vote.

Prosperity shareholders are not permitted to cumulate their votes in the election of directors. Each share of Prosperity stock has one vote for each nominee for director.

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The articles of incorporation of Legacy provide that stockholders are not permitted to cumulate their votes in the election of directors.
Board Classification

Legacy’s articles of incorporation and bylaws do not currently provide for a classified board of directors; each director serves until his or her successor is elected and qualified, and all directors are up for election annually.	Prosperity’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three-year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Prosperity’s board of directors because at least two annual meetings of shareholders are required to change control of the board.
Removal of Directors and Board Vacancies

Legacy’s articles of incorporation provide that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors (provided that Legacy’s articles of incorporation generally prohibit any stockholder who beneficially owns more than 10% of the outstanding shares of Legacy common stock from voting shares in excess of that amount), voting together as a single class.

Legacy’s bylaws provide that any vacancies in the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by a majority vote of the directors then in office, even if less than a quorum, and any director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified.

Prosperity’s bylaws provide that any director or the entire board of directors may be removed, but only for cause, by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors.

Any vacancies occurring on the Prosperity board of directors may be filled by the remaining Prosperity directors; and any directors so chosen will hold office until the next annual meeting held for the election of directors and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.

Amendment of Governing Documents

Legacy’s articles of incorporation may be amended in accordance with the MGCL, which generally requires the approval of the board of directors and the holders of a majority of the outstanding shares of Legacy common stock. The amendment of certain provisions of Legacy’s charter, however, requires the vote of the holders of at least 80% of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors (provided that Legacy’s articles of incorporation generally prohibit any stockholder who beneficially owns more than 10% of the outstanding	Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation.

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shares of Legacy common stock from voting shares in excess of that amount), voting together as a single class.

These include provisions relating to: the ability of the board of directors to designate and set the terms of series of preferred stock; the voting limitations on greater than 10% stockholders; the number, classification, election and removal of directors; certain business combinations with greater than 10% stockholders; the prevention of greenmail; indemnification of directors and officers; limitation on liability of directors and officers; and amendments to the articles of incorporation and bylaws. Legacy’s articles of incorporation provide by their terms that they may be amended by Legacy’s board of directors, without a stockholder vote, to change the number of shares of capital stock authorized for issuance.

Legacy’s bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by Legacy’s stockholders, by the vote of the holders of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors (provided that Legacy’s articles of incorporation generally prohibit any stockholder who beneficially owns more than 10% of the outstanding shares of Legacy common stock from voting shares in excess of that amount), voting together as a single class.

Prosperity’s articles of incorporation provide that they may be amended upon the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.

Prosperity’s bylaws provide that the bylaws may be amended by the board of directors or the shareholders. Such action by the board of directors shall require the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board of directors. Such action by the shareholders shall require the affirmative vote of at least two-thirds of the issued and outstanding shares of stock entitled to vote thereon.

Notice of Shareholder Meetings

Notice of each stockholder meeting must be given to each stockholder entitled to vote and to each other stockholder entitled to notice not less than 10 nor more than 90 days before the date of the meeting.	The bylaws provide that Prosperity must give written notice not less than 10 nor more than 60 days before any shareholder meeting to each shareholder of record entitled to vote at such meeting.
Shareholder Actions; Quorum

Legacy’s bylaws provide that special meetings of stockholders may be called by the President or by the board of directors by vote of a majority of the board. In addition, Legacy’s bylaws provide that a special meeting of stockholders shall be called by the Secretary of Legacy on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

The holders of at least one-third of all shares entitled to vote at the meeting, present in person or by proxy, constitutes a quorum at any stockholder meeting.

Under the MGCL, unless the MGCL or a corporation’s charter provide otherwise, at a meeting of stockholders a majority of all the votes cast at a meeting at which a

Prosperity’s articles of incorporation and bylaws provide that special meetings of the shareholders may be called only by the Chairman of the Board, by the Chief Executive Officer, by the President, by a majority of the board of directors or by the holders of not less than 50% of the outstanding shares entitled to vote at the proposed special meeting.

The holders of a majority of the stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum at any meeting of shareholders for the transaction of business.

Prosperity’s articles of incorporation do not provide for less than unanimous consent when shareholder

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quorum is present is sufficient to approve any matter which properly comes before a meeting (provided that Legacy’s articles of incorporation generally prohibit any stockholder who beneficially owns more than 10% of the outstanding shares of Legacy common stock from voting shares in excess of that amount).

The MGCL provides that a consolidation, merger, share exchange or sale, lease, exchange or transfer of all or substantially all of the corporation’s assets generally must be approved at a meeting of a corporation’s stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, but a corporation’s charter may provide for a lesser proportion if at least a majority. Legacy’s articles of incorporation contain a provision that reduces this vote requirement to the holders of a majority of the outstanding shares entitled to vote.

Legacy’s bylaws provide that, except as described in the following sentence, any action required or permitted to be taken at a meeting of stockholders may instead be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter.

The bylaws also provide that, unless Legacy’s articles of incorporation provide otherwise, the holders of any class of Legacy stock, other than common stock, that is entitled to vote generally in the election of directors may act by consent without a meeting if the consent is given in writing or by electronic transmission by the holders entitled to cast the minimum number of votes that would be necessary to approve the action at a meeting of stockholders.

action is taken without a meeting, and therefore, no action may be taken by written consent unless all shareholders agree.

Each share of Prosperity common stock has one vote for each matter properly brought before the shareholders.

The TBOC provides that a merger, interest exchange, conversion, or sale of all or substantially all of a corporation’s assets must be approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, but a corporation’s charter may provide for a lesser proportion if at least a majority.

Prosperity’s articles of incorporation provide that the vote or concurrence of the holders of a majority of the shares of Prosperity stock entitled to vote at a meeting at which a quorum is present shall decide any matter properly brought before a meeting of the shareholders, including any matter for which the TBOC would otherwise require a vote greater than a majority.

Shareholder Proposal of Business or Nominations for Directors

Legacy’s bylaws provide that Legacy must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal must be received by Legacy no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on	Proposals for business to be brought before any shareholder meeting may be made by the board of directors or by any shareholder entitled to vote in such meeting. If a proposal is made by a shareholder, the shareholder must give timely written notice. To be timely, notice given in the context of an annual meeting must be received by Prosperity not less than 120 days in advance of the first anniversary of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting

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which notice of the meeting is mailed or otherwise transmitted or public disclosure of the meeting date is first made, whichever occurs first.

Legacy’s bylaws also provide that Legacy must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination must be received by the secretary no later than the tenth day following the day on which notice of the meeting is mailed or otherwise transmitted or public disclosure of the meeting date is first made, whichever occurs first.

or 10 days following the date the public announcement is made regarding the special meeting. The chairman of any meeting of shareholders will determine whether the business was properly brought before the meeting and, if the facts so warrant, may refuse to transact any business at such meeting which has not been properly brought before the meeting.

Nominations for election to the Prosperity board of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors, provided the shareholder gives timely written notice of such intention. To be timely, notice given in the context of an annual meeting of shareholders must be received by Prosperity not less than 120 days in advance of the first anniversary of the date of Prosperity’s proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of an annual meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the annual meeting. Prosperity’s chairman of the board will determine whether a nomination is made in accordance with these procedures.

Anti-Takeover Provisions and Other Shareholder Protections

The MGCL contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. Legacy has opted-out of the Maryland business combination statute through a provision in its articles of incorporation.	The TBOC contains a business combination statute that prohibits a Texas corporation from engaging in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless: (1) the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder.

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Legacy’s articles of incorporation provide that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of Legacy require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 10% stockholder of Legacy or who is an affiliate of Legacy and at any time within the past two years was a greater than 10% stockholder of Legacy.

The foregoing statute is not applicable to a business combination with a corporation that opted out of such provision through its articles of incorporation of bylaws; or to a business combination with an affiliated shareholder who became one inadvertently, if the affiliated shareholder (i) divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and (ii) would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition.

Prosperity has not opted out of the foregoing anti-takeover statute.

Indemnification; Limitation of Director Liability

Legacy’s articles of incorporation require Legacy to indemnify its current and former directors and officers, whether serving Legacy or at its request any other entity, to the fullest extent required or permitted by the MGCL, including the advancement of expenses. If and to the extent authorized by the board of directors and permitted by law, Legacy may indemnify other employees and agents.

Legacy’s articles of incorporation provide that an officer or director of Legacy shall not be liable to Legacy or its stockholders for money damages, except to the extent:

•  it is proved that the person actually received an improper benefit or profit, for the amount of the benefit or profit;

•  a final judgment or adjudication against the person is based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action against the person; or

•  to the extent otherwise provided in the MGCL.

Prosperity’s articles of incorporation and bylaws provide for mandatory indemnification to the fullest extent allowed by Texas law for all former or present directors or officers and all persons who are or were serving at the request of Prosperity as a director, officer, partner or trustee of another entity.

Prosperity’s articles of incorporation and bylaws provide that no director of Prosperity will be liable to Prosperity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exculpation from liability is not permitted under Texas law.

Prosperity’s articles of incorporation and bylaws provide that the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or in a similar capacity or who is or was serving as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity against any liability incurred by such person in such a capacity or arising out of such person’s status.

Prevention of Greenmail

Legacy’s articles of incorporation generally prohibit Legacy from acquiring any of its own equity securities from a beneficial owner of 5% or more of Legacy’s voting stock unless: (i) the acquisition is approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote in the	Prosperity’s articles of incorporation do not contain an anti-greenmail provision.

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election of directors, voting together as a single class; (ii) the acquisition is made as part of a tender or exchange offer by Legacy or a subsidiary of Legacy to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of the Legacy equity security and is approved by a majority of the board of directors, including a majority of the disinterested directors.
Non-Stockholder Constituency Provision

Legacy’s articles of incorporation provide that when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of Legacy, (2) merge or consolidate Legacy with another corporation or entity or (3) acquire all or substantially all of the properties and assets of Legacy, or when evaluating any other transaction which would or may involve a change in control of Legacy, Legacy’s board of directors may, in exercising its business judgment as to what is in the best interests of Legacy and its stockholders and in making any recommendation to Legacy’s stockholders, give due consideration to all relevant factors, including, but not limited to:

•  the immediate and long-term economic effect upon Legacy’s stockholders, including stockholders, if any, who do not participate in the transaction;

•  the social and economic effect on the employees, creditors and customers of, and others dealing with, Legacy and its subsidiaries and on the communities in which Legacy and its subsidiaries operate or are located;

•  whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Legacy;

•  whether a more favorable price could be obtained for Legacy’s stock or other securities in the future;

•  the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they

Prosperity’s articles of incorporation do not contain a non-shareholder constituency provision.

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would affect the employees of Legacy and its subsidiaries;

•  the future value of the stock or any other securities of Legacy or the other entity to be involved in the proposed transaction;

•  any antitrust or other legal and regulatory issues that are raised by the proposal;

•  the business and historical, current or projected future financial condition or operating results of the other entity to be involved in the proposed transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•  the ability of Legacy to fulfill its objectives as a bank holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution.

If Legacy’s board of directors determines that any proposed transaction of the type described above should be rejected, it may take any lawful action to defeat the transaction, including, but not limited to, any or all of the following:

•  advising stockholders not to accept the proposal;

•  instituting litigation against the party making the proposal;

•  filing complaints with governmental and regulatory authorities;

•  acquiring the stock or any other securities of Legacy;

•  increasing the authorized capital stock of Legacy;

•  selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect to authorized but unissued stock;

•  acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and

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• obtaining a more favorable offer from another individual or entity.
Rights of Dissenting Shareholders

The MGCL provides that, subject to very limited exceptions, a stockholder is not entitled to demand the fair value of his or her shares in any transaction if the corporation’s stock is listed on a national securities exchange. Because Legacy’s common stock is listed on the NASDAQ, the holders of Legacy common stock generally are not entitled to appraisal rights under any circumstances, regardless of the form of consideration to be paid for their shares.	Under the TBOC, a shareholder of Prosperity has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under the TBOC, a shareholder of Prosperity may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash. Accordingly, the holders of Prosperity common stock will not have dissenters’ or appraisal rights in connection with the merger or the share issuance.
Exclusive Forum

Legacy does not have an exclusive forum bylaw.	Prosperity does not have an exclusive forum bylaw.

EXPERTS

The consolidated financial statements of Prosperity, incorporated in this joint proxy statement/prospectus by reference from Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of Prosperity’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Legacy as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, incorporated in this joint proxy statement/prospectus by reference to Legacy’s Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein. Such consolidated financial statements have been so incorporated by reference herein in reliance upon the reports of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Prosperity common stock to be issued by Prosperity in connection with the merger will be passed upon by Bracewell LLP, Houston, Texas. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Prosperity by Bracewell LLP, Houston, Texas, and for Legacy by Shapiro Bieging Barber Otteson LLP, Denver, Colorado.

SHAREHOLDER PROPOSALS FOR ANNUAL MEETING OF SHAREHOLDERS IN 2020

Prosperity

If a Prosperity shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in Prosperity’s proxy statement for the annual meeting of shareholders in 2020, Prosperity must have received such proposal and supporting statements, if any, at its principal executive office no later than November 14, 2019, unless the date of Prosperity’s 2020 Annual Meeting of Shareholders is changed by more than 30 days from April 16, 2020 (the one-year anniversary date of the 2019 Annual Meeting), in which case the proposal must be received a reasonable time before Prosperity begins to print and mail its proxy materials.

If a shareholder desires to submit a shareholder proposal outside of Rule 14a-8 to be brought before Prosperity’s annual meeting of shareholders in 2020, the shareholder must give timely notice in writing to the Prosperity Secretary at Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027. Prosperity must receive such notice at its principal executive office no less than 120 days prior to the first anniversary of the date of the Prosperity’s proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders, pursuant to and subject to Prosperity’s bylaws.

A shareholder’s notice to the Prosperity Secretary must set forth, as to each matter the shareholder proposes to bring before Prosperity’s annual meeting of shareholders in 2020:

(i)         the name and residence address of the shareholder of Prosperity who intends to make a nomination or present any other matter;

(ii)        a representation that the shareholder is a holder of Prosperity’s voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the annual meeting to make the nomination or bring up the matter specified in the notice;

(iii)        with respect to notice of an intent to make a nomination for the election of a person as a director of Prosperity, a description of all arrangements or understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(iv)        with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the board of directors of Prosperity; and

(v)        with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the shareholder in the matter.

Notice of intent to make a nomination of a person for election as a director of Prosperity shall be accompanied by the written consent of each nominee to serve as director of Prosperity if so elected.

Such proposals should be submitted in writing to the following address:

Prosperity Bancshares, Inc.

Attn: Secretary

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Legacy

If the merger occurs in the expected timeframe, there will be no Legacy annual meeting of stockholders in 2020. In that case, stockholder proposals must be submitted to the secretary of Prosperity in accordance with the procedures described above.

In case the merger is not completed on the expected timeframe, or at all, Legacy may hold an annual meeting of stockholders in 2020. Business must be properly brought before an annual meeting in order to be considered by stockholders. If Legacy holds an annual meeting of stockholders in 2020, to be considered for inclusion in Legacy’s proxy statement for such meeting, a stockholder proposal must be received by Legacy’s secretary at the address indicated below no later than December 17, 2019 and must satisfy the requirements of Rule 14a-8 of Regulation 14A of the SEC proxy rules. Any stockholder proposal submitted for inclusion in Legacy’s proxy materials will be subject to the rules and regulations of the SEC concerning stockholder proposals.

Pursuant to Article I, Section 6 of Legacy’s bylaws, nominations for the election of directors may be made by a stockholder entitled to vote for the election of directors by delivering a notice in writing to Legacy’s Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the annual meeting of stockholders for the preceding year. Director nominations proposed by stockholders for the 2020 annual meeting of stockholders must be delivered to Legacy’s Secretary (at the address indicated below) no earlier than January 21, 2020 and not later than the close of business on February 20, 2020. If, however, the date of the next annual meeting is before April 30, 2020 or after July 19, 2020, the notice of the stockholder proposal must instead be received by Legacy’s Secretary not earlier than the close of business on the 120th day prior to the date of the next annual meeting and not later than the close of business on the later of the 90th day before the date of the next annual meeting or the tenth day following the first to occur of the day on which notice of the date of the next annual meeting is mailed or otherwise transmitted or the day on which public announcement of the date of the next annual meeting is first made by Legacy.

Pursuant to Legacy’s bylaws and the rules and regulations of the SEC, the notice stating a desire to nominate any person for election as a director of Legacy must contain the following items:

(i)         the name and address of such stockholder as they appear on Legacy’s books and of the beneficial owner, if any, on whose behalf the nomination is made;

(ii)         the class or series and number of shares of capital stock of Legacy which are owned beneficially or of record by such stockholder and such beneficial owner;

(iii)         a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

(iv)        a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

(v)         any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. A copy of Legacy’s bylaws specifying the above requirements will be furnished to any stockholder upon written request to the secretary at the following address:

LegacyTexas Financial Group, Inc.

Attn: Corporate Secretary

5851 Legacy Circle

Plano, Texas 75024

OTHER MATTERS

No matters will be presented for consideration at the Prosperity special meeting of shareholders or the Legacy special meeting of shareholders other than as described in this joint proxy statement/prospectus.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries (such as brokers, banks and other nominees that hold shares in “street name”) to satisfy the delivery requirements for proxy statements, prospectuses and certain other materials by delivering a single copy of these materials to an address shared by two or more of Prosperity’s shareholders or Legacy’s stockholders. This delivery method is referred to as “householding” and can result in significant cost savings for Prosperity and Legacy and, in turn, their respective shareholders and stockholders.

If your shares of Prosperity or Legacy common stock are held in “street name,” your bank, broker or other nominee may have delivered only one joint proxy statement/prospectus to multiple shareholders who share one address. However, you can request separate copies of these documents by contacting the broker, bank or other nominee. Conversely, if your Prosperity or Legacy shares are held in “street name” and you do not wish to receive separate copies of a Prosperity or Legacy proxy statement, as applicable, in the future, you can request “householding” by contacting the broker, bank or other nominee.

WHERE YOU CAN FIND MORE INFORMATION

Prosperity and Legacy each file reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Prosperity and Legacy, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Documents filed by Prosperity with the SEC are available from Prosperity without charge. You may obtain documents filed by Prosperity with the SEC by requesting them in writing or by telephone from Prosperity at the following address:

Prosperity Bancshares, Inc.

Attention: Investor Relations

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Telephone: (281) 269-7199

You may obtain documents filed by Legacy with the SEC by requesting them in writing or by telephone from Legacy at the following address:

LegacyTexas Financial Group, Inc.

Attention: Investor Relations

5851 Legacy Circle

Plano, Texas 75024

Telephone: (972) 578-5000

To obtain timely delivery of the documents before the special meeting of shareholders of Prosperity or stockholders of Legacy, you must request the information by no later than five business days prior to the Prosperity special meeting, or October 22, 2019, or five business days prior to the Legacy special meeting, or October 21, 2019.

Documents filed by Prosperity with the SEC are also available on Prosperity’s website www.prosperitybankusa.com. Documents filed by Legacy with the SEC are also available on Legacy’s website www.legacytexas.com. Information furnished by Prosperity or Legacy and information on, or accessible through, the SEC’s or Prosperity’s or Legacy’s website is not part of this prospectus.

Prosperity has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the Prosperity common stock to be issued to stockholders of Legacy in the merger. This joint proxy statement/prospectus constitutes the prospectus of Prosperity filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

In addition to being a joint proxy statement of Prosperity and Legacy, this document is the prospectus of Prosperity for the shares of its common stock that will be issued in connection with the merger.

Prosperity shareholders who have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting their shares of Prosperity common stock, should contact Alliance Advisors, the proxy solicitor for Prosperity, at the following address and telephone number:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

Legacy stockholders who have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting their shares of Legacy common stock should contact Alliance Advisors, the proxy solicitor for Legacy, at the following address and telephone number:

Alliance Advisors

200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003

(833) 786-6483

You should rely only on the information contained in this joint proxy statement/prospectus. Neither Prosperity nor Legacy has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of its date. It may not continue to be correct after this date. Legacy has supplied all of the information about Legacy and its subsidiaries contained in this joint proxy statement/prospectus and Prosperity has supplied all of the information contained in this joint proxy statement/prospectus about Prosperity and its subsidiaries.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this joint proxy statement/prospectus, which means:

•	incorporated documents are considered part of this joint proxy statement/prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in or incorporated by reference into this joint proxy statement/prospectus.

Prosperity and Legacy incorporate by reference the documents listed below:

Prosperity:

•	Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019;

•	The information in Prosperity’s definitive proxy statement on Schedule 14A for Prosperity’s 2019 annual meeting of shareholders, filed with the SEC on March 14, 2019;

•	Prosperity’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, filed with the SEC on May 7, 2019, and June 30, 2019, filed with the SEC on August 2, 2019;

•

Current Reports on Form 8-K filed by Prosperity with the SEC on February 13, 2019, March 29, 2019, April 18, 2019, June  17, 2019 (other than Item 7.01 and Exhibits 99.1 and 99.2), June  18, 2019 and June 20, 2019 (other than any Current Report on Form 8-K or any portion or portions of a Form 8-K submitted to the SEC on any such date and deemed furnished and not filed in accordance with SEC rules); and

•

The description of Prosperity’s common stock contained in Prosperity’s Registration Statement filed on Form 8-A with the SEC and dated December 22, 2011, including all amendments and reports filed with the SEC for purposes of updating such description.

Legacy:

•	Legacy’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 7, 2019;

•	The information in Legacy’s definitive proxy statement on Schedule 14A for Legacy’s 2019 annual meeting of stockholders, filed with the SEC on April 12, 2019;

•	Legacy’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, filed with the SEC on April 23, 2019, and June 30, 2019, filed with the SEC on July 24, 2019; and

•

Current Reports on Form 8-K filed by Legacy with the SEC on January 9, 2019, January  22, 2019 (other than Items 2.02 and 9.01), March  1, 2019, April  10, 2019, April  23, 2019 (other than Items 2.02 and 9.01), May  23, 2019, June  17, 2019 (other than Item 7.01 and Exhibits 99.1 and 99.2) and June 20, 2019 (other than any Current Report on Form 8-K or any portion or portions of a Form 8-K submitted to the SEC on any such date and deemed furnished and not filed in accordance with SEC rules).

The parties incorporate by reference in this joint proxy statement/prospectus any additional documents that Prosperity or Legacy may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or any exhibits thereto or other information “furnished” to the SEC and not filed in accordance with SEC rules), from the date of the registration statement of which this joint proxy statement/prospectus is a part until the termination of the offering of the shares offered hereby. Any material that Prosperity or Legacy may later file with the SEC will automatically update and supersede, where appropriate, the information previously filed with the SEC. These documents are available to you without charge. See “Where You Can Find More Information.”

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

APPENDIX A

Execution Version

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

PROSPERITY BANCSHARES, INC.

AND

LEGACYTEXAS FINANCIAL GROUP, INC.

Dated as of June 16, 2019

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Acquisition Proposal	58
Additional Agreements	1
Affiliate	77
Agreement	1
Allowance	27
Bank Merger	1
Bank Merger Agreement	11
Best Knowledge	77
Burdensome Condition	66
Business Day	77
Cancelled Shares	3
Certificate	12
Closing	10
Closing Date	10
Closing Date Deadline	71
Code	1
Confidentiality Agreement	57
Covered Employees	64
Debentures	35
Deferred Compensation Plan	59
Director Support Agreements	1
DP Contracts	35
Effective Time	8
Employee Plan	30
Employee Plans	30
Employment Agreements	1
Environmental Laws	78
ERISA Affiliate	31
Exchange Agent	12
Exchange Fund	12
Exchange Ratio	3
FDIA	18
FDIC	80
Financial Statements	21
FRB	17
Funding Arrangements	30
GAAP	19
Governmental Authority	78
Hazardous Material	78
Indemnified Parties	63
Investment Securities	78
IRS	24
Law	79
Legacy	1
Legacy 2007 Equity Plan	5
Legacy 2012 Equity Plan	5
Legacy 2017 Equity Plan	5
Legacy Bank	1
Legacy Board	6
Legacy Board Recommendation	6

Legacy Change in Recommendation	7
Legacy Equity Plans	5
Legacy ESOP	16
Legacy ESOP Trust	32
Legacy III Trust Agreement	35
Legacy Meeting	6
Legacy Nominees	66
Legacy Option	5
Legacy PSA	5
Legacy Representatives	56
Legacy RSA	5
Legacy SEC Reports	19
Legacy Shares	3
Legacy Subsidiaries	15
Legacy Subsidiary	15
Legacy Trust III	35
Legacy Trust III Common Securities	35
Legacy Trust III Preferred Securities	35
Liens	15
Material Adverse Change	79
Material Contract	22
Merger	1
Merger Consideration	3
MGCL	2
NASDAQ	17
NYSE	3
Operative Documents	35
Per Share Cash Consideration	3
Per Share Stock Consideration	5
Permitted Encumbrances	51
Person	79
Properties	79
Property	79
Proprietary Rights	26
Prosperity	1
Prosperity Bank	1
Prosperity Board	7
Prosperity Board Recommendation	8
Prosperity Employee Plan	77
Prosperity Funding Arrangements	47
Prosperity Meeting	7
Prosperity Properties	78
Prosperity Property	78
Prosperity SEC Reports	41
Prosperity Share Closing Price	3
Prosperity Shares	3
Prosperity Subsidiaries	38
Prosperity Subsidiary	38
Proxy Statement	5
Registration Statement	5

A-v

Regulatory Agency	80
Regulatory Agreement	29
Regulatory Approvals	65
Requisite Legacy Stockholder Approval	16
Requisite Prosperity Shareholder Approval	39
Resulting Bank Board	66
Resulting Corporation	1
Resulting Corporation Board	66
SEC	5
Securities	35
Securities Act	6
Subsidiary	80

Superior Proposal	58
Takeover Statutes	67
tax	25
tax return	25
tax returns	25
taxes	25
TBOC	2
TDB	80
Termination Fee	72
Transmittal Materials	13
Trust Securities	35

A-vi

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made and entered into as of the 16th day of June, 2019, by and between Prosperity Bancshares, Inc., a Texas corporation and registered financial holding company with its principal offices in Houston, Texas (“Prosperity”), and LegacyTexas Financial Group, Inc., a Maryland corporation and registered bank holding company with its principal offices in Plano, Texas (“Legacy”).

RECITALS:

WHEREAS, Legacy owns all of the capital stock of LegacyTexas Bank, a Texas banking association with its home office in Plano, Texas (“Legacy Bank”);

WHEREAS, the parties intend that Legacy merge with and into Prosperity (the “Merger”), with Prosperity continuing as the corporation surviving the Merger (the “Resulting Corporation”) as provided for herein, and this Agreement shall constitute an agreement and plan of merger with respect to such Merger;

WHEREAS, the boards of directors of Prosperity and Legacy believe that the Merger, as provided for and subject to the terms and conditions set forth in this Agreement and all exhibits, schedules and supplements hereto, is in the best interests of Prosperity and Legacy, respectively, and their shareholders and stockholders, respectively;

WHEREAS, after the Merger, Prosperity will effect the merger of Legacy Bank with and into Prosperity Bank, a Texas banking association and a wholly-owned subsidiary of Prosperity (“Prosperity Bank”), with Prosperity Bank continuing as the surviving bank (such transaction, the “Bank Merger”);

WHEREAS, the parties intend: (i) that the Merger will qualify as a “reorganization” within the meaning of § 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder; (ii) that the Bank Merger qualify as a “reorganization” within the meaning of § 368(a) of the Code and the rules and regulations promulgated thereunder; and (iii) that this Agreement constitutes a plan of reorganization for purposes of § 368 of the Code and within the meaning of Treasury Regulation § 1.368-2(g);

WHEREAS, contemporaneously with the execution of this Agreement: (i) Prosperity Bank entered into employment agreements with certain Legacy and Legacy Bank personnel set forth in Confidential Schedule A (the “Employment Agreements”); and (ii) Prosperity entered into director support agreements with certain non-employee directors of Legacy and Legacy Bank (the “Director Support Agreements”), the Employment Agreements, and the Director Support Agreements to be effective at the Effective Time (collectively, the “Additional Agreements”);

WHEREAS, Prosperity and Legacy desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby; and

WHEREAS, the respective boards of directors of Prosperity and Legacy have adopted this Agreement and approved the proposed transactions contemplated hereby (including the Merger and the Bank Merger), and have resolved to recommend that the shareholders of Prosperity and the stockholders of Legacy approve this Agreement and the transactions contemplated hereby, including the Merger.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration,

the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

ARTICLE I

ACQUISITION OF LEGACY BY PROSPERITY

Section 1.01    Merger of Legacy with and into Prosperity. Subject to the terms and conditions of this Agreement, Legacy will merge with and into Prosperity in accordance with the applicable provisions of the Texas Business Organizations Code (the “TBOC”) and the Maryland General Corporation Law (the “MGCL”).

Section 1.02    Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the TBOC and the MGCL. After the Merger, Prosperity shall be the Resulting Corporation and shall continue its corporate existence under the laws of the State of Texas, and the separate corporate existence of Legacy shall cease. The name of the Resulting Corporation shall be “Prosperity Bancshares, Inc.” The existing principal place of business of Prosperity immediately preceding the Merger shall be the principal place of business of the Resulting Corporation after the Merger. At the Effective Time, all rights, title and interests to all real estate and other property owned by Legacy shall be allocated to and vested in the Resulting Corporation without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon. At the Effective Time, all liabilities and obligations of Legacy shall be allocated to the Resulting Corporation, and the Resulting Corporation shall be the primary obligor therefor.

Section 1.03    Articles of Incorporation and Bylaws. As a result of the Merger, the Articles of Incorporation and Bylaws, each as in effect immediately prior to the Effective Time, of Prosperity shall continue in effect as the Articles of Incorporation and Bylaws of the Resulting Corporation until the same shall be amended and changed as provided by applicable Law.

Section 1.04    Directors and Executive Officers. Subject to the appointment of the Legacy Nominees as contemplated in Section 7.04, the directors and senior officers of Prosperity as of the Effective Time shall be the directors and senior officers of the Resulting Corporation, and such directors and senior officers shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Resulting Corporation or as otherwise provided by applicable Law.

Section 1.05    Conversion of Legacy Shares. At the Effective Time by virtue of this Agreement and without any action on the part of Prosperity, Legacy or the holder of any of the following securities:

(A)    Each share of common stock, par value $0.01 per share, of Legacy (such shares, the “Legacy Shares”) issued and outstanding as of immediately prior to the Effective Time, excluding any Cancelled Shares, shall be converted into the right to receive: (i) 0.5280 (the “Exchange Ratio”) shares of common stock, par value $1.00 per share, of Prosperity (the “Prosperity Shares”), subject to adjustment in accordance with Section 1.05(C); and (ii) $6.28 in cash, without interest (“Per Share Cash Consideration”) (the consideration described in the foregoing clauses (i) and (ii), the “Merger Consideration”).

(B)    All Legacy Shares issued and outstanding immediately prior to the Effective Time that are owned directly by Prosperity or Legacy, including any Legacy Shares held in the treasury of Legacy (in each case, other than Legacy Shares: (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties; or (ii) held, directly or indirectly, by Prosperity or Legacy in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(C)    Notwithstanding anything in this Agreement to the contrary, Prosperity will not issue any certificates or scrip representing fractional Prosperity Shares otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Prosperity shall pay to each former holder of Legacy Shares otherwise entitled to receive such fractional share an amount of cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing-sale prices of Prosperity Shares on the New York Stock Exchange (“NYSE”) as reported by the Wall Street Journal for the five full trading days ending on the trading day preceding the Closing Date (the “Prosperity Share Closing Price”) by (ii) the fraction (rounded to the nearest thousandths when expressed in decimal form) of a Prosperity Share which such holder would otherwise be entitled to receive pursuant to this Section 1.05.

Section 1.06    Treatment of Legacy Equity Awards.

(A)    Legacy Options. At the Effective Time, each Legacy Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration with respect to a number of Legacy Shares (rounded down to the nearest whole share) equal to the quotient of: (i) the product of (a) the number of Legacy Shares subject to such Legacy Option multiplied by (b) the excess, if any, of (I) the sum of the Per Share Stock Consideration and the Per Share Cash Consideration over (II) the exercise price per share, divided by (ii) the sum of the Per Share Stock Consideration and the Per Share Cash Consideration. Prosperity shall issue the consideration described in this Section 1.06(A), less applicable tax withholdings, as soon as practicable after the Effective Time. Any applicable tax withholdings shall first be applied to reduce the Per Share Cash Consideration payable in respect of the holder’s Legacy Options and to the extent applicable tax withholdings exceed the Per Share Cash Consideration payable in respect of the holder’s Legacy Options, the balance of the applicable tax withholdings shall be applied to reduce the number of Prosperity Shares payable in respect of the holder’s Legacy Options based on the Prosperity Share Closing Price. Any Legacy Option that has an exercise price per Legacy Share that is greater than or equal to the sum of (x) Per Share Stock Consideration plus (y) the Per Share Cash Consideration shall be cancelled in exchange for no consideration.

(B)    Legacy RSAs. At the Effective Time, each unvested Legacy RSA that is outstanding as of immediately prior to the Effective Time, consistent with the terms of the applicable Legacy Equity Plan shall vest (notwithstanding any provision in any award agreement to the contrary) and be entitled to receive the Merger Consideration set forth in Section 1.05(A) in respect of each vested Legacy Share subject to such Legacy Equity Plan, which for any Legacy RSA subject to the satisfaction of performance criteria shall be calculated assuming satisfaction of such criteria at target performance levels set forth in the applicable award agreement. As soon as practicable after the Effective Time, Prosperity shall deliver or cause to be delivered the Merger Consideration payable in respect of such Legacy RSAs to the holders thereof. Any applicable tax withholdings shall first be applied to reduce the Per Share Cash Consideration payable in respect of the holder’s Legacy RSAs and to the extent applicable tax withholdings exceed the Per Share Cash Consideration payable in respect of the holder’s Legacy RSAs, the balance of the applicable tax withholdings shall be applied to reduce the number of Prosperity Shares payable in respect of the holder’s Legacy RSAs based on the Prosperity Share Closing Price.

(C)    Legacy PSAs. At the Effective Time, each unvested Legacy PSA that is outstanding as of immediately prior to the Effective Time, consistent with the terms of the Legacy 2017 Equity Plan shall vest (notwithstanding any provision in any award agreement to the contrary) and be entitled to receive the Merger Consideration set forth in Section 1.05(A) in respect of each vested Legacy Share subject to such Legacy PSA, which for any Legacy PSA subject to the satisfaction of performance criteria shall be calculated assuming satisfaction of such criteria at target performance levels set forth in the applicable award agreement. As soon as practicable after the Effective Time, Prosperity shall deliver or cause to be delivered the Merger Consideration payable in respect of such Legacy PSAs to the holders thereof. Any applicable tax withholdings shall first be applied to reduce the Per Share Cash Consideration payable in respect of the holder’s Legacy PSAs and to the extent applicable tax withholdings exceed the Per Share Cash Consideration payable in respect of the holder’s Legacy PSAs, the balance of the applicable tax withholdings shall be applied to reduce the number of Prosperity Shares payable in respect of the holder’s Legacy PSAs based on the Prosperity Share Closing Price.

(D)    Legacy Actions. Prior to the Effective Time, the Legacy Board or the appropriate committee thereof shall adopt resolutions and take such other actions with respect to the Legacy Equity Plans as are necessary to give effect to the transactions contemplated by this Section 1.06.

(E)    Prosperity Actions. Prosperity shall take all corporate action necessary to issue a sufficient number of Prosperity Shares with respect to the settlement of Legacy Equity Awards contemplated by this Section 1.06.

(F)    For purposes of this Agreement, the following terms shall have the following meanings:

(i)	“Legacy 2007 Equity Plan” means the ViewPoint Financial Group 2007 Equity Incentive Plan, as amended.

(ii)	“Legacy 2012 Equity Plan” means the ViewPoint Financial Group, Inc. 2012 Equity Incentive Plan, as amended.

(iii)	“Legacy 2017 Equity Plan” means the Legacy 2017 Omnibus Incentive Plan, as amended.

(iv)	“Legacy Equity Plans” means, collectively, the Legacy 2007 Equity Plan, the Legacy 2012 Equity Plan and the Legacy 2017 Equity Plan.

(v)	“Legacy Option” means an option award issued pursuant to the terms of a Legacy Equity Plan.

(vi)	“Legacy PSA” means a performance share award issued pursuant to the terms of a Legacy Equity Plan.

(vii)	“Legacy RSA” means a restricted stock award issued pursuant to the terms of a Legacy Equity Plan.

(viii)	“Per Share Stock Consideration” means the product of (A) the Exchange Ratio multiplied by (B) the Prosperity Share Closing Price.

Section 1.07    Treatment of Prosperity Shares. Each Prosperity Share outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain issued and outstanding as one share of common stock of Prosperity as the Resulting Corporation.

Section 1.08    SEC Filing and Shareholder Approval.

(A)    As promptly as practicable following the date of this Agreement, Prosperity shall prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by Prosperity with the Securities and Exchange Commission (“SEC”) in connection with the issuance of the Prosperity Shares to the Legacy stockholders pursuant to Section 1.05 (including the Proxy Statement for the shareholder meeting of Prosperity and the stockholder meeting of Legacy and prospectus and other proxy solicitation materials constituting a part thereof (together, the “Proxy Statement”) and all related documents). Legacy shall prepare and furnish to Prosperity such information relating to Legacy and its directors, officers and stockholders as may be reasonably required to comply with SEC rules and regulations in connection with the Registration Statement. Prosperity shall provide Legacy, and its legal, financial and accounting advisors, the right to review, provide comments upon and approve (not to be unreasonably withheld): (i) the Registration Statement in advance of such Registration Statement being filed with the SEC; and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before filing or submission to the SEC. Prosperity shall consider in good faith all comments from Legacy and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information. Legacy agrees to reasonably cooperate with Prosperity and Prosperity’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other required actions in connection with the Registration Statement and the Proxy Statement. If Legacy has

reasonably cooperated and promptly provided information required to be delivered by it for inclusion in the Registration Statement and Proxy Statement as required by this Section 1.08(A) and Section 5.02, Prosperity shall file, or cause to be filed, the Registration Statement with the SEC on or before the 60th day following the date of this Agreement. Prosperity shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as reasonably practicable after the filing thereof. Prosperity also agrees to use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(B)    The Board of Directors of Legacy (the “Legacy Board”) shall duly call, give notice of, and cause to be held, a meeting of its stockholders (the “Legacy Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the Legacy Meeting. Specifically, the Legacy Board will present for the consideration of Legacy stockholders a proposal to approve the Merger pursuant to the terms of this Agreement. The Legacy Board will: (i) cause proper notice of the Legacy Meeting to be given to the Legacy stockholders in compliance with applicable Law and regulations; (ii) cause to be delivered to the Legacy stockholders the Proxy Statement; and (iii) subject to Section 1.08(C), recommend by the unanimous affirmative vote of the Legacy Board a vote in favor of approval of the proposals set forth in this Section 1.08(B) (the “Legacy Board Recommendation”) and use reasonable best efforts to obtain the Requisite Legacy Stockholder Approval. Legacy shall prepare and deliver (at its expense) the Proxy Statement to its stockholders as promptly as practicable after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing, and shall hold the Legacy Meeting as promptly as practicable thereafter and in any event on or before the 60th day after the date that the Registration Statement is declared effective. Except as otherwise set forth in Section 1.08(C), neither Legacy nor the Legacy Board nor any committee thereof shall: (a) withhold, withdraw or modify in any manner adverse to Prosperity or propose publicly to withhold, withdraw or modify in any manner adverse to Prosperity, the Legacy Board Recommendation or approval, recommendation or declaration of advisability by Legacy, the Legacy Board or any such committee thereof with respect to this Agreement or the transactions contemplated hereby; (b) approve or recommend to its stockholders, or resolve to or publicly propose or announce its intention to approve or recommend to its stockholders, an Acquisition Proposal; or (c) fail to publicly, finally and without qualification: (I) recommend against any Acquisition Proposal; or (II) reaffirm the Legacy Board Recommendation, in each case, within 10 Business Days after such Acquisition Proposal is made public or any request by Prosperity to do so (any of the foregoing, a “Legacy Change in Recommendation”).

(C)    Notwithstanding Section 1.08(B), prior to the receipt of the Requisite Legacy Stockholder Approval, Legacy and the Legacy Board are permitted to make a Legacy Change in Recommendation if and only to the extent that:

(i)	Legacy, the Legacy Subsidiaries and the Legacy Representatives, have complied in all material respects with Section 5.12;

(ii)	an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of Section 5.12) is made to Legacy by a third party, and such Acquisition Proposal is not withdrawn;

(iii)

the Legacy Board, after consultation with its outside counsel and financial advisor, has determined in good faith, after giving effect to all of the adjustments which may be offered by Prosperity pursuant to subclause (c) of item (4) below, that failure to make a Legacy Change in Recommendation would reasonably be expected to be inconsistent with the Legacy Board’s fiduciary duties under applicable Law; and

(iv) (a)

the Legacy Board has concluded in good faith, after giving effect to all of the adjustments which may be offered by Prosperity pursuant to subclause (c) below, that such Acquisition Proposal constitutes a Superior Proposal; (b) Legacy has notified Prosperity, at least five Business Days in advance, of its intention to make a Legacy Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Superior Proposal) and furnished to Prosperity a written description of the material terms of such Superior Proposal; and

(c) before making such a Legacy Change in Recommendation, Legacy has, and has caused its financial and legal advisors to, during the period after Legacy’s delivery of the notice referred to in subclause (b) above, negotiated with Prosperity in good faith for a period of up to five Business Days (to the extent Prosperity desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. Any change to the material terms of a Superior Proposal shall require a new notice of Legacy’s intention to make a Legacy Change in Recommendation and the provisions of this Section 1.08(C) shall apply anew to such Superior Proposal.

(D)    The Board of Directors of Prosperity (the “Prosperity Board”) shall duly call, give notice of, and cause to be held, a meeting of its shareholders (the “Prosperity Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the Prosperity Meeting. Specifically, the Prosperity Board will present for the consideration of Prosperity shareholders a proposal to approve this Agreement and the issuance of Prosperity Shares in connection with the Merger. The Prosperity Board will: (i) cause proper notice of the Prosperity Meeting to be given to the Prosperity shareholders in compliance with applicable Law; (ii) distribute to the Prosperity shareholders the Proxy Statement; and (iii) recommend by the affirmative vote of the Prosperity Board a vote in favor of approval of the proposals set forth in this Section 1.08(D) (the “Prosperity Board Recommendation”) and use reasonable best efforts to obtain the Requisite Prosperity Shareholder Approval. Prosperity shall prepare and deliver (at its expense) the Proxy Statement to its shareholders as promptly as practicable after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing, and shall hold the Prosperity Meeting as promptly as practicable thereafter and in any event on or before the 60th day after the date that the Registration Statement is declared effective. Neither Prosperity nor the Prosperity Board nor any committee thereof shall withhold, withdraw or modify in any manner adverse to Legacy or propose publicly to withhold, withdraw or modify in any manner adverse to Legacy, the Prosperity Board Recommendation or approval, recommendation or declaration of advisability by Prosperity, the Prosperity Board or any such committee thereof with respect to this Agreement or the transactions contemplated hereby.

(E)    Nothing contained in this Section 1.08 shall prohibit Legacy from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement; provided, further, that any such disclosure (other than a “stop, look and listen” statement pending disclosure of its position thereunder, which is followed within 10 Business Days by an unqualified public reaffirmation of the Legacy Board Recommendation) shall be deemed for all purposes of this Agreement to be a Legacy Change in Recommendation unless the Legacy Board expressly publicly reaffirms without qualification the Legacy Board Recommendation in connection with such communication.

Section 1.09    Effective Time. The “Effective Time” means the effective time of the Merger as specified in the certificate of merger to be filed with the Texas Secretary of State and the certificate of merger to be filed with the Secretary of State of the State of Maryland, respectively, on the Closing Date, which, unless otherwise agreed by Prosperity and Legacy in writing, shall be (A) 12:01 a.m. on the first day of the calendar month immediately following the calendar month in which the Closing Date occurs if the Closing Date occurs during a month other than the month of December 2019, or (B) 11:59 p.m. on December 31, 2019 if the Closing Date occurs during the month of December 2019.

Section 1.10    Bank Merger. Immediately after the Effective Time, Prosperity shall cause the Bank Merger to be consummated.

Section 1.11    Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the Prosperity Shares or Legacy Shares are changed, or if the Prosperity Board sets a related record date that will occur before the Effective Time for a change, into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a share dividend thereon is declared with a record date within said period, an appropriate and proportionate adjustment shall be made to the Merger Consideration, the Exchange Ratio, the Per Share Cash Consideration and/or any dependent items, to provide to the Legacy stockholders the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this sentence shall be construed to permit any party to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 1.12    Tax Matters.

(A)    None of Prosperity, Prosperity Bank, Legacy or Legacy Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that reasonably could be expected to prevent the Merger from qualifying as a reorganization within the meaning of § 368 of the Code. Prosperity, Prosperity Bank, Legacy and Legacy Bank shall each use reasonable best efforts to cause: (i) the Merger to qualify as a “reorganization” within the meaning of § 368(a) of the Code; and (ii) each of Prosperity and Legacy to be a party to the reorganization within the meaning of § 368(b) of the Code. Further to the foregoing, none of Prosperity, Prosperity Bank, Legacy or Legacy Bank shall take or agree to take any action in the future that reasonably could be expected to prevent: (a) the Merger from qualifying as a reorganization within the meaning of § 368 of the Code; or (b) either Prosperity or Legacy from being considered a party to the reorganization within the meaning of § 368(b) of the Code. Each of Prosperity, Prosperity Bank, Legacy and Legacy Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Merger as a “reorganization” within the meaning of § 368(a) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

(B)    None of Prosperity, Prosperity Bank, Legacy or Legacy Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that reasonably could be expected to prevent the Bank Merger from qualifying as a reorganization within the meaning of § 368 of the Code. Prosperity, Prosperity Bank, Legacy and Legacy Bank shall each use reasonable best efforts to cause: (i) the Bank Merger to qualify as a “reorganization” within the meaning of § 368(a) of the Code; and (ii) each of Prosperity Bank and Legacy Bank to be a party to the reorganization within the meaning of § 368(b) of the Code. Further to the foregoing, none of Prosperity, Prosperity Bank, Legacy or Legacy Bank shall take or agree to take any action in the future that reasonably could be expected to prevent: (a) the Bank Merger from qualifying as a reorganization within the meaning of § 368 of the Code; or (b) either Prosperity Bank or Legacy Bank from being considered a party to the reorganization within the meaning of § 368(b) of the Code. Each of Prosperity, Prosperity Bank, Legacy and Legacy Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Bank Merger as a “reorganization” within the meaning of § 368(a) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

(C)    Prosperity shall deliver to Shapiro Bieging Barber Otteson LLP and Bracewell LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Prosperity, containing representations of Prosperity, and Legacy shall deliver to Shapiro Bieging Barber Otteson LLP and Bracewell LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Legacy, containing representations of Legacy, in each case as shall be reasonably necessary or appropriate to enable Shapiro Bieging Barber Otteson LLP to render the tax opinion described in Section 8.10 and to enable Bracewell LLP to render the tax opinion described in Section 9.10. Each of Prosperity, Prosperity Bank, Legacy and Legacy Bank shall use reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 1.12(C).

ARTICLE II

THE CLOSING AND EXCHANGE PROCEDURES

Section 2.01    Time and Place of the Closing and Closing Date. The closing of the transactions contemplated under this Agreement (the “Closing”) shall be consummated on a date (the “Closing Date”) which shall be the last Business Day of the calendar month that includes the first Business Day during which all of the conditions set forth in ARTICLE VIII and ARTICLE IX have been satisfied or (subject to applicable Law) waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date is agreed to in writing by Prosperity and Legacy. At the Closing, the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

The Closing shall take place at 10:00 a.m., local time at the executive offices of Prosperity on the Closing Date, or at such other time and place to which Prosperity and Legacy may agree.

Section 2.02    Actions to Be Taken at the Closing by Legacy. At the Closing, Legacy shall execute and acknowledge (where appropriate) and deliver to Prosperity such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to Prosperity’s obligations to close hereunder):

(A)    A certificate, dated as of the Closing Date, duly executed by the Secretary of Legacy, acting solely in such person’s capacity as an officer of Legacy, pursuant to which Legacy shall certify: (i) the due adoption by the Legacy Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents to which Legacy is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger; (ii) the approval by the stockholders of Legacy of the Merger pursuant to this Agreement; and (iii) the incumbency and true signatures of those officers of Legacy duly authorized to act on its behalf in connection with the execution and delivery of this Agreement and any other agreements and documents to which Legacy is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Legacy;

(B)    A certificate, dated as of the Closing Date, duly executed by the Secretary of Legacy Bank, acting solely in such person’s capacity as an officer of Legacy Bank, pursuant to which Legacy Bank shall certify: (i) the due adoption by the Board of Directors of Legacy Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”) and any other agreements and documents to which Legacy Bank is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by Legacy as the sole shareholder of Legacy Bank of the Bank Merger Agreement and the consummation of the transactions contemplated thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Legacy Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Legacy Bank is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Legacy Bank;

(C)    A certificate duly executed by an executive officer of Legacy, acting solely in such Person’s capacity as an executive officer of Legacy, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 9.01, Section 9.02, Section 9.06(A) and Section 9.09;

(D)    Executed certificates of merger and other documents reasonably necessary to consummate the Merger and the Bank Merger; and

(E)    All other documents required to be delivered to Prosperity by Legacy under the provisions of this Agreement.

Section 2.03    Actions to Be Taken at the Closing by Prosperity. At the Closing, Prosperity shall execute and acknowledge (where appropriate) and deliver to Legacy such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to Legacy’s obligations to close hereunder):

(A)    A certificate, dated as of the Closing Date, duly executed by the Secretary of Prosperity, acting solely in such person’s capacity as an officer of Prosperity, pursuant to which Prosperity shall certify: (i) the due adoption by the Prosperity Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents to which Prosperity is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger; (ii) the approval by the shareholders of Prosperity of this Agreement and the issuance of Prosperity Shares in connection with the Merger (iii) the incumbency and true signatures of those officers of Prosperity duly authorized to act on its behalf in connection with the execution and delivery of this Agreement and any other agreements and documents to which Prosperity is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Prosperity;

(B)    A certificate, dated as of the Closing Date, duly executed by the Secretary of Prosperity Bank, acting solely in such person’s capacity as an officer of Prosperity Bank, pursuant to which Prosperity Bank shall certify: (i) the due adoption by the Board of Directors of Prosperity Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Prosperity Bank is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by Prosperity as the sole shareholder of Prosperity Bank of the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Prosperity Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Prosperity Bank is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby, on behalf of Prosperity Bank;

(C)    A certificate duly executed by an executive officer of Prosperity, acting solely in such Person’s capacity as an executive officer of Prosperity, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 8.01, Section 8.02, Section 8.06(B) and Section 8.09;

(D)    Executed certificates of merger and other documents reasonably necessary to consummate the Merger and the Bank Merger; and

(E)    All other documents required to be delivered to Legacy by Prosperity under the provisions of this Agreement.

Section 2.04    Exchange Procedures.

(A)    On the Business Day immediately preceding the Closing Date, Prosperity shall deposit or cause to be deposited in trust with Computershare Investor Services, Inc. or another bank or trust company mutually agreeable to Prosperity and Legacy (the “Exchange Agent”), for the benefit of the holders of the Legacy Shares: (i) certificates for shares or, at Prosperity’s option, evidence of shares in book entry form, including via the direct registration system (collectively, referred to herein as “certificates”) representing the aggregate number of Prosperity Shares which the holders of Legacy Shares are entitled to receive pursuant to Section 1.05; and (ii) a cash amount sufficient to pay: (a) the aggregate cash portion of the Merger Consideration; and (b) any cash payable in lieu of fractional shares pursuant to Section 1.05(C) (such Prosperity Shares and cash described in the foregoing clauses (a) and (b), the “Exchange Fund”).

(B)    The Resulting Corporation shall use commercially reasonable efforts to cause the Exchange Agent to mail, as soon as practicable after the Effective Time, but in no event more than 10 Business Days after the Effective Time, to each record holder of an outstanding certificate or certificates representing Legacy Shares (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry accounts relating to the ownership of Legacy Shares), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Prosperity shall provide a draft of the form of letter of transmittal to Legacy no later than 10 days prior to the Closing Date. The form and substance of the letter of transmittal and any associated cover letter shall be mutually acceptable to Prosperity and Legacy before such transmittal materials are mailed to the holders of the Certificates. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal properly completed and duly executed (the “Transmittal Materials”), such Certificate shall forthwith be canceled and the holder of such Certificate shall be entitled to receive in exchange therefor: (i) a certificate representing that number of Prosperity Shares equal to the product (rounded down to a whole Prosperity Share) of (a) the Exchange Ratio, multiplied by (b) the number of Legacy Shares represented by such Certificate; and (ii) a check representing an amount of cash equal to the sum of (a) the product of (I) the Per Share Cash Consideration, multiplied by (II) the number of Legacy Shares represented by such Certificate; plus (b) the amount of cash as the payment in lieu of the issuance of fractional Prosperity Shares calculated in accordance with Section 1.05(C). Until surrendered in accordance with this Section 2.04, each Certificate (other than Certificates representing Cancelled Shares) shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration without any interest thereon. The Resulting Corporation will use commercially reasonable efforts to cause the Exchange Agent to review the Transmittal Materials promptly after receipt of the Transmittal Materials in order to verify proper completion and execution thereof. As soon as practicable after the Effective Time and the surrender of a Certificate to the Exchange Agent, together with properly completed and executed Transmittal Materials, the Resulting Corporation will use commercially reasonable efforts to cause the Exchange Agent to deliver the Merger Consideration as soon as practicable.

(C)    After the Effective Time, the share transfer ledger of Legacy shall be closed and there shall be no transfers on the share transfer books of Legacy of the Legacy Shares which were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates are presented to the Resulting Corporation, they shall be presented to the Exchange Agent and exchanged as provided in this Section 2.04 as soon as practicable.

(D)    No dividends or other distributions declared after the Effective Time with respect to Prosperity Shares and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.04, and such Certificate has been accepted for surrender by the Exchange Agent; provided that thereafter, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the Prosperity Shares represented by such Certificate.

(E)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of Legacy for 12 months after the Exchange Agent first mails the letter of transmittal pursuant to this Section 2.04 shall be delivered to the Resulting Corporation upon demand, and any stockholders of Legacy who have not theretofore complied with the exchange procedures in this Section 2.04 shall look to the Resulting Corporation only, and not the Exchange Agent, for the payment of the Merger Consideration. If outstanding Certificates for Legacy Shares are not surrendered or the payment for them is not claimed before the date on which such Prosperity Shares or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property escheat or any other applicable Law, become the property of the Resulting Corporation (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property.

(F)    If any Prosperity Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to the Resulting Corporation) for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing Prosperity Shares in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. The Exchange Agent, Prosperity or the Resulting Corporation shall be entitled to deduct and withhold from any portion of the Merger Consideration or other consideration payable under this Agreement such amounts as the Exchange Agent, Prosperity or the Resulting Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that the amounts are so withheld by the Exchange Agent, Prosperity or the Resulting Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Legacy Shares, Legacy RSAs, Legacy PSAs or Legacy Options in respect of whom such deduction and withholding was made by the Exchange Agent, Prosperity or the Resulting Corporation, as the case may be.

(G)    None of Prosperity, the Resulting Corporation, Legacy, the Exchange Agent or any other Person shall be liable to any former holder of Legacy Shares for any Prosperity Share (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(H)    If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Prosperity, the Resulting Corporation or the Exchange Agent, the posting by such Person of a bond in such amount as Prosperity, the Resulting Corporation or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Prosperity, the Resulting Corporation or Legacy with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LEGACY

Except (A) as disclosed in the correspondingly enumerated section or subsection of the Confidential Schedules delivered herewith (provided, that each exception set forth on any Confidential Schedule shall be deemed to qualify such other representation and warranty only to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (notwithstanding the absence of a specific cross-reference)); or (B) disclosed in any Legacy SEC Reports publicly filed at least two Business Days prior to the date hereof (but excluding any disclosures set forth in any “risk factors,” “forward- looking statements” or “market risk” sections or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Legacy hereby makes the following representations and warranties to Prosperity.

Section 3.01    Organization and Ownership.

(A)    Legacy is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Legacy is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Legacy and each Legacy Subsidiary has all requisite corporate power and authority to own or lease and operate all of its Properties and assets, including, as applicable, each respective Legacy Subsidiary as now owned, and to carry on its business as it is now being conducted and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which it is a party. Legacy and each Legacy Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the Properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change in Legacy. True, correct and complete copies of the Articles of Incorporation and Bylaws of Legacy, each as amended to date, and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each Legacy Subsidiary, in each case as in effect as of the date of this Agreement, have been made available to Prosperity.

(B)    Legacy owns, directly or indirectly, all of the issued and outstanding shares of capital stock and equity securities of Legacy Bank and each other Legacy Subsidiary, free and clear of all liens, charges, mortgages, security interests and encumbrances of every kind or character (“Liens”), and no other Person has any equity or other ownership interest in Legacy Bank or any other Legacy Subsidiary. Confidential Schedule 3.01(B) sets forth a list identifying: (i) the owner and percentage ownership interest of all outstanding capital stock or other equity securities of each Legacy Subsidiary; (ii) all outstanding subscriptions, contracts, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind and the identity of the parties to any such agreements or arrangements (a) obligating any Legacy Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any security of or equity interest in any Legacy Subsidiary or to register under the Securities Act any security or equity interest of any Legacy Subsidiary; or (b) restricting the transfer of any security or equity interest of any Legacy Subsidiary. All of the outstanding shares of capital stock or other securities evidencing ownership of the Legacy Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by Legacy or another of its wholly owned Subsidiaries free and clear of any Lien. Other than Legacy Bank and the other Legacy Subsidiaries set forth in Confidential Schedule 3.01(B), Legacy does not, directly or indirectly, own or control any Affiliate or Subsidiary (collectively with Legacy Bank, the “Legacy Subsidiaries,” and each a “Legacy Subsidiary”). Legacy has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by Legacy has not been conducted through any other direct or indirect Subsidiary or Affiliate of Legacy other than the Legacy Subsidiaries set forth in Confidential Schedule 3.01(B). Legacy and Legacy Bank each has all requisite regulatory approvals and governmental permits and licenses necessary to own their respective Legacy Subsidiaries.

Section 3.02    Execution and Delivery. Legacy has full corporate power and authority to execute and deliver this Agreement and the other agreements to which Legacy is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which Legacy is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly approved by the Legacy Board, and the Legacy Board has resolved to direct that the Merger be submitted for consideration at a meeting of Legacy’s stockholders, subject to this Agreement, along with the Legacy Board’s recommendation that the Legacy stockholders vote to approve the Merger. Other than approval of Merger pursuant to this Agreement by the affirmative vote of a majority of the outstanding Legacy Shares entitled to vote thereon (the “Requisite Legacy Stockholder Approval”), and the adoption and approval of the Bank Merger Agreement by the board of directors of Legacy Bank and Legacy as its sole shareholder, no other corporate proceedings or approvals are necessary on the part of Legacy or its stockholders to approve this Agreement or the other agreements to which Legacy is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the other agreements and documents contemplated hereby to which Legacy is a party have been or at Closing will be, duly executed by Legacy and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of Legacy, enforceable against Legacy in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar Laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.03    Legacy Capitalization.

(A)    The authorized capital of Legacy consists of: (i) 90,000,000 shares of common stock, par value $0.01 per share, of which 48,827,288 shares are issued and outstanding as of the date of this Agreement

(including 305,929 shares outstanding in respect of Legacy RSAs (assuming, in the case of Legacy RSAs that are performance-vesting awards, achievement of the applicable performance goals at the target level) and 981,482.015 shares held pursuant to the terms of the Legacy 401(k) Employee Stock Ownership Plan (the “Legacy ESOP”), but excluding 67,358 shares outstanding in respect of Legacy PSAs (assuming, in the case of Legacy PSAs that are performance-vesting awards, achievement of the applicable performance goals at the target level) and 1,669,028 shares that are issuable upon exercise of the Legacy Options); and (ii) 10,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding as of the date of this Agreement. All offerings by Legacy to issue its capital securities have terminated. Except as otherwise set forth in Confidential Schedule 3.03(A): (a) there are no other shares of capital stock or other equity or voting securities of Legacy or equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Legacy or any of its Subsidiaries) of any kind or character issued, designated, reserved for issuance or outstanding; (b) neither Legacy nor any Legacy Subsidiary has issued nor is Legacy or any Legacy Subsidiary bound by outstanding subscriptions, contracts, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind (I) obligating such party to issue, transfer, sell, purchase, redeem or otherwise acquire any security of or equity interest in Legacy, or to register under the Securities Act any security of or equity interest in Legacy; or (II) restricting the transfer of or otherwise relating to any security of or equity interest in Legacy; and (c) there are no bonds, debentures, notes or other indebtedness issued or outstanding that have the right to vote on any matters on which stockholders of Legacy may vote. There are no outstanding contractual obligations of Legacy to vote or dispose of any Legacy Shares and there are no stockholder agreements, voting trusts or similar agreements relating to the Legacy Shares to which Legacy or any Legacy Subsidiary is a party. Legacy does not have in effect a “poison pill” or similar stockholder rights plan. All of the issued and outstanding Legacy Shares have been duly authorized, validly issued and are fully paid and nonassessable, and are not subject to preemptive rights and were not issued in violation of the preemptive rights of any Person. The Legacy Shares have been issued in material compliance with applicable securities Laws. There are no restrictions applicable to the payment of dividends on the Legacy Shares except pursuant to applicable Law, and all dividends declared prior to the date of this Agreement have been paid. With respect to each grant of Legacy RSAs, Legacy PSAs and Legacy Options: (1) each such grant was made in accordance with the terms of the Legacy 2007 Equity Plan, Legacy 2012 Equity Plan or Legacy 2017 Equity Plan, as applicable, the Exchange Act and all other applicable Law, including the rules of NASDAQ Stock Market, Inc. Global Select Market System (the “NASDAQ”); and (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Legacy and disclosed in the Legacy SEC Reports in accordance with the Exchange Act and all other applicable Law. All Legacy RSAs and Legacy PSAs are issued and outstanding and are included in the number of Legacy Shares shown as issued and outstanding in this Section 3.03(A).

(B)    Confidential Schedule 3.03(B) contains a true, correct and complete list of the holders of Legacy RSAs and Legacy PSAs as of the date of this Agreement, listing the name of each holder of Legacy RSAs and Legacy PSAs, the number of shares of Legacy RSAs and Legacy PSAs (with respect to the Legacy RSAs and Legacy PSAs that are performance-vesting awards, assuming achievement of the applicable performance goals at the target level), the applicable vesting schedule for any time-vesting Legacy RSAs and Legacy PSAs and performance period for any performance-vesting Legacy RSAs and Legacy PSAs, and the Legacy Equity Incentive Plan pursuant to which the award was made.

(C)    Confidential Schedule 3.03(C) contains a true, correct and complete list of the Legacy Options as of the date of this Agreement, and for each Legacy Option, the name of the holder thereof, the number of Legacy Shares subject thereto, the terms of vesting, the amount vested and outstanding, the amount unvested and outstanding, the grant and expiration dates, the exercise price thereof and the Legacy Equity Incentive Plan pursuant to which the award was made. All Legacy Options have an exercise price equal to no less than the fair market value of the underlying security on the date of grant.

Section 3.04    Legacy Bank.

(A)    Legacy Bank is a Texas banking association whose primary federal regulator is the Board of Governors of the Federal Reserve System (the “FRB”), and is duly organized, validly existing and in good standing under the Laws of the State of Texas. True, correct and complete copies of the certificate of formation and bylaws of Legacy Bank, each as amended to date, have been made available to Prosperity. Legacy Bank is an insured bank as defined in the Federal Deposit Insurance Act of 1950, as amended (the “FDIA”). Except as otherwise set forth in Confidential Schedule 3.04(A), Legacy Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Legacy Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Legacy Bank.

(B)    The authorized capital stock of Legacy Bank consists of 75,000,000 shares of common stock, par value $1.00 per share, of which 2,063,400 shares are issued and outstanding as of the date of this Agreement, and 25,000,000 shares of serial preferred stock, par value $1.00 per share, of which no shares are issued and outstanding as of the date of this Agreement. Legacy is in possession of all certificates evidencing all of the outstanding shares of capital stock of Legacy Bank and there are no other authorized or outstanding equity securities of Legacy of any kind or character. All of the outstanding shares of capital stock of Legacy Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any Person and have been issued in material compliance with applicable securities Laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Legacy Bank, except pursuant to applicable Law, and all dividends declared before the date of this Agreement on such capital stock have been paid. Except as otherwise set forth in Confidential Schedule 3.04(B), neither Legacy nor any Legacy Subsidiary has issued nor is Legacy or any Legacy Subsidiary bound by outstanding subscriptions, contracts, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind: (i) obligating such party to issue, transfer, sell, purchase, redeem or otherwise acquire any security of or equity interest in a Legacy Subsidiary, or to register under the Securities Act any security of or equity interest in a Legacy Subsidiary; or (ii) restricting the transfer of or otherwise relating to any security of or equity interest in a Legacy Subsidiary. There are no outstanding contractual obligations of Legacy or Legacy Bank to vote or dispose of any shares of capital stock of Legacy Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Legacy Bank.

Section 3.05    No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Legacy or any Legacy Subsidiary with any of the terms or provisions hereof (if the Requisite Legacy Stockholder Approval and the Regulatory Approvals are obtained) will: (A) violate any provision of the charters, articles, certificates or bylaws of Legacy or any Legacy Subsidiary; (B) violate any Law applicable to Legacy or any Legacy Subsidiary or any of their Properties or assets; or (C) except as otherwise set forth in Confidential Schedule 3.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any Lien upon any of the respective Properties or assets of Legacy or any Legacy Subsidiary under, or require the prior consent of a third party pursuant to any Material Contract.

Section 3.06    Compliance with Laws, Permits and Instruments. Legacy and each Legacy Subsidiary, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. Legacy and each Legacy Subsidiary are and have been since December 31, 2016, in compliance with applicable Law and written policies of any Governmental Authority, except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to result in a Material Adverse Change in Legacy. Legacy is in material compliance with all applicable listing and corporate governance rules of NASDAQ.

Section 3.07    SEC Filings; Financial Statements.

(A)    Legacy has timely filed with or furnished to, as applicable, the SEC all documents required to be filed or furnished by Legacy or any of the Legacy Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2016 (the “Legacy SEC Reports”). The Legacy SEC Reports, including any Legacy SEC Reports filed after the date of this Agreement until the Effective Time, at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) complied as to form in all material respects with the applicable requirements of the U.S. federal securities Laws and other applicable Law; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Legacy SEC Reports or necessary in order to make the statements in such Legacy SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Legacy SEC Reports. To the Best Knowledge of Legacy, none of the Legacy SEC Reports is the subject of ongoing SEC review or investigation. Except as otherwise set forth in Confidential Schedule 3.07(A), none of the Legacy Subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents.

(B)    Each of the Legacy financial statements (including, in each case, any related notes) contained in the Legacy SEC Reports, including any Legacy SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto as of their respective dates, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in such financial statements or in the notes to such financial statements or, in the case of unaudited interim statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly presented in all material respects the consolidated financial position of Legacy and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows of Legacy and its Subsidiaries for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(C)    Legacy maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Legacy and its Subsidiaries. Legacy has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2016, Legacy has not experienced or effected any material change in internal control over financial reporting. No executive officer of Legacy has failed in any respect to make the certifications required of such executive officer under Section 302 or 906 of the Sarbanes-Oxley Act.

(D)    Legacy has not been notified by its independent public accounting firm that such accounting firm is of the view that any of Legacy’s financial statements should be restated which has not been restated in subsequent financial statements.

(E)    Since December 31, 2016, none of Legacy nor any of its Subsidiaries, nor, to Legacy’s Best Knowledge any director, officer or employee of Legacy or any of its Subsidiaries or any auditor, accountant or representative of Legacy or any of its Subsidiaries, has received any written allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Legacy or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Legacy or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Legacy or any of its Subsidiaries, whether or not employed by Legacy or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Legacy, any of its Subsidiaries or any of their officers, directors, employees or agents to Legacy’s or any of its Subsidiaries’ board of directors or any committee thereof or to any director or officer of Legacy or any of its Subsidiaries. Since December 31, 2016, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of Legacy’s or its Subsidiaries’ chief executive officer, chief financial officer, individuals performing similar functions, or Legacy’s or any of its Subsidiaries’ board of directors or any committee thereof.

(F)    The books and records kept by Legacy and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Law and accounting requirements.

(G)    There are no outstanding loans made by Legacy or any of its Subsidiaries to any executive officer or director of Legacy, other than loans that are subject to and in compliance with Regulation O under the Federal Reserve Act.

Section 3.08    Litigation. Except as otherwise set forth in Confidential Schedule 3.08, neither Legacy nor any Legacy Subsidiary is a party to any, and there are no pending or, to the Best Knowledge of Legacy, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Legacy or any Legacy Subsidiary which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of Legacy, is there any reasonable basis for any proceeding, claim or action against Legacy or any Legacy Subsidiary that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon Legacy or any Legacy Subsidiary or the assets or Property of Legacy or any Legacy Subsidiary that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 3.09    Governmental Consents and Approvals. The Legacy Board has: (A) resolved to call a special meeting of the Legacy stockholders for the purpose of approving the Merger pursuant to the terms of this Agreement; and (B) adopted a resolution directing that the Merger be submitted for consideration at a meeting of Legacy’s stockholders. No approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of Legacy or any Legacy Subsidiary in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by Legacy or any Legacy Subsidiary of the transactions contemplated hereby or thereby. To its Best Knowledge, Legacy is not aware of any fact or circumstance regarding Legacy or any of the Legacy Subsidiaries that would reasonably be expected to materially impede or delay Prosperity’s ability to obtain all requisite regulatory approvals to consummate the Merger in a timely manner.

Section 3.10    Undisclosed Liabilities. Neither Legacy nor any Legacy Subsidiary has any material liability or obligation, whether accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments), except: (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past practices since March 31, 2019; (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby; or (C) liabilities, obligations and expenses as disclosed on the consolidated balance sheet of Legacy dated as of March 31, 2019.

Section 3.11    Title to Property.

(A)    Confidential Schedule 3.11(A) contains a complete and correct list of all owned Property as of the date hereof. Other than as disclosed in Confidential Schedule 3.11(A), none of Legacy or any of its Subsidiaries owns any real property or premises on the date hereof in whole or in part.

(B)    Confidential Schedule 3.11(B) contains a complete and correct list of all leased or subleased Property, together with a list of all applicable leases or subleases and the name of the lessor or sublessor. Except as would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Change in Legacy, each of the leases to which Legacy or any of its Subsidiaries is a party is valid and existing and in full force and effect, and neither Legacy nor its Subsidiaries nor, to the Best Knowledge of Legacy, any counterparty thereto, is in default thereunder and no notice of a claim of default by any party has been delivered to Legacy or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto.

(C)    Except as set forth in Confidential Schedule 3.11(C), Legacy and each Legacy Subsidiary have good and indefeasible title to, or valid leasehold interest in, all of their respective tangible assets and Properties including all material personal properties reflected in the financial statements included in Legacy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Financial Statements”) or acquired thereafter, subject to no Liens except: (i) as reflected in the Financial Statements; (ii) statutory liens not yet delinquent; (iii) consensual landlord liens; (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held; (v) pledges of assets in the ordinary course of business to secure public funds deposits; and (vi) those assets and Properties disposed of for fair value in the ordinary course of business since December 31, 2018.

Section 3.12    Absence of Certain Changes or Events. Since March 31, 2019, each of Legacy and each Legacy Subsidiary has conducted its business only in the ordinary course materially consistent with past practices.

Section 3.13    Material Contracts. Except as otherwise set forth in Confidential Schedule 3.13, none of Legacy or any of its Subsidiaries is a party to, or bound by or subject to any contract, arrangement, commitment or understanding (whether written or oral) which is in effect as of the date hereof (any such contract, arrangement, commitment or understanding in the following categories, a “Material Contract”):

(A)    (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) containing covenants binding upon Legacy or its Subsidiaries that restrict the ability of Legacy or any of its Subsidiaries (or which, following the consummation of the Merger, would materially restrict the ability of the Resulting Corporation or its Subsidiaries) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger, would apply to the Resulting Corporation or any of its Subsidiaries; (iii) that could require the disposition of any material assets or line of business of Legacy or its Subsidiaries or, after the Effective Time, the Resulting Corporation or any of its Subsidiaries; or (iv) that prohibits or limits the right of Legacy or any of its Subsidiaries to sell or distribute any products or services in any material respect;

(B)    (i) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $250,000 per contract; or (ii) involving expenditures or commitments to purchase relating to information technology of an amount or value in excess of $250,000 over its remaining term;

(C)    relating to any direct or indirect indebtedness for borrowed money of Legacy or any of its Subsidiaries (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business), or any conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property and any equipment lease agreements involving payments to or by Legacy or any of its Subsidiaries in excess of $250,000 over the remaining term;

(D)    other than pursuant to Employee Plans, providing for payments to be made by Legacy or any of its Subsidiaries upon a change in control thereof;

(E)    that may not be cancelled by Prosperity, Legacy or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $250,000 (assuming such contract was terminated on the Closing Date);

(F)    containing any standstill or similar agreement pursuant to which Legacy or its Subsidiaries has agreed not to acquire assets or securities of another person;

(G)    that is entered into, or has been entered into in the two years prior to the date hereof, with: (i) any Affiliate of Legacy; (ii) any current or former director or executive officer or any Person beneficially owning five percent or more of the outstanding Legacy Shares; or (iii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a Person identified in clauses (i) or (ii) of this subsection;

(H)    that contains a put, call or similar right pursuant to which Legacy or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or any assets;

(I)    which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(J)    that involves performance of services or delivery of goods or materials to, or expenditures by, Legacy or any of its Subsidiaries of an amount or value in excess of $250,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of the banking or trust business;

(K)    relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) in respect of which there are any remaining material obligations (other than contracts relating to the acquisition or sale of other real estate owned);

(L)    granting to a Person any right, license, covenant not to sue or other right in the Proprietary Rights or grants to Legacy or any of its Subsidiaries a license or other right to any Proprietary Rights (including licenses to software, other than licenses to shrink-wrap or click-wrap software), in each case that involves the payment of more than $100,000 per annum or is material to the conduct of the business of Legacy or any of its Subsidiaries;

(M)    relating to the lease of real property or for the lease of personal property providing for annual payments of $100,000 or more; or

(N)    is otherwise not entered into in the ordinary course of business or that is material to Legacy or its Subsidiaries or its or their financial condition or results of operations.

Each Material Contract is valid and binding on Legacy or one of its Subsidiaries, as applicable, and in full force and effect, and none of Legacy or any of its Subsidiaries or, to the Best Knowledge of Legacy, any counterparty thereto, is in default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default by Legacy or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Change in Legacy. True, correct and complete copies of all Material Contracts have been made available to Prosperity. Neither Legacy nor any of its Subsidiaries, to the Best Knowledge of Legacy, has received notice of, any violation of any Material Contract by any of the other parties thereto which would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Change in Legacy.

Section 3.14    Taxes and Tax Returns.

(A)    Legacy and each Legacy Subsidiary have duly and timely filed or caused to be filed, taking into account all applicable extensions, all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, neither Legacy nor any Legacy Subsidiary has any material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

(B)    There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon Legacy or any Legacy Subsidiary, nor has Legacy or any Legacy Subsidiary given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

(C)    Proper and accurate amounts, if required by Law, have been withheld by Legacy and each Legacy Subsidiary from their respective employees, independent contractors, creditors, stockholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable Law.

(D)    The U.S. federal income tax returns of Legacy and each Legacy Subsidiary with respect to all taxable periods beginning on or after December 31, 2015 have not been audited or examined by the Internal Revenue Service (the “IRS”) and no such audit is currently pending or, to the Best Knowledge of Legacy, threatened. There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any tax with respect to Legacy or any Legacy Subsidiary, which waiver or extension is in effect.

(E)    No jurisdiction where Legacy and its Subsidiaries do not file a tax return has made a claim in writing that any of Legacy and its Subsidiaries is required to file a tax return in such jurisdiction.

(F)    No Liens for taxes exist with respect to any of the assets of Legacy and its Subsidiaries, except for statutory Liens for taxes not yet due and payable.

(G)    Neither Legacy nor any Legacy Subsidiary has entered into, or has any obligation under, any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement to indemnify any other Person with respect to taxes that will require any payment by Legacy or any Legacy Subsidiary after the date of this Agreement.

(H)    Neither Legacy nor any Legacy Subsidiary has been, within the past two years or otherwise, part of a “plan (or series of related transactions)” within the meaning of § 355(e) of the Code of which the transactions contemplated hereby are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of § 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under § 355 of the Code.

(I)    Neither Legacy nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(J)    Neither Legacy nor any of its Subsidiaries: (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Legacy); or (ii) has any liability for the taxes of any Person (other than Legacy or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(K)    Since January 1, 2015, neither Legacy nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Legacy or any of its Subsidiaries, and the IRS has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by Legacy or any Legacy Subsidiary).

(L)    Neither Legacy nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any: (i) adjustment required by a change in method of accounting; (ii) closing agreement; (iii) intercompany transaction; or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

(M)    Neither Legacy nor any of its Subsidiaries has any application pending with any Governmental Authority requesting permission for any changes in accounting method.

(N)    No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Authority with respect to Legacy or any of its Subsidiaries.

(O)    The terms “tax” and “taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon. Additionally, the terms “tax return” and “tax returns” means any return, declaration, report, claim for refund or information return or statement relating to taxes, including any schedule or attachment thereto and including any amendment thereof .

(P)    Legacy has made available to Prosperity correct and complete copies of all material U.S. federal income tax returns filed by Legacy with the IRS, examination reports, and statements of deficiencies assessed against or agreed to by Legacy or any Legacy Subsidiary, if any, in each case with respect to any taxable period beginning on or after December 31, 2016.

Section 3.15    Insurance. Confidential Schedule 3.15 contains a complete list of all policies of insurance, including fidelity and bond insurance, maintained as of the date of this Agreement by Legacy or any Legacy Subsidiary. Except as would not reasonably be likely, either individually or in the aggregate, to result in a Material Adverse Change in Legacy, all such policies: (A) are sufficient for compliance by Legacy and each Legacy Subsidiary, in all material respects, with all requirements of applicable Law and all agreements to which Legacy or a Legacy Subsidiary is a party; (B) are valid, outstanding and enforceable, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership, or similar Laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity); and (C) are presently in full force and effect, and, except as otherwise set forth in Confidential Schedule 3.15, no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither Legacy nor any Legacy Subsidiary is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion. Each Property of Legacy and each Legacy Subsidiary is insured for the benefit of Legacy and such Legacy Subsidiary in amounts deemed adequate by Legacy’s and each Legacy Subsidiary’s respective management against risks customarily insured against.

Section 3.16    No Material Adverse Change. There has not been any Material Adverse Change in Legacy since December 31, 2018.

Section 3.17    Proprietary Rights. Neither Legacy nor any Legacy Subsidiary requires the use of any material patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (collectively, “Proprietary Rights”) for the business or operations of Legacy and any Legacy Subsidiary that are not owned, held or licensed by Legacy or such Legacy Subsidiary. Except as set forth in Confidential Schedule 3.17, neither Legacy nor any Legacy Subsidiary has received within the past three years any written notice of infringement of or conflict with the rights of others with respect to the use by Legacy or such Legacy Subsidiary of Proprietary Rights, and there is no claim or action by any such Person pending or, to the Best Knowledge of Legacy, threatened.

Section 3.18    Transactions with Certain Persons and Entities. Except as disclosed in Confidential Schedule 3.18 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by Legacy or any Legacy Subsidiary to, and neither Legacy nor any Legacy Subsidiary is otherwise a creditor to any director or officer of Legacy or any Legacy Subsidiary nor is Legacy or any Legacy Subsidiary a debtor to any such Person other than as part of the terms of such person’s employment or service as a director with Legacy or any Legacy Subsidiary. Neither Legacy nor any Legacy Subsidiary uses any asset owned by any stockholder or any present or former director or officer of Legacy or any Legacy Subsidiary, or any Affiliate thereof, in the operations (other than personal belongings of such officers and directors located in Legacy Bank’s premises, the removal of which would not result in a Material Adverse Change in Legacy), nor do any of such persons own or have the right to use real property that is adjacent to property on which Legacy Bank’s facilities are located. Neither Legacy nor any Legacy Subsidiary is a party to any transaction or agreement with any director or officer (or their respective Affiliates) of Legacy or any Legacy Subsidiary (other than as part of the terms of such person’s employment or service as a director with Legacy or any Legacy Subsidiary).

Section 3.19    Evidences of Indebtedness. All evidences of indebtedness that are reflected as assets of Legacy or any Legacy Subsidiary are legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and the availability of injunctive relief, specific performance and other equitable remedies), and are not subject to any asserted or, to the Best Knowledge of Legacy, threatened, defenses, offsets or counterclaims that may reasonably be asserted against Legacy, any Legacy Subsidiary or the present holder thereof. The credit and collateral files of Legacy Bank contain all material information (excluding general, local or national industry, economic or similar conditions) actually known to Legacy or Legacy Bank that is required to be evaluated, in accordance with generally prevailing practices in the banking industry, the collectability of the loan portfolio of Legacy Bank (including loans that will be outstanding if Legacy Bank advances funds it is obligated to advance), except for items identified on Legacy Bank’s internal exception list which has been made available to Prosperity. Confidential Schedule 3.19 sets forth a true, correct and complete list of: (A) all loans in which Legacy Bank or any Legacy Subsidiary is a creditor which, as of March 31, 2019, has an outstanding balance of $500,000 or more and under the terms of which the obligor has, as of March 31, 2019, over 90 days delinquent in payment of principal or interest; (B) all loans of Legacy Bank and the Legacy Subsidiaries that, as of March 31, 2019, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Legacy Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the borrower thereunder, together with the aggregate principal amount of such loans by category of loan (e.g., commercial, consumer, etc.); and (C) each loan classified by Legacy Bank as a Troubled Debt Restructuring as defined by GAAP. To the Best Knowledge of Legacy, there is no condition, event, activity, practice or incident that would result in a violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of Legacy Bank. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Authority, including the Small Business Administration, each of such loans was made in material compliance and conformity with all relevant Laws and procedures such that such Governmental Authority’s guaranty of such loan is effective during the term of such loan in all material respects. The allowance for loan and lease losses (the “Allowance”) as reflected in the Legacy SEC Reports, and as of each quarter ended after December 31, 2018, was determined in accordance with GAAP and Legacy Bank’s existing methodology for determining the adequacy of the Allowance, such methodology, in the reasonable opinion of Legacy Bank’s management, being consistent with the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and in conformance with recommendations and comments in reports of examination in all material respects. Notwithstanding anything to the contrary contained in this Section 3.19, no representation or warranty is being made as to the sufficiency of collateral securing, or the collectability of, the loans of Legacy Bank.

Section 3.20    Employee Relationships. Neither Legacy nor any Legacy Subsidiary is a party to any collective bargaining agreement or to any consent decree or conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment, and except as otherwise set forth in Confidential Schedule 3.20, there is no charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, which has been asserted against Legacy or any Legacy Subsidiary that is now pending before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority that would reasonably be expected to result in liability to Legacy or any Legacy Subsidiary. There are no unfair labor practice complaints pending against Legacy or any Legacy Subsidiary before the National Labor Relations Board and no similar claims pending before any other Governmental Authority. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Legacy or any Legacy Subsidiary, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. Legacy and each Legacy Subsidiary is in compliance in all material respects with applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither Legacy nor any Legacy Subsidiary is engaged in any unfair labor practice. Each individual who renders services to Legacy or any of its Subsidiaries who is classified by Legacy or such Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Employee Plan) is properly so characterized. Legacy has made available to Prosperity a true and complete list, as of the date hereof, of all employees of Legacy or any Legacy Subsidiary, and for each such employee the following information: (i) title; (ii) current base compensation rate; and (iii) bonus or other incentive-based compensation paid in the immediately preceding calendar year.

Section 3.21    Condition of Assets. All tangible assets used by Legacy or any Legacy Subsidiary are in good operating condition, ordinary wear and tear excepted, and conform, in all material respects, with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. Neither Legacy’s nor any Legacy Subsidiary’s premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance or repairs that are not material in nature or cost.

Section 3.22    Environmental Compliance.

(A)    Each of Legacy, the Legacy Subsidiaries and all of their Properties and operations are in material compliance with all applicable Environmental Laws. To the Best Knowledge of Legacy, there are no past, present, or future conditions, events, activities, practices or incidents that would reasonably be expected to materially interfere with or prevent the compliance of Legacy or any Legacy Subsidiary with all applicable Environmental Laws.

(B)    Legacy and each Legacy Subsidiary have obtained all material permits, licenses and authorizations that are required under all applicable Environmental Laws.

(C)    No Hazardous Materials exist on, about or within any of the Properties, nor, to the Best Knowledge of Legacy, have any Hazardous Materials previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties, except as would not reasonably be expected to result in a Material Adverse Change. The use that Legacy or any Legacy Subsidiary makes of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties, except as would not reasonably be expected to result in a Material Adverse Change.

(D)    There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to the Best Knowledge of Legacy, threatened, against Legacy or any Legacy Subsidiary relating in any way to any Environmental Law. To the Best Knowledge of Legacy, neither Legacy nor any Legacy Subsidiary has any liability for remedial action under any Environmental Law. Neither Legacy nor any Legacy Subsidiary has received any written request for information by any Governmental Authority with respect to the condition, use or operation of any of the Properties nor has Legacy or any Legacy Subsidiary received any written notice from any Governmental Authority or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law (including any letter, notice or inquiry from any Person, including any Governmental Authority, informing Legacy or any Legacy Subsidiary that it is or may be liable in any way under any Environmental Laws or requesting information to enable such a determination to be made).

Section 3.23    Regulatory Compliance.

(A)    Neither Legacy nor any Legacy Subsidiary is now nor has been, since January 1, 2017: (i) subject to any cease-and-desist or other order or enforcement action issued by; (ii) a party to any written agreement, consent agreement or memorandum of understanding with; (iii) a party to any commitment letter or similar undertaking to; (iv) subject to any order or directive by; (v) ordered to pay any civil penalty by; (vi) a recipient of a supervisory letter from; or (vii) subject to any board resolutions adopted at the request or suggestion of, any Regulatory Agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of the items set forth in the preceding clauses (i) through (vii), a “Regulatory Agreement”).

There are no pending or, to the Best Knowledge of Legacy, threatened investigations by any Regulatory Agency, and to the Best Knowledge of Legacy, no Regulatory Agency is considering issuing, initiating, ordering or requesting any Regulatory Agreement with respect to Legacy or any Legacy Subsidiary.

(B)    Since January 1, 2017, all reports, records, registrations, statements, notices and other documents or information required to be filed by Legacy or any Legacy Subsidiary with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of Legacy, all information and data contained in such reports, records or other documents are true, correct and complete in all material respects. Legacy Bank is “well capitalized” (as that term is defined in 12 C.F.R. § 208.43), “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)), and received at least a satisfactory CRA rating at its most recent compliance examination.

Section 3.24    Absence of Certain Business Practices. Neither Legacy nor any Legacy Subsidiary nor, to the Best Knowledge of Legacy, any of their respective officers, employees or agents, nor, to the Best Knowledge of Legacy, any other Person acting on their behalf, has, directly or indirectly, since December 31, 2016, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Legacy or any Legacy Subsidiary (or assist Legacy or any Legacy Subsidiary in connection with any actual or proposed transaction) that: (A) would reasonably be expected to subject Legacy or any Legacy Subsidiary to any damage or penalty in any civil, criminal or governmental litigation or proceeding; (B) if not given in the past, would reasonably have resulted in a Material Adverse Change; or (C) if not continued in the future would reasonably be expected to result in a Material Adverse Change.

Section 3.25    Fiduciary Responsibilities. Each of Legacy and each Legacy Subsidiary has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with applicable Law, agreements and instruments.

Section 3.26    Guaranties. Except in the ordinary course of business and consistent with past practices and in material compliance with applicable Law, Legacy and the Legacy Subsidiaries have not guaranteed the obligations or liabilities of any other Person, firm or corporation.

Section 3.27    Employee Benefit Plans.

(A)    Set forth in Confidential Schedule 3.27(A) is a complete and correct list of all “employee benefit plans” (as defined in ERISA), whether or not subject to ERISA, all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, employment, termination, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which: (i) is currently sponsored, maintained or contributed to by Legacy or any Legacy Subsidiary, or with respect to which Legacy or any Legacy Subsidiary is a party or has any liability; and (ii) provides compensation or benefits to any current or former director, officer, employee or other service provider of Legacy or any Legacy Subsidiary, or the dependents of any thereof, regardless of whether funded or unfunded (herein collectively the “Employee Plans” and each individually an “Employee Plan”).

(B)    Legacy has made available to Prosperity true, correct and complete copies of the documents comprising each Employee Plan (or summary if no plan document exists) and any related trust agreements, annuity contracts, insurance policies or any other funding instruments (“Funding Arrangements”), any contracts with independent contractors (including actuaries and investment managers) that relate to any Employee Plan, the Form 5500 filed with the IRS in each of the two most recent plan years with respect to each Employee Plan, and related schedules and opinions, the most recently received IRS determination letter or opinion letter, if applicable, and such other documents, records or other materials related thereto, as reasonably requested by Prosperity.

(C)    No Employee Plan is subject to Section 302 or Title IV of ERISA or Sections 412, 430 or 4971 of the Code. Neither Legacy, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. No liability: (i) under Section 302 or Title IV of ERISA; (ii) under Sections 412, 430 or 4971 of the Code; (iii) as a result of a failure to comply with the continuation coverage requirements of § 601 et seq. of ERISA and § 4980B of the Code or similar state law; or (iv) under corresponding or similar provisions of foreign laws or regulations has been incurred by Legacy, its Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any such liability of Legacy, its Subsidiaries or any of their respective ERISA Affiliates. There have been no prohibited transactions (described under ERISA § 406 or Code § 4975(c)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Employee Plans and related Funding Arrangements that would reasonably be expected to subject Prosperity, Prosperity Bank, Legacy or any Legacy Subsidiary to any material taxes, penalties or other liabilities. For purposes of this Agreement, “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(D)    Each Employee Plan that is represented to be qualified under Code § 401(a) either has a current favorable determination letter from the IRS or is an adoption of a prototype or volume submitter plan for which a favorable opinion letter has been issued by the IRS, on which Legacy or a Legacy Subsidiary is entitled to reliance equivalent to a determination letter, and there are no existing circumstances, and no events have occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the related Funding Arrangement. All reports, descriptions and filings required by the Code, ERISA or any Governmental Authority with respect to each Employee Plan have been timely and completely filed or distributed. Each Employee Plan has been operated in material compliance with applicable Law and in accordance with its terms. All contributions (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due have been made with respect to each Employee Plan.

(E)    There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the Best Knowledge of Legacy, none are threatened, and no set of circumstances exists that would reasonably give rise to a claim or lawsuit, against the Employee Plans, any fiduciaries thereof with respect to their duties to the Employee Plans or the assets of any of the trusts under any of the Employee Plans that would reasonably be expected to result in any material liability of Legacy or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the U.S. Department of the Treasury, the U.S. Department of Labor, any participant in an Employee Plan or any other Person. No Employee Plan is under audit or the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Best Knowledge of Legacy, threatened.

(F)    Neither Legacy nor any Legacy Subsidiary has any liability for providing health, medical, death or other welfare benefits to any current or former employees, directors or other service providers (or their dependents or beneficiaries) after retirement or other termination of employment or service (other than for continuation coverage required under Code §4980B or applicable state Law, the cost of which is borne by the covered individuals), and no written or, to the Best Knowledge of Legacy, oral representations have been made by Legacy or any Legacy Subsidiary to any such individual promising or guaranteeing any employer payment or funding for any such coverage.

(G)    There are no material surrender charges, penalties, or other costs or fees that would reasonably be expected to be imposed by any Person against Legacy, any Legacy Subsidiary, an Employee Plan, or any other Person, including an Employee Plan participant or beneficiary, as a result of the consummation of the transactions contemplated by this Agreement with respect to any insurance, annuity or investment contracts or other similar investment held by any Employee Plan.

(H)    Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the guidance provided thereunder.

(I)    Except as otherwise set forth in Confidential Schedule 3.27(I), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) result in, cause the vesting, funding, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or other service provider of Legacy or any of its Subsidiaries; (ii) cause Legacy or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Employee Plan; or (iii) result in any limitation on the right of Legacy or any of its Subsidiaries to amend, merge, or terminate any Employee Plan or transfer or receive a reversion of assets from any Employee Plan or related trust. Except as otherwise set forth in Confidential Schedule 3.27(I), without limiting the generality of the immediately preceding sentence, no amount paid or payable (whether in cash, in property or in the form of benefits, acceleration of vesting or otherwise) by Legacy or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of section 280G of the Code. Copies of Legacy’s section 280G calculations in connection with the transactions contemplated hereby are included in Confidential Schedule 3.27(I).

(J)    No Employee Plan provides for the gross-up or reimbursement to any service provider for any taxes under Section 409A or 4999 of the Code or otherwise.

(K)    The Legacy ESOP, its related trust (the “Legacy ESOP Trust”), and the trustee of the Legacy ESOP Trust have been duly authorized and established by all necessary corporate action on the part of Legacy Bank and in accordance with applicable laws, regulations, and rulings. The Legacy ESOP Trust is a trust duly formed in accordance with the laws of the jurisdiction in which it is organized. The Legacy ESOP is and has been at all times since its inception, in form, an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA, which, in form, qualifies under Section 401(a) of the Code. The Legacy ESOP Trust is now, and has at all times since inception been, qualified under Section 501(a) of the Code. The Legacy Shares held by the Legacy ESOP Trust have constituted and constitute

“employer securities,” as defined in Section 409(l) of the Code, and “qualified employer securities,” as defined in Section 407(d)(5) of ERISA. As of the Closing, neither Legacy Bank nor any participant in the Legacy ESOP is or may be subject to liability by reason of Section 4979A of the Code. Except as set forth in Confidential Schedule 3.27(K), (i) the Legacy Shares held by the Legacy ESOP are owned of record and beneficially by the Legacy ESOP, free and clear of all Liens, and (ii) there are no liabilities or existing indebtedness of the Legacy ESOP other than the obligation to pay the benefits to the Legacy ESOP participants under the Legacy ESOP in the ordinary course. No Legacy Shares were acquired by the Legacy ESOP in a transaction pursuant to Section 1042 of the Code. All employer contributions to the Legacy ESOP were deductible under Section 404 of the Code for the year made. Legacy Bank and the Legacy ESOP have, at all times, complied with the voting requirements of Section 409(e) of the Code. There is no judgment, decree or order against the Legacy ESOP trustee, the Legacy ESOP Trust or the Legacy ESOP that would reasonably be expected to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to materially interfere with the ability of Legacy or Legacy Bank to consummate the transactions contemplated by this Agreement.

Section 3.28    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Legacy Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. § § 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Legacy Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Legacy Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Legacy Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the Laws referenced in this Section 3.28.

Section 3.29    Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Legacy Bank is in compliance in all material respects with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. Since December 31, 2016, Legacy has not received any written notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Best Knowledge of Legacy there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such Laws.

Section 3.30    Consumer Compliance Laws. All loans of Legacy Bank have been made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including Regulation Z (12 C.F.R. § 1026 et seq.) issued by the Bureau of Consumer Financial Protection, the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.) and all statutes governing the operation of banks operating in the State of Texas. Each such loan was made by Legacy Bank in the ordinary course of its lending business.

Section 3.31    Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Section 3-602 of the MGCL and any other applicable Takeover Statute.

Section 3.32    Fairness Opinion. Before the execution of this Agreement, the Legacy Board has received an opinion (which, if initially rendered orally, has been or will be confirmed in writing, dated the same date) from J.P. Morgan Securities LLC, to the effect that, based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, as of the date thereof, the Merger Consideration to be paid to the holders of Legacy Shares in the Merger, is fair to such holders from a financial point of view. As of the date of this Agreement, such opinion has not been amended or rescinded.

Section 3.33    Investment Securities.

(A)    Each of Legacy and its Subsidiaries has good and marketable title to all securities owned by it in all material respects (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent practices to secure obligations of Legacy or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Legacy and its Subsidiaries, taken as a whole. Such securities are valued on the books of Legacy and each of its Subsidiaries in accordance with GAAP in all material respects.

(B)    Legacy and each of its Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Legacy and each such Subsidiary believes are prudent and reasonable in the context of such businesses, and Legacy and its Subsidiaries have, since January  1, 2016, been in material compliance with such policies, practices and procedures in all material respects.

Section 3.34     Risk Management Instruments. Neither Legacy nor any Legacy Subsidiary is a party to nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof), other than those entered into in the ordinary course of business and in accordance with applicable Laws and with counterparties believed to be financially responsible, all of which are legal, valid and binding obligations of Legacy or its applicable Subsidiary, enforceable against Legacy or such Subsidiary in accordance with their respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar Laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity), and Legacy and its applicable Subsidiaries and, to Legacy’s Best Knowledge, each counterparty thereto, have duly performed in all material respects all of their material obligations thereunder.

Section 3.35    Indemnification. To the Best Knowledge of Legacy, no action or failure to take action by any present or former director, officer, employee or agent of Legacy or any Legacy Subsidiary has occurred which would give rise to a material claim by any such individual for indemnification from Legacy or any Legacy Subsidiary.

Section 3.36    Broker’s Fees. Neither Legacy nor any of its Subsidiaries has any responsibility or liability for any fees, expenses or commissions payable to any agent, representative, finder, financial advisor or broker in connection with the Merger or the other transactions contemplated by this Agreement, except for J.P. Morgan Securities LLC, pursuant to an agreement, a copy of which has been made available to Prosperity.

Section 3.37    Data Processing Agreements. Legacy Bank obtains its data processing services, ATM, and other information technology services exclusively through the contracts or agreements with the persons or entities described in Confidential Schedule 3.37 (“DP Contracts”). A true and correct copy of each DP Contract, as in effect as of the date hereof, has been made available to Prosperity. Other than the DP Contracts, neither Legacy nor Legacy Bank has any agreement with any other Person for data processing, ATM or other technology services.

Section 3.38    Zoning and Related Laws. All Properties owned or operated by Legacy Bank and the use thereof is in compliance with applicable Law, including building, zoning and other Laws, except where the failure, whether individually or in the aggregate, to be so in compliance would not reasonably be expected to result in a Material Adverse Change in Legacy.

Section 3.39    Trust Preferred Securities. Legacy has one special purpose trust subsidiary, Legacy Capital Trust III (“Legacy Trust III”). With respect to Legacy Trust III:

(A)    It has issued and sold preferred securities (the “Legacy Trust III Preferred Securities”) and common securities (the “Legacy Trust III Common Securities”) under an Amended and Restated Declaration of

Trust (the “Legacy III Trust Agreement”) and Legacy has issued to Legacy Trust III Floating Rate Junior Subordinated Debentures (the “Debentures”), under an Indenture (Legacy Trust III’s Indenture and the Legacy III Trust Agreement are collectively referred to as the “Operative Documents”). Confidential Schedule 3.39 sets forth, with respect to Legacy Trust III, the: (i) dates of the respective Operative Documents; (ii) aggregate liquidation value of the Legacy Trust III Preferred Securities and Legacy Trust III Common Securities (together, the “Trust Securities”); (iii) aggregate amount of Debentures that have been issued to Legacy Trust III by Legacy; (iv) the rate paid on the Trust Securities and the Debentures (collectively, the “Securities”); (v) the dates after which Legacy may redeem the Debentures at par; and (vi) the maturity date of the Debentures.

(B)    It has been duly created and is validly existing in good standing as a statutory trust under the Laws of the State of Delaware with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents. It is not a party to or otherwise bound by any material agreement other than the Operative Documents and a Placement Agreement of even date with the Legacy III Trust Agreement. It is and will be classified for tax purposes as a grantor trust and not as an association taxable as a corporation.

(C)    The Trust Securities have been duly authorized by the Legacy Trust III Agreement, have been validly issued and represent undivided beneficial interests in the assets of the Legacy Trust III. None of the Trust Securities is subject to preemptive or other similar rights. All of the outstanding Legacy Trust III Common Securities are directly owned by Legacy free and clear of any Lien and have been issued in compliance with applicable securities Laws. The Legacy III Common Securities satisfy the eligibility requirements of Rule 144A(d)(3) issued under the Securities Act. Neither Legacy nor the Legacy Trust III is an “investment company” or an entity “controlled” by an “investment company,” in each case within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended, without regard to Section 3(c) of that act. The Debentures are not held of record by stockholders of Legacy or any Legacy Subsidiary.

(D)    The sole assets of the Legacy Trust III are its Debentures, any interest paid on such Debentures to the extent not distributed, proceeds of such Debentures, or any of the foregoing.

(E)    All of the proceeds from the sale of the Legacy Trust III Preferred Securities issued by the Legacy Trust III have been invested in its Debentures. All of the proceeds from the sale of the Legacy Trust III Common Securities issued by the Legacy Trust III have been invested in the Debentures. All Debentures are and have been held by Legacy Trust III since their initial issuance.

(F)    It was not formed to, and is not authorized to, conduct any trade or business and it has not conducted any trade or business since it was formed. It exists for the exclusive purposes of: (i) issuing and selling the Legacy Trust III Preferred Securities and the Legacy Trust III Common Securities; (ii) using the proceeds from the sale of the Legacy Trust III Preferred Securities and the Legacy Trust III Common Securities to acquire its Debentures; and (iii) engaging only in activities necessary, advisable or incidental thereto. Legacy Trust III was formed to facilitate direct investment in its assets, and the existence of multiple classes of ownership is incidental to that purpose. There is no intent to provide holders of such interests in Legacy Trust III with diverse interests in the assets of Legacy Trust III.

(G)    Since January 1, 2016, Legacy has not exercised its right to defer interest payments on the Debentures.

(H)    Its income consists solely of payments made by Legacy with respect to the Debentures, and such payments are not derived from the active conduct of a financial business by it. Both Legacy’s obligation to make those payments and the amounts thereof are set forth in the Debentures. Neither Legacy’s obligation to make those payments nor the amounts payable by Legacy is dependent on income or profits of Legacy or any Affiliate of Legacy (although Legacy’s ability to do so is so dependent).

(I)    Legacy has not issued any class of capital shares either pari passu or senior to the Debentures. All Debentures are either pari passu or senior to Legacy’s trade accounts payable arising in the ordinary course of business.

(J)    Legacy and Legacy Trust III have created a debtor-creditor relationship between Legacy, as debtor, and Legacy Trust III, as a creditor, and Legacy and Legacy Trust III have treated the Debentures as indebtedness for all tax purposes.

Section 3.40    No Investment Advisory Subsidiary. None of Legacy nor any Legacy Subsidiary serves as an investment advisor (or an investment sub-advisor) to a registered investment company.

Section 3.41    No Broker-Dealer Subsidiary. Neither Legacy nor any Legacy Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC. Neither Legacy nor any Legacy Subsidiary is subject to Section 9(c) or 9(b) of the Investment Company Act of 1940.

Section 3.42    Title Company Subsidiary. Each Legacy Subsidiary which is a title insurance or escrow company has: (A) paid to its underwriters all premiums to which each underwriter is entitled; and (B) complied in all material respects with all requirements set forth in the underwriting agreements to which such Legacy Subsidiary is a party, including all underwriting and title examination guidelines. No Legacy Subsidiary which is a title insurance or escrow company has used escrow or trust funds as collateral for loans or for other corporate purposes.

Section 3.43    Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Legacy, to the Best Knowledge of Legacy, since January 1, 2016, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Legacy or the Legacy Subsidiaries.

Section 3.44    No Other Representations or Warranties.

(A)    Except for the representations and warranties in this ARTICLE III, neither Legacy nor any other Person makes any express or implied representation or warranty with respect to Legacy and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Legacy hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Legacy in this ARTICLE III, neither Legacy nor any Person makes or has made any representation to Prosperity or any of Prosperity’s Affiliates or representatives with respect to any oral or written information presented to Prosperity or any of Prosperity’s Affiliates or representatives in the course of their due diligence investigation of Legacy (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(B)    Legacy acknowledges and agrees that neither Prosperity nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PROSPERITY

Except: (A) as disclosed in the correspondingly enumerated section or subsection of the Confidential Schedules delivered herewith (provided, that each exception set forth on any Confidential Schedule shall be deemed to qualify such other representation and warranty only to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (notwithstanding the absence of a specific cross-reference)); or (B) disclosed in any Prosperity SEC Reports publicly filed at least two Business Days prior to the date hereof (but excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Prosperity hereby makes the following representations and warranties to Legacy.

Section 4.01    Organization and Ownership.

(A)    Prosperity is a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Prosperity is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. Prosperity and each Prosperity Subsidiary has all requisite corporate power and authority to own or lease and operate all of its Prosperity Properties and assets, including, as applicable, each respective Prosperity Subsidiary as now owned, and to carry on its business as it is now being conducted and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which it is a party. Prosperity and each Prosperity Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the Prosperity Properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change in Prosperity. True, correct and complete copies of the Articles of Incorporation and Bylaws of Prosperity, each as amended to date and as in effect as of the date of this Agreement, have been made available to Legacy.

(B)    Prosperity owns, directly or indirectly, all of the issued and outstanding shares of capital stock and equity securities of Prosperity Bank and each other Prosperity Subsidiary, free and clear of all Liens and no other Person has any equity or other ownership interest in Prosperity Bank or any other Prosperity Subsidiary. Other than Prosperity Bank and the other Prosperity Subsidiaries set forth in Confidential Schedule 4.01(B), Prosperity does not, directly or indirectly, own or control any Affiliate or Subsidiary (collectively with Prosperity Bank, the “Prosperity Subsidiaries,” and each a “Prosperity Subsidiary”). Prosperity has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by Prosperity has not been conducted through any other direct or indirect Subsidiary or Affiliate of Prosperity other than the Prosperity Subsidiaries listed in Confidential Schedule 4.01(B). Prosperity and Prosperity Bank each has all requisite regulatory approvals and governmental permits and licenses necessary to own their respective Prosperity Subsidiary.

Section 4.02    Execution and Delivery. Prosperity has full corporate power and authority to execute and deliver this Agreement and the other agreements to which Prosperity is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which Prosperity is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly approved by the Prosperity Board, and the Prosperity Board has resolved to recommend to Prosperity’s shareholders the approval of this Agreement and the issuance of Prosperity Shares in connection with the Merger. Other than approval of this Agreement by the affirmative vote of a majority of the outstanding Prosperity Shares entitled to vote thereon (the “Requisite Prosperity Shareholder Approval”), and the adoption and approval of the Bank Merger Agreement by the board of directors of Prosperity Bank and its sole shareholder, no other corporate proceedings or approvals are necessary on the part of Prosperity or its shareholders to approve this Agreement or the other agreements to which Prosperity is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which Prosperity is a party have been or at Closing will be duly executed by Prosperity and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of Prosperity, enforceable against Prosperity in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar Laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.03    Prosperity Capitalization. The authorized capital stock of Prosperity consists of 200,000,000 shares of common stock, $1.00 par value per share, of which 69,861,259 shares are issued and outstanding as of the date of this Agreement (including 391,782 shares outstanding in respect of restricted stock awards) and 20,000,000 shares of preferred stock, par value $1.00 per share, of which no shares are issued and outstanding as of the date of this Agreement. Except as otherwise set forth in Confidential Schedule 4.03, as of the date of this Agreement: (A) there are no other shares of capital stock or other equity or voting securities of Prosperity or equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Prosperity or any of its Subsidiaries) of any kind or character issued, designated, reserved for issuance or outstanding; (B) neither Prosperity nor any Prosperity Subsidiary has issued nor is Prosperity or any Prosperity Subsidiary bound by outstanding subscriptions, contracts, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind (i) obligating such party to issue, transfer, sell, purchase, redeem or otherwise acquire any security of or equity interest in Prosperity, or to register under the Securities Act any security of or equity interest in Prosperity or (ii) restricting the transfer of or otherwise relating to any security of or equity interest in Prosperity; and (C) there are no bonds, debentures, notes or other indebtedness issued or outstanding that have the right to vote on any matters on which shareholders of Prosperity may vote. There are no outstanding contractual obligations of Prosperity to vote or dispose of any Prosperity Shares and there are no shareholder agreements, voting trusts or similar agreements relating to the Prosperity Shares to which Prosperity or any Prosperity Subsidiary is a party. All of the issued and outstanding Prosperity Shares have been duly authorized, validly issued and are fully paid and nonassessable, and are not subject to preemptive rights and were not issued in violation of the preemptive rights of any Person. The Prosperity Shares have been issued in material compliance with applicable securities Laws. There are no restrictions applicable to the payment of dividends on the Prosperity Shares except pursuant to applicable Law, and all dividends declared prior to the date of this Agreement have been paid.

Section 4.04    Prosperity Bank.

(A)    Prosperity Bank is a Texas state banking association, duly organized, validly existing and in good standing under the Laws of the State of Texas. True, correct and complete copies of the Articles of Association and Bylaws of Prosperity Bank, each as amended to date, have been made available to Legacy. Prosperity Bank is an insured bank as defined in the FDIA. Except as otherwise set forth in Confidential Schedule 4.04(A), Prosperity Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Prosperity Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Prosperity Bank.

(B)    The authorized capital stock of Prosperity Bank consists of 130,000 shares of common stock, $4.00 par value per share, of which 130,000 shares are issued and outstanding as of the date of this Agreement and there are no other authorized or outstanding equity securities of Prosperity Bank of any kind or character. All of the outstanding shares of capital stock of Prosperity Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any Person and have been issued in material compliance with applicable securities Laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Prosperity Bank, except pursuant to applicable Law, and all dividends declared prior to the date of this Agreement on such capital stock have been paid. Neither Prosperity nor any Prosperity Subsidiary has issued nor is Prosperity or any Prosperity Subsidiary bound by outstanding subscriptions, contracts, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind: (i) obligating such party to issue, transfer, sell, purchase, redeem or otherwise acquire any security of or equity interest in a Prosperity Subsidiary, or to register under the Securities Act any security of or equity interest in a Prosperity Subsidiary; or (ii) restricting the transfer of or otherwise relating to any security of or equity interest in a Prosperity Subsidiary. There are no outstanding contractual obligations of Prosperity or Prosperity Bank to vote or dispose of any shares of capital stock of Prosperity Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Prosperity Bank.

Section 4.05    No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Prosperity or any Prosperity Subsidiary with any of the terms or provisions hereof (if the Requisite Prosperity Shareholder Approval and the Regulatory Approvals are obtained) will: (A) violate any provision of the charters, articles, certificates or bylaws of Prosperity or any Prosperity Subsidiary; (B) violate any Law applicable to Prosperity or any Prosperity Subsidiary or any of the Prosperity Properties or assets; or (C) except as otherwise set forth in Confidential Schedule 4.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any Lien upon any of the respective Properties or assets of Prosperity or any Prosperity Subsidiary under, or require the prior consent of a third party pursuant to any contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Prosperity or any of its Subsidiaries is a party or by which Prosperity or any of its Subsidiaries is bound as of the date hereof.

Section 4.06    Compliance with Laws, Permits and Instruments. Prosperity and each Prosperity Subsidiary, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. Prosperity and each Prosperity Subsidiary are and have been since December 31, 2016, in compliance with applicable Law and written policies of any Governmental Authority, except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to result in a Material Adverse Change in Prosperity. Prosperity is in material compliance with all applicable listing and corporate governance rules of NYSE.

Section 4.07    SEC Filings; Financial Statements.

(A)    Except as otherwise set forth in Confidential Schedule 4.07(A), Prosperity has timely filed with or furnished to, as applicable, the SEC all documents required to be filed or furnished by Prosperity or any of the Prosperity Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2016 (the “Prosperity SEC Reports”). The Prosperity SEC Reports, including any Prosperity SEC Reports filed after the date of this Agreement until the Effective Time, at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) complied as to form in all material respects with the applicable requirements of the U.S. federal securities Laws and other applicable Law; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Prosperity SEC Reports or necessary in order to make the statements in such Prosperity SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Prosperity SEC Reports. To the Best Knowledge of Prosperity, none of the Prosperity SEC Reports is the subject of ongoing SEC review or investigation. Except as otherwise set forth in Confidential Schedule 4.07(A), none of the Prosperity Subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents.

(B)    Each of the Prosperity financial statements (including, in each case, any related notes) contained in the Prosperity SEC Reports, including any Prosperity SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto as of their respective dates, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in such financial statements or the notes to such financial statements or, in the case of unaudited interim statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly presented in all material respects the consolidated financial position of Prosperity and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows of Prosperity and its Subsidiaries for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(C)    Prosperity maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Prosperity and its Subsidiaries. Prosperity has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2016, Prosperity has not experienced or effected any material change in internal control over financial reporting. No executive officer of Prosperity has failed in any respect to make the certifications required of such executive officer under Section 302 or 906 of the Sarbanes-Oxley Act.

(D)    Prosperity has not been notified by its independent public accounting firm that such accounting firm is of the view that any of Prosperity’s financial statements should be restated which has not been restated in subsequent financial statements.

(E)    Since December 31, 2016, none of Prosperity nor any of its Subsidiaries, nor, to Prosperity’s Best Knowledge any director, officer or employee of Prosperity or any of its Subsidiaries or any auditor, accountant or representative of Prosperity or any of its Subsidiaries, has received any written allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Prosperity or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Prosperity or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Prosperity or any of its Subsidiaries, whether or not employed by Prosperity or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Prosperity, any of its Subsidiaries or any of their officers, directors, employees or agents to Prosperity’s or any of its Subsidiaries’ board of directors or any committee thereof or to any director or officer of Prosperity or any of its Subsidiaries. Since December 31, 2016, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of Prosperity’s or its Subsidiaries’ chief executive officer, chief financial officer, individuals performing similar functions, or Prosperity’s or any of its Subsidiaries’ board of directors or any committee thereof.

(F)    The books and records kept by Prosperity and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Law and accounting requirements.

(G)    There are no outstanding loans made by Prosperity or any of its Subsidiaries to any executive officer or director of Prosperity, other than loans that are subject to and in compliance with Regulation O under the Federal Reserve Act.

Section 4.08    Litigation. Except as otherwise set forth in Confidential Schedule 4.08, neither Prosperity nor any Prosperity Subsidiary is a party to any, and there are no pending or, to the Best Knowledge of Prosperity, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Prosperity or any Prosperity Subsidiary which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of Prosperity, is there any reasonable basis for any proceeding, claim or action against Prosperity or any Prosperity Subsidiary that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon Prosperity or any Prosperity Subsidiary or the assets or Prosperity Properties or any Prosperity Subsidiary that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 4.09    Governmental Consents and Approvals. The Prosperity Board has: (A) resolved to call a special meeting of the Prosperity shareholders for the purpose of approving this Agreement and the Merger and the issuance of Prosperity Shares in connection with the Merger; and (B) adopted a resolution recommending to the Prosperity shareholders that they approve this Agreement and the Merger and the issuance of the Prosperity Shares in connection with the Merger. Except as otherwise set forth in Confidential Schedule 4.09, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of Prosperity or any Prosperity Subsidiary in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by Prosperity or any Prosperity Subsidiary of the transactions contemplated hereby or thereby. To its Best Knowledge, Prosperity is not aware of any fact or circumstance regarding Prosperity or any of the Prosperity Subsidiaries that would reasonably be expected to materially impede or delay Prosperity’s ability to obtain all requisite regulatory approvals to consummate the Merger in a timely manner.

Section 4.10    Undisclosed Liabilities. Neither Prosperity nor any Prosperity Subsidiary has any material liability or obligation, whether accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Prosperity Employee Plan or liabilities for federal, state or local taxes or assessments), except: (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past practices since March 31, 2019; (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby; or (C) liabilities, obligations and expenses as disclosed on the consolidated balance sheet of Prosperity dated as of March  31, 2019 or in Confidential Schedule 4.10.

Section 4.11    Taxes and Tax Returns.

(A)    Prosperity and each Prosperity Subsidiary have duly and timely filed or caused to be filed, taking into account all applicable extensions, all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, neither Prosperity nor any Prosperity Subsidiary has any material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

(B)    There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon Prosperity or any Prosperity Subsidiary, nor has Prosperity or any Prosperity Subsidiary given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

(C)    Proper and accurate amounts, if required by Law, have been withheld by Prosperity and each Prosperity Subsidiary from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable Law.

(D)    The U.S. federal income tax returns of Prosperity and each Prosperity Subsidiary with respect to all taxable periods beginning on or after December 31, 2015 have not been audited or examined by the IRS and no such audit is currently pending or, to the Best Knowledge of Prosperity, threatened. There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any tax with respect to Prosperity or any Prosperity Subsidiary, which waiver or extension is in effect.

(E)    No jurisdiction where Prosperity and its Subsidiaries do not file a tax return has made a claim in writing that any of Prosperity and its Subsidiaries is required to file a tax return in such jurisdiction.

(F)    No Liens for taxes exist with respect to any of the assets of Prosperity and its Subsidiaries, except for statutory Liens for taxes not yet due and payable.

(G)    Neither Prosperity nor any Prosperity Subsidiary has entered into, or has any obligation under, any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement to indemnify any other Person with respect to taxes that will require any payment by Prosperity or any Prosperity Subsidiary after the date of this Agreement.

(H)    Neither Prosperity nor any Prosperity Subsidiary has been, within the past two years or otherwise, part of a “plan (or series of related transactions)” within the meaning of § 355(e) of the Code of which the transactions contemplated hereby are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of § 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under § 355 of the Code.

(I)    Neither Prosperity nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(J)    Neither Prosperity nor any of its Subsidiaries: (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Prosperity); or (ii) has any liability for the taxes of any Person (other than Prosperity or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(K)    Since January 1, 2015, neither Prosperity nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Prosperity or any of its Subsidiaries, and the IRS has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by Prosperity or any Prosperity Subsidiary).

(L)    Neither Prosperity nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any: (i) adjustment required by a change in method of accounting; (ii) closing agreement; (iii) intercompany transaction; or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

(M)    Neither Prosperity nor any of its Subsidiaries has any application pending with any Governmental Authority requesting permission for any changes in accounting method.

(N)    No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Authority with respect to Prosperity or any of its Subsidiaries.

Section 4.12    Absence of Certain Changes or Events. Except as disclosed in Confidential Schedule 4.12, since March 31, 2019, each of Prosperity and each Prosperity Subsidiary has conducted its business only in the ordinary course materially consistent with past practices.

Section 4.13    Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Section  21.606 of the TBOC and any other applicable Takeover Statute.

Section 4.14     Fairness Opinion. Prior to the execution of this Agreement, the Prosperity Board has received the opinion of Keefe, Bruyette & Woods, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the aggregate Merger Consideration in the Merger is fair, from a financial point of view, to Prosperity. As of the date of this Agreement, such opinion has not been amended or rescinded.

Section 4.15    Investment Securities.

(A)    Each of Prosperity and its Subsidiaries has good and marketable title to all securities owned by it in all material respects (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent practices to secure obligations of Prosperity or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Prosperity and its Subsidiaries, taken as a whole. Such securities are valued on the books of Prosperity and each of its Subsidiaries in accordance with GAAP in all material respects.

(B)    Prosperity and each of its Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Prosperity and each such Subsidiary believes are prudent and reasonable in the context of such businesses, and Prosperity and its Subsidiaries have, since January  1, 2016, been in material compliance with such policies, practices and procedures in all material respects.

Section 4.16     Broker’s Fees. Neither Prosperity nor any of its Subsidiaries has any responsibility or liability for any fees, expenses or commissions payable to any agent, representative, finder, financial advisor or broker in connection with the Merger or the other transactions contemplated by this Agreement, except for Keefe, Bruyette  & Woods, Inc.

Section 4.17    Insurance. Prosperity maintains insurance for the benefit of Prosperity and any applicable Prosperity Subsidiary in amounts deemed adequate by Prosperity’s and each Prosperity Subsidiary’s respective management against risks customarily insured against. Except as otherwise set forth on Confidential Schedule 4.17, no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither Prosperity nor any Prosperity Subsidiary is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion.

Section 4.18    No Material Adverse Change. There has not been any Material Adverse Change in Prosperity since December 31, 2018.

Section 4.19    Regulatory Compliance.

(A)    Except as otherwise set forth in Confidential Schedule 4.19, neither Prosperity nor any Prosperity Subsidiary is now nor has been, since January 1, 2017, subject to or a party to a Regulatory Agreement. There are no pending or, to the Best Knowledge of Prosperity, threatened investigations by any Regulatory Agency, and to the Best Knowledge of Prosperity, no Regulatory Agency is considering issuing, initiating, ordering or requesting any Regulatory Agreement with respect to Prosperity or any Prosperity Subsidiary.

(B)    Since January 1, 2017, all reports, records, registrations, statements, notices and other documents or information required to be filed by Prosperity or any Prosperity Subsidiary with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of Prosperity, all information and data contained in such reports, records or other documents are true, correct and complete in all material respects. Prosperity Bank is “well capitalized” (as that term is defined in 12 C.F.R. § 208.43), “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)), and received at least a satisfactory CRA rating at its most recent compliance examination.

(C)    Prosperity has no knowledge of any fact or circumstance relating to Prosperity or any of its Subsidiaries that would materially impede or delay receipt of any Regulatory Approval of the transactions contemplated by this Agreement, nor does Prosperity have any reason to believe that it will not be able to obtain all requisite Regulatory Approvals which it is required to obtain in order to consummate the transactions contemplated by this Agreement.

Section 4.20    Employee Benefit Plans.

(A)    No Prosperity Employee Plan is subject to Section 302 or Title IV of ERISA or Sections 412, 430 or 4971 of the Code. Neither Prosperity, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. No liability: (i) under

Section 302 or Title IV of ERISA; (ii) under Sections 412, 430 or 4971 of the Code; (iii) as a result of a failure to comply with the continuation coverage requirements of § 601 et seq. of ERISA and § 4980B of the Code or similar state law; or (iv) under corresponding or similar provisions of foreign laws or regulations has been incurred by Prosperity, its Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and there does not now exist, nor do any circumstances exist that would result in, any such liability of Prosperity, its Subsidiaries or any of their respective ERISA Affiliates. There have been no prohibited transactions (described under ERISA § 406 or Code § 4975(c)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Prosperity Employee Plans and related documents comprising each Prosperity Employee Plan (or summary if no plan document exists) and any related trust agreements, annuity contracts, insurance policies or any other funding instruments (“Prosperity Funding Arrangements”) that would reasonably be expected to subject Legacy, Legacy Bank, Prosperity or any Prosperity Subsidiary to any material taxes, penalties or other liabilities.

(B)    Each Prosperity Employee Plan that is represented to be qualified under Code § 401(a) either has a current favorable determination letter from the IRS or is an adoption of a prototype or volume submitter plan for which a favorable opinion letter has been issued by the IRS, on which Prosperity or a Prosperity Subsidiary is entitled to reliance equivalent to a determination letter, and there are no existing circumstances, and no events have occurred that would reasonably be expected to adversely affect the qualified status of any such Prosperity Employee Plan or the related Prosperity Funding Arrangement. All reports, descriptions and filings required by the Code, ERISA or any Governmental Authority with respect to each Prosperity Employee Plan have been timely and completely filed or distributed. Each Prosperity Employee Plan has been operated in material compliance with applicable Law and in accordance with its terms. All contributions (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due have been made with respect to each Prosperity Employee Plan.

(C)    There are no pending claims, lawsuits or actions relating to any Prosperity Employee Plan (other than ordinary course claims for benefits) and, to the Best Knowledge of Prosperity, none are threatened, and no set of circumstances exists that would reasonably give rise to a claim or lawsuit, against the Prosperity Employee Plans, any fiduciaries thereof with respect to their duties to the Prosperity Employee Plans or the assets of any of the trusts under any of the Prosperity Employee Plans that would reasonably be expected to result in any material liability of Prosperity or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the U.S. Department of the Treasury, the U.S. Department of Labor, any participant in an Prosperity Employee Plan or any other Person. No Prosperity Employee Plan is under audit or the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Best Knowledge of Prosperity, threatened.

Section 4.21    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Except as disclosed in Confidential Schedule 4.21, Prosperity Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. § § 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Prosperity Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Prosperity Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Prosperity Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the Laws referenced in this Section 4.21.

Section 4.22    Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Prosperity Bank is in compliance in all material respects with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and

all regulations promulgated thereunder. To the Best Knowledge of Prosperity, there is not currently pending or threatened any administrative inquiry, proceeding or investigation with respect to its compliance with such Laws.

Section 4.23    Consumer Compliance Laws. All loans of Prosperity Bank (other than loans acquired by Prosperity Bank in prior acquisitions) (A) have been made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including Regulation Z (12 C.F.R. § 226 et seq.) issued by the FRB, the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.) and all statutes governing the operation of banks operating in the State of Texas and (B) were made by Prosperity Bank in the ordinary course of its lending business. To the Best Knowledge of Prosperity Bank, all loans of Prosperity Bank acquired by Prosperity Bank in prior acquisitions were made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including Regulation Z (12 C.F.R. § 226 et seq.) issued by the FRB, the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.) and all statutes governing the operation of banks operating in the State of Texas.

Section 4.24    Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Prosperity, to the Best Knowledge of Prosperity, since January 1, 2016, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Prosperity or the Prosperity Subsidiaries.

Section 4.25    No Other Representations or Warranties.

(A)    Except for the representations and warranties in this ARTICLE IV, neither Prosperity nor any other Person makes any express or implied representation or warranty with respect to Prosperity and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Prosperity hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Prosperity in this ARTICLE IV, neither Prosperity nor any Person makes or has made any representation to Legacy or any of Legacy’s Affiliates or representatives with respect to any oral or written information presented to Legacy or any of Legacy’s Affiliates or representatives in the course of their due diligence investigation of Prosperity (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(B)    Prosperity acknowledges and agrees that neither Legacy nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

ARTICLE V

COVENANTS OF LEGACY

Legacy covenants and agrees with Prosperity as follows:

Section 5.01    Commercially Reasonable Efforts. Legacy agrees to use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 5.02    Information for Regulatory Applications and Registration Statement. Legacy shall use its commercially reasonable efforts to promptly furnish Prosperity with all information concerning Legacy or Legacy Bank that is requested in writing by Prosperity and is required for inclusion in any application, statement or document to be made or filed by Prosperity or its Subsidiaries with any third party or Governmental Authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement. Legacy shall have the right to review in advance, and consult with Prosperity with respect to all written information submitted to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement, but Prosperity shall not be required to provide Legacy with confidential portions of any filing with a Regulatory Agency. Pursuant to Section 7.02 of this Agreement, in exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable.

(A)    Legacy agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in: (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act; (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of filing and mailing to stockholders and at the time of the Legacy Meeting; and (iii) any other filings made under applicable federal or state banking, or securities or other Laws shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Legacy further agrees that, if it shall become aware of any information that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform Prosperity thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

Section 5.03    Affirmative Covenants. Except as otherwise expressly permitted or required by this Agreement or as required by applicable Law, during the pendency of this Agreement, Legacy shall and shall cause each of the Legacy Subsidiaries to:

(A)    Maintain its corporate existence in good standing;

(B)    Use commercially reasonable efforts to maintain the general character of its business and conduct its business in its ordinary and usual manner consistent with past practices;

(C)    Extend credit only in material compliance with lending policies and practices existing on the date hereof;

(D)    Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

(E)    Maintain all offices, machinery, equipment, materials, supplies, inventories and Properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

(F)    Timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

(G)    Continue to identify, monitor, classify and treat all assets in substantially the same manner as it has in the past and in accordance with applicable Law and its policies, procedures and practices existing on the date hereof;

(H)    Account for all transactions in accordance with GAAP;

(I)    Perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, Properties and business, except such obligations as it may in good faith reasonably dispute;

(J)    Maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

(K)    Timely file all reports required to be filed with Governmental Authorities which shall conform, in all material respects, to applicable Law.

Section 5.04    Negative Covenants. Except as otherwise expressly permitted or required by this Agreement, as required by applicable Law, or as otherwise set forth in Confidential Schedule 5.04, during the pendency of this Agreement, without the prior written consent of Prosperity, which consent shall not be unreasonably withheld or delayed, Legacy shall not and Legacy shall cause each of the Legacy Subsidiaries not to:

(A)    Introduce any new material method of management or operation;

(B)    Intentionally take any action that would reasonably be anticipated to result in a Material Adverse Change or prevent or materially delay the ability of the parties to consummate the transactions contemplated by this Agreement;

(C)    Take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at Closing;

(D)    Declare, set aside, set a record date for or pay any dividend or other distribution with respect to its capital stock or other equity securities, other than: (i) the payment of dividends from Legacy Bank to Legacy (or from another direct or indirect wholly-owned Subsidiary of Legacy to Legacy or another direct or indirect wholly-owned Subsidiary of Legacy); (ii) the payment of regular quarterly dividends by Legacy to the Legacy stockholders at a rate not in excess of $0.25 per Legacy Share per quarter; and (iii) the payment of dividends required in order to satisfy the obligations associated with its outstanding trust preferred securities and subordinated debt obligations as of the date hereof;

(E)    Enter into, alter, amend, renew, terminate or extend any Material Contract (or any contract that would constitute a Material Contract if it were in effect on the date of this Agreement), except for loans and extensions of credit in the ordinary course of business, which are subject to the provisions of Section 5.03(C) and Section 5.04(Y), and normal renewals of Material Contracts in the ordinary course of business consistent with past practices;

(F)    Mortgage, pledge or subject to Lien, other than Permitted Encumbrances, any of its Properties, business or assets, tangible or intangible, except in the ordinary course of business and consistent with past practices. As used in this Agreement, “Permitted Encumbrances” means: (i) Liens for taxes, assessments or governmental charges or levies not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in the consolidated balance sheet of Legacy dated as of March 31, 2019; (ii) statutory Liens securing payments not yet due (or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in the consolidated balance sheet of Legacy dated as of March 31, 2019); and (iii) with respect to Properties owned by Legacy: (a) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course for amounts which are not yet due; and (b) Liens for zoning, building or other similar restrictions, variances, covenants, rights of way, encumbrances, and easements, provided, in each case, that such Liens do not, in the aggregate, materially detract from the value or materially interfere with the present use of the real property owned by Legacy that they encumber;

(G)    Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount, scope and insurer) to that in effect as of the date of this Agreement;

(H)    Incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt, Federal Home Loan Bank borrowings with maturities of six months or less, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, in each case in the ordinary course of business;

(I)    Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

(J)    Issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its or its Subsidiaries’ capital stock or other securities or subscriptions, options, warrants, equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Legacy or any of its Subsidiaries), restricted stock, restricted stock units, stock appreciation rights, convertible securities, calls, rights or commitments of any kind relating to the issuance thereto;

(K)    Amend or otherwise change its Articles of Incorporation, Articles of Association or Bylaws or similar governing documents;

(L)    Sell, transfer, lease to others or otherwise dispose of any material amount of its assets or Properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices; provided, that any such transactions involving amounts in excess of $1,000,000 per transaction shall be deemed not to be in the ordinary course of business;

(M)    Merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate or dissolve;

(N)    Except with respect to the collection of checks and other negotiable instruments or otherwise in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third Person, firm or corporation;

(O)    Sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with past practices, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(P)    Except as required under applicable Law or the terms of any Employee Plan as in effect as of the date hereof: (i) increase or agree to increase the compensation or benefits of or payable to any current or former employee, officer, director or independent contractor of Legacy or any Legacy Subsidiary unless within the actions permitted pursuant to clause (i) of Section 5.04(V); (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any additional bonus or extra compensation, (iii) pay, agree to, or orally promise to pay, conditionally or otherwise, any pension, severance or vacation pay or auto allowances, club dues or other fringe benefits, to or for the benefit of any of its stockholders, directors, officers or employees, except for such payments made in the ordinary course of business consistent with past practices; (iv) enter into any employment, change of control, termination, severance, retention or consulting agreement (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or establish, adopt, enter into or amend any Employee Plan or arrangement that would be an Employee Plan if in effect on the date hereof; (v) enter into any change of control, termination, severance, retention or similar agreement with an independent contractor; (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan; or (vii) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other compensation or benefits under any Employee Plan;

(Q)    Engage in any transaction with any Affiliate, except in the ordinary course of business consistent with past practices;

(R)    Acquire any capital stock or other equity securities or acquire any equity or ownership interest in or material assets or businesses of any Person, including any bank, corporation, partnership or other entity, except: (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies; or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person;

(S)    Permit any damage, destruction or loss which, in any case or in the aggregate, would reasonably be expected to result in a Material Adverse Change;

(T)    Dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or Proprietary Right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

(U)    Make any capital expenditures, capital additions or improvements in amounts in excess of $250,000 individually or $500,000 in the aggregate, except in the ordinary course of business consistent with past practices;

(V)    (i) Hire or promote any employee, or engage any independent contractor, of Legacy or any of its Subsidiaries who has (or, with respect to hiring, engaging or promoting, will have) an annual target compensation opportunity of $100,000 or more; or (ii) terminate the employment of any employee, or service of any independent contractor, of Legacy or any of its Subsidiaries whose annual target compensation opportunity is $150,000 or more (other than a termination of employment or service for cause in the ordinary course of business consistent with past practices);

(W)    Make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by GAAP, including making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the Allowance;

(X)    Change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing, hedging and other material banking and operating policies or practices;

(Y)    (i) Enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law or policies imposed by any Governmental Authority;

(Z)    Except pursuant to existing commitments entered into prior to the date hereof, make or acquire, renew or extend any loans that, (i) with respect to loans to existing customers, increase the aggregate outstanding commitments to any such existing customer by more than $5,000,000; or (ii) with respect to loans to new customers, result in an aggregate commitment to any such new customer in excess of $10,000,000, in each case, without first notifying and, if requested by Prosperity within one Business Day of receipt of such notice, consulting with Prosperity (which notification will be made through a representative designated by Prosperity in Confidential Schedule 5.04(Z));

(AA)    Renew, extend the maturity of, or alter any of the material terms of any loan classified as “substandard” or “doubtful,” except extensions or alterations in the ordinary course of business consistent with past practices;

(BB)    Sell (provided, however, that payment at maturity or prepayment is not deemed a sale) Investment Securities or purchase Investment Securities, in each case other than U.S. Treasuries, U.S. government bonds and U.S. government agency securities with an average duration seven years or less;

(CC)    Redeem, purchase or otherwise acquire, directly or indirectly, or adjust, split, combine or reclassify, any of its capital stock or other securities;

(DD)    Settle any litigation, claim, action or proceeding other than settlements in the ordinary course of business consistent with past practices involving solely money damages not in excess of $250,000 individually or $500,000 in the aggregate that does not involve or create an adverse precedent and that would not impose any material restriction on the business of either party (including the Resulting Corporation) or its Subsidiaries;

(EE)    Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(FF)    Make, change or revoke any material tax election, file any material amended tax return, enter into a closing agreement with respect to taxes, settle or compromise any material tax claim or other assessment, extend or waive any statute of limitations for any tax, or change its method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign law);

(GG)    Enter into a collective bargaining or other agreement with a union or labor organization; or

(HH)    Agree to, or make any commitment to, take or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.04.

Section 5.05    Access; Pre-Closing Investigation. To the extent permitted by applicable Law, Legacy shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Prosperity afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of Prosperity full access during regular business hours to all of the properties, books, contracts, commitments, personnel and records of Legacy and each Legacy Subsidiary, and furnish to Prosperity during such period all such information concerning Legacy and each Legacy Subsidiary and their affairs as Prosperity may reasonably request, so that Prosperity may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Legacy and each Legacy Subsidiary, including access sufficient to verify the value of the assets and the liabilities of Legacy and each Legacy Subsidiary and the satisfaction of the conditions precedent to Prosperity’s obligations described in ARTICLE IX; provided, however, that Prosperity shall request permission for all such access reasonably in advance and all such access shall be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Legacy and each Legacy Subsidiary. Legacy agrees at any time, and from time to time, to furnish to Prosperity as soon as practicable, any additional information that Prosperity may reasonably request, and shall specifically provide to Prosperity a weekly written report of all loans made, renewed or modified by Legacy Bank. No investigation by Prosperity or its representatives shall affect the representations and warranties set forth herein. Any information provided pursuant to this Agreement shall be subject to the terms of the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 5.06    Untrue Representations. Legacy shall promptly notify Prosperity in writing if Legacy becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by Legacy to Prosperity, any Confidential Schedule to this Agreement or any representation or warranty made by Legacy in ARTICLE III or that results in Legacy’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 5.07    Litigation and Claims. Legacy shall promptly notify Prosperity in writing of any material litigation, or of any claim, controversy or contingent liability that individually, or taken together with other facts, events and circumstances, is reasonably expected to become the subject of material litigation, against Legacy or any Legacy Subsidiary or affecting any of their Properties. Legacy shall promptly notify Prosperity in writing of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of Legacy, threatened against Legacy or any Legacy Subsidiary that: (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Legacy or any Legacy Subsidiary pursuant hereto; or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby.

Section 5.08    Adverse Changes. Legacy shall promptly notify Prosperity in writing if any change shall have occurred or, to the Best Knowledge of Legacy, been threatened (or any development shall have occurred or, to the Best Knowledge of Legacy, been threatened involving a prospective change) in the business, financial condition or operations of Legacy and/or any Legacy Subsidiary that has resulted in or would reasonably be expected to result in a Material Adverse Change in Legacy or any Legacy Subsidiary or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by this Agreement.

Section 5.09    Further Assurances. Legacy shall, and shall cause each Legacy Subsidiary to, execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 5.10    Transaction Litigation. Legacy shall give Prosperity prompt notice of any litigation against Legacy and/or its directors relating to the Merger and the other transactions contemplated by this Agreement and shall give Prosperity the opportunity to participate, at Prosperity’s cost, in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the prior written consent of Prosperity, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party, consistent with the common interest of Legacy and Prosperity in these matters and the applicable privileges and protections provided therein, and the non-litigating party may offer comments or suggestions with respect to the litigation and any documents to be prepared or filed in connection therewith, which will be reasonably considered in good faith by the litigating party.

Section 5.11    Allowance for Loan Losses. Legacy shall cause Legacy Bank to maintain the Allowance at a level consistent with Legacy Bank’s historical methodology and in compliance with GAAP.

Section 5.12    No Negotiation with Others.

(A)    Legacy agrees that it shall not, and that it shall cause each Legacy Subsidiary and the respective employees, directors, officers, financial advisors, agents and other representatives of Legacy and each Legacy Subsidiary (collectively, “Legacy Representatives”) not to, directly or indirectly: (i) solicit, knowingly encourage or facilitate, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such Person of the existence of the provisions of this Section 5.12) regarding an Acquisition Proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, Properties, books or records of Legacy or any Legacy Subsidiary in connection with any Acquisition Proposal; or (iii) cooperate with any third party to make any Acquisition Proposal. Promptly upon receipt of any unsolicited offer, Legacy will communicate to Prosperity the terms of any proposal or request for information and the identity of the parties involved. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement has been terminated in accordance with its terms, Legacy shall not, and it shall cause each Legacy Subsidiary and Legacy Representative not to, execute or enter into any letter of intent, agreement in principle, merger agreement, asset or stock purchase or share exchange agreement, option agreement or other contract related to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.12(B)).

(B)    Notwithstanding anything to the contrary contained in this Section 5.12, if at any time after the date hereof and before the receipt of the Requisite Legacy Stockholder Approval, Legacy and the Legacy Representatives, having each theretofore complied with the terms of Section 5.12(A), receives a bona fide, unsolicited written Acquisition Proposal, Legacy and the Legacy Representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to Prosperity or is made available to Prosperity before or concurrently with the time such information or access is made available to such person) to, any Person making such Acquisition Proposal if, and only if, the Legacy Board determines in good faith, after consultation with outside legal and financial advisors, that: (i) such Acquisition Proposal constitutes or is reasonably likely to become a Superior Proposal; and (ii) the failure of the Legacy Board to furnish such information or access or enter into such discussions or negotiations would be inconsistent with its fiduciary duties under applicable Law; but before furnishing any such information, Legacy shall have received from the Person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement entered into with Prosperity dated March 25, 2019 (the “Confidentiality Agreement”), which confidentiality agreement shall not prohibit Legacy from complying with the terms of this Section 5.12. Legacy will promptly, and in any event within 24 hours: (a) notify Prosperity in writing of the receipt of such Acquisition Proposal or any request for information relating to Legacy or for access to the Properties, books or records of Legacy by any Person that has made, or to the Best Knowledge of Legacy may be considering making, an Acquisition Proposal; and (b) communicate the material terms of such Acquisition Proposal to Prosperity, including as they may change upon any modification or amendment to the terms thereof, and including the identity of the Person making the Acquisition Proposal and a copy thereof if in writing and any related documentation or correspondence. Legacy will keep Prosperity reasonably apprised of the status of and other matters relating to any such Acquisition Proposal on a timely basis, including providing a copy of all further related documentation or correspondence.

(C)    Legacy agrees that it: (i) will and will cause the Legacy Subsidiaries and Legacy Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal or similar transaction; and (ii) will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal or similar transaction, and will enforce the terms thereof and will promptly request from such third parties the return or destruction of any confidential information of Legacy provided thereunder. Nothing contained in this Agreement shall prevent: (a) Legacy or the Legacy Board from: (I) taking the actions provided in Section 1.08(C) or Section 5.12(B) subject to compliance with the terms thereof; (II) responding to an unsolicited bona fide Acquisition Proposal for the sole purpose of clarifying the terms and conditions of the Acquisition Proposal; or (III) informing any Person who submits an unsolicited bona fide Acquisition Proposal of Legacy’s obligations pursuant to Section 5.12(A); or (b) either party, in consultation with outside counsel, complying with its disclosure obligations under federal or state Law including in connection with a Legacy Change in Recommendation (provided that any Legacy Change in Recommendation shall be subject to Section 1.08(C) and shall have the effects set forth in this Agreement).

(D)    For purposes of this Agreement, “Acquisition Proposal” means any offer, inquiry, indication of interest or proposal from a party other than Prosperity regarding any of the following (other than the transactions contemplated by this Agreement) involving Legacy or any Legacy Subsidiary: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving Legacy or any Legacy Subsidiary or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of Legacy or any Legacy Subsidiary, in a single transaction or series of related transactions; or (ii) any acquisition by any party or group of parties (including the shareholders or equity holders thereof), directly or indirectly, including by any tender offer or exchange offer, of 20% or more of the outstanding Legacy Shares or of the total voting power of Legacy or any Legacy Subsidiary.

(E)    For purposes of this Agreement, “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a party other than Prosperity to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar transaction, all or substantially all of the consolidated assets of Legacy or all of the Legacy Shares and that the Legacy Board determines in its good faith judgment, after consultation with its outside legal and financial advisors: (i) is or would result in a transaction that if consummated would be more favorable to Legacy’s stockholders from a financial point of view than the Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Prosperity to amend the terms of this Agreement); and (ii) is capable of being, and is reasonably likely to be, consummated on a timely basis on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 5.13    Non-Governmental Consents and Approvals. Legacy shall use commercially reasonable efforts to obtain all consents and approvals from third parties necessary or advisable in connection with the transactions contemplated by this Agreement. Legacy will cooperate in all commercially reasonable respects with Prosperity to obtain all such approvals and consents required of Prosperity.

Section 5.14    Conforming Accounting Adjustments. Legacy shall, if requested in writing by Prosperity, consistent with GAAP and applicable banking Laws immediately before Closing, make such accounting entries as Legacy may reasonably request in order to conform the accounting records of Legacy to the accounting policies and practices of Prosperity. No such adjustment by Legacy or any Legacy Subsidiary shall of itself constitute or be deemed to be a breach, violation or failure by Legacy or any Legacy Subsidiary to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or constitute grounds for termination of this Agreement by Prosperity or be an acknowledgment by Legacy of any adverse circumstances for purposes of determining whether the conditions to Prosperity’s obligations under this Agreement have been satisfied. The recording of any such adjustments in accordance with this Section 5.14 shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence by Legacy, any Legacy Subsidiary or their respective management with any such adjustments.

Section 5.15    D&O Liability Insurance. Contemporaneously with the Closing, Legacy shall purchase an extended reporting period for six years under Legacy’s existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the Effective Time, on terms approved by Prosperity. Notwithstanding any other provision of this Agreement, the aggregate cost of the premiums for such coverage shall not exceed 300% of the current annual premium for such insurance paid by Legacy as of the date of this Agreement.

Section 5.16    Termination of DP Contracts and IT Conversion. At Prosperity’s request and in consultation with Prosperity, Legacy will use commercially reasonable efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that the DP Contracts and contracts related to the provision of any other electronic banking services, if the Merger occurs, will be terminated after the consummation of the Merger on a date to be mutually agreed upon by Prosperity and Legacy. Such notice and actions by Legacy will be in accordance with the terms of such contracts. Legacy shall use reasonable efforts and cooperate with Prosperity to facilitate a smooth conversion of data processing, item processing, network and related hardware and software, telephone systems, telecommunications, data communications and other technologies, including participating in conversion planning, design, mapping and testing activities before the Closing Date.

Section 5.17    Obligations Related to Trust Preferred and Debt Securities.

(A)    Legacy will reasonably cooperate with Prosperity to permit Prosperity, as the Resulting Corporation, upon completion of the Merger, to assume expressly the obligations of Legacy to the extent required under the Legacy III Trust Agreement, the Debentures and any related guaranties. The parties shall cooperate and execute one or more supplemental indentures, guarantees and other instruments, including any related certificates, opinions or other documentation, reasonably required in connection with this Section 5.17. If reasonably requested in writing by Prosperity, Legacy will reasonably cooperate with Prosperity to prepare for the repurchase or repayment following the Merger of the Legacy III Trust Preferred Securities, the Legacy III Trust Common Securities and the Debentures.

(B)    Legacy will reasonably cooperate with Prosperity to permit Prosperity, as the Resulting Corporation, upon completion of the Merger, to assume expressly the obligations of Legacy under indentures governing debt securities issued by Legacy and any related guaranties. The parties shall cooperate and execute one or more supplemental indentures, guarantees and other instruments, including any related certificates, opinions or other documentation, reasonably required in connection with this Section 5.17.

Section 5.18    Termination of Deferred Compensation Plan. Legacy will, or will cause the appropriate Subsidiary to, terminate and fully liquidate the Legacy Nonqualified Deferred Compensation Plan (the “Deferred

Compensation Plan”) prior to the Closing Date by paying the amounts due to each participant thereunder, as confirmed by a third-party consultant mutually acceptable to Legacy and Prosperity, with such termination and liquidation to be accomplished in a manner reasonably satisfactory to Prosperity and in compliance with Section 409A of the Code and the regulations thereunder, Treasury Regulations § 1.409A-3(j)(4)(ix)(B).

Section 5.19    Materials Made Available to Prosperity. Legacy shall use commercially reasonable efforts to back up and save a copy of all materials and information continuously available in the electronic data room hosted by Legacy at least one Business Day prior to the date hereof and to provide access to such electronic storage medium to Prosperity.

ARTICLE VI

COVENANTS OF PROSPERITY

Prosperity covenants and agrees with Legacy as follows:

Section 6.01    Commercially Reasonable Efforts. Prosperity agrees to use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02    Registration Statement. Prosperity agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in: (A) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act; (B) the Proxy Statement and any amendment or supplement thereto, at the date(s) of filing and mailing to shareholders and at the time of the Prosperity Meeting; and (C) any other filings made under applicable federal or state banking or securities or other Laws, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Prosperity further agrees that, if it shall become aware of any information that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform Legacy thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement. Prosperity agrees to advise Legacy, promptly after Prosperity receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Prosperity Shares for offering or sale in any jurisdiction, of the initiation or, to the extent Prosperity is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Prosperity agrees to promptly provide to Legacy copies of all correspondence between Prosperity or any of its representatives, on the one hand, and the SEC, on the other hand, related to the Registration Statement.

Section 6.03    Conduct of Business. During the pendency of this Agreement, except as expressly required by this Agreement or as required by Law, Prosperity shall, and shall cause its Subsidiaries to, conduct its and their businesses in the ordinary course consistent with past practices and use commercially reasonable efforts to maintain and preserve intact their business organizations, employees and business relationships.

Section 6.04    Negative Covenants. Except as otherwise expressly permitted or required by this Agreement, or as required by applicable Law, or as set forth in Confidential Schedule 6.04, during the pendency of this Agreement, without the prior written consent of Legacy, which consent shall not be unreasonably withheld or delayed, Prosperity shall not and shall cause its Subsidiaries not to:

(A)    Intentionally take any action that would reasonably be anticipated to result in a Material Adverse Change or prevent or materially delay the ability of the parties to consummate the transactions contemplated by this Agreement;

(B)    Amend or otherwise change Prosperity’s Articles of Incorporation or Bylaws in a manner that would adversely affect the holders of Legacy Shares relative to the holders of Prosperity Shares;

(C)    Take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE IV to be inaccurate in any material respect at Closing;

(D)    Declare, set aside, set a record date for or pay any extraordinary dividend or other extraordinary distribution with respect to the Prosperity Shares that has a record date prior to the Effective Time;

(E)    Incur any indebtedness that would reasonably be expected to prevent Prosperity, as the Resulting Corporation, or its Subsidiaries from assuming Legacy’s or its Subsidiaries’ outstanding indebtedness pursuant to the Merger or the Bank Merger, or as required by this Agreement;

(F)    Merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate or dissolve, in each case if such transaction would reasonably be expected to prevent or materially delay the ability of the parties to consummate the transactions contemplated by this Agreement;

(G)    Acquire any capital stock or other equity securities or acquire any equity or ownership interest in or material assets or businesses of any Person, including any bank, corporation, partnership or other entity, in each case if such transaction would reasonably be expected to prevent or materially delay the ability of the parties to consummate the transactions contemplated by this Agreement; or

(H)    Agree to, or make any commitment to, take or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section  6.04.

Section 6.05    Access to Properties and Records. To the extent permitted by applicable Law, Prosperity shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Legacy to Prosperity: (A) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Legacy reasonable access to the properties, books and records of Prosperity and its Subsidiaries during regular business hours in order that Legacy may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of Prosperity and its Subsidiaries; and (B) furnish Legacy with such additional financial and operating data and other information as to the business and Prosperity Properties as Legacy may, from time to time, reasonably request; provided, however, that Legacy shall request permission for all such access reasonably in advance and all such access shall be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Prosperity and each Prosperity Subsidiary. No investigation by Legacy or its representatives shall affect the representations and warranties set forth herein. Any information provided pursuant to this Agreement shall be subject to the terms of the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 6.06    Untrue Representations. Prosperity shall promptly notify Legacy in writing if Prosperity becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by Prosperity to Legacy, any Confidential Schedule to this Agreement or any representation or warranty made by Prosperity in ARTICLE IV or that results in Prosperity’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 6.07    Litigation and Claims. Prosperity shall promptly notify Legacy in writing of any litigation, or of any claim, controversy or contingent liability that individually, or taken together with other facts, events and circumstances, is reasonably expected to become the subject of litigation, against Prosperity or Prosperity Bank or affecting any of their respective properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change. Prosperity shall promptly notify Legacy in writing of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of Prosperity, threatened against Prosperity or Prosperity Bank that: (A) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Prosperity with respect hereto or thereto; or (B)  seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section  6.08    Adverse Changes. Prosperity shall promptly notify Legacy in writing if any change shall have occurred or, to the Best Knowledge of Prosperity, been threatened (or any development shall have occurred or, to the Best Knowledge of Prosperity, been threatened involving a prospective change) in the business, financial condition, or operations of Prosperity and/or Prosperity Bank that has resulted in or would reasonably be expected to result in a Material Adverse Change with respect to Prosperity or Prosperity Bank or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by this Agreement.

Section 6.09    Further Assurances. Prosperity shall, and shall cause Prosperity Bank to, execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 6.10    Transaction Litigation. Prosperity shall give Legacy prompt notice of any litigation against Prosperity and/or its directors relating to the Merger and the other transactions contemplated by this Agreement and shall give Legacy the opportunity to participate, at Legacy’s cost, in the defense or settlement of any such litigation. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party, consistent with the common interest of Prosperity and Legacy in these matters and the applicable privileges and protections provided therein, and the non-litigating party may offer comments or suggestions with respect to the litigation and any documents to be prepared or filed in connection therewith, which will be reasonably considered in good faith by the litigating party.

Section 6.11    NYSE Listing. Prosperity shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use commercially reasonable efforts to list, before the Closing Date, on the NYSE the Prosperity Shares to be issued to the Legacy stockholders in connection with the Merger.

Section 6.12    Director and Officer Indemnification. From and after the Effective Time, and subject to the limitations contained in applicable FRB and FDIC regulations and to any limitations contained in the Articles of Incorporation or Bylaws of Legacy or the similar constituent documents of Legacy Bank, the Resulting Corporation shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each present and former director, officer and employee of Legacy or any Legacy Subsidiary (the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Legacy or any of its Subsidiaries or is or was serving at the request of Legacy or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time (including matters, actions or omissions related to the negotiation, execution, approval and performance of this Agreement or consummation of the Merger), including advancement of expenses as further specified below. If the Resulting Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of the Resulting Corporation or the surviving company shall assume the obligations set forth in this Section 6.12 prior to or simultaneously with the consummation of such transaction. The Resulting Corporation shall also advance expenses as incurred by any such Indemnified Party hereunder to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Resulting Corporation shall reasonably cooperate with the

Indemnified Party, and the Indemnified Party shall reasonably cooperate with the Resulting Corporation, in the defense of any such claim, action, suit, proceeding or investigation. The obligations of the Resulting Corporation under this Section 6.12 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any party entitled to indemnification hereunder without the prior consent of such affected party. The provisions of this Section 6.12 shall survive the Effective Time and are intended for the benefit of, and shall be enforceable by, each party entitled to indemnification under this Section 6.12 and such party’s heirs and representatives.

ARTICLE VII

OTHER AGREEMENTS

Section 7.01    Employee Matters.

(A)    To the extent requested by Prosperity in writing delivered to Legacy on or prior to the earlier of: (i) at least 20 Business Days before the Closing Date; or (ii) 10 Business Days prior to the commencement of any notice period required to effectuate the termination of such Employee Plan, Legacy or its appropriate Subsidiary shall execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any Employee Plan on terms reasonably satisfactory to Prosperity and in accordance with applicable Law and effective no later than the Closing Date, except that the winding up of any such plan may be completed following the Closing Date. Without limiting the generality of the foregoing, prior to the Closing Date, Legacy will, or will cause the appropriate Legacy Subsidiary to, terminate the Deferred Compensation Plan and liquidate all benefits and liabilities under such arrangements. Within 10 Business Days of the date hereof, Legacy shall prepare and deliver to Prosperity a true and complete list of the notice periods required to effectuate the termination of each Employee Plan.

(B)    To the extent that an employee of Legacy and its Subsidiaries immediately prior to the Closing (collectively, the “Covered Employees”) becomes eligible to participate in an employee benefit plan maintained by the Resulting Corporation or any of its Subsidiaries (other than Legacy or its Subsidiaries) following the Effective Time, the Resulting Corporation shall use commercially reasonable efforts to cause such employee benefit plan to recognize the service of such Covered Employee with Legacy or its Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of the Resulting Corporation or any of its Subsidiaries (other than vesting under any stock incentive plan), to the same extent that such service was recognized immediately prior to the Effective Time under a similar Employee Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that, such recognition of service shall not: operate to duplicate any benefits of a Covered Employee with respect to the same period of service. With respect to any health care, dental or vision plan of the Resulting Corporation or any of its Subsidiaries (other than Legacy and its Subsidiaries) in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, the Resulting Corporation shall: (a) use commercially reasonable efforts to cause any preexisting condition limitations or eligibility waiting periods under such Resulting Corporation or Subsidiary plan (excluding any Employee Plan) to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the similar Employee Plan in which such Covered Employee participated immediately prior to the Effective Time, to the extent permitted under applicable Law and the applicable Resulting Corporation or Subsidiary plan; and (b) use commercially reasonable efforts to cause any health care, dental and vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) to be recognized for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of the Resulting Corporation or any of its Subsidiaries (excluding any Employee Plan), to the extent that any such amount was recognized for a similar purpose under the Employee Plans in which such Covered Employee participated immediately prior to the Effective Time, to the extent permitted under applicable Law and the applicable Resulting Corporation or Subsidiary plan.

(C)    From and after the date hereof, any written communications to the employees, officers or directors of Legacy or any of its Subsidiaries pertaining to compensation or benefit matters after the Closing or otherwise relating to the transactions contemplated by this Agreement, shall be in the form of mutually agreeable communications, prepared in prior consultation with Prosperity, it being agreed that Prosperity and Legacy shall cooperate, including by providing Prosperity a reasonable period of time to review any such communication, in providing mutually agreeable communications.

Section 7.02    Regulatory and Other Approvals. With the reasonable cooperation of Legacy, Prosperity shall use commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of: (A) all third parties; and (B) all Governmental Authorities necessary to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement, including the applications for the prior approval of the Merger and the Bank Merger by the FDIC, the TDB and the FRB (or appropriate Federal Reserve Bank acting on delegated authority) (collectively, the “Regulatory Approvals”). If Legacy has promptly provided information reasonably requested by Prosperity and its comments to draft applications, and otherwise complied with Section 5.02, Prosperity shall file all such applications on or before the thirtieth day following the date of this Agreement, subject to consultation with the FRB on timing of delivery of a waiver request to the FRB. Prosperity shall use commercially reasonable efforts to obtain all Regulatory Approvals and any other approvals from third parties at the earliest practicable time. Prosperity and Legacy shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Law relating to the exchange of information, all the information relating to Prosperity or Legacy, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. In addition, Prosperity shall keep Legacy reasonably informed as to the status of such applications and filings; Prosperity shall promptly furnish Legacy and its counsel with copies of all such regulatory filings and all correspondence with respect thereto to the extent permitted by applicable Law; and to the extent permitted by applicable Law, each party shall promptly advise the other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such approval will not be obtained or that the receipt of any such approval will be materially delayed. Notwithstanding anything to the contrary contained in this Agreement, Prosperity shall not be required to (and Legacy shall not be permitted to, without Prosperity’s prior written consent) take any action, or commit to take any action, or agree to any condition or restriction, involving Prosperity, Legacy or any of their respective Subsidiaries pursuant to this Section 7.02 or otherwise in connection with obtaining any permits, consents, approvals or authorizations that would reasonably be expected to be materially burdensome on Prosperity, Legacy, the Resulting Corporation, Prosperity Bank or Legacy Bank or require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, capital structure, compensation or fee arrangements of Prosperity, Legacy, the Resulting Corporation, Prosperity Bank or Legacy Bank (any of the foregoing, a “Burdensome Condition”); provided, however, that the following shall not be deemed to be a Burdensome Condition: any restraint, limitation, term, requirement, provision or condition that applies generally to all bank holding companies and banks as provided by statute, regulation, or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

Section 7.03    Issuance of Prosperity Common Shares. The Prosperity Shares to be issued by Prosperity to the stockholders of Legacy pursuant to this Agreement will, on the issuance and delivery to such stockholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The Prosperity Shares to be issued to the stockholders of Legacy pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Prosperity or any other Person, and are not and will not be restricted securities under the Securities Act, except for Prosperity Shares issued by Prosperity to any Legacy stockholders who may be deemed to be an “affiliate” of Prosperity under the Securities Act after completion of the Merger.

Section 7.04    Appointment of Directors.

(A)    Effective immediately after the Effective Time, the Board of Directors of the Resulting Corporation (the “Resulting Corporation Board”) shall adopt resolutions and take such other action as necessary to appoint Kevin J. Hanigan, George A. Fisk and Bruce W. Hunt (the “Legacy Nominees”) to the Resulting Corporation Board, each for a term expiring at the next annual meeting of the shareholders of the Resulting Corporation following the Effective Time. The Resulting Corporation shall nominate, and recommend that the Resulting Corporation shareholders elect, each of the Legacy Nominees to the Resulting Corporation Board at the first annual meeting of the shareholders of the Resulting Corporation following the Effective Time. Notwithstanding the foregoing, the Resulting Corporation’s obligation to nominate and recommend each Legacy Nominee is subject to such Legacy Nominee’s compliance with the Resulting Corporation’s governance and ethics policies in place from time to time and such Legacy Nominee (other than Kevin J. Hanigan) qualifying as an independent director under applicable NYSE and SEC rules, in each case, as reasonably determined by the Resulting Corporation’s Nominating and Corporate Governance Committee.

(B)    Effective immediately after the Effective Time, the Board of Directors of Prosperity Bank (the “Resulting Bank Board”) shall adopt resolutions and take such other action as necessary to appoint J. Mays Davenport to the Resulting Bank Board.

Section 7.05    Section 16 Matters. Each of the Legacy Board and the Prosperity Board shall, prior to the Effective Time, take all such reasonable actions as may be necessary or appropriate pursuant to Rule 16b-3 under the Exchange Act to exempt the conversion of Legacy Shares and Legacy equity awards pursuant to the terms of this Agreement by officers and directors of Legacy subject to the reporting requirements of Section 16(a) of the Exchange Act or by officers or directors of Legacy who may become an officer or director of the Resulting Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time: (A) the Legacy Board shall adopt resolutions that specify: (i) the name of each individual whose disposition of Legacy Shares (or Legacy equity awards) is to be exempted; (ii) the number of Legacy Shares (and Legacy equity awards) to be disposed of by each such individual; and (iii) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act; and (B) the Prosperity Board shall adopt resolutions that specify: (i) the name of each individual whose acquisition of Prosperity Shares (or Prosperity equity awards) is to be exempted; (ii) the number of Prosperity Shares (and Prosperity equity awards) to be acquired by each such individual; and (iii) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Each party shall provide to counsel of the other party for its review: (a) copies of such resolutions to be adopted by the respective boards of directors prior to such adoption; and (b) copies of such resolutions as adopted, and each party shall provide the other party with such information as shall be reasonably necessary for the other party’s board of directors to set forth the information required in the resolutions of such board of directors.

Section 7.06    Dividends. Subject to Section 5.04(D), after the date of this Agreement, Prosperity and Legacy shall coordinate with the other the declaration of any dividends in respect of Prosperity Shares and Legacy Shares and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Legacy Shares shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Legacy Shares and any Prosperity Shares any such holder receives in exchange therefor in the Merger.

Section 7.07    Takeover Statutes. No party shall take any action that would cause this Agreement, the Merger or any of the other transactions contemplated by this Agreement to be subject to requirements imposed by any takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (any such Laws, “Takeover Statutes”), and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF LEGACY

The obligations of Legacy to effect the Merger are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by Legacy:

Section 8.01    Representations and Warranties. (A) Each of the representations and warranties of Prosperity set forth in Section 4.01(B), Section 4.02, Section 4.03 (other than inaccuracies that are de minimis in amount and effect), Section 4.04(B) and Section 4.16 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (B) each of the representations and warranties of Prosperity set forth in Section 4.01(A) and Section 4.04(A) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (C) each of the other representations and warranties of Prosperity set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (C), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein), individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Change in Prosperity.

Section 8.02    Performance of Obligations. Prosperity shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and obligations required by this Agreement to be performed or complied with by Prosperity at or before the Effective Time.

Section 8.03    Government Approvals. All Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Burdensome Condition.

Section 8.04    No Restraints. No order, injunction, decree or judgment issued by any court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

Section 8.05    Delivery of Closing Documents. Legacy shall have received all documents required to be delivered by Prosperity on or before the Closing Date as set forth in Section 2.03, all in form and substance reasonably satisfactory to Legacy.

Section 8.06    Shareholder Approvals. Each of: (A) the Requisite Legacy Stockholder Approval; and (B) the Requisite Prosperity Shareholder Approval shall have been obtained.

Section 8.07    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved.

Section 8.08    Listing of Prosperity Shares. The Prosperity Shares to be issued to the Legacy stockholders as the Merger Consideration in the Merger shall have been approved for listing on the NYSE and such approval shall not have been withdrawn or revoked.

Section 8.09    No Material Adverse Change. Since the date of this Agreement, no Material Adverse Change shall have occurred with respect to Prosperity.

Section 8.10    Tax Opinion. Legacy shall have received an opinion (reasonably acceptable in form and substance to Legacy) from Shapiro Bieging Barber Otteson LLP, dated as of the Closing Date, to the effect that for federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of § 368(a) of the Code. Such opinion will be based upon representations of the parties contained in this Agreement and in the tax representation letters described in Section 1.12(C).

Section 8.11    Employment Agreements. The Employment Agreements with the individuals set forth on Confidential Schedule 8.11 shall not have been terminated by Prosperity and shall remain in full force and effect.

ARTICLE IX

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PROSPERITY

The obligations of Prosperity to effect the Merger are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by Prosperity.

Section 9.01    Representations and Warranties. (A) Each of the representations and warranties of Legacy set forth in Section 3.01(B), Section 3.02, Section 3.03(A) (other than inaccuracies that are de minimis in amount and effect), Section 3.04(B), Section 3.16, and Section 3.36 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); (B) each of the representations and warranties of Legacy set forth in Section 3.01(A), Section 3.03(B), Section 3.03(C) and Section 3.04(A) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date); and (C) each of the other representations and warranties of Legacy set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (C), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Change” set forth therein), individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Change in Legacy.

Section 9.02    Performance of Obligations. Legacy shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and obligations required by this Agreement to be performed or complied with by Legacy at or before the Effective Time.

Section 9.03    Government Approvals. All Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Burdensome Condition.

Section 9.04    No Restraints. No order, injunction, decree or judgment issued by any court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the

Merger, the Bank Merger or the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

Section 9.05    Delivery of Closing Documents. Prosperity shall have received all documents required to be delivered by Legacy on or before the Closing Date as set forth in Section 2.02, all in form and substance reasonably satisfactory to Prosperity.

Section 9.06    Shareholder Approvals. Each of (A) the Requisite Legacy Stockholder Approval and (B) the Requisite Prosperity Shareholder Approval shall have been obtained.

Section 9.07    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved.

Section 9.08    Listing of Prosperity Shares. The Prosperity Shares to be issued to the Legacy stockholders as the Merger Consideration in the Merger shall have been approved for listing on the NYSE and such approval shall not have been withdrawn or revoked.

Section 9.09    No Material Adverse Change. Since the date of this Agreement, no Material Adverse Change shall have occurred with respect to Legacy.

Section 9.10    Tax Opinion. Prosperity shall have received an opinion (reasonably acceptable in form and substance to Prosperity) from Bracewell LLP, dated as of the Closing Date, to the effect that for federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of § 368(a) of the Code. Such opinion will be based upon representations of the parties contained in this Agreement and in the tax representation letters described in Section 1.12(C).

Section 9.11    Termination of Plans. The Deferred Compensation Plan will have been terminated and liquidated and Legacy will have taken any other action as requested by Prosperity in accordance with Section 7.01(A).

Section 9.12    Additional Agreements. A material number of the Additional Agreements executed contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

ARTICLE X

TERMINATION AND ABANDONMENT

Section 10.01    Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time before the Effective Time (except as otherwise set forth in this Section 10.01), whether before or after approval by the Legacy stockholders or Prosperity shareholders as follows, and in no other manner:

(A)    By the mutual written consent of Legacy and Prosperity, duly authorized by the Legacy Board and the Prosperity Board, respectively.

(B)    By either Legacy or Prosperity if the Closing shall not have occurred on or before June 16, 2020 (the “Closing Date Deadline”); provided, however, that the right to terminate this Agreement under this

Section 10.01(B) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.

(C)    By either Prosperity or Legacy if: (i) any Regulatory Approval required to be obtained pursuant to Section 9.03 or Section 8.03 has been denied by the relevant Governmental Authority and such denial has become final and nonappealable or if any such Regulatory Approval includes, or will not be issued without, the imposition of a Burdensome Condition; or (ii) any Governmental Authority of competent jurisdiction shall have issued an order, injunction, decree or ruling or taken any other action permanently restraining, enjoining, invalidating or otherwise prohibiting this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby and such order, injunction, decree, ruling or other action shall have been final and nonappealable.

(D)    By Prosperity, if Legacy shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement which breach or failure, if continuing on the Closing Date, would, individually or together with all other such uncured breaches or failures by Legacy, constitute grounds for the conditions set forth in Section 9.01 or Section 9.02 not to be satisfied on the Closing Date, and such breach or failure shall not have been cured within a period of 30 calendar days after written notice from Prosperity (or such fewer days as remain prior to the Closing Date Deadline).

(E)    By Legacy, if Prosperity shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure, if continuing on the Closing Date, would, individually or together with all other such uncured breaches or failures by Prosperity, constitute grounds for the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied on the Closing Date, and such breach or failure shall not have been cured within a period of 30 calendar days after written notice from Legacy (or such fewer days as remain prior to the Closing Date Deadline).

(F)    By either Prosperity or Legacy, if: (i) the Requisite Legacy Stockholder Approval shall not have been obtained at the Legacy Meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on this Agreement is taken; or (ii) the Requisite Prosperity Shareholder Approval shall not have been obtained at the Prosperity Meeting, or any adjournment or postponement thereof, called for such purpose at which a vote on this Agreement is taken; provided, however, that the right to terminate this Agreement under this Section 10.01(F) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Requisite Legacy Stockholder Approval or the Requisite Prosperity Shareholder Approval, as applicable, to be obtained and such action or failure to act constitutes a material breach of this Agreement.

(G)    By Prosperity, if Legacy or the Legacy Board shall have made a Legacy Change in Recommendation or failed to comply in any material respect with its obligations under Section 1.08(B) or Section 5.12.

(H)    By Legacy, if Prosperity or the Prosperity Board shall have failed to comply in any material respect with its obligations under Section  1.08(D).

Section 10.02    Notice of Termination. The power of termination provided for by Section 10.01 may be exercised only by a notice given in writing, as provided for in Section  11.06.

Section 10.03    Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger pursuant to the provisions of Section 10.01, no party to this Agreement shall have any further liability or obligation in respect of this Agreement, except that (A) the provisions of this Section 10.03, Section 10.04, ARTICLE XI, and the Confidentiality Agreement shall survive any such termination of the Agreement and abandonment of the Merger and (B) notwithstanding anything to the contrary, neither Prosperity nor Legacy shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

Section 10.04    Termination Fee.

(A)    In the event that: (i) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made, known to senior management or the board of directors of Legacy or shall have been made directly to the stockholders of Legacy generally, or any Person shall have publicly announced an Acquisition Proposal; (ii) thereafter this Agreement is terminated (a) by Legacy or Prosperity pursuant to Section 10.01(B) (if the Requisite Legacy Stockholder Approval has not theretofore been obtained); (b) by Prosperity pursuant to Section 10.01(D); or (c) by Legacy or Prosperity pursuant to Section 10.01(F)(i); and (iii) prior to the date that is 12 months after the date of such termination, Legacy consummates a transaction included within the definition of Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal, in each case, whether or not relating to the same Acquisition Proposal as that referenced in clause (i), then Legacy shall on the earlier of: (x) the date such a transaction is consummated or (y) the date any such definitive agreement is entered into, as applicable, pay Prosperity a fee equal to $82,000,000 (the “Termination Fee”) by wire transfer of immediately available funds; provided, that, for purposes of this Section 10.04(A), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(B)    In the event this Agreement is terminated by Prosperity pursuant to Section 10.01(G), then Legacy shall, within two Business Days after the date of termination, pay Prosperity the Termination Fee by wire transfer of immediately available funds.

(C)    Each of Legacy and Prosperity acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Prosperity would not enter into this Agreement; accordingly, if Legacy fails promptly to pay the amount due pursuant to this Section 10.04, and, in order to obtain such payment, Prosperity commences a suit which results in a judgment against Legacy for the fee set forth herein or any portion thereof, Legacy shall pay to Prosperity its fees and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Legacy fails to pay the amounts payable pursuant to this Section 10.04, then Legacy shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date such payment was required to be made plus 200 basis points for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Legacy pursuant to this Section 10.04 constitute liquidated damages and not a penalty, and, except in the case of fraud or willful breach of this Agreement, shall be the sole monetary remedy of Prosperity in the event of a termination of this Agreement specified in such section. In no event shall Legacy be required to pay the Termination Fee more than once. Legacy’s obligation to pay the Termination Fee shall survive termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.01    No Survival of Representations and Warranties. The parties hereto agree that all of the representations, warranties and covenants contained in this Agreement shall terminate and be extinguished at Closing, except for those covenants that specifically require performance after the Closing.

Section 11.02    Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and all agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, shall be borne and paid by the party incurring such costs or expenses.

Section 11.03    Entire Agreement. This Agreement (including the documents and instruments referred to herein), the Confidentiality Agreement, and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof, and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 11.04    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances which the limitations of the preceding sentence applies. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate applicable Law.

Section 11.05    Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any rule of law or public policy, such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof, and all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.06    Notices. All notices, requests, claims, demands, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party shall be in writing; and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by e-mail or facsimile transmission, to such party at the address or transmission numbers set forth below:

(A)    If given to Legacy, or to an officer thereof, in such officer’s official capacity, at Legacy’s mailing address or transmission number set forth below (or such address or transmission number as Legacy may give notice to Prosperity by like notice):

Scott Almy

Executive Vice President, Chief Operating Officer,

Chief Risk Officer and General Counsel

LegacyTexas Financial Group, Inc.

5851 Legacy Circle

Plano, Texas 75024

Email: Scott.Almy@legacytexas.com

with a copy (which shall not constitute notice) to:

Christian Otteson, Esq.

Shapiro Bieging Barber Otteson, LLP

7979 East Tufts Ave., Suite 1600

Denver, Colorado 80237

Facsimile: (720) 488-7711

Email: cotteson@sbbolaw.com

(B)    If given to Prosperity, or to an officer thereof, in such officer’s official capacity, at Prosperity’s mailing address or transmission number set forth below (or such address or transmission number as Prosperity may give notice to Legacy by like notice):

Charlotte M. Rasche

Senior Executive Vice President and General Counsel

Prosperity Bancshares, Inc.

80 Sugar Creek Center Boulevard

Sugarland, TX 77478

Facsimile: (281) 269-7222

Email: Charlotte.rasche@prosperitybankusa.com

and with a copy (which shall not constitute notice) to:

Annette Tripp

Senior Vice President and Associate General Counsel

Prosperity Bancshares, Inc.

80 Sugar Creek Center Boulevard

Sugarland, TX 77478

Facsimile: (281) 269-7222

Email: Annette.Tripp@prosperitybankusa.com

and:

William S. Anderson, Esq.

Jason Jean, Esq.

Bracewell LLP

711 Louisiana St., Suite 2300

Houston, Texas 77002

Facsimile: (800) 404-3970

Email: will.anderson@bracewell.com

            jason.jean@bracewell.com

Any notice given pursuant to this Agreement shall be effective (i) in the case of personal delivery, e-mail or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three Business Days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one Business Day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery.

Section 11.07    GOVERNING LAW; JURISDICTION. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IN ADDITION, EACH PARTY: (A) SUBMITS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE STATE OF TEXAS, COUNTY OF HARRIS, OR IF IT CAN ACQUIRE

JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS–HOUSTON DIVISION, AND APPELLATE COURTS THEREOF, IN THE EVENT THAT ANY DISPUTE (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISES OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY; (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT; (C) AGREES THAT IT WILL NOT BRING ANY PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY COURT OTHER THAN THE ABOVE-NAMED COURTS; AND (D) AGREES THAT IT WILL NOT SEEK TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, THAT: (I) ANY SUCH PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM; (II) ANY SUCH PROCEEDING SHOULD BE TRANSFERRED OR REMOVED TO ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURTS; (III) ANY SUCH PROCEEDING SHOULD BE STAYED BY REASON OF THE PENDENCY OF SOME OTHER PROCEEDING IN ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURTS; OR (IV) THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY THE ABOVE-NAMED COURTS. EACH PARTY AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 11.06.

Section 11.08    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE PROCEEDING, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.08.

Section 11.09    Multiple Counterparts; Electronic Transmission. For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Agreement. An e-mail, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 11.10    Certain Definitions.

(A)    “Affiliate” means any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(B)    “Best Knowledge” means: (i) with respect to Prosperity, the actual knowledge of those Persons set forth in Confidential Schedule 11.10(B)(i); and (ii) with respect to Legacy, the actual knowledge of those Persons set forth in Confidential Schedule 11.10(B)(ii). For purposes of this definition, a named Person shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such Person in the course of the management reporting practices of Prosperity or Legacy, as applicable.

(C)    “Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Houston, Texas are authorized or required by applicable Law or any Governmental Authority to close.

(D)    “Prosperity Employee Plan” means any “employee benefit plan” (as defined in ERISA), whether or not subject to ERISA, all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, employment, termination, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which: (i) is currently sponsored, maintained or contributed to by Prosperity or any Prosperity Subsidiary, or with respect to which Prosperity or any Prosperity Subsidiary is a party or has any liability; and (ii) provides compensation or benefits to any current or former director, officer, employee or other service provider of Prosperity or any Prosperity Subsidiary, or the dependents of any thereof, regardless of whether funded or unfunded.

(E)    “Prosperity Property” or “Prosperity Properties” means all real property owned or leased by Prosperity or any Prosperity Subsidiary, including properties that any Prosperity Subsidiary has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

(F)    “Environmental Laws” means any applicable federal, state, or local Laws now in effect and in each case as amended to date, including any judicial or administrative order, consent decree, judgment relating to pollution or protection of public or employee health or safety or the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended 49 U.S.C. § 5101, et. seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et. seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et. seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et. seq.; the Clean Air Act, 42 U.S.C. § 7401, et. seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f. et. seq.

(G)    “Governmental Authority” means any United States or foreign federal, state or local court, administrative agency, commission or other governmental authority or instrumentality thereof, in each case, of competent jurisdiction, including the Regulatory Agencies.

(H)    “Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including petroleum, including crude oil or any fraction thereof, or any petroleum product, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws, or which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, but notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of Legacy or any Legacy Subsidiary or Prosperity or any Prosperity Subsidiary, as applicable, in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

(I)    “Investment Securities” means a security held by Legacy Bank and reflected as an asset of Legacy Bank or held by Prosperity Bank and reflected as an asset of Prosperity Bank, as applicable, in accordance with GAAP.

(J)    “Law” or “Laws” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

(K)    “made available to Prosperity” means information or materials posted in Legacy’s electronic data room hosted by Legacy and continuously available at least one Business Day prior to the date hereof.

(L)    “Material Adverse Change” means, with respect to Legacy or Prosperity, as applicable, any event, circumstance, development, change, occurrence or effect that, individually or in the aggregate: (i) has resulted in, or would reasonably be expected to result in, a material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), business or results of operations of such party and its Subsidiaries, taken as a whole, other than, in the case of this clause (i), any event, circumstance, development, change, occurrence or effect to the extent resulting from: (a) any change occurring after the date hereof in any federal or state Law, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions; (b) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions; (c) general changes in credit markets or general downgrades in credit markets unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions; (d) changes after the date hereof in GAAP that affect financial institutions generally, unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions; (e) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Legacy Shares or Prosperity Shares (as applicable), in and of itself, but not including any underlying causes thereof; (f) changes resulting from acts of terrorism or war unless such changes have a materially disproportionate adverse effect on a party relative to other similarly situated financial institutions; (g) actions of a party or its Subsidiaries taken at the express written request, or with the express prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby; or (h) the public disclosure of this Agreement; or (ii) prevents, or would reasonably be expected to prevent, such party from consummating the Closing (including the Merger and the Bank Merger).

(M)    “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

(N)    “Property” or “Properties” means all real property owned or leased by Legacy or any Legacy Subsidiary, including real properties that any Legacy Subsidiary has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

(O)    “Regulatory Agency” means each of: (i) the SEC; (ii) any self-regulatory organization; (iii) the FRB; (iv) the Federal Deposit Insurance Corporation (the “FDIC”), (v) the Texas Department of Banking (the “TDB”) and the Texas Department of Insurance.

(P)    “Subsidiary” means, in the case of either Legacy or Prosperity, any Person in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest or otherwise has, directly or indirectly, the right to elect or appoint a majority of the directors or other Persons performing similar functions.

Section 11.11    Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with their terms or otherwise were breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to seek temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which such other party may be entitled, at law or in equity.

Section 11.12    Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Confidential Schedule, such reference shall be to an Article or Section of, or an Exhibit or Confidential Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors or assigns. References to Prosperity relating to periods after the Effective Time shall mean the Resulting Corporation.

Section 11.13    Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any Person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, it being the intention of the parties hereto that this Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Agreement and for the benefit of no other Person. Nothing in this Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement. Notwithstanding any other provision of this Agreement, it is specifically intended by the parties to this Agreement that the persons entitled to the benefits of the covenants contained in Section 6.12 are third-party beneficiaries solely with respect to such section. No party to this Agreement shall assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party. Any assignment made or attempted in violation of this Section  11.13 shall be void and of no effect.

Section 11.14    Public Disclosure. None of Prosperity, any Prosperity Subsidiary, Legacy or any Legacy Subsidiary will make, issue or release, or cause to be made, issued or released, any announcement, public statement, press release, or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, Prosperity and Legacy, upon prior written notice to the other party, will be permitted to make, subject to the terms of this Agreement, any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable federal or state Laws or that may be necessary to obtain regulatory approval for, or to otherwise effect, the transactions contemplated hereby.

Section 11.15    Extension; Waiver. At any time before the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed: (A) extend the time for the performance of any of the obligations or other acts of the other party hereto; (B) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto; or (C) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to this Section 11.15) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.

Section 11.16    Amendments. This Agreement may be amended by a written instrument signed by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by the Legacy stockholders or the Prosperity shareholders; but after the approval of this Agreement by the Legacy stockholders or the Prosperity shareholders, there shall not be, without the further approval of such stockholders or shareholders, as applicable, any amendment of this Agreement that requires such further approval under applicable Law.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ David Zalman
Name:	David Zalman
Title:	Chairman and Chief Executive Officer

LEGACYTEXAS FINANCIAL GROUP, INC.

By:	/s/ Kevin Hanigan
Name:	Kevin Hanigan
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

APPENDIX B

[J.P. Morgan letterhead]

June 14, 2019

The Board of Directors

LegacyTexas Financial Group, Inc.

5851 Legacy Circle

Plano, Texas 75024

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of LegacyTexas Financial Group, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with Prosperity Bancshares, Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Reorganization (the “Agreement”) between the Company and the Acquiror, the Company will merge with and into the Acquiror, and each outstanding share of Company Common Stock, other than Cancelled Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $6.28 in cash (the “Cash Consideration”) and 0.5280 shares (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $1.00 per share (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated June 11, 2019 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of each of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company and the Acquiror with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company and Acquiror and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Acquiror, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

APPENDIX C

June 14, 2019

The Board of Directors

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, TX 77027

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Prosperity Bancshares, Inc. (“Prosperity”) of the Aggregate Merger Consideration (as defined below) in the proposed merger (the “Merger”) of LegacyTexas Financial Group, Inc. (“LegacyTexas”) with and into Prosperity, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) to be entered into by and between Prosperity and LegacyTexas. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement) by virtue of the Merger and without any action on the part of Prosperity, LegacyTexas or any holder of common stock, par value $0.01 per share, of LegacyTexas (“LegacyTexas Common Stock”), each share of LegacyTexas Common Stock that is issued and outstanding as of immediately prior to the Effective Time (excluding Cancelled Shares (as defined in the Agreement)) shall be converted into the right to receive: (i) 0.5280 of a share of common stock, par value $1.00 per share, of Prosperity (“Prosperity Common Stock,” and such number of a shares of Prosperity Common Stock, the “Stock Consideration”), and (ii) $6.28 in cash (the “Cash Consideration”). The aggregate Stock Consideration and the aggregate Cash Consideration, taken together, are referred to herein as the “Aggregate Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately after the Effective Time, Prosperity will cause the merger of LegacyTexas Bank with and into Prosperity Bank, with Prosperity Bank as the surviving bank (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Prosperity and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships of a KBW broker-dealer affiliate with Prosperity and LegacyTexas, and otherwise in the ordinary course of KBW’s and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Prosperity and LegacyTexas. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell debt or equity securities of, Prosperity or LegacyTexas for our and their own accounts and for the accounts of our and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Prosperity Common Stock. As Prosperity has previously been

Keefe, Bruyette & Woods, Inc., A Stifel Company • 805 Las Cimas Parkway, Suite 230A • Austin, TX 78746

(512) 813-7240 • www.kbw.com

informed by KBW, such positions currently include an individual position in shares of Prosperity Common Stock held by a senior member of the KBW advisory team providing services to Prosperity in connection with the proposed Merger. We have acted exclusively for the board of directors of Prosperity (the “Board”) in rendering this opinion and will receive a fee from Prosperity for our services. A portion of our fee became payable upon the execution of our written engagement agreement with Prosperity, a portion is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Prosperity has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with the present engagement, in the past two years KBW has not provided investment banking or financial advisory services to Prosperity. In the past two years, KBW has not provided investment banking or financial advisory services to LegacyTexas. We may in the future provide investment banking and financial advisory services to Prosperity or LegacyTexas and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Prosperity and LegacyTexas and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated June 11, 2019 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Prosperity; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of Prosperity; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of LegacyTexas; (v) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of LegacyTexas; (vi) certain regulatory filings of Prosperity and LegacyTexas and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2018 as well as the quarter ended March 31, 2019; (vii) certain other interim reports and other communications of Prosperity and LegacyTexas to their respective shareholders; and (viii) other financial information concerning the respective businesses and operations of Prosperity and LegacyTexas that were furnished to us by Prosperity and LegacyTexas or that we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Prosperity and LegacyTexas; (ii) the assets and liabilities of Prosperity and LegacyTexas; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Prosperity and LegacyTexas with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of LegacyTexas (giving effect to certain adjustments thereto provided to and discussed with us by LegacyTexas management), as well as assumed LegacyTexas long-term growth rates provided to us by Prosperity management, all of which information was discussed with us by Prosperity management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Prosperity, as well as assumed Prosperity long-term growth rates provided to us by Prosperity management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Prosperity (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Prosperity management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the

Keefe, Bruyette & Woods, Inc., A Stifel Company • 805 Las Cimas Parkway, Suite 230A • Austin, TX 78746

(512) 813-7240 • www.kbw.com

Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of Prosperity and LegacyTexas regarding the past and current business operations, regulatory relations, financial condition and future prospects of Prosperity and LegacyTexas and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Prosperity as to the reasonableness and achievability of the publicly available consensus “street estimates” of LegacyTexas and Prosperity (in the case of LegacyTexas as adjusted as referred to above), the assumed LegacyTexas and Prosperity long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Prosperity (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above, and the assumptions and bases for all such information, and we have assumed, at the direction of Prosperity, that all of the foregoing information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Prosperity management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Prosperity and LegacyTexas that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of LegacyTexas and Prosperity referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of Prosperity and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Prosperity or LegacyTexas since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Prosperity and LegacyTexas are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Prosperity or LegacyTexas, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Prosperity or LegacyTexas under any state or

Keefe, Bruyette & Woods, Inc., A Stifel Company • 805 Las Cimas Parkway, Suite 230A • Austin, TX 78746

(512) 813-7240 • www.kbw.com

federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ, in any respect material to our analyses, from the draft version reviewed by us) with no adjustments to the Aggregate Merger Consideration (including the stock or cash components thereof) and with no additional consideration or payments in respect of LegacyTexas Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Prosperity, LegacyTexas or the pro forma entity, or the contemplated benefits and effects of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Prosperity that Prosperity has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Prosperity, LegacyTexas, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration in the Merger to Prosperity. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including without limitation, the form or structure of the Merger (including the form of Aggregate Merger Consideration or the allocation thereof between stock and cash) or any such related transaction, any consequences of the Merger or any such related transaction to Prosperity, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, non-compete, consulting, voting, support, cooperation, shareholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Prosperity to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Prosperity or the Board, (iii) any business, operational or other plans

Keefe, Bruyette & Woods, Inc., A Stifel Company • 805 Las Cimas Parkway, Suite 230A • Austin, TX 78746

(512) 813-7240 • www.kbw.com

with respect to LegacyTexas or the pro forma entity that may be currently contemplated by Prosperity or the Board or that may be implemented by Prosperity or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Prosperity’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Prosperity Common Stock or relative to the Aggregate Merger Consideration, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Prosperity, LegacyTexas or any other party to any transaction contemplated by the Agreement, (vi) whether Prosperity has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration at the closing of the Merger, (vii) the actual value of Prosperity Common Stock to be issued in connection with the Merger, (viii) the prices, trading range or volume at which Prosperity Common Stock or LegacyTexas Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Prosperity Common Stock will trade following the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Prosperity, LegacyTexas, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Prosperity Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration in the Merger is fair, from a financial point of view, to Prosperity.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc., A Stifel Company • 805 Las Cimas Parkway, Suite 230A • Austin, TX 78746

(512) 813-7240 • www.kbw.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Prosperity

Article 8 of Prosperity’s Amended and Restated Articles of Incorporation, as amended (the “articles of incorporation”), and Article 8 of Prosperity’s Amended and Restated Bylaws, as amended (the “bylaws”), provide for mandatory indemnification to the fullest extent allowed under the Texas Business Organizations Code (the “TBOC”) for all former or present directors or officers and all persons who are or were serving at the request of Prosperity as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, trust or employee benefit plan.

The foregoing indemnification under Prosperity’s articles of incorporation and bylaws is only available if it is determined in accordance with Section 8.103 of the TBOC that:

(1) the person:

(A) acted in good faith;

(B) reasonably believed:

(i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests; and

(ii) in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and

(C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful;

(2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and

(3) indemnification should be paid.

Article 16 of Prosperity’s articles of incorporation provides that a director of Prosperity shall not be liable to Prosperity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exculpation from liability is not permitted under Texas law.

Article 8 of Prosperity’s articles of incorporation and bylaws also provide that it has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or in a similar capacity or who is or was serving as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity against any liability incurred by such person in such a capacity or arising out of such person’s status. In accordance with the foregoing provisions, Prosperity maintains directors and officers liability insurance.

Prosperity’s articles of incorporation and bylaws were previously filed with the Securities and Exchange Commission and are incorporated by reference into this registration statement.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of June 14, 2019, by and between Prosperity Bancshares, Inc. and LegacyTexas Financial Group, Inc. (included as Appendix A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267))

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed June 20, 2019)

4.1	Form of certificate representing shares of Prosperity Bancshares, Inc.’s common stock (incorporated herein by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267))

5.1	Opinion of Bracewell LLP regarding the validity of the securities being registered**

8.1	Opinion of Bracewell LLP as to certain tax matters**

8.2	Opinion of Shapiro Bieging Barber Otteson LLP as to certain tax matters**

10.1	Executive Employment Agreement, dated as of June 16, 2019, by and among Prosperity Bank, LegacyTexas Bank and Kevin J. Hanigan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 20, 2019)

10.2	Executive Employment Agreement, dated as of June 16, 2019, by and among Prosperity Bank, LegacyTexas Bank and J. Mays Davenport (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed June 20, 2019)

21.1	Subsidiaries of Prosperity Bancshares, Inc. (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Prosperity Bancshares, Inc.*

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of LegacyTexas Financial Group, Inc.*

23.3	Consent of Bracewell LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference**

23.4	Consent of Bracewell LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference**

23.5	Consent of Shapiro Bieging Barber Otteson LLP, included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference**

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Registration Statement on Form S-4 and incorporated herein by reference**

99.1	Consent of Keefe, Bruyette & Woods, Inc.*

99.2	Consent of J.P. Morgan Securities LLC*

Exhibit Number	Description

99.3	Consent of George A. Fisk**

99.4	Consent of Kevin J. Hanigan**

99.5	Consent of Bruce W. Hunt**

99.6	Form of Proxy for Special Meeting of Stockholders of Legacy*

99.7	Form of Proxy for Special Meeting of Shareholders of Prosperity*

*	Filed herewith
**	Previously filed

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(10)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Prosperity has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on September 16, 2019.

PROSPERITY BANCSHARES, INC.

By:	/s/ David Zalman
David Zalman
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Zalman David Zalman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer); Director	September 16, 2019

/s/ Asylbek Osmonov Asylbek Osmonov	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 16, 2019

* James A. Bouligny	Director	September 16, 2019

* W. R. Collier	Director	September 16, 2019

* Leah Henderson	Director	September 16, 2019

* Ned S. Holmes	Director	September 16, 2019

* Jack Lord	Director	September 16, 2019

* William T. Luedke IV	Director	September 16, 2019

* Perry Mueller, Jr., D.D.S.	Director	September 16, 2019

* Harrison Stafford II	Director	September 16, 2019

* Robert Steelhammer	Director	September 16, 2019

* H.E. Timanus, Jr.	Director	September 16, 2019

*By:	/s/ David Zalman
David Zalman
Attorney-in-Fact
September 16, 2019